Form 10-K, Exhibit 13
period 1993-12-31
WYNNS INTERNATIONAL INC
filed 1994-03-28
CIK 108721

                                                                      EXHIBIT 13


     This exhibit consists of the following portions of the 1993 Annual Report to Stockholders of Wynn's International, Inc.: the Report of Independent Auditors on page 18, the consolidated financial statements of Registrant on pages 19 through 32, the Selected Financial Data section on page 13, the Management's Discussion and Analysis of Financial Condition and Results of Operations section on pages 14 through 17, and the information appearing under "Common Stock Price and Cash Dividends Per Share: 1993-1992" on page 13 and "Number of Stockholders" and "Stock Exchange Listing" on page 33.

Wynn's International, Inc.
SELECTED FINANCIAL DATA

Five years ended December 31, 1993

                                                      1993              1992          1991              1990         1989
                                                    --------          --------      --------          --------     --------
                                                              (Dollar amounts in thousands-except per share amounts)
Net sales                                            $284,957         $291,788      $273,963        $285,123       $283,885

Income (loss) before taxes based on income             15,811           13,334       (13,918)(a)      12,966         12,983
Provision (benefit) for taxes based on income           6,830            6,081        (2,718)          6,612          5,428
                                                     --------         --------      --------        --------       --------
Net income (loss)                                    $  8,981         $  7,253      $(11,200)       $  6,354       $  7,555
Earnings (loss) per share of common stock (b)           $1.62            $1.34        $(2.06)          $1.10          $1.31
Weighted average common shares outstanding          5,547,426        5,395,809     5,438,480       5,767,284      5,759,003
Cash dividends per common share                          $.42             $.40          $.40            $.40           $.40

Selected balance sheet items:
   Current assets                                    $117,624         $124,897      $118,014        $127,754       $128,804
   Current liabilities                                 56,293           54,378        44,732          50,224         53,511
   Working capital                                     61,331           70,519        73,282          77,530         75,293
   Current ratio                                    2.09 to 1        2.30 to 1     2.64 to 1       2.54 to 1      2.41 to 1
   Total assets                                      $167,799         $170,716      $165,622        $187,765       $188,556
   Long-term debt due after one year                   23,389           32,518        40,696          41,191         41,226
   Stockholders' equity                                84,442           78,853        75,611          89,784         87,875
   Book value per common share                         $15.27           $14.59        $14.03          $16.43         $15.15

Notes:
(a) 1991 loss includes $20.7 million restructuring charge. See Note 2 of Notes to Consolidated Financial Statements.
(b) See Note 14 of Notes to Consolidated Financial Statements for certain per share information. All per share amounts have been adjusted to reflect the three for two stock split effected in 1993.

The above Selected Financial Data for the five years ended December 31, 1993 is not reported upon herein by independent auditors.
See Management's Discussion and Analysis of Financial Condition and Results of Operations.


COMMON STOCK PRICE AND CASH DIVIDENDS PER SHARE: 1993-1992

The high and low sales prices of the Company's common stock and the cash dividends for the past two years are shown in the following table and reflect the 3 for 2 stock split effected in 1993:

                                           Sales Price                             Dividends Per Share
                                           -----------                             -------------------
                               1993                          1992                  1993           1992
                        High            Low           High           Low
                       -----------------------      -----------------------        --------------------

First Quarter          $21 7/8         $17 3/8      $13 3/8         $10 3/4        $.10           $.10
Second Quarter          23 3/4          16 5/8       15 1/4          11 1/4         .10            .10
Third Quarter           22 1/4          18 1/4       15 3/4          13             .11            .10
Fourth Quarter          22 1/2          17 3/4       18              13 1/8         .11            .10

Wynn's International, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

1993 COMPARED TO 1992

   Net sales in 1993 were $285.0 million compared to $291.8 million in 1992, a decrease of 2 percent. Sales were down 2 percent for the Automotive Parts & Accessories Division, which is comprised of Wynn's-Precision, Inc. ("Precision"), a Lebanon, Tennessee-based supplier of O-rings, seals and molded rubber products, and Wynn's Climate Systems, Inc. ("WCS"), a Fort Worth, Texas-based supplier of automotive air conditioning products.

   Precision recorded a 15 percent increase in sales in 1993, attributable to growth at all of its major operations except its Arizona aerospace operation. Higher revenues were derived from sales of O-rings, composite gaskets and engineered thermoplastics. Precision's Arizona operation is refocusing on new commercial product applications for non-aerospace customers to help offset the decline in revenues from aerospace customers. Precision continued to receive requests in 1993 for price freezes or reductions from customers in a broad array of markets. Precision expects this trend to continue in 1994 as customers strive to lower costs through increased supplier competition. Increases in revenue at Precision generally indicate an increase in the number of units sold.

   WCS experienced a 17 percent decrease in revenues in 1993 compared to 1992 due to decreased sales in its original equipment manufacturers ("OEM") division. The OEM revenue decrease was principally due to decreased sales to Mazda and Chrysler, partially offset by increased sales to the Rover Group. Revenues in WCS' aftermarket division, including revenues from company owned service centers, were virtually the same in 1993 as in 1992. WCS' revenues in 1993 from sales of its refrigerant recycling machine were slightly higher than in 1992. WCS expects sales by its OEM division to decline further in 1994 compared to 1993 due to Mazda's previously announced decision to change its supply agreement when the new production platform for the 323 vehicle is introduced in model year 1995 and due to the expiration of WCS' existing supply agreement with the Rover Group. In response to the loss of such supply agreements, and the concurrent worldwide environmental limitations on the production of R-12 (the refrigerant used in most automotive air conditioning systems) and the transition to the more environmentally friendly R-134a refrigerant, WCS is repositioning itself to focus on producing components with a higher value-added content. Accordingly, in 1993 and 1994 WCS has devoted substantial resources to develop the capability to produce more efficient aluminum condensers and evaporators which improve performance of R-134a-based systems. Additionally, WCS is negotiating with major OEM customers to supply retrofit kits for converting vehicles with R-12 air conditioning systems to R-134a systems. Due to this restructuring process, WCS expects its total revenues in 1994 to be below 1993 levels.

   Sales for the Petrochemical Specialties Division, principally car care products, decreased 1 percent on a worldwide basis compared to 1992 due to the adverse effect of foreign exchange rate fluctuations. Excluding the impact of these foreign exchange rate fluctuations, total revenues in 1993 would have increased 5 percent compared to 1992. In the United States, domestic revenues in 1993 increased 11 percent compared to 1992. Direct exports from the United States to Latin American and Asian distributors increased slightly over 1992. Foreign subsidiary sales decreased 6 percent in 1993 due to the lingering worldwide recession and the adverse effect of exchange rate fluctuations. Foreign subsidiary sales would have increased 2 percent in 1993 if foreign exchange rates had remained constant in 1993. Sales declined in France, Spain, Belgium, the United Kingdom and South Africa, but increased in Australia and Canada.

   Sales of the relatively small Builders Hardware Division (Skeels), a regional builders hardware products wholesale distributor, decreased 17 percent from 1992, principally due to the general downturn in the southern California economy and the more severe reduction in the area's construction activity during 1993. It is not known whether reconstruction activities following the major earthquake in southern California in January 1994 will have an impact on this Division's revenues in 1994.

   On a consolidated basis, total cost of sales in 1993 was 66.7 percent of sales compared to 66.9 percent in 1992. This slight increase in gross margin was due primarily to higher sales and production volumes at Precision. The Petrochemical Specialties Division's gross margin declined because of a change in product mix to lower margin items. Gross margins at WCS and Skeels were approximately the same in both years.

   Selling, general and administrative expenses decreased to $76.0 million in 1993, or 26.7 percent of sales, from $78.8 million in 1992, or 27.0 percent of sales. The reduction was principally attributable to decreased expenses of the Petrochemical Specialties Division and WCS, partially offset by a volume-related increase at Precision. The decreases in such expenses at the Petrochemical Specialties Division reflect the nonrecurrence in 1993 of the Division's 1992 costs of converting its direct Brazilian branch into independent distributor operations and a general reduction in spending in many categories of operating expenses. The decrease at WCS occurred because of its revenue decline and management's further control of operating costs. Precision's operating expenses in absolute dollars increased over 1992 levels due to the higher revenues, but remained the same as a percentage of Precision's revenues. During 1993, corporate expenses increased over 1992 levels primarily because of increased expenses for lease termination costs and general environmental matters. The Company closely monitors legal and factual developments in the environmental area to evaluate the adequacy of present reserves. Interest expense in 1993 was $3.9 million, which was less than the $5.1 million of interest expense in 1992. The decrease is primarily due to the reduction of outstanding indebtedness. In

Wynn's International, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

March 1993, a $7.9 million installment of 10.75 percent long-term debt was repaid. During 1993, the holder of 9 percent convertible notes converted $750,000 principal amount of such notes into 51,134 shares of the Company's common stock.

   Income before taxes was $15.8 million in 1993, compared to $13.3 million in 1992. In the Automotive Parts & Accessories Division, operating profits of Precision increased 20 percent in 1993 due to higher revenue levels. Precision's profitability is sensitive to changes in volume. Operating profits of WCS decreased 14 percent in 1993 compared to 1992 due to WCS' lower revenues. Operating profits of the Petrochemical Specialties Division increased 6 percent in 1993 due to the significant decline in operating expenses, including the nonrecurrence of the Brazilian costs described above. Excluding the effect of foreign exchange rate fluctuations, operating profit would have increased 11 percent in 1993. Operating profits of the Builders Hardware Division decreased $229,000 in 1993 because of the Division's 17 percent decline in sales revenues.

   The effective tax rate in 1993 was 43.2 percent compared to the effective tax rate of 45.6 percent in 1992. The decline in 1993 is due to the higher level of profitability in the U.S. which has a lower corporate income tax rate than many of the international jurisdictions in which the Company operates. In 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Such adoption had no material effect on the financial results or position of the Company.

   Net income in 1993 was $9.0 million compared to $7.3 million in 1992. The improvement in 1993 compared to 1992 was attributable to the higher operating profit at Precision and the Petrochemical Specialties Division, the decrease in interest expense and the lower effective tax rate.

   Primary earnings per share in 1993 was $1.62 compared to $1.34 in 1992. Fully diluted earnings per share in 1993 was $1.56 compared to $1.29 in 1992. (See Note 3 of Notes to Consolidated Financial Statements for a discussion of the 3 for 2 stock split in 1993.) The increase in per share results in 1993 was due to the increase in net income, but reduced by additional shares outstanding. The number of shares outstanding increased primarily as a result of the conversion in 1993 of $750,000 principal amount of the Company's 9 percent convertible notes into 51,134 shares of common stock, the grant of 60,000 shares of restricted stock in December 1993 and the assumed exercise of outstanding stock options. Prior to 1993, the effect on primary earnings per share of the assumed exercise of outstanding stock options was not included since the effect was immaterial.

   In November 1992, the Financial Accounting Standards Board issued new rules that require accrual accounting for other postemployment benefits, such as disability benefits, instead of recognizing an expense for those benefits when paid. The Company will be required to comply with the new rules beginning in 1994. The effect of adopting the new rules is not expected to be material to the Company's financial position or results of operations.

FINANCIAL CONDITION

   Working capital at December 31, 1993 was $61.3 million compared to $70.5 million at the end of 1992. The current ratio was 2.09 to 1 at December 31, 1993, compared to 2.30 to 1 at the prior year end. The decrease in working capital and the current ratio compared to December 31, 1992 was attributable to the decline in inventory, accounts receivable and prepaid expenses and other current assets and the absence of a corresponding decline in current liabilities. Cash and cash equivalents increased $6.7 million to $21.4 million at December 31, 1993 compared to December 31 of the prior year. The inventory decrease of $9.5 million was the result of continued efforts to reduce the Company's investment in inventory at all divisions. Inventory at WCS declined $6.2 million compared to December 31, 1992 as a result of management's efforts to further reduce its net investment in light of that subsidiary's lower revenue levels. Inventory also decreased at all other operating divisions.

   Accounts receivable declined $1.6 million to $46.6 million at December 31, 1993 from $48.2 million at the prior year end primarily as a result of the lower revenues at WCS and Skeels, partially offset by higher receivables at Precision and the Petrochemical Specialties Division. Prepaid expenses and other current assets decreased to $10.8 million at December 31, 1993 from $13.7 million at the prior year end primarily due to lower prepaid income taxes resulting from the utilization during 1993 of previously deferred tax benefits. Total current liabilities increased $1.9 million to $56.3 million at December 31, 1993 from $54.4 million at December 31, 1992. The increase was primarily the result of increased accruals for salaries and other compensation, taxes based on income and other accrued liabilities.

   Property, plant and equipment increased $3.3 million in 1993, consisting of $10.0 million in additions (principally at Precision and WCS) offset by the annual depreciation charge of $5.8 million as well as retirements and foreign exchange adjustment.

   At December 31, 1993, the Company had two separate $15.0 million unsecured domestic committed bank lines of credit and one uncommitted line of credit. No borrowings were outstanding under any of these lines. The Company also has a committed $4.0 million unsecured multicurrency and trade finance line of credit and various other foreign uncommitted credit lines. At December 31, 1993, $.8 million in borrowings under these lines were outstanding. These borrowings were made by foreign subsidiaries for working capital needs. By borrowing locally, the Company's exposure to fluctuations in foreign exchange rates is reduced due to the balancing of assets and liabilities in the local currencies.

   The Company believes that additional lines of credit could be obtained if necessary. Under present circumstances, neither additional lines of credit nor additional long-term financing is required to supplement working capital requirements, including the next scheduled payment of $7.9 million of long-term debt in March 1994.

Wynn's International, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

   Stockholders' equity at the end of 1993 was $84.4 million, compared to $78.9 million at the end of 1992. The increase resulted primarily from net income of $9.0 million and the conversion of $.8 million of convertible notes, reduced by dividends of $2.3 million and further reduced by $2.1 million in the equity adjustment from foreign currency translation. Under the Company's stock-based incentive award plan, 60,000 shares of restricted stock were issued in December 1993 to the Company's Chief Executive Officer. The restricted stock will vest on the anniversary of the date of grant over the next three years in equal installments of 20,000 shares per year. The market value of the restricted stock at the time of grant has been recorded as unearned compensation in a separate component of stockholders' equity and is being amortized to expense ratably over the next three years. One month's amortization in the amount of approximately $34,000 was recognized in 1993.

   In February 1994, the Board of Directors of the Company adopted, subject to stockholder approval, an employee stock purchase plan, which will allow eligible employees to purchase shares of the Company's common stock at a price of 85 percent of the market price at the beginning or end of the plan year, whichever is lower. A maximum of 400,000 shares will be available for issuance over the life of the plan. If approved by the stockholders, the plan will become effective on January 1, 1995.

   In 1994, total capital expenditures are expected to be approximately $14.0 million, and are expected to be funded from current operations. As previously announced, the Company will continue to explore possible niche acquisitions.

IMPACT OF CHANGING PRICES ON SALES AND INCOME

   The Company attempts to minimize the impact of inflation on production and operating costs through cost control programs and productivity improvements. Over the past three years the inflation rate has been relatively low. Nonetheless, the Company has continued to face increases in the cost of labor and some materials, despite requests for price reductions from many customers. Due to intense competition, the Company in 1993 generally was not able to raise prices to its customers to pass along the cost increases experienced.

RESULTS OF OPERATIONS

1992 COMPARED TO 1991

   Net sales in 1992 were $291.8 million compared to $274.0 million in 1991, an increase of 7 percent. Sales were up 8 percent for the Automotive Parts & Accessories Division, which is comprised of Precision and WCS.

   Precision recorded an 11 percent increase in sales in 1992, attributable to increases at its Tennessee and Virginia operations. Higher revenues were derived from sales of O-rings, composite gaskets and engineered thermoplastics. Precision's relatively small aerospace operation experienced a slight decline in revenue. In all products and markets, Precision continued to experience requests for price freezes or reductions. Precision expected those price pressures to continue into 1993 as customers strove to lower costs through increased supplier competition. Increases in revenue at Precision generally indicated an increase in the number of units sold.

   WCS experienced a 5 percent increase in revenues in 1992 compared to 1991 due to increased sales in its OEM division, which more than offset the decline in its aftermarket and parts divisions. The OEM revenue increase was principally due to increased sales to the Rover Group, Chrysler and Mazda. The Rover Group was a customer of WCS for a full year in 1992, but only part of 1991. WCS' traditional aftermarket division experienced a 33 percent revenue decline in 1992 compared to 1991 due to several factors. First, as previously announced, in 1992 WCS stopped selling "Mopar" factory authorized air conditioning units to independent distributors. Second, in contrast to the fourth quarter of 1991, WCS did not offer extended financing to its distributors in the fourth quarter of 1992. Extended financing has been a traditional means to stimulate sales of air conditioning systems in the off-season. Additionally, the U.S. auto industry continued to increase the number of vehicles produced with factory installed air conditioning systems, which reduced the number of vehicles eligible for aftermarket installations. WCS' revenues in 1992 from sales of its refrigerant recycling machine were 18% less than in 1991. Although unit sales were approximately the same in each year, pricing became extremely competitive as customers awaited the next generation of equipment which was expected in 1993. WCS expected sales of OEM kits to Mazda to decline in 1993 compared to 1992 due to Mazda's previously announced decision to cease importing light trucks from Japan and instead purchase U.S. built trucks from another manufacturer. WCS was negotiating with major OEM customers to supply retrofit kits for converting R-12 air conditioning systems to R-134a systems.

   Sales for the Petrochemical Specialties Division, principally sales of car care products, increased 5 percent on a worldwide basis compared to 1991. In 1992, the Petrochemical Specialties Division discontinued the direct sale to its customers of refrigerant recycling units purchased from WCS; WCS now sells this product via its own marketing operations. Excluding the impact of these nonrecurring sales in 1991, the Petrochemical Specialties Division's worldwide sales increased 8 percent in 1992 over 1991. In the United States, domestic revenues in 1992 were 2 percent less than 1991, but increased 6 percent in 1992 if 1991 sales of refrigerant recycling products are excluded. Direct exports from the United States to Latin American and Asian distributors declined 16 percent from 1991. Foreign subsidiary sales increased 8 percent in 1992 due to new marketing subsidiaries in Germany and Mexico and sales increases in France and South Africa. Also, early in 1992 the division began marketing its products in Brazil through a newly created wholly-owned subsidiary. However, because of the political and economic uncertainty in Brazil, the direct operations were curtailed significantly in the latter part of 1992, and the Company began searching for a Brazilian distributor to replace the direct operation.

Wynn's International, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

   Sales of the relatively small Builders Hardware Division, a regional builders hardware products wholesale distributor, decreased 26 percent from 1991, principally due to the general downturn in the southern California economy and the more severe reduction in the area's construction activity during 1992.

   Total cost of sales in 1992 was 66.9 percent of sales compared to 69.3 percent in 1991. The increase in gross margin occurred at WCS and the Petrochemical Specialties Division. At WCS, the improvement occurred because of a change in product mix and the reduction in fixed costs resulting from the 1991 restructuring charge discussed below. At the Petrochemical Specialties Division, gross margin improved because of improved manufacturing efficiencies and management's decision during 1991 to discontinue sales of lower margin items.

   Selling, general and administrative expenses increased to $78.8 million in 1992 from $72.9 million in 1991, with the increase principally attributable to increased expenses of the Petrochemical Specialities Division and Precision, partially offset by reductions at WCS and the Builders Hardware Division. The increase at the Petrochemical Specialties Division reflected that division's increased revenues and relatively higher level of selling expenses than the other divisions. Precision's operating expenses in absolute dollars were above their 1991 level due to the higher revenue level, but decreased as a percentage of Precision's revenues. The decrease at WCS occurred because of management's further control of all operating costs. Operating expenses for the Builders Hardware Division decreased in 1992 compared to 1991 because of management's continued control of spending levels relative to the revenue decline. During 1992, corporate expenses were above the 1991 level primarily because of increases in incentive compensation and corporate severance costs.

   During the fourth quarter of 1991, the Company recorded a $20.7 million restructuring charge related to WCS. There was no corresponding expense in 1992. Prior to the fourth quarter of 1991, WCS had been operating at or below breakeven for several quarters due to the severe decline in the U.S. automotive industry. Although product diversification programs and multiple cost reduction measures had been implemented at WCS over the past several years, management concluded that WCS needed to undergo further downsizing and reduction of capacity due to the uncertain outlook for the automotive industry. Accordingly, in 1991 the restructuring reserve was established for excess inventory and plant capacity, employee severance costs, impairment of goodwill and miscellaneous other accruals as follows:

Excess inventory                           $ 8.0 million
Goodwill                                     4.9 million
Property, plant and equipment                4.0 million
Accrued severance costs and other
  charges                                    3.8 million
                                           -------------
                                           $20.7 million
                                           =============

   Interest expense in 1992 was $5.1 million, slightly less than the $5.2 million in 1991.

   Income before taxes was $13.3 million in 1992, compared to the loss before taxes of $13.9 million in 1991. The 1992 improvement was due to the non-recurrence of the prior year's $20.7 million restructuring charge and improved operating profits in the Automotive Parts & Accessories Division. In the Auto-motive Parts & Accessories Division, WCS had an operating profit in 1992 compared to an operating loss in 1991 (excluding the effects of the restructuring charge) due to the higher revenues and the lower cost base. Precision had a 15 percent increase in operating profit in 1992 due to higher revenue levels. The Petrochemical Specialties Division had a 5 percent decrease in operating profit in 1992, notwithstanding the revenue increase, due to operating losses in the United Kingdom, Germany and Mexico, a decline in sales to a key European distributor and the scaling back of operations in Brazil. These losses more than offset improvements in the U.S., France and South Africa. The Builders Hardware Division had a 17 percent decrease in operating profit in 1992, despite significant cost reductions, because of the 26 percent revenue decline.

   The effective tax rate in 1992 was 45.6 percent compared to the relatively low effective tax rate benefit of 19.5 percent in 1991. The 1992 rate was comparable to the effective rate for 1991, excluding the impact of that year's restructuring charge. The 1991 tax benefit was affected by the writedown of $4.9 million of nondeductible goodwill associated with the restructuring of WCS, and the limited state tax benefit anticipated for the remaining portion of the restructuring charge.

   Net income in 1992 was $7.3 million compared to a net loss of $11.2 million in 1991. The significant improvement in 1992 compared to 1991 was attributable to higher operating profit at WCS and Precision, the absence of the 1991 restructuring charge and an effective tax rate in 1992 comparable to the Company's historical rate.

   Primary earnings per share in 1992 was $1.34 compared to a loss of $2.06 in 1991. Fully diluted earnings per share in 1992 was $1.29 due to the dilutive effect of the Company's outstanding convertible notes. In 1991 there was no dilutive effect because the conversion price of the notes was above the trading price of the Company's common stock.

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND STOCKHOLDERS
WYNN'S INTERNATIONAL, INC.

    We have audited the accompanying consolidated balance sheets of Wynn's International, Inc. as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wynn's International, Inc. at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


                                                                ERNST & YOUNG

Los Angeles, California
January 26, 1994

Wynn's International, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS




Three years ended December 31, 1993
                                                           1993             1992              1991
                                                       ------------     ------------      ------------
Revenues:
  Net sales                                            $284,957,000     $291,788,000      $273,963,000
  Interest income                                           719,000          755,000           667,000
                                                       ------------     ------------      ------------
                                                        285,676,000      292,543,000       274,630,000
                                                       ------------     ------------      ------------
Costs and expenses:
  Cost of sales                                         190,026,000      195,346,000       189,728,000
  Selling, general and administrative                    75,977,000       78,790,000        72,941,000
  Interest expense                                        3,862,000        5,073,000         5,179,000
  Restructuring costs                                        --               --            20,700,000
                                                       ------------     ------------      ------------
                                                        269,865,000      279,209,000       288,548,000
                                                       ------------     ------------      ------------
Income (loss) before taxes based on income               15,811,000       13,334,000       (13,918,000)
Provision (benefit) for taxes based on income             6,830,000        6,081,000        (2,718,000)
                                                       ------------     ------------      ------------
Net income (loss)                                      $  8,981,000     $  7,253,000      $(11,200,000)
                                                       ============     ============      ============
Earnings (loss) per share of common stock:

Primary                                                       $1.62            $1.34          $(2.06)
Fully diluted                                                 $1.56            $1.29          $(2.06)

See accompanying notes.

Wynn's International, Inc.
CONSOLIDATED BALANCE SHEETS

December 31, 1993 and 1992
ASSETS                                                                                              1993             1992
                                                                                                 ------------     ------------
Current assets:
  Cash and cash equivalents                                                                      $ 21,397,000     $ 14,667,000
  Accounts receivable, less $1,848,000 allowance for doubtful accounts ($2,644,000 in 1992)        46,631,000       48,239,000
  Inventories                                                                                      38,824,000       48,308,000
  Prepaid expenses and other current assets (including prepaid taxes based
    on income of $3,176,000 in 1993 and $5,478,000 in 1992)                                        10,772,000       13,683,000
                                                                                                 ------------     ------------

      Total current assets                                                                        117,624,000      124,897,000

Property, plant and equipment, at cost less accumulated depreciation and amortization              40,912,000       37,603,000
Costs in excess of fair value of net assets of businesses acquired, less
  accumulated amortization of $3,695,000 ($3,536,000 in 1992)                                       3,309,000        3,467,000

Other assets                                                                                        5,954,000        4,749,000
                                                                                                 ------------     ------------
                                                                                                 $167,799,000     $170,716,000
                                                                                                 ============     ============


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable                                              $    809,000     $    940,000
  Accounts payable                                             19,564,000       19,668,000
  Dividends payable                                               610,000          544,000
  Taxes based on income                                         2,494,000        2,059,000
  Accrued liabilities:
       Warranty kit programs                                    3,626,000        3,332,000
       Salaries and other compensation                          7,979,000        7,169,000
       Other                                                   13,031,000       12,332,000
  Long-term debt due within one year                            8,180,000        8,334,000
                                                             ------------     ------------
    Total current liabilities                                  56,293,000       54,378,000

Long-term debt due after one year                              23,389,000       32,518,000

Deferred taxes based on income                                  3,675,000        4,967,000

Commitments and contingencies

Stockholders' equity:

  Preferred stock, $1 par value;
    500,000 shares authorized, none issued                          --               --
  Common stock, $1 par value;
    10,000,000 shares authorized, 5,877,322 shares issued
    (5,812,788 in 1992)                                         5,877,000        5,813,000
  Capital in excess of par value                                9,275,000        7,761,000
  Retained earnings                                            76,873,000       70,185,000
  Equity adjustment from foreign currency translation          (2,814,000)        (706,000)
  Unearned compensation                                        (1,188,000)           --
  Common stock held in treasury 347,250 shares, at
    cost (407,250 in 1992)                                     (3,581,000)      (4,200,000)
                                                             ------------     ------------
     Total stockholders' equity                                84,442,000       78,853,000
                                                             ------------     ------------
                                                             $167,799,000     $170,716,000
                                                             ============     ============

See accompanying notes.

Wynn's International, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


Three years ended December 31, 1993
                                                                                            Equity
                                                                                          adjustment
                                        Common stock        Capital in                   from foreign
                                       --------------        excess of       Retained      currency
                                  Shares           Amount    par value       earnings     translation
                                  -----------------------   ----------     ------------  --------------
Balance at January 1, 1991        5,802,063    $5,802,000     $7,605,000    $78,462,000    $ 1,237,000

  Net loss                           --            --             --        (11,200,000)        --

  Cash dividends of $.40
    per common share                 --            --             --         (2,171,000)        --
  Purchase of treasury
    stock at cost                    --            --             --             --             --
  Adjustments from foreign
    currency translation, net        --            --             --             --            123,000
                                   ---------   ----------     ----------    -----------    -----------
Balance at December 31, 1991       5,802,063    5,802,000      7,605,000     65,091,000      1,360,000

  Net income                         --            --             --          7,253,000         --
  Cash dividends of $.40
    per common share                 --            --             --         (2,159,000)        --
  Stock options exercised            10,725        11,000        136,000         --             --
  Restricted stock issued to
    employees                        --           --              11,000         --             --
  Tax benefits related to
    employee stock option
    exercises                        --           --               9,000         --             --
  Adjustments from foreign
    currency translation, net        --           --             --              --        (2,066,000)
                                   ---------   ----------     ----------    -----------   ------------
  Balance at December 31, 1992    5,812,788     5,813,000      7,761,000     70,185,000      (706,000)

    Net income                       --           --             --           8,981,000        --
    Cash dividends of $.42
      per common share               --           --             --          (2,293,000)       --
    Cash paid for fractional
      shares at time of split        --           --              (1,000)        --            --
    Stock options exercised          13,400        13,000        198,000         --            --
    Restricted stock issued
      to employee                    --           --             603,000         --            --
    Tax benefits related to
      employee stock option
      exercises                      --           --              15,000         --            --
    Conversion of $750,000
      convertible notes              51,134        51,000        699,000         --            --
    Adjustments from foreign
      currency translation, net      --           --             --              --         (2,108,000)
    Unearned compensation            --           --             --              --            --
                                   ---------   ----------     ----------    -----------    -----------
    Balance at December 31, 1993   5,877,322   $5,877,000     $9,275,000    $76,873,000    $(2,814,000)
                                   =========   ==========     ==========    ===========    ===========

                                                       Common
                                                        stock
                                          Unearned     held in
                                        compensation   treasury        Total
                                        ------------  -----------   ------------
Balance at January 1, 1991              $     --      $(3,322,000)  $ 89,784,000

  Net loss                                    --           --        (11,200,000)
  Cash dividends of $.40
    per common share                          --           --         (2,171,000)
  Purchase of treasury
    stock at cost                             --         (925,000)      (925,000)
  Adjustments from foreign
    currency translation, net                 --           --            123,000
                                        ------------  -----------   ------------
Balance at December 31, 1991                  --       (4,247,000)    75,611,000

  Net income                                  --           --          7,253,000
  Cash dividends of $.40
    per common share                          --           --         (2,159,000)
  Stock options exercised                     --           --            147,000
  Restricted stock issued to
    employees                                 --           47,000         58,000
  Tax benefits related to
    employee stock option
    exercises                                 --           --              9,000
  Adjustments from foreign
    currency translation, net                 --           --         (2,066,000)
                                        ------------  -----------   ------------
  Balance at December 31, 1992                --       (4,200,000)    78,853,000

    Net income                                --           --          8,981,000
    Cash dividends of $.42
      per common share                        --           --         (2,293,000)
    Cash paid for fractional
      shares at time of split                 --           --             (1,000)
    Stock options exercised                   --           --            211,000
    Restricted stock issued
      to employee                             --          619,000      1,222,000
    Tax benefits related to
      employee stock option
      exercises                               --           --             15,000
    Conversion of $750,000
      convertible notes                       --           --            750,000
    Adjustments from foreign
      currency translation, net               --           --         (2,108,000)
    Unearned compensation                 (1,188,000)      --         (1,188,000)
                                         -----------  -----------   ------------
    Balance at December 31, 1993         $(1,188,000) $(3,581,000)  $ 84,442,000
                                         ===========  ===========   ============

See accompanying notes.

Wynn's International, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS


Three years ended December 31, 1993
                                                                              1993             1992             1991
                                                                         -------------    -------------    -------------
Cash flows from operating activities:
  Cash received from customers                                           $ 285,021,000    $ 290,969,000    $ 276,307,000
  Cash paid to suppliers and employees                                    (240,902,000)    (257,823,000)    (252,271,000)
  Cash paid on warranty kit claims                                          (6,706,000)      (6,543,000)      (6,223,000)
  Interest received                                                            612,000          996,000          462,000
  Interest paid                                                             (4,071,000)      (4,986,000)      (5,943,000)
  Income taxes paid                                                         (5,339,000)      (3,891,000)      (4,518,000)
  Other cash disbursements--net                                               (159,000)          --               --
                                                                         -------------    -------------    -------------
    Net cash provided by operating activities                               28,456,000       18,722,000        7,814,000
                                                                         -------------    -------------    -------------
Cash flows from investing activities:
  Additions to property, plant and equipment                               (10,008,000)      (6,532,000)      (4,156,000)
  Proceeds from sale of property, plant and equipment                          553,000          327,000          277,000
  Other cash receipts (disbursements)--net                                     172,000         (158,000)          94,000
                                                                         -------------    -------------    -------------
    Net cash used in investing activities                                   (9,283,000)      (6,363,000)      (3,785,000)
                                                                         -------------    -------------    -------------
Cash flows from financing activities:
  Borrowings under lines of credit--net                                       (131,000)         244,000       (2,060,000)
  Payments on long-term debt                                                (8,533,000)        (421,000)        (570,000)
  Dividends paid                                                            (2,227,000)      (2,157,000)      (2,178,000)
  Proceeds from exercise of stock options                                      211,000          147,000           --
  Purchase of treasury stock                                                    --               --             (925,000)
  Other cash disbursements--net                                                 (1,000)          --               --
                                                                         -------------    -------------    -------------
  Net cash used in financing activities                                    (10,681,000)      (2,187,000)      (5,733,000)
                                                                         -------------    -------------    -------------
  Effect of exchange rate changes                                           (1,762,000)      (1,644,000)         128,000
                                                                         -------------    -------------    -------------
  Net increase (decrease) in cash and cash equivalents                       6,730,000        8,528,000       (1,576,000)
  Cash and cash equivalents at beginning of year                            14,667,000        6,139,000        7,715,000
                                                                         -------------    -------------    -------------
  Cash and cash equivalents at end of year                               $  21,397,000    $  14,667,000    $   6,139,000
                                                                         =============    =============    =============

See accompanying notes.

Wynn's International, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


Three years ended December 31, 1993
                                                                          1993            1992             1991
                                                                       -----------     -----------     ------------

Reconciliation of net income (loss) to net cash provided by operating activities:

Net income (loss)                                                      $ 8,981,000     $ 7,253,000     $(11,200,000)
                                                                       -----------     -----------     ------------
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Restructuring costs                                                     --              --           20,700,000
    Depreciation and amortization                                        6,662,000       6,140,000        7,521,000
    Provision for uncollectible accounts                                   (39,000)      1,028,000        1,027,000
    Pension plan income not funded                                        (158,000)       (218,000)         (49,000)
    Postretirement medical benefits not funded                             312,000          --               --
    Amortization of stock compensation                                      34,000          --               --
    (Gain) loss on fixed asset disposals                                    (4,000)        158,000           15,000
    Provision (benefit) for deferred income taxes                        1,041,000       1,737,000       (6,610,000)
    Decrease (increase) in:
      Accounts receivable--net                                             (43,000)       (578,000)       2,139,000
      Inventories                                                        9,484,000       3,838,000        1,213,000
      Prepaid expenses and other current assets                            609,000      (1,541,000)        (702,000)
      Other assets                                                         (67,000)        185,000          344,000

    Increase (decrease) in:
      Accounts payable                                                    (104,000)        546,000       (4,530,000)
      Warranty kit reserves                                                294,000        (305,000)        (735,000)
      Income taxes payable                                                 450,000         453,000         (786,000)
      Accrued liabilities                                                1,004,000          26,000         (533,000)
                                                                       -----------     -----------     ------------
    Total adjustments                                                   19,475,000      11,469,000       19,014,000
                                                                       -----------     -----------     ------------
Net cash provided by operating activities                              $28,456,000     $18,722,000     $  7,814,000
                                                                       ===========     ===========     ============


Supplemental disclosure of noncash investing and financing activities:
  In 1993, additional common stock was issued upon the conversion of $750,000 of long-term debt.

See accompanying notes.

Wynn's International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

BASIS OF PRESENTATION--The accompanying consolidated financial statements include the accounts of Wynn's International, Inc. (Wynn's or the Company) and its wholly-owned subsidiaries and one majority-owned subsidiary. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the prior years' amounts to conform with the 1993 presentation.

STOCK SPLIT--The Company effected a 3 for 2 stock split in the third quarter of 1993. All share and per share amounts have been adjusted retroactively (see
Note 3).

CASH AND CASH EQUIVALENTS--The Company's policy is to invest cash in excess of operating requirements in short-term interest bearing investments. Cash equivalents of $20,661,000 in 1993 and $10,022,000 in 1992 include guaranteed investment contracts, commercial paper, certificates of deposit and money market accounts which have maturities of three months or less and are stated at cost, which approximates fair market value.

CONCENTRATIONS OF CREDIT RISK--The Company places its temporary cash investments in high credit quality financial institutions and investment grade short-term investments and limits the amount of credit exposure to any one entity. Substantially all of the Company's accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both in the United States and internationally. The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 1993.

INVENTORIES--Inventories are stated at the lower of cost (principally first-in, first-out) or market.

DEPRECIATION--Depreciation and amortization of property, plant and equipment are calculated principally on a straight-line basis over the estimated useful lives of the respective assets.

COSTS IN EXCESS OF FAIR VALUE OF NET ASSETS OF BUSINESSES ACQUIRED--Costs in excess of fair value of net assets of businesses acquired are amortized on a straight-line basis over a period of ten to forty years (see Note 2).

INCOME TAXES--During 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires the use of an asset and liability approach for reporting income taxes (see Note 6). The Company provides taxes on the undistributed earnings of all foreign subsidiaries for which remittance is anticipated.

2. RESTRUCTURING

     During the fourth quarter of 1991, the Company recorded a provision of $20,700,000 ($14,930,000 after tax benefit or $2.75 per share) for the restructuring and further downsizing of its subsidiary Wynn's Climate Systems, Inc., which manufactures automotive air conditioning systems, modules and replacement parts. The restructuring was initiated because of the United States automotive industry's severe downturn during 1991 and the industry's uncertain outlook for 1992 and thereafter. The provision included charges for excess inventory and facilities, the writedown of all goodwill attributable to the subsidiary, and accruals for various other costs of downsizing the operations. The amounts were as follows:

Excess inventory                     $ 8,000,000
Goodwill                               4,900,000
Property, plant and equipment          4,000,000
Other                                  3,800,000
                                     -----------
                                     $20,700,000
                                     ===========


3. STOCK SPLIT; SHAREHOLDER RIGHTS PLAN

     On August 4, 1993, the Board of Directors authorized a 3 for 2 stock split effected in the form of a stock dividend payable to stockholders of record on August 26, 1993. All references in the financial statements to average number of shares outstanding and related prices, per share amounts, convertible note and stock option plan data have been restated retroactively to reflect the 3 for 2 split.

    In March 1989, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock issued by the Company prior to the earliest of (i) March 3, 1999, (ii) the date, if any, on which the Rights are redeemed,
(iii) ten business days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, in a transaction or series of transactions not approved in advance by the Company's Board of Directors, beneficial ownership of 25 percent or more of the Company's Common Stock (the date of such announcement being called a "Stock Acquisition Date") and (iv) ten business days following the commencement of a tender or exchange offer, or the first public announcement of the intent of a person to commence a tender or exchange offer, that would result in a person or group beneficially owning 30 percent or more of the Common Stock (the earlier of items (iii) and (iv) shall be deemed to be a "Distribution Date"). The Rights are not to be exercisable until after the Distribution Date and each right then may be exercised to acquire one one-hundredth of a share of Junior Participating Preferred Stock at an exercise price of $100, subject to adjustment. Alternatively, upon the occurrence of certain events (for example, if the Company under certain circumstances is the surviving corporation in a merger with an Acquiring Person), the Rights entitle holders, other than the Acquiring Person, upon payment of the exercise price to acquire Common Stock having a market value of twice the exercise price of the Rights, or, upon the occurrence of certain other events (for example, if the Company is acquired under certain circumstances in a merger or other business combination transaction in which the Company is not the surviving corporation), to acquire Common Stock of the Acquiring Person having a market value of twice the

Wynn's International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


exercise price of the Rights. The Rights may be redeemed by the Company at $.01 per Right at any time until the tenth business day following a Stock Acquisition Date. The Rights will expire on March 3, 1999 or on such later date to which the Rights may be extended by the Company, unless earlier redeemed by the Company. In June 1990 the Company amended the Shareholder Rights Plan to provide that if a person becomes the beneficial owner of 25 percent or more of the Company's Common Stock solely as a result of a decrease in the number of outstanding shares of the Company's stock from a stock repurchase program or other similar plan, such person shall not be deemed to be an Acquiring Person so long as such person does not thereafter acquire beneficial ownership of additional Common Stock equal to one percent or more of the outstanding Common Stock.

4. FOREIGN OPERATIONS

     Condensed combined financial information of Wynn's foreign subsidiaries (the operations of which are located in Australia, Belgium, Canada, France, Germany, Mexico, New Zealand, South Africa, Spain, United Kingdom and Venezuela) at December 31, 1993 and 1992 and for the three years ended December 31, 1993 before eliminations of intercompany balances and profits and any provision for taxes on repatriation of foreign earnings, is as follows:

                                            1993       1992
                                           -------    -------
                                             (in thousands)
Assets:
   Current assets                          $39,890    $41,109
   Property, plant and equipment             5,678      6,064
   Other noncurrent assets                   3,508      3,724
                                           -------    -------
                                           $49,076    $50,897
                                           =======    =======
Liabilities and stockholders' equity:
   Current liabilities                     $24,949    $24,030
   Long-term debt and deferred taxes
      based on income                          914      1,386
   Stockholders' equity                     23,213     25,481
                                           -------    -------
                                           $49,076    $50,897
                                           =======    =======

                                            1993       1992        1991
                                           -------    -------     -------
                                                (in thousands)
Net sales                                  $92,911    $93,866     $81,383
Net income                                 $ 3,784    $ 3,518     $ 3,193

     Transaction gains and losses resulting from changes in foreign currency exchange rates have been charged to operations and are immaterial.

5. INVENTORIES

    Inventories consist of the following at December 31, 1993 and 1992:

                                             1993      1992
                                           -------    -------
                                             (in thousands)
Finished goods                             $19,929    $25,670
Raw materials and work in process           18,895     22,638
                                           -------    -------
                                           $38,824    $48,308
                                           =======    =======

6. TAXES BASED ON INCOME

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the use of the liability method of accounting for income taxes rather than the deferred method previously in effect. Under the liability method, deferred taxes are recognized for the tax consequences of temporary differences between financial statement carrying values of existing assets and liabilities and their related tax bases. As permitted under the new standard, financial statements for prior years have not been restated. The cumulative effect of the accounting change was not material.

     The provision (benefit) for taxes based on income consists of the following elements for the three years ended December 31, 1993 (in thousands):

                           Liability
                            Method          Deferred Method
                           ---------      -------------------
                             1993          1992         1991
                            ------        ------      -------
Current:
   Federal                  $1,943        $1,381       $1,048
   State                       940           842          648
   Foreign                   2,906         2,121        2,196
                            ------        ------      -------
   Total current             5,789         4,344        3,892
                            ------        ------      -------
Deferred:
   Federal                     190         1,727       (5,586)
   State                       290           121         (812)
   Foreign                     561          (111)        (212)
                            ------        ------      -------
   Total deferred            1,041         1,737       (6,610)
                            ------        ------      -------
Total                       $6,830        $6,081      $(2,718)
                            ======        ======      =======

    Pretax income (loss) for domestic and foreign operations for the three years ended December 31, 1993 is as follows:

                              1993         1992          1991
                             -------      -------      --------
                                    (in thousands)
Domestic                     $ 7,260      $ 5,711      $(22,162)
Foreign                        8,551        7,623         8,244
                             -------      -------      --------
                             $15,811      $13,334      $(13,918)
                             =======      =======      ========

See Note 2 for a discussion of the 1991 restructuring charge.

     A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of income (loss) before

Wynn's International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. TAXES BASED ON INCOME (CONTINUED)

taxes based on income for the three years ended December 31, 1993, follows:

                                      1993    1992     1991
                                      ----    ----     ----
Statutory federal income tax rate     34.0%   34.0%   (34.0)%
State taxes, net of federal tax
   benefit                             5.1     4.5      0.2
Taxes on unremitted foreign
   earnings                            3.8     1.5     (2.6)
Foreign earnings taxed at
   various rates                       3.3     4.9      3.8
Foreign tax credits                   (3.9)   (3.4)    (3.7)
Expenses not deductible for
   income tax purposes:
      Goodwill                         0.3     0.3     12.7
      Other                            0.3     1.9      1.7
Other net                              0.3     1.9      2.4
                                      ----    ----    -----
                                      43.2%   45.6%   (19.5)%
                                      ====    ====    =====

     At December 31, 1993, the Company had the following carryforwards for tax purposes available for future utilization with the indicated expiration periods (in thousands):

                 Foreign Net       Capital         Tax
     Year       Operating Loss      Loss         Credits
     ----       --------------     -------       -------
     1997           $  -            $ -           $  7
     1998              -             51            204
     2002             62              -              -
     2003             40              -              -
  Unlimited          668              -            617
                    ----            ---           ----
                    $770            $51           $828
                    ====            ===           ====

      A valuation allowance of $2,178,000 has been recognized to offset these and other deferred tax assets. The valuation allowance against deferred tax assets increased by $89,000 during 1993.

      Significant components of the Company's deferred tax assets and liabilities as of December 31, 1993 are as follows:

                                                 DECEMBER 31,
                                                     1993
                                                (in thousands)
                                                --------------
Deferred tax liabilities:
   Pension plan                                    $   977
   Accelerated depreciation and amortization         1,670
   Foreign earnings                                  2,933
   Other                                             2,217
                                                   -------
Total deferred tax liabilities                       7,797

Deferred tax assets:
   Inventory valuation                               2,639
   Accrued expenses                                  5,188
   Tax attribute carryovers                          1,649
                                                   -------
      Subtotal                                       9,476
   Valuation allowances                             (2,178)
                                                   -------
Total deferred tax assets                            7,298

Net deferred taxes                                 $   499
                                                   =======

     The components of the provision for deferred income taxes for the years ended December 31, 1992 and 1991 are as follows:

                                              Deferred Method
                                             1992          1991
                                            ------       -------
                                             (in thousands)
Inventory valuation                         $  432       $(2,858)
Accelerated depreciation and
   amortization                                 95        (1,501)
Accrued expenses                               373        (1,549)
Repatriation of foreign earnings               (13)         (119)
Other--net                                     850          (583)
                                            ------       -------
                                            $1,737       $(6,610)
                                            ======       =======

7. SHORT-TERM LINES OF CREDIT

     The Company has two domestic committed unsecured lines of credit for $15.0 million each. The lines provide for short-term borrowings at interest rates of prime (6.0 percent at December 31, 1993) and/or money market interest rates. At December 31, 1993, the Company had no outstanding borrowing under these lines of credit.

     The Company also has various other uncommitted credit lines at various prevailing rates. At December 31, 1993, $809,000 was outstanding under these agreements. Short-term borrowings are stated at their fair market value.

     The Company also has a $4.0 million unsecured multicurrency and trade finance line of credit. The facility provides for up to $1.0 million of commercial letters of credit and up to $3.0 million of standby letters of credit. At December 31, 1993, Wynn's had one standby letter of credit outstanding under this facility for $178,000.

8. Long-term Debt

     Long-term debt consists of the following obligations at December 31, 1993 and 1992:

                                                   1993       1992
                                                  -------    -------
                                                   (in thousands)
To insurance company, due in
   annual installments of $7,938,000
   each beginning in 1993 through
   1996, plus interest at 10.75%,
   payable semi-annually                          $23,813    $31,750
To insurance company, due in
   annual installments of $3,250,000
   in 1995 and 1996, plus interest at
   9%, payable semi-annually                        6,500      7,250
Other                                               1,256      1,852
                                                  -------    -------
                                                   31,569     40,852
Less current maturities                             8,180      8,334
                                                  -------    -------
                                                  $23,389    $32,518
                                                  =======    =======

Wynn's International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The first two of the above obligations are unsecured. The $6,500,000 note due to insurance company is convertible into shares of common stock at approximately $14.67 per share.

     The notes payable to the insurance company contain a prepayment penalty and require, among other things, certain working capital and net worth balances and ratios be maintained. Future declarations of cash dividends will be subject to these loan requirements. At the present time, Wynn's does not believe that these requirements will have any impact on the declaration of future dividends.

     The Company estimates that at December 31, 1993 the fair market value of its long-term debt obligations is $34,539,000. The estimation of fair value is based upon prevailing interest rates for similar maturities, risk factors and conversion terms of the obligations.

     Maturities of long-term debt due after one year are: 1995-$11,454,000; 1996-$11,390,000; 1997-$195,000; and 1998-$350,000. Interest expense for long-term debt amounted to $3,524,000 for 1993 ($4,289,000 for 1992 and $4,319,000 for 1991).



9. PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consists of the following at December 31, 1993 and 1992:

                                             1993        1992
                                           --------     -------
                                              (in thousands)
Land and land improvements                 $  2,442     $ 2,562
Buildings                                    21,822      22,018
Leasehold improvements                          940       1,057
Equipment, furniture and fixtures            65,199      58,371
                                           --------    --------
                                             90,403      84,008
Less accumulated depreciation
   and amortization                         (49,491)    (46,405)
                                           --------    --------
                                           $ 40,912    $ 37,603
                                           ========    ========

10. RETIREMENT PLANS

     Wynn's and its domestic subsidiaries have four qualified defined benefit retirement plans, which cover substantially all of their U.S. employees. One plan is a compulsory noncontributory defined benefit pension plan that covers the employees of the parent company and three domestic subsidiaries. Another plan is a contributory defined benefit plan that covers the salaried employees of one domestic subsidiary. Two other plans, which were collectively bargained with the unions, cover hourly employees of one domestic subsidiary. Substantially all domestic employees are eligible to participate in one of the plans. Benefits under these plans are based on employees' earnings and length of service with the Company. The funding policy for these plans is to make the annual contribution required by applicable regulations, which are intended to provide only for benefits attributed to service-to-date.

     Net periodic pension costs for the years ended December 31, 1993, 1992 and 1991 included the following components (in thousands):

                                   1993      1992       1991
                                 -------   -------    -------
Service cost--benefits earned
   during the period             $   732   $   625    $   580
Interest cost on projected
   benefit obligation              1,200     1,080      1,001
Actual return on assets           (1,489)   (1,563)    (2,989)
Net amortization and deferral       (442)     (359)     1,352
                                 -------   -------    -------
                                 $     1   $  (217)   $   (56)
                                 =======   =======    =======


     The majority of the pension plans have plan assets that exceed accumulated benefit obligations. Plan assets include government bonds and securities, money market accounts, mutual funds, corporate bonds and corporate stocks. The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1993 and 1992 for its U.S. pension plans (in thousands):

                                              1993                 1992
                                            --------             --------
Actuarial present value of
   benefit obligations:
      Vested benefit obligation             $(13,977)            $(11,421)
      Accumulated benefit obligation        $(14,538)            $(11,892)

Projected benefit obligation                $(17,557)            $(14,398)
Plan assets at fair market value              19,910               19,114
                                            --------             --------
Plan assets in excess of projected
   benefit obligation                          2,353                4,716
Unrecognized transition assets being
   amortized over various periods of
   time                                       (1,995)              (2,318)
Unrecognized prior service cost                1,441                1,561
Unrecognized net loss (gain)                     638               (1,679)
                                            --------             --------
Prepaid pension cost                        $  2,437             $  2,280
                                            ========             ========

     Assumptions used as of December 31, 1993, 1992 and 1991 were:

                                         1993         1992          1991
                                         ----         ----          ----

Discount or settlement rate              7.5%         8.5%          9.0%
Rate of increase in
   compensation level                    5.0%         5.5%          6.0%
Expected long-term rate
   of return on assets                   9.0%         9.0%          9.0%

     Non U.S. employees are generally enrolled in pension plans in their country of domicile. The effect of the Company's foreign plans is considered to be immaterial and has not been included in the above tables. Applicable expenses for these plans have been

Wynn's International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. RETIREMENT PLANS (CONTINUED)

included in consolidated net income. The Company believes that these plans are adequately funded in accordance with local actuarial principles and laws.

     In July 1993, the Company established a defined contribution plan for all full-time U.S. based employees with at least 12 months of consecutive service. Eligible employees are entitled to contribute from 1% to 10% of their base pay into an investment trust, and the Company matches at the rate of $.50 for each $1.00 contributed, up to 3% of the employee's base pay. In addition, eligible employees at December 31 each year receive an additional 1% of their base pay contributed by the Company into the plan. The Company's total contribution into this plan for 1993 was $352,000.

     Prior to July 1993, the Company had a savings and investment plan for eligible domestic employees of the parent Company and three subsidiaries, who met certain eligibility requirements as defined in the plan. This plan was terminated in 1993 and all funds in this investment trust were either distributed to the employee or rolled over into the new defined contribution plan. Company contributions amounted to $40,000 in 1993 ($53,000 in 1992 and $58,000 in 1991).

     The Company provides postretirement medical benefits for certain retired employees at the U.S. operations of Wynn's-Precision, Inc. In 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. At January 1, 1993, the accumulated postretirement benefit obligation (before tax benefit) was $3.2 million, which the Company elected to amortize over 20 years as part of the annual benefit cost. The net periodic postretirement benefit cost for 1993 was $426,000. In 1992 and 1991, the Company accounted for such costs on a pay-as-you-go method, and the costs were $120,000 and $158,000, respectively. The Company does not prefund this benefit program. The following table sets forth the program's status and amounts recognized in the Company's consolidated balance sheet at December 31, 1993 (in thousands):

Unfunded accumulated postretirement
    benefit obligation                                      $(2,513)
Unrecognized net gain (resulting from
    reduction in estimated health care
    cost trend rates)                                          (811)
Unrecognized net transition obligation                        3,039
                                                            -------
Accrued postretirement benefit cost                         $  (285)
                                                            =======

11. COMMITMENTS

     Wynn's rents certain facilities and equipment under various noncancellable operating leases. Rental commitments under these leases, exclusive of property taxes and insurance, are as follows:

               Year             (in thousands)
               ----             --------------
               1994                 $2,543
               1995                  1,236
               1996                    670
               1997                    476
               1998                    153
               1999 and after          308
                                    ------
               Total                $5,386
                                    ======

     Rental expenses for all operating leases were $3,977,000 in 1993 ($4,245,000 in 1992 and $4,219,000 in 1991).

12. CONTINGENCIES

    Various claims and actions, considered normal to the Company's business, have been asserted and are pending against the Company and its subsidiaries. The Company believes that such claims and actions should not have any material adverse effect upon the results of operations or the financial position of the Company based upon information presently known to the Company.

    The Company is also involved in certain proceedings and potential proceedings relating to environmental matters. At December 31, 1993, the Company had consolidated accrued reserves of approximately $2.2 million relating to environmental matters. Because of the uncertainties associated with environmental assessment and remediation activities, it is difficult to determine the ultimate liability of the Company related to these environmental matters. However, based upon information presently known to the Company, the Company believes that any liability that may result from these matters that is in excess of the accrued reserves should not materially affect the Company's financial position.

13. EMPLOYEE STOCK PLANS

     The Company has one stock option plan and one stock-based incentive award plan pursuant to which current grants of options to purchase common stock of Wynn's may be made to officers and other key employees. The Stock-Based Incentive Award Plan (1989 Plan) authorizes the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock and performance shares. The 1982 Incentive Stock Option Plan (1982 Plan), which expired in April 1992, authorized the grant of incentive stock options. Under the 1982 Plan, the aggregate number of options granted could not exceed 300,000 shares. Under the 1989 Plan, the aggregate number of stock related awards may not exceed 487,500 shares. All options granted under the two plans have been made at prices not less

Wynn's International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

than 100 percent of the fair market value of the stock at the date of grant. Options granted under the two plans are exercisable at various dates over a ten-year period. However, under the two plans, no options may be exercised until at least one year after the date of grant. During 1993 and 1992, 60,000 and 4,500 shares, respectively, of restricted stock were awarded under the 1989 Plan. The 1993 restricted stock award vests in equal installments at each anniversary date over a three-year period; the 1992 award vested at the one year anniversary. Recipients of restricted stock grants are entitled to cash dividends and voting rights on their respective shares. Restrictions limit the sale or transfer of shares during the three-year period. Unearned compensation of $1,221,900 was recorded at the date of the award in 1993 based on the market value of shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over the three-year vesting period. During 1993 $34,000 was recorded as expense. No stock appreciation rights or performance shares were outstanding at December 31, 1993. The following tabulation summarizes certain information related to options for common stock:

                                1993       1992       1991
                               -------    -------    -------
Outstanding options
   at beginning of year        345,000    360,750    352,500
Granted                         68,250     13,500     37,500
Surrendered, forfeited
   or expired                   (3,300)   (18,525)   (29,250)
Exercised                      (13,400)   (10,725)        --
                               --------   -------    -------
Outstanding options
   at end of year              396,550    345,000    360,750
                               =======    =======    =======
Average price of options
   exercised during
   the year                     $15.76     $13.74        --
At the end of the year:
   Prices of outstanding
      options                   $11.17     $11.17     $11.17
                                  to         to         to
                                $20.67     $18.17     $18.17
   Average per share            $14.67     $13.57     $13.55
   Exercisable options         310,075    295,950    268,125
   Options available for
      future grants            181,575    156,525    168,000

14. EARNINGS PER SHARE

     Primary earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. In 1993 primary earnings per share assumes the exercise of stock options. In 1992 and 1991 primary earnings per share did not assume the exercise of stock options as the effect from exercise was immaterial. Fully diluted earnings per share is calculated by dividing net income adjusted for the interest on the convertible debt by the weighted average number of fully diluted shares outstanding during the year, and assumes the conversion of the convertible debt and the exercise of stock options. In 1991, the conversion of the convertible debt was not assumed as the conversion would have been antidilutive (see Note 3 for a discussion of the stock split effected in 1993).

                                 1993       1992        1991
                                ------     ------     --------
                             (in thousands, except per share amounts)
Net income (loss)               $8,981     $7,253     $(11,200)(a)
Net interest expense from
  convertible notes                406        425          --
                                ------     ------     --------
Net earnings (loss) for
  purposes of full dilution     $9,387     $7,678     $(11,200)(a)
                                ======     ======     ========
Net earnings (loss) per
  common share:
    Primary                      $1.62      $1.34       $(2.06)(a)
    Assuming full dilution       $1.56      $1.29       $(2.06)(a)
Weighted average shares
   outstanding:
    Primary                      5,547      5,396        5,438
    Assuming full
      dilution                   6,032      5,975        5,444


(a) Includes $14.9 million or $2.75 per share ($2.74 per share assuming full dilution) loss from restructuring. See Note 2.

15. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION

     Wynn's operations are principally in three industry segments: Automotive Parts & Accessories, Petrochemical Specialties and Builders Hardware. Operations in the Automotive Parts & Accessories industry involve the manufacturing and marketing of O-rings and other static and dynamic seals principally for the automotive industry; and the manufacturing and marketing of automotive air conditioners and related replacement parts, sold for original equipment and aftermarket installation by manufacturers, distributors and dealers, on international, national and local levels. Operations in the Petrochemical Specialties industry involve the development, production and marketing of a wide variety of car care products, automotive chemicals for the consumer, specialty chemicals and equipment for professional automotive service centers and product warranty programs for automotive dealerships, as well as industrial coolants, specialty fluids and cutting fluids used in metal-working. Sales of Petrochemical Specialties products are primarily through domestic and foreign distributors. Operations in the Builders Hardware industry involve the distribution of builders hardware products, locksmith supplies and security locks from manufacturers to retail outlets in southern California, Arizona and Nevada.

    Industry segment net sales include sales to unaffiliated customers. There were no material industry intersegment sales in 1993, 1992 or 1989. In 1991 and 1990, intersegment sales represent sales of refrigerant recovery units from the Automotive Parts & Accessories division to the Petrochemical Specialties division. Intercompany sales are recorded at prices mutually agreed upon by the respective affiliates and approximate fair market value.

Wynn's International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)
     Operating profit (loss) from segments represents net sales less operating expenses before income taxes. Corporate expenses and unallocated gains include the gains from sales of joint-venture interest and other corporate items.

     Identifiable assets are those assets of Wynn's that are used in the operations of each industry segment. Corporate assets are principally cash and cash equivalents, prepaid expenses and other receivables. Intercompany loans and advances and the related accrued interest thereon are excluded from identifiable assets.

     Sales to the largest customer of the Automotive Parts & Accessories segment were 12.3 percent of consolidated net sales during 1993 (16.7 percent in 1992 and 17.3 percent in 1991).


SUMMARY BY INDUSTRY SEGMENTS                                                  Year Ended December 31
                                                      1993             1992           1991                1990          1989
                                                    --------         --------       --------            --------      --------
                                                                                 (in thousands)
NET SALES
Automotive Parts & Accessories                       $181,478        $185,947       $172,836            $180,444      $198,579
Petrochemical Specialties                              98,318          99,622         94,639              99,075        79,364
Builders Hardware                                       5,161           6,219          8,403               7,551         5,942
Intersegment sales                                         --              --         (1,915)             (1,947)           --
                                                     --------        --------       --------            --------      --------
   Total net sales                                   $284,957        $291,788       $273,963            $285,123      $283,885

OPERATING PROFIT (LOSS)
Automotive Parts & Accessories                       $ 16,643        $ 15,265       $(12,813)(a)        $ 10,570     $   9,435
Petrochemical Specialties                               7,046           6,636          6,964              10,330         7,797
Builders Hardware                                         193             422            507                 650           721
                                                     --------        --------       --------            --------      --------
Total operating profit (loss) of segments              23,882          22,323         (5,342)             21,550        17,953
Corporate expenses and unallocated gains               (4,575)         (4,155)        (3,591)             (3,174)         (278)
Corporate interest income                                 366             239            194                 409           492
Interest expense                                       (3,862)         (5,073)        (5,179)             (5,819)       (5,184)
                                                     --------        --------       --------            --------      --------
   Income (loss) before taxes based on income        $ 15,811        $ 13,334       $(13,918)           $ 12,966      $ 12,983

IDENTIFIABLE ASSETS
Automotive Parts & Accessories                       $ 95,069        $100,901       $106,135            $124,577      $129,219
Petrochemical Specialties                              49,371          53,886         50,477              52,678        42,624
Builders Hardware                                       2,570           3,340          4,119               4,824         2,840
                                                     --------        --------       --------            --------      --------
Identifiable assets of segments                       147,010         158,127        160,731             182,079       174,683
Corporate assets                                       20,789          12,589          4,891               5,686        13,873
                                                     --------        --------       --------            --------      --------
   Total assets                                      $167,799        $170,716       $165,622            $187,765      $188,556

DEPRECIATION AND AMORTIZATION
Automotive Parts & Accessories                       $  4,930        $  4,380       $  5,896            $  6,881      $  6,306
Petrochemical Specialties                               1,656           1,688          1,522               1,501         1,025
Builders Hardware                                          40              30             58                  42            36
Corporate                                                  36              42             45                  42            53
                                                     --------        --------       --------            --------      --------
   Total depreciation and amortization               $  6,662        $  6,140       $  7,521            $  8,466      $  7,420

CAPITAL EXPENDITURES
Automotive Parts & Accessories                       $  9,070        $  4,829       $  3,163            $  4,942      $  8,073
Petrochemical Specialties                                 921           1,678            978               3,248         2,555
Builders Hardware                                          --              --             --                  17            63
Corporate                                                  17              25             15                  56            19
                                                     --------        --------       --------            --------      --------
   Total capital expenditures                        $ 10,008        $  6,532       $  4,156            $  8,263      $ 10,710

(a) Includes $20.7 million restructuring charge in 1991. See Note 2.

Wynn's International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

SUMMARY BY GEOGRAPHICAL AREAS                                                  Year Ended December 31
                                                      1993             1992          1991              1990          1989
                                                    --------         --------      --------          --------      --------
                                                                                 (in thousands)
NET SALES
United States:
   Sales to unaffiliated customers                  $192,046         $197,922      $192,580          $206,162      $221,080
   Intercompany sales between geographical areas      12,181           10,629         6,907             3,331         3,974
Europe:
   Sales to unaffiliated customers                    61,276           63,495        51,915            46,844        32,187
   Intercompany sales between geographical areas         376              330           199                70            93
Other foreign:
   Sales to unaffiliated customers                    31,635           30,371        29,468            32,117        30,618
   Intercompany sales between geographical areas         832              465           265               300           271
Eliminate intercompany sales                         (13,389)         (11,424)       (7,371)           (3,701)       (4,338)
                                                    --------         --------      --------          --------      --------
   Total net sales                                  $284,957         $291,788      $273,963          $285,123      $283,885

OPERATING PROFIT (LOSS)
United States                                       $ 14,908         $ 13,982      $(14,255)(a)      $ 10,424      $  7,089
Europe                                                 5,082            5,945         6,377             7,617         6,438
Other foreign                                          3,799            2,516         2,564             3,509         4,455
Eliminate change during year in
  intercompany profit in inventories                      93             (120)          (28)            --              (29)
                                                    --------         --------      --------          --------      --------
Total operating profit (loss) of segments             23,882           22,323        (5,342)           21,550        17,953
Corporate expenses and unallocated gains              (4,575)          (4,155)       (3,591)           (3,174)         (278)
Corporate interest income                                366              239           194               409           492
Interest expense                                      (3,862)          (5,073)       (5,179)           (5,819)       (5,184)
                                                    --------         --------      --------          --------      --------
   Income (loss) before taxes based on income       $ 15,811         $ 13,334      $(13,918)         $ 12,966      $ 12,983

IDENTIFIABLE ASSETS
United States                                       $107,283         $114,306      $121,441          $144,982      $143,340
Europe                                                31,290           35,115        29,365            25,752        19,516
Other foreign                                         13,576           13,883        13,391            14,272        14,546
Eliminate intercompany profit in inventory and
  intercompany trade accounts receivable              (5,139)          (5,177)       (3,466)           (2,927)       (2,719)
                                                    --------         --------      --------          --------      --------
Identifiable assets of segments                      147,010          158,127       160,731           182,079       174,683
Corporate assets                                      20,789           12,589         4,891             5,686        13,873
                                                    --------         --------      --------          --------      --------
   Total assets                                     $167,799         $170,716      $165,622          $187,765      $188,556

(a) Includes $20.7 million restructuring charge in 1991. See Note 2.

Wynn's International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. QUARTERLY INFORMATION (UNAUDITED)

     Quarterly information is as follows (in thousands, except per share amounts):


                                First      Second        Third      Fourth        Total
                               Quarter     Quarter      Quarter     Quarter       Year
                               -------     -------      -------     -------      --------
FOR THE YEAR ENDED DECEMBER 31,
  1993
Net sales                      $70,508     $71,320      $73,193     $69,936      $284,957
Gross profit                    23,599      24,161       23,712      23,459        94,931
Net income                       1,867       2,409        2,479       2,226         8,981
Earnings per share:
   Primary                        $.34        $.44         $.45        $.40         $1.62
   Fully diluted                  $.33        $.42         $.43        $.38         $1.56

For the year ended December 31,
  1992
Net sales                      $71,499     $76,589      $76,428     $67,272      $291,788
Gross profit                    23,271      24,794       24,946      23,431        96,442
Net income                       1,526       1,728        1,975       2,024         7,253
Earnings per share:
   Primary                        $.28        $.32         $.37        $.37         $1.34
   Fully diluted                  $.28        $.32         $.36        $.36         $1.29


The above tables reflect retroactively the 3 for 2 stock split effected in 1993 (see Note 3).

The total of the quarterly per share primary earnings in 1993 and the total of the quarterly per share fully diluted earnings in 1992 do not equal the total earnings per share for the respective year because the calculations are based on the weighted average number of shares outstanding during the periods.

NUMBER OF STOCKHOLDERS
There were 439 stockholders of record at February 22, 1994.

STOCK EXCHANGE LISTING
New York Stock Exchange
Ticker Symbol: WN