Form 10-K405, Exhibit 13
period 1994-12-31
WYNNS INTERNATIONAL INC
filed 1995-03-28
CIK 108721

                                                                      EXHIBIT 13



     This exhibit consists of the following portions of the 1994 Annual Report to Stockholders of Wynn's International, Inc.: the Report of Independent Auditors on page 20, the consolidated financial statements of Registrant on pages 20 through 32, the Selected Financial Data section on page 15, the Management's Discussion and Analysis of Financial Condition and Results of Operations section on pages 16 through 19, and the information appearing under "Cash Dividends and Common Stock Price Per Share: 1993-1994" on page 32 and "Number of Stockholders" and "Stock Exchange Listing" on page 33.

                           WYNN'S INTERNATIONAL, INC.

                  S E L E C T E D   F I N A N C I A L   D A T A


FIVE YEARS ENDED DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------------------------
                                                    1994             1993            1992          1991             1990
- ------------------------------------------------------------------------------------------------------------------------
                                                             (DOLLAR AMOUNTS IN THOUSANDS-EXCEPT PER SHARE AMOUNTS)
Net sales                                       $292,651         $284,957        $291,788       $273,963        $285,123
- ------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes
  based on income                                 19,379           15,811          13,334        (13,918)(a)      12,966
Provision (benefit) for taxes
  based on income                                  7,558            6,830           6,081         (2,718)          6,612
- ------------------------------------------------------------------------------------------------------------------------
Net income (loss)                               $ 11,821         $  8,981        $  7,253       $(11,200)       $  6,354
- ------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share of
  common stock (b)                                 $2.08            $1.62           $1.34         $(2.06)          $1.10
- ------------------------------------------------------------------------------------------------------------------------
Weighted average common
  shares outstanding                           5,694,244        5,547,426       5,395,809      5,438,480       5,767,284
- ------------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                     $.44             $.42            $.40           $.40            $.40
- ------------------------------------------------------------------------------------------------------------------------
Selected balance sheet items:
  Current assets                                $120,000         $117,624        $124,897       $118,014        $127,754
  Current liabilities                             59,167           56,293          54,378         44,732          50,224
  Working capital                                 60,833           61,331          70,519         73,282          77,530
  Current ratio                                2.03 to 1        2.09 to 1       2.30 to 1      2.64 to 1       2.54 to 1
  Total assets                                  $176,472         $167,799        $170,716       $165,622        $187,765
  Long-term debt due after one year               14,948           23,389          32,518         40,696          41,191
  Stockholders' equity                            95,440           84,442          78,853         75,611          89,784
  Book value per common share                     $17.13           $15.27          $14.59         $14.03          $16.43
- ------------------------------------------------------------------------------------------------------------------------
Number of employees                                2,052            1,978           1,945          1,924           1,966
- ------------------------------------------------------------------------------------------------------------------------

Notes:

(a) 1991 loss includes $20.7 million restructuring charge ($14.9 million after tax benefit or $2.75 per share).

(b) See Note 13 of Notes to Consolidated Financial Statements for certain per share information. All per share amounts have been adjusted to reflect the three for two stock split effected in 1993.

The above Selected Financial Data for the five years ended December 31, 1994 is not reported upon herein by independent auditors. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                          ------
                                                                            15

                           WYNN'S INTERNATIONAL, INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

1994 COMPARED TO 1993

     Net sales in 1994 were $292.7 million compared to $285.0 million in 1993, an increase of 3 percent. Sales were up 13 percent at the Specialty Chemicals Division, but sales were down 3 percent for the Automotive Components Division, which is comprised of Wynn's-Precision, Inc. ("Precision"), a Lebanon, Tennessee-based supplier of O-rings, seals and molded rubber products, and Wynn's Climate Systems, Inc. ("WCS"), a Fort Worth, Texas-based supplier of automotive air conditioning products. The Automotive Components Division was formerly referred to as the Automotive Parts and Accessories Division.

     Precision recorded a 21 percent increase in sales in 1994, attributable to growth in all of its major operations. Precision's growth was primarily due to the higher level of economic activity in the U.S. during 1994, including U.S. automotive production rates. Higher revenues were derived from sales of O-rings, composite gaskets and engineered thermoplastics. Precision continued to receive requests in 1994 for price freezes or price reductions from customers in a broad array of markets. Precision expects this trend to continue in 1995. Higher revenues at Precision generally resulted from an increase in the number of units sold as opposed to price increases.

     WCS experienced a 30 percent decrease in revenues in 1994 compared to 1993 due to decreased sales in its original equipment manufacturers ("OEM") division. The OEM revenue decrease was principally due to the previously announced conclusion of a substantial part of WCS' Mazda kit assembly business and a reduction in sales to the Rover Group resulting from the previously announced expiration of a supply agreement. Revenues in WCS' aftermarket division, including revenues from company owned installation centers, increased 25 percent in 1994 compared to 1993. In response to the phase-out of its lower margin assembly operations, WCS is continuing to reposition itself to focus on producing and marketing components with a higher value-added content. WCS expects its total revenues in 1995 to be approximately the same as in 1994. In January 1995, WCS sold substantially all of the assets comprising the operations of its refrigerant recovery and recycling machine product line, including all related inventory. The sale was made on an installment-payment basis to an unrelated third party.

     Sales at the Specialty Chemicals Division, principally car care products, increased 13 percent on a worldwide basis compared to 1993. (This Division was formerly referred to as the Petrochemical Specialties Division.) Excluding the impact of foreign exchange rate fluctuations, total revenues in 1994 would have increased 12 percent compared to 1993. The sales increase was due principally to increased sales in the U.S. and France. In the U.S., domestic revenues in 1994 increased 28 percent compared to 1993 led by strong sales of the division's product warranty program and growth in export sales from the U.S. to Latin American and Asian distributors. Foreign subsidiary sales increased 6 percent in 1994 over 1993. (The increase would have been 5 percent in 1994 if foreign exchange rates had remained constant with 1993 rates.) Sales increased in France, Canada, South Africa and Mexico, but decreased in Germany and the United Kingdom.

     Sales of the relatively small Builders Hardware Division, comprised of Robert Skeels & Company ("Skeels"), a regional builders hardware products wholesale distributor, increased 5 percent from 1993, principally due to revitalized sales and marketing programs and a general improvement in the southern California economy.

     On a consolidated basis, total cost of sales in 1994 was 65.1 percent of sales compared to 66.7 percent in 1993. The resulting increase in gross margin was due primarily to higher sales and production volumes at Precision. The Specialty Chemicals Division's gross margin declined in 1994 compared to 1993 because of a change in product mix. WCS' gross margin decreased in 1994 due to the lower sales. The gross margin at Skeels increased slightly in 1994 compared to 1993.

     Selling, general and administrative expenses increased to $80.3 million in 1994, or 27.4 percent of sales, from $76.0 million in 1993, or 26.7 percent of sales. The increase in amount was principally attributable to higher sales at the Specialty Chemicals Division and Precision, and higher corporate expenses. The increase in operating expenses at the Specialty Chemicals Division reflects this Division's growth in revenues. However, as a percentage of sales, its operating expenses dropped significantly due to the change in revenue mix and cost controls. Precision's operating expenses in absolute dollars increased over 1993 levels due to the higher revenues, but decreased as a percentage of Precision's revenues. Operating expenses declined slightly at Skeels. During 1994, corporate expenses increased over 1993 levels primarily because of increased expenses for incentive compensation, the adoption of a new accounting standard for postemployment benefits, corporate severance costs and general environmental matters. The Company closely monitors legal and factual developments in the environ-

- -------
  16

                          WYNN'S INTERNATIONAL, INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

mental area to evaluate the adequacy of present reserves.

     Interest expense in 1994 was $3.0 million, which was less than the $3.9 million of interest expense in 1993. The decrease is primarily due to the reduction of outstanding indebtedness. In March 1994, the Company paid a $7.9 million installment on its 10.75 percent senior notes. During 1994, the holder of the Company's 9 percent convertible notes converted $250,000 principal amount of such notes into 17,045 shares of the Company's Common Stock.

     Income before taxes was $19.4 million in 1994, compared to $15.8 million in 1993. In the Automotive Components Division, operating profits of Precision increased substantially in 1994 due to higher revenue levels. Precision's profitability is sensitive to changes in volume. WCS recorded an operating loss in 1994, compared to an operating profit in 1993, due to WCS' lower revenues. Operating profits of the Specialty Chemicals Division increased 36 percent in 1994 due to increased revenues. (Operating profit would have increased 35 percent in 1994 if exchange rates had remained constant with 1993 rates.) Operating profits of the Builders Hardware Division also increased in 1994 because of the Division's higher sales revenues and lower operating costs.

     The effective tax rate in 1994 was 39.0 percent compared to the effective tax rate of 43.2 percent in 1993. The decline in 1994 is due to the higher level of profitability in the U.S., which has a lower corporate income tax rate than many of the international jurisdictions in which the Company operates. In 1994, the Company adopted Statement of Financial Accounting Standards No.112, Employers' Accounting for Postemployment Benefits. Such adoption had no material effect on the financial results or position of the Company.

     Net income in 1994 was $11.8 million compared to $9.0 million in 1993. The improvement in 1994 compared to 1993 was primarily attributable to the higher operating profit at Precision and the Specialty Chemicals Division, the decrease in interest expense and the lower effective tax rate.

     Primary earnings per share in 1994 was $2.08 compared to $1.62 in 1993. Fully diluted earnings per share in 1994 was $1.99 compared to $1.56 in 1993. The increase in per share results in 1994 was due to the increase in net income, partially offset by an increase in shares outstanding. The number of shares outstanding increased primarily as a result of the conversion in 1994 of $250,000 principal amount of the Company's 9 percent convertible notes into 17,045 shares of Common Stock, the exercise of stock options to purchase 24,325 shares of Common Stock and an increase in the outstanding stock options assumed exercised.

FINANCIAL CONDITION

     Working capital at December 31, 1994 was $60.8 million compared to $61.3 million at the end of 1993. The current ratio was 2.03 to 1 at December 31, 1994, compared to 2.09 to 1 at the prior year end. The slight decreases in working capital and the current ratio compared to December 31, 1993 were primarily attributable to the decline in cash and cash equivalents and an increase in accrued liabilities, partially offset by increased inventory, accounts receivable and prepaid expenses and other current assets. Cash and cash equivalents decreased $5.0 million to $16.4 million at December 31, 1994 compared to December 31, 1993, primarily due to a reduction in the Company's outstanding debt during 1994. Inventory increased $3.9 million primarily due to increases at WCS and Precision, partially offset by a reduction at the Specialty Chemicals Division. Inventory at WCS increased $3.2 million compared to December 31, 1993 as a result of increased production of aftermarket kits for the 1995 season. The increase in inventory at Precision was required to support the anticipated increase in revenues in 1995. Reduced inventory levels at the Specialty Chemicals Division were the result of continued efforts to reduce this Division's investment in inventory.

     Accounts receivable increased $.9 million to $47.5 million at December 31, 1994 from $46.6 million at the prior year end. This increase was primarily the result of the higher revenues at Precision and the Specialty Chemicals Division partially offset by lower receivables at WCS. Prepaid expenses and other current assets increased to $13.3 million at December 31, 1994 from $10.8 million at the prior year end primarily due to higher prepaid income taxes resulting from the reclassification of certain deferred tax credits to long-term deferred taxes based on income. Total current liabilities increased $2.9 million to $59.2 million at December 31, 1994 from $56.3 million at December 31, 1993. The increase was primarily the result of increased accruals for warranty kit programs, salaries and other compensation and other accrued liabilities, partially offset by a reduction in the amount payable for taxes based on income.

     Property, plant and equipment increased $7.3 million to $48.2 million in 1994, consisting of $13.8 million in additions (principally at Precision and WCS) offset by the annual depreciation charge of $5.9 million, as well as retirements and foreign exchange adjustment.

     At December 31, 1994, the Company had two separate $15.0 million unsecured domestic committed bank lines of credit, which permit borrowings through June 30, 1997, and one uncommitted line of credit. At December 31, 1994, $.2 million in borrowings were outstanding under the uncommitted line of credit. The Company made the borrowings for working capital

                                                                          ------
                                                                            17

                          WYNN'S INTERNATIONAL, INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

needs. The Company also has a committed $4.0 million unsecured multicurrency and trade finance line of credit and various other foreign uncommitted credit lines. At December 31, 1994, no borrowings were outstanding under any of these lines.

     The Company believes that additional lines of credit could be obtained if necessary. Under present circumstances, neither additional lines of credit nor additional long-term financing is required to supplement working capital requirements, including the next scheduled payment of $7.9 million of long-term debt due in March 1995.

     Stockholders' equity at the end of 1994 was $95.4 million compared to $84.4 million at the end of 1993. The increase resulted primarily from net income of $11.8 million, $.6 million in the equity adjustment from foreign currency translation, the amortization of $.4 million of unearned compensation, $.4 million from the exercise of stock options and the conversion of $.2 million of convertible notes, reduced by dividends of $2.4 million. Under the Company's Stock-Based Incentive Award Plan, 60,000 shares of restricted stock were issued in December 1993 to the Company's Chief Executive Officer. The market value of the restricted stock at the time of grant was recorded as unearned compensation in a separate component of stockholders' equity and is being amortized to expense ratably over the three-year vesting period. Amortization in the amount of approximately $407,000 was recognized in 1994.

     In 1994, the stockholders approved an Employee Stock Purchase Plan, which allows eligible employees to purchase shares of the Company's Common Stock at a price equal to 85 percent of the market price at the beginning or end of the plan year, whichever is lower. A maximum of 400,000 shares are available for issuance over the term of the plan. The first plan year commenced on January 1, 1995.

     The Company expects total capital expenditures in 1995 to be approximately $12 million, funded from current operations. As previously announced, the Company will continue to explore possible niche acquisitions.

IMPACT OF CHANGING PRICES ON SALES AND INCOME

     The Company attempts to minimize the impact of inflation on production and operating costs through cost control programs and productivity improvements. Over the past three years the inflation rate has been relatively low. Nonetheless, the Company has continued to face increases in the cost of labor and some materials, despite requests for price reductions from many customers. Due to intense competition, the Company in 1994 generally was not able to raise prices to its customers to pass along the cost increases experienced.

RESULTS OF OPERATIONS

1993 COMPARED TO 1992

     Net sales in 1993 were $285.0 million compared to $291.8 million in 1992, a decrease of 2 percent. Sales were down 2 percent for the Automotive Components Division, which is comprised of Precision and WCS.

     Precision recorded a 15 percent increase in sales in 1993, attributable to growth at all of its major operations except its Arizona aerospace operation. Higher revenues were derived from sales of O-rings, composite gaskets and engineered thermoplastics. Precision's Arizona operation is refocusing on new commercial product applications for nonaerospace customers to help offset the decline in revenues from aerospace customers. Precision continued to receive requests in 1993 for price freezes or reductions from customers in a broad array of markets. Precision expected this trend to continue in 1994 as customers strived to lower costs through increased supplier competition. Increases in revenue at Precision generally indicated an increase in the number of units sold.

     WCS experienced a 17 percent decrease in revenues in 1993 compared to 1992 due to decreased sales in its OEM division. The OEM revenue decrease was principally due to decreased sales to Mazda and Chrysler, partially offset by increased sales to the Rover Group. Revenues in WCS' aftermarket division, including revenues from company owned installation centers, were virtually the same in 1993 as in 1992. WCS' revenues in 1993 from sales of its refrigerant recovery and recycling machine were slightly higher than in 1992. WCS expected sales by its OEM division to decline further in 1994 compared to 1993 due to Mazda's previously announced decision to change its supply agreement when the new product platform for the 323 vehicle is introduced in model year 1995 and due to the expiration of WCS' supply agreement with the Rover Group. In response to the loss of such supply agreements, and the concurrent worldwide environmental limitations on the production of R-12 (the refrigerant used in most automotive air conditioning systems) and the transition to the more environmentally friendly R-134a refrigerant, WCS is repositioning itself to focus on producing components with a higher value-added content. Accordingly, in 1993 WCS devoted substantial resources to develop the capability to produce more efficient aluminum condensers and evaporators which improve performance of R-134a systems. Additionally, WCS negotiated with major OEM customers to supply retrofit kits for converting vehicles with R-12 air conditioning systems to R-134a systems. Due to this restructuring process, WCS expected its total revenues in 1994 to be below 1993 levels.

     Sales for the Specialty Chemicals Division, principally sales of car care products, decreased 1 percent on a

- ------
  18

                          WYNN'S INTERNATIONAL, INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

worldwide basis compared to 1992 due to the adverse effect of foreign exchange rate fluctuations. Excluding the impact of these foreign exchange rate fluctuations, total revenues in 1993 would have increased 5 percent compared to 1992. In the U.S., domestic revenues in 1993 increased 11 percent compared to 1992. Direct exports from the U.S. to Latin American and Asian distributors increased slightly over 1992. Foreign subsidiary sales decreased 6 percent in 1993 due to the lingering worldwide recession and the adverse effect of exchange rate fluctuations. Foreign subsidiary sales would have increased 2 percent in 1993 if foreign exchange rates had remained constant in 1993. Sales declined in France, Spain, Belgium, the United Kingdom and South Africa, but increased in Australia and Canada.

     Sales of the relatively small Builders Hardware Division decreased 17 percent from 1992, principally due to the general downturn in the southern California economy and the more severe reduction in the area's construction activity during 1993.

     On a consolidated basis, total cost of sales in 1993 was 66.7 percent of sales compared to 66.9 percent in 1992. The resulting slight increase in gross margin was due primarily to higher sales and production volumes at Precision. The Specialty Chemicals Division's gross margin declined because of a change in product mix to lower margin items. Gross margins at WCS and Skeels were approximately the same in both years.

     Selling, general and administrative expenses decreased to $76.0 million in 1993, or 26.7 percent of sales, from $78.8 million in 1992, or 27.0 percent of sales. The reduction was principally attributable to decreased expenses at the Specialty Chemicals Division and WCS, partially offset by a volume-related increase at Precision. The decreases in such expenses at the Specialty Chemicals Division reflected the nonrecurrence in 1993 of the Division's 1992 costs of converting its direct Brazilian branch into independent distributor operations and a general reduction in spending in many categories of operating expenses. The decrease at WCS occurred because of its revenue decline and management's further control of operating costs. Precision's operating expenses in absolute dollars increased over 1992 levels due to the higher revenues, but remained the same as a percentage of Precision's revenues. During 1993, corporate expenses increased over 1992 levels primarily because of increased expenses for lease termination costs and general environmental matters. The Company closely monitors legal and factual developments in the environmental area to evaluate the adequacy of present reserves.

     Interest expense in 1993 was $3.9 million, which was less than the $5.1 million of interest expense in 1992. The decrease is primarily due to the reduction of outstanding indebtedness. In March 1993, the Company paid a $7.9 million installment on its 10.75 percent senior notes. During 1993, the holder of the Company's 9 percent convertible notes converted $750,000 principal amount of such notes into 51,134 shares of the Company's Common Stock.

     Income before taxes was $15.8 million in 1993 compared to $13.3 million in 1992. In the Automotive Components Division, operating profits of Precision increased 20 percent in 1993 due to higher revenue levels. Precision's profitability is sensitive to changes in volume. Operating profits of WCS decreased 14 percent in 1993 compared to 1992 due to WCS' lower revenues. Operating profits of the Specialty Chemicals Division increased 6 percent in 1993 due to the significant decline in operating expenses, including the nonrecurrence of the Brazilian costs described above. Excluding the effect of foreign exchange rate fluctuations, operating profit would have increased 11 percent in 1993. Operating profits of the Builders Hardware Division decreased $229,000 in 1993 because of the Division's 17 percent decline in sales revenues.

     The effective tax rate in 1993 was 43.2 percent compared to the effective tax rate of 45.6 percent in 1992. The decline in 1993 was due to the higher level of profitability in the U.S. which has a lower corporate income tax rate than many of the international jurisdictions in which the Company operates. In 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Such adoption had no material effect on the financial results or position of the Company.

     Net income in 1993 was $9.0 million compared to $7.3 million in 1992. The improvement in 1993 compared to 1992 was attributable to the higher operating profit at Precision and the Specialty Chemicals Division, the decrease in interest expense and the lower effective tax rate.

     Primary earnings per share in 1993 was $1.62 compared to $1.34 in 1992. Fully diluted earnings per share in 1993 was $1.56 compared to $1.29 in 1992. (See Note 2 of Notes to Consolidated Financial Statements for a discussion of the 3 for 2 stock split in 1993.) The increase in per share results in 1993 was due to the increase in net income, but reduced by additional shares outstanding. The number of shares outstanding increased primarily as a result of the conversion in 1993 of $750,000 principal amount of the Company's 9 percent convertible notes into 51,134 shares of common stock, the grant of 60,000 shares of restricted stock in December 1993 and the assumed exercise of outstanding stock options. Prior to 1993, the effect on primary earnings per share of the assumed exercise of outstanding stock options was not included since the effect was immaterial.


                                                                          ------
                                                                            19

                           WYNN'S INTERNATIONAL, INC.

                        CONSOLIDATED STATEMENTS OF INCOME


THREE YEARS ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------
                                        1994           1993           1992
- --------------------------------------------------------------------------------
Revenues:
  Net sales                         $292,651,000   $284,957,000   $291,788,000
  Interest income                        626,000        719,000        755,000
- -------------------------------------------------------------------------------
                                     293,277,000    285,676,000    292,543,000
- --------------------------------------------------------------------------------
Costs and expenses:
  Cost of sales                      190,582,000    190,026,000    195,346,000
  Selling, general and
   administrative                     80,328,000     75,977,000     78,790,000
  Interest expense                     2,988,000      3,862,000      5,073,000
- --------------------------------------------------------------------------------
                                     273,898,000    269,865,000    279,209,000
- --------------------------------------------------------------------------------
Income before taxes based on income   19,379,000     15,811,000     13,334,000
Provision for taxes based on income    7,558,000      6,830,000      6,081,000
- --------------------------------------------------------------------------------
Net income                          $ 11,821,000   $  8,981,000   $  7,253,000
- --------------------------------------------------------------------------------
Earnings per share of common stock:
  Primary                                  $2.08          $1.62          $1.34
  Fully diluted                            $1.99          $1.56          $1.29
- --------------------------------------------------------------------------------

See accompanying notes.



                        REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND STOCKHOLDERS
WYNN'S INTERNATIONAL, INC.
  We have audited the accompanying consolidated balance sheets of Wynn's International, Inc. as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wynn's International, Inc. at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                                   /s/ Ernst & Young LLP
                                                   ---------------------

Los Angeles, California
January 27, 1995

- --------
20

                           WYNN'S INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEETS


DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------
ASSETS                                                 1994           1993
- --------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                        $ 16,446,000   $ 21,397,000
  Accounts receivable, less $1,835,000
   allowance for doubtful accounts
   ($1,848,000 in 1993)                              47,500,000     46,631,000
  Inventories                                        42,752,000     38,824,000
  Prepaid expenses and other current assets
   (including prepaid taxes based on income of
   $6,080,000 in 1994 and $3,176,000 in 1993)        13,302,000     10,772,000
- --------------------------------------------------------------------------------
     Total current assets                           120,000,000    117,624,000
Property, plant and equipment, at cost less
 accumulated depreciation and amortization           48,192,000     40,912,000
Costs in excess of fair value of net assets of
 businesses acquired, less accumulated
 amortization of $3,833,000 ($3,695,000 in 1993)      3,170,000      3,309,000
Other assets                                          5,110,000      5,954,000
- --------------------------------------------------------------------------------
                                                   $176,472,000   $167,799,000
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
- --------------------------------------------------------------------------------
Current liabilities:
  Notes payable                                    $    239,000   $    809,000
  Accounts payable                                   19,708,000     19,564,000
  Dividends payable                                     614,000        610,000
  Taxes based on income                               1,211,000      2,494,000
  Accrued liabilities:
    Warranty kit programs                             5,411,000      3,626,000
    Salaries and other compensation                   8,620,000      7,979,000
    Other                                            15,203,000     13,031,000
  Long-term debt due within one year                  8,161,000      8,180,000
- --------------------------------------------------------------------------------
     Total current liabilities                       59,167,000     56,293,000
Long-term debt due after one year                    14,948,000     23,389,000
Deferred taxes based on income                        6,917,000      3,675,000
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par value;
   500,000 shares authorized, none issued                 -              -
  Common stock, $1 par value;
   20,000,000 shares authorized,
   5,918,692 shares issued
   (10,000,000 shares authorized,
   5,877,322 issued in 1993)                          5,919,000      5,877,000
  Capital in excess of par value                      9,871,000      9,275,000
  Retained earnings                                  86,250,000     76,873,000
  Equity adjustment from foreign
   currency translation                              (2,238,000)    (2,814,000)
  Unearned compensation                                (781,000)    (1,188,000)
  Common stock held in treasury 347,250 shares,
   at cost                                           (3,581,000)    (3,581,000)
- --------------------------------------------------------------------------------
     Total stockholders' equity                      95,440,000     84,442,000
- --------------------------------------------------------------------------------
                                                   $176,472,000   $167,799,000
- --------------------------------------------------------------------------------

See accompanying notes.


                                                                            ----
                                                                              21

                           WYNN'S INTERNATIONAL, INC.

                           CONSOLIDATED STATEMENTS OF
                              STOCKHOLDERS' EQUITY



Three years ended December 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                        Equity
                                                                      adjustment                         Common
                          Common stock      Capital in               from foreign                         stock
                        ----------------     excess of    Retained     currency        Unearned          held in
                        Shares    Amount     par value    earnings    translation    compensation        treasury            Total
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at
 January 1, 1992      5,802,063 $5,802,000   $7,605,000  $65,091,000  $ 1,360,000        $  -          $(4,247,000)     $75,611,000
  Net income              -          -            -        7,253,000        -               -                -            7,253,000
  Cash dividends of
   $.40 per common
    share                 -          -            -       (2,159,000)       -               -                -           (2,159,000)
  Stock options
   exercised             10,725     11,000      136,000        -            -               -                -              147,000
  Restricted stock
   issued to employees    -          -           11,000        -            -               -               47,000           58,000
  Tax benefits related
   to employee stock
   option exercises       -          -            9,000        -            -               -                -                9,000
  Adjustments from
   foreign currency
   translation, net       -          -            -            -       (2,066,000)          -                -           (2,066,000)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1992    5,812,788  5,813,000    7,761,000   70,185,000     (706,000)          -           (4,200,000)      78,853,000
  Net income              -          -            -        8,981,000        -               -                -            8,981,000
  Cash dividends of
   $.42 per common
   share                  -          -            -       (2,293,000)       -               -                -           (2,293,000)
  Cash paid for
   fractional shares
   at time of split       -          -           (1,000)       -            -               -                -               (1,000)
  Stock options
   exercised             13,400     13,000      198,000        -            -               -                -              211,000
  Restricted stock
   issued to employee     -          -          603,000        -            -               -              619,000        1,222,000
  Tax benefits related
   to employee stock
   option exercises       -          -           15,000        -            -               -                -               15,000
  Conversion of
   $750,000
   convertible notes     51,134     51,000      699,000        -            -               -                -              750,000
  Adjustments from
   foreign currency
   translation, net       -          -            -            -       (2,108,000)          -                -           (2,108,000)
  Unearned compensation   -          -            -            -            -          (1,188,000)           -           (1,188,000)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1993    5,877,322  5,877,000    9,275,000   76,873,000   (2,814,000)     (1,188,000)      (3,581,000)      84,442,000
  Net income              -          -            -       11,821,000        -               -                -           11,821,000
  Cash dividends of
   $.44 per common
   share                  -          -            -       (2,444,000)       -               -                -           (2,444,000)
  Stock options
   exercised             24,325     25,000      323,000        -            -               -                -              348,000
  Tax benefits related
   to employee stock
   option exercises       -          -           40,000        -            -               -                -               40,000
  Conversion of
   $250,000
   convertible notes     17,045     17,000      233,000        -            -               -                -              250,000
  Adjustments from
   foreign currency
   translation, net       -          -            -            -          576,000           -                -              576,000
  Amortization of
   unearned
   compensation           -          -            -            -            -             407,000            -              407,000
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1994    5,918,692 $5,919,000   $9,871,000  $86,250,000  $(2,238,000)      $(781,000)     $(3,581,000)     $95,440,000
- ------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.



- ----
22

                           WYNN'S INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS




THREE YEARS ENDED DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                1994                1993                1992
- ------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Cash received from customers                                              $291,806,000        $285,021,000        $290,969,000
  Cash paid to suppliers and employees                                      (254,867,000)       (241,061,000)       (257,823,000)
  Cash paid on warranty kit claims                                            (8,114,000)         (6,706,000)         (6,543,000)
  Interest received                                                              690,000             612,000             996,000
  Interest paid                                                               (3,020,000)         (4,071,000)         (4,986,000)
  Income taxes paid                                                           (8,623,000)         (5,339,000)         (3,891,000)
- ------------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                 17,872,000          28,456,000          18,722,000
- ------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property, plant and equipment                                 (13,786,000)        (10,008,000)         (6,532,000)
  Proceeds from sale of property, plant and equipment                            806,000             553,000             327,000
  Other cash receipts (disbursements)-net                                        112,000             172,000            (158,000)
- ------------------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                    (12,868,000)         (9,283,000)         (6,363,000)
- ------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Borrowings under lines of credit-net                                          (570,000)           (131,000)            244,000
  Payments on long-term debt                                                  (8,210,000)         (8,533,000)           (421,000)
  Dividends paid                                                              (2,440,000)         (2,227,000)         (2,157,000)
  Proceeds from exercise of stock options                                        348,000             211,000             147,000
  Other cash disbursements-net                                                      -                 (1,000)              -
- ------------------------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                    (10,872,000)        (10,681,000)         (2,187,000)
- ------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes                                                  917,000          (1,762,000)         (1,644,000)
- ------------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                          (4,951,000)          6,730,000           8,528,000
Cash and cash equivalents at beginning of year                                21,397,000          14,667,000           6,139,000
- ------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                    $ 16,446,000        $ 21,397,000        $ 14,667,000
- ------------------------------------------------------------------------------------------------------------------------------------

Reconciliation of net income to net cash provided by operating activities:
- ------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                  $ 11,821,000        $  8,981,000        $  7,253,000
- ------------------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash provided by
 operating activities:
    Depreciation and amortization                                              6,811,000           6,662,000           6,140,000
    Provision for uncollectible accounts                                         208,000             (39,000)          1,028,000
    Amortization of stock compensation                                           407,000              34,000               -
    Loss (gain) on fixed asset disposals                                          14,000              (4,000)            158,000
    Provision for deferred income taxes                                          178,000           1,041,000           1,737,000
    Decrease (increase) in:
      Accounts receivable-net                                                 (1,106,000)            (43,000)           (578,000)
      Inventories                                                             (4,163,000)          9,484,000           3,838,000
      Prepaid expenses and other current assets                                  374,000             609,000          (1,541,000)
      Other assets                                                               (21,000)           (418,000)           (297,000)
    Increase (decrease) in:
      Accounts payable                                                           144,000            (104,000)            546,000
      Warranty kit reserves                                                    1,785,000             294,000            (305,000)
      Income taxes payable                                                    (1,243,000)            450,000             453,000
      Accrued liabilities                                                      2,663,000           1,509,000             290,000
- ------------------------------------------------------------------------------------------------------------------------------------
    Total adjustments                                                          6,051,000          19,475,000          11,469,000
- ------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    $17,872,000         $28,456,000         $18,722,000
- ------------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of noncash investing and financing activities:
  In 1994 and 1993, additional common stock was issued upon the conversion of $250,000 and $750,000, respectively, of long-term debt.
- ------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.


                                                                        --------
                                                                              23

                           WYNN'S INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation-The accompanying consolidated financial statements include the accounts of Wynn's International, Inc. ("Wynn's" or the "Company") and its wholly-owned subsidiaries and one majority-owned subsidiary. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the prior years' amounts to conform with the 1994 presentation.

Stock split-The Company effected a 3 for 2 stock split in the third quarter of 1993. All share and per share amounts have been adjusted retroactively (see Note
2).

Cash and cash equivalents-The Company's policy is to invest cash in excess of operating requirements in short-term interest bearing investments. Cash equivalents of $13,566,000 in 1994 and $20,661,000 in 1993 include guaranteed investment contracts, commercial paper, certificates of deposit and money market accounts which have maturities of three months or less and are stated at cost, which approximates fair market value.

Concentrations of credit risk-The Company places its temporary cash investments in high credit quality financial institutions and investment grade short-term investments and limits the amount of credit exposure to any one entity. Substantially all of the Company's accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both in the United States and internationally. The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 1994 with respect to its temporary cash investments or accounts receivable.

Inventories-Inventories are stated at the lower of cost (principally first-in, first-out) or market.

Depreciation-Depreciation and amortization of property, plant and equipment are calculated principally on a straight-line basis over the estimated useful lives of the respective assets.

Costs in excess of fair value of net assets of businesses acquired-Costs in excess of fair value of net assets of businesses acquired are amortized on a straight-line basis over a period of ten to forty years.

Income taxes-During 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The statement requires the use of an asset and liability approach for reporting income taxes (see Note 5). The Company provides taxes on the undistributed earnings of all foreign subsidiaries.

Foreign currency translation-Gains and losses resulting from balance sheet translation of foreign operations where a foreign currency is the functional currency are included as a separate component of stockholders' equity. Gains and losses resulting from balance sheet translation of foreign operations where the U.S. dollar is the functional currency are included in the determination of net income.


2. STOCK SPLIT; SHAREHOLDER RIGHTS PLAN
     On August 4, 1993, the Board of Directors authorized a 3 for 2 stock split effected in the form of a stock dividend payable to stockholders of record on August 26, 1993. All references in the financial statements to average number of shares outstanding and related prices, per share amounts, convertible note and stock option plan data have been restated retroactively to reflect the 3 for 2 split.
     In 1989, the Board of Directors adopted a Shareholder Rights Plan. The plan provides for a dividend distribution of rights (the "Rights") with respect to outstanding shares of Common Stock of the Company issued prior to the earliest of March 3, 1999, the redemption date of the Rights or certain takeover events. In the event the Company is acquired under certain circumstances in a merger in which the Company is not the surviving corporation, the Rights become rights to purchase the acquiring company's common stock at a 50% discount (the "flip-over feature"). In the event of certain acquisitions of 25% or more of the Company's Common Stock, the Rights become rights to purchase the Company's Common Stock at a 50% discount (the "flip-in feature"). The flip-in feature does not apply to tender or exchange offers for all outstanding Common Stock determined by non-management directors of the Company to be fair and in the best interests of the Company and its stockholders (a "Qualified Offer"). The flip-over feature does not apply to a merger following a Qualified Offer which provided the same or a higher value to the remaining stockholders. The Rights may be redeemed by the Company at a nominal price under certain circumstances. The Rights will expire on March 3, 1999 or on such later date to which the Rights may be extended by the Company, unless earlier redeemed.


3. FOREIGN OPERATIONS
     Condensed combined financial information of Wynn's foreign subsidiaries (the operations of which are located in Australia, Belgium, Canada, France, Germany, Mexico, New Zealand, South Africa, Spain, United Kingdom and Venezuela) at December 31, 1994 and 1993 and for the three years ended December 31, 1994 before eliminations of intercompany balances and profits and

- --------
24

                           WYNN'S INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


any provision for taxes on repatriation of foreign earnings, is as follows:

- --------------------------------------------------------------------------------
                                                            1994           1993
- --------------------------------------------------------------------------------
                                                              (IN THOUSANDS)
Assets:
  Current assets                                          $40,432        $39,890
  Property, plant and equipment                             5,446          5,678
  Other noncurrent assets                                   3,277          3,508
- --------------------------------------------------------------------------------
                                                          $49,155        $49,076
- --------------------------------------------------------------------------------
Liabilities and stockholders' equity:
  Current liabilities                                     $22,361        $24,949
  Long-term debt and deferred
    taxes based on income                                   1,147            914
  Stockholders' equity                                     25,647         23,213
- --------------------------------------------------------------------------------
                                                          $49,155        $49,076
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                                             1994           1993           1992
- --------------------------------------------------------------------------------
                                                       (IN THOUSANDS)
Net sales                                  $85,945        $92,911        $93,866
- --------------------------------------------------------------------------------
Net income                                 $ 4,135        $ 3,784        $ 3,518
- --------------------------------------------------------------------------------

     Transaction gains and losses resulting from changes in foreign currency exchange rates have been charged to operations and are immaterial.


4.   INVENTORIES
     Inventories consist of the following at December 31, 1994 and 1993:

- --------------------------------------------------------------------------------
                                                            1994           1993
- --------------------------------------------------------------------------------
                                                               (IN THOUSANDS)
Finished goods                                           $22,781         $19,929
Raw materials and work in process                         19,971          18,895
- --------------------------------------------------------------------------------
                                                         $42,752         $38,824
- --------------------------------------------------------------------------------

5.   TAXES BASED ON INCOME
     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the use of the liability method of accounting for income taxes rather than the deferred method previously in effect. Under the liability method, deferred taxes are recognized for the tax consequences of temporary differences between financial statement carrying values of existing assets and liabilities and their related tax bases. As permitted under the new standard, financial statements for prior years have not been restated. The cumulative effect of the accounting change was not material.
     The provision for taxes based on income consists of the following elements for the three years ended December 31, 1994 (in thousands):

- --------------------------------------------------------------------------------
                                                                        Deferred
                                               Liability Method          Method
- --------------------------------------------------------------------------------
                                             1994           1993          1992
- --------------------------------------------------------------------------------
Current:
  Federal                                   $2,486         $1,943        $1,381
  State                                      1,104            940           842
  Foreign                                    3,790          2,906         2,121
- --------------------------------------------------------------------------------
  Total current                              7,380          5,789         4,344
- --------------------------------------------------------------------------------
Deferred:
  Federal                                      377            190         1,727
  State                                        183            290           121
  Foreign                                     (382)           561          (111)
- --------------------------------------------------------------------------------
  Total deferred                               178          1,041         1,737
- --------------------------------------------------------------------------------
Total                                       $7,558         $6,830        $6,081
- --------------------------------------------------------------------------------

    Pretax income for domestic and foreign operations for the three years ended December 31, 1994 is as follows:

- --------------------------------------------------------------------------------
                                             1994           1993          1992
- --------------------------------------------------------------------------------
                                                      (IN THOUSANDS)
Domestic                                   $11,216        $ 7,260       $ 5,711
Foreign                                      8,163          8,551         7,623
- --------------------------------------------------------------------------------
                                           $19,379        $15,811       $13,334
- --------------------------------------------------------------------------------

     A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of income before taxes based on income for the three years ended December 31, 1994, follows:

- --------------------------------------------------------------------------------
                                             1994           1993           1992
- --------------------------------------------------------------------------------
Statutory federal income tax rate           35.0%          34.0%          34.0%
State taxes, net of federal tax benefit      4.3            5.1            4.5
Taxes on unremitted foreign earnings         1.7            3.8            1.5
Foreign earnings taxed at various rates      3.7            3.3            4.9
Foreign tax credits                         (1.4)          (3.9)          (3.4)
Other (including valuation
  reserves)-net                             (4.3)           0.9            4.1
- --------------------------------------------------------------------------------
                                            39.0%          43.2%          45.6%
- --------------------------------------------------------------------------------

    At December 31, 1994, the Company had the following carryforwards for tax purposes available for future utilization with the indicated expiration periods (in thousands):

- --------------------------------------------------------------------------------
                                    FOREIGN NET                    TAX
               YEAR                OPERATING LOSS                CREDITS
- --------------------------------------------------------------------------------
               1998                   $  -                         $169
               1999                     34                          224
               2002                     61                           -
               2003                     38                           -
               2004                     37                           -
               Unlimited               818                           -
- --------------------------------------------------------------------------------
                                      $988                         $393
- --------------------------------------------------------------------------------

                                                                        --------

                           WYNN'S INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5. TAXES BASED ON INCOME (CONTINUED)
   A valuation allowance of $1,651,000 has been recognized to offset these and other deferred tax assets. The valuation allowance against deferred tax assets decreased by $527,000 during 1994 due to the realization of tax attribute carryovers.
   Significant components of the Company's deferred tax assets and liabilities as of December 31, 1994 and 1993 are as follows:

- --------------------------------------------------------------------------------
                                                            1994          1993
- --------------------------------------------------------------------------------
                                                               (IN THOUSANDS)
Deferred tax liabilities:
   Foreign earnings                                        $3,289        $2,933
   Accelerated depreciation and amortization                2,081         1,670
   Pension plan                                               979           977
   Other                                                    3,530         2,217
- --------------------------------------------------------------------------------
Total deferred tax liabilities                              9,879         7,797
- --------------------------------------------------------------------------------
Deferred tax assets:
   Accrued expenses                                         6,918         5,188
   Inventory valuation                                      2,393         2,639
   Tax attribute carryovers                                 1,382         1,649
- --------------------------------------------------------------------------------
      Subtotal                                             10,693         9,476
   Valuation allowances                                    (1,651)       (2,178)
- --------------------------------------------------------------------------------
Total deferred tax assets                                   9,042         7,298
- --------------------------------------------------------------------------------
Net deferred taxes                                         $  837        $  499
- --------------------------------------------------------------------------------

   The components of the provision for deferred income taxes, using the deferred method, for the year ended December 31, 1992 are as follows (in thousands):


Inventory valuation                                                      $  432
Accelerated depreciation and amortization                                    95
Accrued expenses                                                            373
Repatriation of foreign earnings                                            (13)
Other-net                                                                   850
- --------------------------------------------------------------------------------
                                                                         $1,737
- --------------------------------------------------------------------------------

6. LINES OF CREDIT
   The Company has two domestic committed unsecured lines of credit for $15.0 million each and various domestic and foreign uncommitted credit lines. The lines provide for borrowings at interest rates of prime (8.5% at December 31, 1994) and/or various other prevailing rates. The Company also has a $4.0 million unsecured multicurrency and trade finance line of credit which provides for standby and commercial letters of credit. At December 31, 1994, $239,000 in borrowings and one standby letter of credit for $188,000 were outstanding under these lines of credit. Short-term borrowings are stated at their fair market value.
   In 1994, 1993 and 1992, the average amount of notes payable outstanding during the year was $602,000, $1,177,000 and $1,744,000, respectively, and the related average interest rate was 10.4%, 10.5% and 10.3%, respectively. The weighted average interest rate on notes payable outstanding at December 31, 1994 and 1993 was 6.8% and 7.7%, respectively.


7. LONG-TERM DEBT
   Long-term debt consists of the following obligations at December 31, 1994 and 1993:

- --------------------------------------------------------------------------------
                                                            1994         1993
- --------------------------------------------------------------------------------
                                                              (IN THOUSANDS)
To insurance company, due in
   annual installments of $7,938,000
   each beginning in 1993 through
   1996, plus interest at 10.75%,
   payable semi-annually                                  $15,876      $23,813
To insurance company, due in
   annual installments of $3,125,000
   in 1995 and 1996, plus interest at
   9%, payable semi-annually                                6,250        6,500
Other                                                         983        1,256
- --------------------------------------------------------------------------------
                                                           23,109       31,569
Less amount classified as current                           8,161        8,180
- --------------------------------------------------------------------------------
                                                          $14,948      $23,389
- --------------------------------------------------------------------------------

   The first two of the above obligations are unsecured. The $6,250,000 note due to the insurance company is convertible into shares of common stock at a rate of approximately $14.67 per share.
   The notes payable to the insurance company contain a prepayment penalty and require, among other things, that certain working capital and net worth balances and ratios be maintained. Future declarations of cash dividends will be subject to these loan requirements. At the present time, Wynn's does not believe that these requirements will have any impact on the declaration of future dividends.
   The Company's policy is to classify the convertible note as long-term since the Company has the ability under its committed lines of credit, and the intent, to maintain this obligation for longer than one year in the event the note is not converted.
   The Company estimates that at December 31, 1994 the fair market value of its long-term debt obligations is $26,479,000. The estimation of fair value is based upon prevailing interest rates for similar maturities, risk factors and conversion terms of the obligations.
   Maturities of long-term debt due after one year are: 1996-$14,398,000; 1997- $202,000; and 1998-$348,000.
   Interest expense for long-term debt amounted to $2,564,000 for 1994 ($3,524,000 for 1993 and $4,289,000 for 1992).

- --------
26

                           WYNN'S INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8. PROPERTY, PLANT AND EQUIPMENT
   Property, plant and equipment consists of the following at December 31, 1994 and 1993:

- --------------------------------------------------------------------------------
                                                            1994         1993
- --------------------------------------------------------------------------------
                                                             (IN THOUSANDS)
Land and land improvements                                $ 2,487      $ 2,442
Buildings                                                  24,440       21,822
Leasehold improvements                                        905          940
Equipment, furniture and fixtures                          74,032       65,199
- --------------------------------------------------------------------------------
                                                          101,864       90,403
Less accumulated depreciation
   and amortization                                       (53,672)     (49,491)
- --------------------------------------------------------------------------------
                                                          $48,192      $40,912
- --------------------------------------------------------------------------------


9. RETIREMENT PLANS
   Wynn's and its domestic subsidiaries have four qualified defined benefit retirement plans, which cover substantially all of their U.S. employees. One plan is a compulsory noncontributory defined benefit pension plan that covers the employees of the parent company and three domestic subsidiaries. Another plan is a contributory defined benefit plan that covers the salaried employees of one domestic subsidiary. Two other plans, which were collectively bargained with the unions, cover hourly employees of one domestic subsidiary. Substantially all domestic employees are eligible to participate in one of the plans. Benefits under these plans are based on employees' earnings and length of service with the Company. The funding policy for these plans is to make the annual contribution required by applicable regulations, which are intended to provide only for benefits attributed to service-to-date.
   Net periodic pension costs for the three years ended December 31, 1994 included the following components (in thousands):

- --------------------------------------------------------------------------------
                                             1994           1993           1992
- --------------------------------------------------------------------------------
Service cost-benefits earned
   during the period                        $  859         $  732         $ 625
Interest cost on projected
   benefit obligation                        1,286          1,200         1,080
Actual return on assets                       (262)        (1,489)       (1,563)
Net amortization and deferral               (1,659)          (442)         (359)
- --------------------------------------------------------------------------------
                                            $  224         $    1         $(217)
- --------------------------------------------------------------------------------

   The majority of the pension plans have plan assets that exceed accumulated benefit obligations. Plan assets include government bonds and securities, money market accounts, mutual funds, corporate bonds and corporate stocks. The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1994 and 1993 for its U.S. pension plans (in thousands):

- -------------------------------------------------------------------------------
                                                           1994           1993
- -------------------------------------------------------------------------------
Actuarial present value of
   benefit obligations:
     Vested benefit obligation                          $(12,812)      $(13,977)
     Accumulated benefit obligation                     $(13,333)      $(14,538)
- --------------------------------------------------------------------------------
Projected benefit obligation                            $(15,907)      $(17,557)
Plan assets at fair market value                          19,075         19,910
- --------------------------------------------------------------------------------
Plan assets in excess of projected
   benefit obligation                                      3,168          2,353
Unrecognized transition assets
   being amortized over various
   periods of time                                        (1,673)        (1,995)
Unrecognized prior service cost                            1,294          1,441
Unrecognized net (gain) loss                                (429)           638
- --------------------------------------------------------------------------------
Prepaid pension cost                                    $  2,360       $  2,437
- --------------------------------------------------------------------------------

   Assumptions used as of December 31, 1994, 1993 and 1992 were:

- --------------------------------------------------------------------------------
                                            1994            1993           1992
- --------------------------------------------------------------------------------
Discount or settlement rate                 8.5%            7.5%           8.5%
Rate of increase in
   compensation level                       5.5%            5.0%           5.5%
Expected long-term rate
   of return on assets                      9.0%            9.0%           9.0%
- -------------------------------------------------------------------------------

   Non-U.S. employees are generally enrolled in pension plans in their country of domicile. The effect of the Company's foreign plans is considered to be immaterial and has not been included in the above tables. Applicable expenses for these plans have been included in consolidated net income. The Company believes that these plans are adequately funded in accordance with local actuarial principles and laws.
   In July 1993, the Company established a defined contribution plan for all full-time U.S. based employees with at least 12 months of consecutive service. Eligible employees are entitled to contribute from 1% to 10% of their base pay into an investment trust, and the Company matches, at the rate of $.50 for each $1.00 contributed, up to 3% of the employee's base pay. In addition, eligible employees at December 31 each year receive an additional 1% of their base pay contributed by the Company into the plan. The Company's total contribution into this plan for 1994 and 1993 was $488,000 and $352,000, respectively.
   Prior to July 1993, the Company had a savings and investment plan for eligible domestic employees of the parent Company and three subsidiaries, who met certain eligibility requirements as defined in the plan. This plan was terminated in 1993 and all funds in this investment trust were either distributed to the employee or rolled over into the new defined contribution plan. Company contributions amounted to $40,000 in 1993 and $53,000 in 1992.
   The Company provides postretirement medical benefits for certain retired employees at the U.S. operations

                                                                        --------

                           WYNN'S INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. RETIREMENT PLANS (CONTINUED)
of Wynn's-Precision, Inc. In 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. At January 1, 1993, the accumulated postretirement benefit obligation (before tax benefit) was $3.2 million, which the Company elected to amortize over 20 years as part of the annual benefit cost. The net periodic postretirement benefit costs were $281,000 in 1994 ($426,000 in 1993). In 1992, the Company accounted for such costs on a pay-as-you-go method, and the cost was $120,000. The Company does not prefund this benefit program. The following table sets forth the program's status and amounts recognized in the Company's consolidated balance sheets at December 31, 1994 and 1993 (in thousands):

- --------------------------------------------------------------------------------
                                                            1994           1993
- --------------------------------------------------------------------------------
Unfunded accumulated post-
   retirement benefit obligation                         $(1,663)       $(2,513)
Unrecognized net gain (resulting
   from reduction in estimated
   health care cost trend rates)                          (1,661)          (811)
Unrecognized net transition obligation                     2,879          3,039
- --------------------------------------------------------------------------------
Accrued postretirement benefit cost                      $  (445)       $  (285)
- -------------------------------------------------------------------------------


10. COMMITMENTS
    Wynn's rents certain facilities and equipment under various noncancellable operating leases. Rental commitments under these leases, exclusive of property taxes and insurance, are as follows:

- --------------------------------------------------------------------------------
                            YEAR                         (IN THOUSANDS)
- --------------------------------------------------------------------------------
                            1995                             $2,074
                            1996                              1,249
                            1997                                863
                            1998                                316
                            1999                                226
                            2000 and after                      300
- --------------------------------------------------------------------------------
                            Total                            $5,028
- --------------------------------------------------------------------------------

   Rental expenses for all operating leases were $3,451,000 in 1994 ($3,977,000 in 1993 and $4,245,000 in 1992).


11. CONTINGENCIES
    Various claims and actions, considered normal to the Company's business, have been asserted and are pending against the Company and its subsidiaries. The Company believes that such claims and actions should not have any material adverse effect upon the results of operations or the financial position of the Company based upon information presently known to the Company.
   The Company is also involved in certain proceedings and potential proceedings relating to environmental matters. At December 31, 1994, the Company had consolidated accrued reserves of approximately $3.4 million relating to environmental matters. Because of the uncertainties associated with environmental assessment and remediation activities, it is difficult to determine the ultimate liability of the Company related to these environmental matters. However, based upon information presently known to the Company, the Company believes that any liability that may result from these matters that is in excess of the accrued reserves should not materially affect the Company's financial position.


12. STOCK PLANS
   The Company has two stock-based plans pursuant to which current grants of options to purchase Common Stock of Wynn's may be made. The Stock-Based Incentive Award Plan ("1989 Plan") authorizes the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock and performance shares to officers and key employees of the Company. The Non-Employee Directors' Stock Option Plan ("1994 Plan") provides for the grant of nonqualified stock options to non-employee directors of the Company. In addition, the 1982 Incentive Stock Option Plan ("1982 Plan"), which expired in April 1992, authorized the grant of incentive stock options. Under the 1982 Plan, the aggregate number of options granted could not exceed 300,000 shares. Under the 1989 and 1994 Plans, the aggregate number of stock related awards may not exceed 537,500 shares. All options granted under the three plans have been made at prices not less than 100 percent of the fair market value of the stock at the date of grant. Options granted under the three plans are exercisable at various dates over a ten-year period. However, under the three plans, no options may be exercised until at least one year after the date of grant. During 1993 and 1992, 60,000 and 4,500 shares, respectively, of restricted stock were awarded under the 1989 Plan. The 1993 restricted stock award vests in equal installments at each anniversary date over a three-year period; the 1992 awards vested at the one year anniversary. Recipients of restricted stock grants are entitled to cash dividends and voting rights on their respective shares. Restrictions limit the sale or transfer of shares during the vesting period. Unearned compensation of $1,222,000 was recorded at the date of the award in 1993 based on the market value of shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over the three-year vesting period. During 1994 $407,000 was recorded as expense ($34,000 in 1993). During 1994, 18,900 performance shares were granted under the 1989 Plan in connection with stock options granted to officers and other key employees. At December 31, 1994, 17,900 performance shares were outstanding. No stock apprecia-

- --------
28

                           WYNN'S INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

tion rights were outstanding at December 31, 1994. The following tabulation summarizes certain information related to options for common stock:

- --------------------------------------------------------------------------------
                                             1994           1993         1992
- --------------------------------------------------------------------------------
Outstanding options
   at beginning of year                    396,550        345,000      360,750
Granted                                    108,500         68,250       13,500
Surrendered, forfeited
   or expired                              (22,175)        (3,300)     (18,525)
Exercised                                  (24,325)       (13,400)     (10,725)
- --------------------------------------------------------------------------------
Outstanding options
   at end of year                          458,550        396,550      345,000
- --------------------------------------------------------------------------------
Average price of options
   exercised during
   the year                                $14.31         $15.76       $13.74
At the end of the year:
   Prices of outstanding
     options                               $11.17         $11.17       $11.17
                                             to             to           to
                                           $21.25         $20.67       $18.17
   Average per share                       $15.94         $14.67       $13.57
   Exercisable options                     333,450        310,075      295,950
   Options available for
     future grants                         122,850        181,575      156,525


13. EARNINGS PER SHARE
    Primary earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. In 1994 and 1993, primary earnings per share assumes the exercise of stock options. In 1992 primary earnings per share did not assume the exercise of stock options as the effect from exercise was immaterial. Fully diluted earnings per share is calculated by dividing net income adjusted for the interest on the convertible debt by the weighted average number of fully diluted shares outstanding during the year, and assumes the conversion of the convertible debt and the exercise of stock options (see Note 2 for a discussion of the stock split effected in 1993).

- --------------------------------------------------------------------------------
                                           1994           1993          1992
- --------------------------------------------------------------------------------
                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income                               $11,821         $8,981        $7,253
Net interest expense from
   convertible notes                         367            406           425
- --------------------------------------------------------------------------------
Net earnings for
   purposes of full dilution             $12,188         $9,387        $7,678
- --------------------------------------------------------------------------------
Net earnings per common share:
     Primary                               $2.08          $1.62         $1.34
     Assuming full dilution                $1.99          $1.56         $1.29
Weighted average shares
   outstanding:
     Primary                               5,694          5,547         5,396
     Assuming full dilution                6,129          6,032         5,975
- --------------------------------------------------------------------------------


14. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION
    Wynn's operations are principally in three industry segments: Automotive Components, Specialty Chemicals and Builders Hardware. Operations in the Automotive Components industry involve the manufacturing and marketing of O-rings and other static and dynamic seals principally for the automotive industry; and the manufacturing and marketing of automotive air conditioners and related replacement parts, sold for original equipment and aftermarket installation by manufacturers, distributors and dealers, on international, national and local levels. Operations in the Specialty Chemicals industry involve the development, production and marketing of a wide variety of car care products, automotive chemicals for the consumer, specialty chemicals and equipment for professional automotive service centers and product warranty programs for automotive dealerships, as well as industrial coolants, specialty fluids and cutting fluids used in metal-working. Product sales in the Specialty Chemicals Division are made primarily through domestic and foreign distributors. Operations in the Builders Hardware industry involve the distribution of builders hardware products, locksmith supplies and security locks from manufacturers to retail outlets in southern California, Arizona and Nevada.
   Industry segment net sales include sales to unaffiliated customers. There were no material industry intersegment sales in 1994, 1993 or 1992. In 1991 and 1990, intersegment sales represent sales of refrigerant recovery units from the Automotive Components Division to the Specialty Chemicals Division. Intercompany sales are recorded at prices mutually agreed upon by the respective affiliates and approximate fair market value.
   Operating profit (loss) from segments represents net sales less operating expenses before income taxes. Corporate expenses include normal corporate items and expenses for environmental matters.
   Identifiable assets are those assets of Wynn's that are used in the operations of each industry segment. Corporate assets are principally cash and cash equivalents, prepaid expenses and other receivables. Intercompany loans and advances and the related accrued interest thereon are excluded from identifiable assets.
   Sales to the largest customer of the Automotive Components segment were 10.3 percent of consolidated net sales during 1994 (12.3 percent in 1993 and 16.7 percent in 1992).


                                                                        --------
                                                                              29

                           WYNN'S INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




14. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

SUMMARY BY INDUSTRY SEGMENTS                                                    YEAR ENDED DECEMBER 31
- ------------------------------------------------------------------------------------------------------------------------------------
                                                            1994           1993           1992           1991           1990
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                     (IN THOUSANDS)
Net sales
Automotive Components                                    $176,346       $181,478       $185,947       $172,836       $180,444
Specialty Chemicals                                       110,867         98,318         99,622         94,639         99,075
Builders Hardware                                           5,438          5,161          6,219          8,403          7,551
Intersegment sales                                           -              -              -            (1,915)        (1,947)
- ------------------------------------------------------------------------------------------------------------------------------------
  Total net sales                                        $292,651       $284,957       $291,788       $273,963       $285,123
- ------------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)
Automotive Components                                    $ 18,566       $ 16,643       $ 15,265       $(12,813)(a)   $ 10,570
Specialty Chemicals                                         9,564          7,046          6,636          6,964         10,330
Builders Hardware                                             392            193            422            507            650
- ------------------------------------------------------------------------------------------------------------------------------------
Total operating profit (loss) of segments                  28,522         23,882         22,323         (5,342)        21,550
Corporate expenses                                         (6,475)        (4,575)        (4,155)        (3,591)        (3,174)
Corporate interest income                                     320            366            239            194            409
Interest expense                                           (2,988)        (3,862)        (5,073)        (5,179)        (5,819)
- ------------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before taxes
    based on income                                      $ 19,379       $ 15,811       $ 13,334       $(13,918)      $ 12,966
- ------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets
Automotive Components                                    $104,681       $ 95,069       $100,901       $106,135       $124,577
Specialty Chemicals                                        53,837         49,371         53,886         50,477         52,678
Builders Hardware                                           2,850          2,570          3,340          4,119          4,824
- ------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets of segments                           161,368        147,010        158,127        160,731        182,079
Corporate assets                                           15,104         20,789         12,589          4,891          5,686
- ------------------------------------------------------------------------------------------------------------------------------------
  Total assets                                           $176,472       $167,799       $170,716       $165,622       $187,765
- ------------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization
Automotive Components                                    $  5,064       $  4,930       $  4,380       $  5,896       $  6,881
Specialty Chemicals                                         1,679          1,656          1,688          1,522          1,501
Builders Hardware                                              37             40             30             58             42
Corporate                                                      31             36             42             45             42
- ------------------------------------------------------------------------------------------------------------------------------------
  Total depreciation and amortization                    $  6,811       $  6,662       $  6,140       $  7,521       $  8,466
- ------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures
Automotive Components                                    $ 11,990       $  9,070       $  4,829       $  3,163       $  4,942
Specialty Chemicals                                         1,759            921          1,678            978          3,248
Builders Hardware                                            -              -              -              -                17
Corporate                                                      37             17             25             15             56
- ------------------------------------------------------------------------------------------------------------------------------------
  Total capital expenditures                             $ 13,786       $ 10,008       $  6,532       $  4,156       $  8,263
- ------------------------------------------------------------------------------------------------------------------------------------

(a) Includes $20.7 million restructuring charge in 1991.


- ---------
30

                           WYNN'S INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




14. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

SUMMARY BY GEOGRAPHICAL AREAS                                                   YEAR ENDED DECEMBER 31
- ------------------------------------------------------------------------------------------------------------------------------------
                                                            1994           1993           1992           1991           1990
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                     (IN THOUSANDS)
Net sales
United States:
  Sales to unafilliated customers                        $206,706       $192,046       $197,922       $192,580       $206,162
  Intercompany sales between
   geographical areas                                       5,236         12,181         10,629          6,907          3,331
Europe:
  Sales to unaffiliated customers                          52,510         61,276         63,495         51,915         46,844
  Intercompany sales between
   geographical areas                                         594            376            330            199             70
Other foreign:
  Sales to unaffiliated customers                          33,435         31,635         30,371         29,468         32,117
  Intercompany sales between
   geographical areas                                       1,239            832            465            265            300
Eliminate intercompany sales                               (7,069)       (13,389)       (11,424)        (7,371)        (3,701)
- ------------------------------------------------------------------------------------------------------------------------------------
  Total net sales                                        $292,651       $284,957       $291,788       $273,963       $285,123
- ------------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)
United States                                            $ 20,203       $ 14,908       $ 13,982       $(14,255)(a)   $ 10,424
Europe                                                      3,856          5,082          5,945          6,377          7,617
Other foreign                                               4,511          3,799          2,516          2,564          3,509
Eliminate change during year in
  intercompany profit in inventories                          (48)            93           (120)           (28)             -
- ------------------------------------------------------------------------------------------------------------------------------------
Total operating profit (loss) of segments                  28,522         23,882         22,323         (5,342)        21,550
Corporate expenses                                         (6,475)        (4,575)        (4,155)        (3,591)        (3,174)
Corporate interest income                                     320            366            239            194            409
Interest expense                                           (2,988)        (3,862)        (5,073)        (5,179)        (5,819)
- ------------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before taxes
    based on income                                      $ 19,379       $ 15,811       $ 13,334       $(13,918)      $ 12,966
- ------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets
United States                                            $118,237       $107,283       $114,306       $121,441       $144,982
Europe                                                     30,951         31,290         35,115         29,365         25,752
Other foreign                                              15,214         13,576         13,883         13,391         14,272
Eliminate intercompany profit in inventory
  and intercompany trade accounts receivable               (3,034)        (5,139)        (5,177)        (3,466)        (2,927)
- ------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets of segments                           161,368        147,010        158,127        160,731        182,079
Corporate assets                                           15,104         20,789         12,589          4,891          5,686
- ------------------------------------------------------------------------------------------------------------------------------------
  Total assets                                           $176,472       $167,799       $170,716       $165,622       $187,765
- ------------------------------------------------------------------------------------------------------------------------------------

(a) Includes $20.7 million restructuring charge in 1991.





                                                                       ---------
                                                                              31

                           WYNN'S INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




15.  QUARTERLY INFORMATION (UNAUDITED)
     Quarterly information is as follows (in thousands, except per share amounts):

- ------------------------------------------------------------------------------------------------------------------------------------
                                                            FIRST          SECOND         THIRD          FOURTH         TOTAL
                                                           QUARTER        QUARTER        QUARTER        QUARTER         YEAR
- ------------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                  $76,783        $76,865        $72,216        $66,787       $292,651
Gross profit                                                25,739         26,117         25,285         24,928        102,069
Net income                                                   2,701          3,358          3,043          2,719         11,821
Earnings per share:
  Primary                                                     $.48           $.59           $.53           $.48          $2.08
  Fully diluted                                               $.46           $.56           $.51           $.46          $1.99
- ------------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1993
- ------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                  $70,508        $71,320        $73,193        $69,936       $284,957
Gross profit                                                23,599         24,161         23,712         23,459         94,931
Net income                                                   1,867          2,409          2,479          2,226          8,981
Earnings per share:
  Primary                                                     $.34           $.44           $.45           $.40          $1.62
  Fully diluted                                               $.33           $.42           $.43           $.38          $1.56
- ------------------------------------------------------------------------------------------------------------------------------------

The above tables reflect retroactively the 3 for 2 stock split effected in 1993 (see Note 2).

The total of the quarterly per share primary earnings in 1993 does not equal the total earnings per share for the year because the calculations are based on the weighted average number of shares outstanding during the period.



                               CASH DIVIDENDS AND
                     COMMON STOCK PRICE PER SHARE: 1993-1994

The cash dividends and the high and low sales prices of the Company's Common Stock for the past two years are shown in the following table and reflect the 3 for 2 stock split effected in 1993:

                                1993                                                       1994
     -------------------------------------------------------------------------------------------------------------------------
        1ST QUARTER   2ND QUARTER   3RD QUARTER    4TH QUARTER   1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER
     -------------------------------------------------------------------------------------------------------------------------
                                                         DIVIDENDS PER SHARE
     -------------------------------------------------------------------------------------------------------------------------
           $.10          $.10          $.11           $.11          $.11           $.11           $.11           $.11
     -------------------------------------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------------------------------------
                                                             SALES PRICE
     -------------------------------------------------------------------------------------------------------------------------
                                          [A BAR GRAPH DEPICTS THE FOLLOWING SALES PRICES]
HIGH      21 7/8        23 3/4        22 1/4         22 1/2        22 3/8         22 3/4         22 7/8         24
LOW       17 3/8        16 5/8        18 1/4         17 3/4        18 1/4         18 1/2         20 1/8         20 1/2


- --------
32

NUMBER OF STOCKHOLDERS
There were 412 stockholders of record at March 2, 1995.

STOCK EXCHANGE LISTING
New York Stock Exchange
Ticker Symbol: WN



                                                                          ------
                                                                            33