Form 10-K405, Exhibit 13
period 1995-12-31
WYNNS INTERNATIONAL INC
filed 1996-03-28
CIK 108721

                                                                     EXHIBIT 13



     This exhibit consists of the following portions of the 1995 Annual
Report to Stockholders of Wynn's International, Inc.: the Report of
Independent Auditors on page 20, the consolidated financial statements of Registrant on pages 20 through 32, the Selected Financial Data section on page 15, the Management's Discussion and Analysis of Financial Condition and Results of Operations section on pages 16 through 19, and the information appearing under "Cash Dividends and Common Stock Price Per Share: 1994-1995" on page 32 and "Number of Stockholders" and "Stock Exchange Listing" on page 33.

WYNN'S INTERNATIONAL, INC.
SELECTED FINANCIAL DATA


                                                                             FIVE YEARS ENDED DECEMBER 31, 1995
                                                    --------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)         1995            1994            1993            1992            1991
------------------------------------------------------------------------------------------------------------------------------
Net sales                                            $303,787        $292,651        $284,957        $291,788        $273,963
------------------------------------------------------------------------------------------------------------------------------

Income (loss) before taxes based on income             24,551          19,379          15,811          13,334         (13,918)(a)
Provision (benefit) for taxes based on income           9,108           7,558           6,830           6,081          (2,718)
------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                    $ 15,443        $ 11,821          $8,981          $7,253        $(11,200)
------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share of common stock (b)           $1.68           $1.38           $1.08            $.90          $(1.37)
------------------------------------------------------------------------------------------------------------------------------

Weighted average common shares outstanding          9,187,038       8,541,273       8,321,046       8,093,621       8,157,627
------------------------------------------------------------------------------------------------------------------------------

Cash dividends per common share                      $.34 2/3        $.29 1/3            $.28        $.26 2/3        $.26 2/3
------------------------------------------------------------------------------------------------------------------------------

Selected balance sheet items:
   Current assets                                    $126,702        $120,000        $117,624        $124,897        $118,014
   Current liabilities                                 58,538          59,167          56,293          54,378          44,732
   Working capital                                     68,164          60,833          61,331          70,519          73,282
   Current ratio                                    2.16 to 1       2.03 to 1       2.09 to 1       2.30 to 1       2.64 to 1
   Total assets                                      $181,765        $176,472        $167,799        $170,716        $165,622
   Long-term debt due after one year                       75          14,948          23,389          32,518          40,696
   Stockholders' equity                               116,233          95,440          84,442          78,853          75,611
   Book value per common share                         $12.85          $11.42          $10.18           $9.73           $9.35
------------------------------------------------------------------------------------------------------------------------------
Number of employees                                     2,023           2,052           1,978           1,945           1,924
------------------------------------------------------------------------------------------------------------------------------


NOTES:
(a) 1991 loss includes $20.7 million restructuring charge ($14.9 million after tax or $1.83 per share).
(b) See Note 12 of Notes to Consolidated Financial Statements for certain per share information. All per share amounts have been adjusted to reflect the 3 for 2 stock splits effected in 1995 and 1993.

The above Selected Financial Data for the five years ended December 31, 1995 is not reported upon herein by independent auditors. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

WYNN'S INTERNATIONAL, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
1995 compared to 1994--Net sales in 1995 were $303.8 million compared to $292.7 million in 1994, an increase of 4 percent. Sales increased 19 percent at the Specialty Chemicals Division, but sales decreased 6 percent for the Automotive Components Division, which is comprised of Wynn's-Precision, Inc. ("Precision"), a Lebanon, Tennessee-based supplier of O-rings, seals and molded rubber products, and Wynn's Climate Systems, Inc. ("WCS"), a Fort Worth, Texas-based supplier of automotive air conditioning products.
    Precision recorded a 5 percent increase in sales in 1995. Precision's growth was primarily due to the relatively high U.S. automotive and off-road construction vehicle rates, the introduction of new products and the continued higher level of industrial activity in the U.S. Higher revenues were derived from sales of O-rings and composite gaskets. Precision continued to receive requests in 1995 for price freezes or price reductions from customers in a broad array of markets. Precision expects this trend to continue in 1996. Higher revenues at Precision generally resulted from an increase in the number of units sold as opposed to price increases.
    WCS experienced a 29 percent decrease in revenues in 1995 compared to 1994 due to decreased sales in its original equipment manufacturers ("OEM") division. Sales to Mazda in 1995 decreased $14.1 million compared to 1994 due to the previously announced completion of a kit assembly contract in July 1994. Sales to Chrysler and General Motors also declined in 1995 compared to 1994, but sales increased to WCS' European OEM customers. Sales to aftermarket distributors decreased 16 percent in 1995 compared to 1994, while sales through the company-owned installation centers remained approximately the same in 1995 compared to 1994. In January 1995, WCS sold substantially all of the assets comprising the operations of its refrigerant recovery and recycling machine product line, including all related inventory. Included in 1995 revenues are $2.1 million attributable to the sale of the inventory of these discontinued products.
    Sales at the Specialty Chemicals Division, principally car care products, increased 19 percent on a worldwide basis compared to 1994. Excluding the impact of foreign exchange rate fluctuations, total revenues in 1995 would have increased 15 percent compared to 1994. The sales increase was due principally to increased sales in the U.S., France and Belgium. In the U.S., revenues in 1995 increased 34 percent compared to 1994, mainly due to strong sales of the division's product warranty programs, higher sales to the U.S. professional market and growth in export sales from the U.S. to Latin American and Asian distributors. The Wynn's product warranty division experienced strong revenue growth in 1995 principally because of the development of new marketing alliances and the general growth in sales of used cars in the U.S. during the year. Foreign subsidiary sales increased 11 percent in 1995 over 1994. Foreign subsidiary sales would have increased 4 percent in 1995 if foreign exchange rates had remained unchanged from 1994 rates. Sales increased in France, Belgium, Canada and South Africa, but decreased in Australia, Germany, Mexico and the United Kingdom.
    Sales of the relatively small Builders Hardware Division, comprised of Robert Skeels & Company ("Skeels"), a regional builders hardware products wholesale distributor, increased 3 percent in 1995 compared to 1994, principally due to continued efforts to implement new sales and marketing programs.
    On a consolidated basis, total cost of sales in 1995 was 64.0 percent of sales compared to 65.1 percent in 1994. The increase in the consolidated gross margin was due primarily to the growth in sales at the Specialty Chemicals Division and Precision, which have relatively higher margins than WCS. Precision's gross margin increased in 1995 due to the higher sales volumes compared to the prior year. The Specialty Chemicals Division's gross profit increased in absolute dollars due to higher sales, but the gross margin percentage declined compared to 1994 due to a change in the product mix within the Division. WCS' gross margin decreased in 1995 due to lower sales.
    Selling, general and administrative ("SG&A") expenses increased to $84.2 million in 1995, or 27.7 percent of sales, from $80.3 million in 1994, or 27.4 percent of sales. The increase in SG&A expenses was principally attributable to the higher sales at the Specialty Chemicals Division and Precision, and higher corporate expenses, partially offset by lower operating expenses at WCS. While total expenses at the Specialty Chemicals Division increased due to this Division's growth in revenues, operating expenses declined as a percentage of sales due to improved cost controls and the change in revenue mix. Precision's operating expenses in absolute dollars also increased over 1994 levels due to the higher revenues, but remained approximately the same as a percentage of Precision's revenues. Operating expenses declined significantly at WCS due to the lower revenues. Operating expenses declined slightly at Skeels. During 1995, corporate expenses increased over 1994 levels primarily because of increased expenses for incentive compensation and environmental matters. The Company closely monitors legal and factual developments in the environmental area to evaluate the adequacy of present reserves.
    Interest expense in 1995 was $1.6 million, which was less than the $3.0 million of interest expense in 1994. The decrease is primarily due to the reduction of outstanding indebtedness. In March 1995, the Company paid

WYNN'S INTERNATIONAL, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

a $7.9 million installment on its 10.75 percent senior notes. Also in March 1995, the holder of the Company's 9 percent convertible notes converted the remaining $6,250,000 principal amount of such notes into 639,203 shares of the Company's Common Stock.
    Income before taxes was $24.6 million in 1995 compared to $19.4 million in 1994. In the Automotive Components Division, operating profits of Precision increased 11 percent in 1995 due to higher revenue levels. Precision's profitability is sensitive to changes in volume. Due to lower revenues, WCS recorded an operating loss in 1995 approximately $800,000 greater than its 1994 operating loss. Operating profits of the Specialty Chemicals Division increased 30 percent in 1995 due to increased revenues. Excluding the impact of foreign exchange rate changes, operating profit would have increased 22 percent in 1995. Operating profits of the Builders Hardware Division decreased in 1995.
    The effective tax rate in 1995 was 37.1 percent compared to the effective tax rate of 39.0 percent in 1994. The lower effective tax rate in 1995 was principally due to a reduction in the provision for unremitted foreign earnings.
    Net income in 1995 was $15.4 million compared to $11.8 million in 1994. The improvement in 1995 compared to 1994 was primarily attributable to the higher operating profit at Precision and the Specialty Chemicals Division, the decrease in interest expense and the lower effective tax rate.
    Primary earnings per share in 1995 was $1.68 compared to $1.38 in 1994. Fully diluted earnings per share in 1995 was $1.65 compared to $1.33 in 1994. (See Note 2 of Notes to Consolidated Financial Statements for a discussion of the 3 for 2 stock split in 1995.) The increase in per share results in 1995 was due to the increase in net income, partially offset by an increase in shares outstanding. The number of shares outstanding increased primarily as a result of the conversion in March 1995 of $6,250,000 principal amount of the Company's 9 percent convertible notes into 639,203 shares of Common Stock, the exercise of stock options to purchase 47,850 shares of Common Stock and an increase in the number of outstanding stock options required to be included in the outstanding shares calculation.

FINANCIAL CONDITION
    Working capital at December 31, 1995 was $68.2 million compared to $60.8 million at the end of 1994. The current ratio was 2.16 to 1 at December 31, 1995 compared to 2.03 to 1 at the prior year end. The increase in current assets was attributable to an increase in cash and cash equivalents and accounts receivable, partially offset by a decrease in inventory. The decrease in current liabilities was attributable to a decrease in long-term debt due within one year, partially offset by an increase in accrued liabilities. Cash and cash equivalents increased $6.7 million to $23.1 million at December 31, 1995 from $16.4 million at December 31, 1994, primarily due to an increase in cash provided by operating activities, partially offset by a reduction in the Company's outstanding debt during 1995. Consolidated inventories decreased $4.9 million primarily due to a decrease of $5.6 million at WCS. The decline in inventory at WCS was a result of the lower revenue levels, the previously mentioned sale of the refrigerant recovery and recycling machine product line, and the introduction of new manufacturing technologies and material handling techniques. Inventories increased slightly during 1995 at Precision and the Specialty Chemicals Division.
    Accounts receivable increased $3.1 million to $50.6 million at December 31, 1995 from $47.5 million at the prior year end. This increase was primarily the result of the higher revenues at the Specialty Chemicals Division.
    Total current liabilities decreased $.6 million to $58.5 million at December 31, 1995 from $59.2 million at December 31, 1994. The decrease was primarily due to the reduction in long-term debt due within one year, partially offset by increased accruals for product warranty programs, salaries and other compensation and the amount payable for taxes based on income.
    Property, plant and equipment increased $.4 million to $48.5 million in 1995, consisting of $7.5 million in additions (principally at Precision and the Specialty Chemicals Division) offset by the annual depreciation charge of $7.3 million, as well as retirements and foreign exchange adjustments.
    At December 31, 1995, the Company had two separate $15.0 million unsecured domestic committed bank lines of credit, which permit borrowings through June 1997, and one uncommitted line of credit. At December 31, 1995, the Company had no outstanding borrowings under any of these lines of credit. The Company also has a committed $4.0 million unsecured multicurrency and trade finance line of credit and various other foreign uncommitted credit lines. At December 31, 1995, no borrowings were outstanding under any of these lines.
    The Company believes that additional lines of credit could be obtained if necessary. Under present circumstances, neither additional lines of credit nor additional long-term financing is required to supplement working capital requirements.
    Effective March 1, 1995, the holder of the Company's 9 percent Subordinated Convertible Notes due March 6, 1996 elected to convert the entire remaining $6,250,000 principal balance of the Notes into 639,203 shares of the Company's Common Stock.
    Stockholders' equity at the end of 1995 was $116.2

WYNN'S INTERNATIONAL, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

million compared to $95.4 million at the end of 1994. The increase resulted from net income of $15.4 million, the conversion of $6.3 million of convertible notes, an equity adjustment of $1.1 million from foreign currency translation, the amortization of $.4 million of unearned compensation, $.6 million from the exercise of stock options and $.1 million of tax benefits related to stock option exercises and stock awards, reduced by dividends of $3.1 million. Under the Company's Stock-Based Incentive Award Plan, 90,000 shares of restricted stock were issued in December 1993 to the Company's Chief Executive Officer. The market value of the restricted stock at the time of grant was recorded as unearned compensation in a separate component of stockholders' equity and is being amortized to expense ratably over the three-year vesting period. Amortization in the amount of $408,000 was recognized in 1995.
    In 1994, the stockholders approved an Employee Stock Purchase Plan, which allows eligible employees to purchase shares of the Company's Common Stock at a price equal to 85 percent of the market price at the beginning or end of the plan year, whichever is lower. A maximum of 600,000 shares are available for issuance over the term of the plan. For the plan's initial year, which ended December 31, 1995, 21,708 shares were issued in January 1996.
    The Company expects total capital expenditures in 1996 to be approximately $11 million, funded from current operations. As previously announced, the Company is continuing to explore possible niche acquisitions.

IMPACT OF CHANGING PRICES ON SALES AND INCOME
    The company attempts to minimize the impact of inflation on production and operating costs through cost control programs and productivity improvements. Over the past three years the inflation rate has been relatively low. Nonetheless, the Company has continued to face increases in the cost of labor and some materials, despite requests for price reductions from many customers. Due to intense competition, the Company in 1995 generally was not able to raise prices to its customers to pass along the cost increases experienced.

FORWARD LOOKING STATEMENTS
    Certain statements contained in the above "Management's Discussion and Analysis" are forward looking statements under Section 21E of the Securities Exchange Act of 1934. The Company cautions that such statements are further qualified by important factors that could cause actual results to differ materially from the forward looking statements, including, but not limited to, sales of new and used cars in the U.S., automotive and off-road construction vehicle production rates in North America (including installation rates of air conditioning systems in new vehicles), currency exchange rates relative to the U.S. dollar, the impact of competitive products and pricing, the ultimate resolution of environmental contingencies, and general economic conditions especially in North America and Western Europe. Results actually achieved thus may differ materially from projected results.

RESULTS OF OPERATIONS
1994 compared to 1993--Net sales in 1994 were $292.7 million compared to $285.0 million in 1993, an increase of 3 percent. Sales were up 13 percent for the Specialty Chemicals Division, but sales were down 3 percent for the Automotive Components Division, which is comprised of Precision and WCS. The Automotive Components Division was formerly referred to as the Automotive Parts and Accessories Division.
    Precision recorded a 21 percent increase in sales in 1994, attributable to growth in all of its major operations. Precision's growth was primarily due to the higher level of economic activity in the U.S. during 1994, including U.S. automotive production rates. Higher revenues were derived from sales of O-rings, composite gaskets and engineered thermoplastics. Precision continued to receive requests in 1994 for price freezes or price reductions from customers in a broad array of markets. Precision expected this trend to continue in 1995. Higher revenues at Precision generally resulted from an increase in the number of units sold as opposed to price increases.
    WCS experienced a 30 percent decrease in revenues in 1994 compared to 1993 due to decreased sales in its OEM division. The OEM revenue decrease was principally due to the previously announced conclusion of a substantial part of WCS' Mazda kit assembly business and a reduction in sales to the Rover Group resulting from the previously announced expiration of a supply agreement. Revenues in WCS' aftermarket division, including revenues from company-owned service centers, increased 25 percent in 1994 compared to 1993. In response to the phase-out of its lower margin assembly operations, WCS is continuing to reposition itself to focus on producing and marketing components with a higher value-added content. WCS expected its total revenues in 1995 to be approximately the same as in 1994. In January 1995, WCS sold substantially all of the assets comprising the operations of its refrigerant recovery and recycling machine product line, including all related inventory. The sale was made on an installment-payment basis to an unrelated third party.
    Sales at the Specialty Chemicals Division, principally car care products, increased 13 percent on a worldwide

WYNN'S INTERNATIONAL, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

basis compared to 1993. (This Division was formerly referred to as the Petrochemical Specialties Division.) Excluding the impact of foreign exchange rate fluctuations, total revenues in 1994 would have increased 12 percent compared to 1993. The sales increase was due principally to increased sales in the U.S. and France. In the U.S., domestic revenues in 1994 increased 28 percent compared to 1993 led by strong sales of the division's product warranty program and growth in export sales from the U.S. to Latin American and Asian distributors. Foreign subsidiary sales increased 6 percent in 1994 over 1993. (The increase would have been 5 percent in 1994 if foreign exchange rates had remained constant with 1993 rates.) Sales increased in France, Canada, South Africa and Mexico, but decreased in Germany and the United Kingdom.
    Sales of the relatively small Builders Hardware Division increased 5 percent from 1993, principally due to revitalized sales and marketing programs and a general improvement in the southern California economy.
    On a consolidated basis, total cost of sales in 1994 was 65.1 percent of sales compared to 66.7 percent in 1993. The resulting increase in gross margin was due primarily to higher sales and production volumes at Precision. The Specialty Chemicals Division's gross margin declined in 1994 compared to 1993 because of a change in product mix. WCS' gross margin decreased in 1994 due to the lower sales. The gross margin at Skeels increased slightly in 1994 compared to 1993.
    Selling, general and administrative expenses increased to $80.3 million in 1994, or 27.4 percent of sales, from $76.0 million in 1993, or 26.7 percent of sales. The increase in amount was principally attributable to higher sales at the Specialty Chemicals Division and Precision, and higher corporate expenses. The increase in operating expenses at the Specialty Chemicals Division reflects this Division's growth in revenues. However, as a percentage of sales, its operating expenses dropped significantly due to the change in revenue mix and cost controls. Precision's operating expenses in absolute dollars increased over 1993 levels due to the higher revenues, but decreased as a percentage of Precision's revenues. Operating expenses declined slightly at Skeels. During 1994, corporate expenses increased over 1993 levels primarily because of increased expenses for incentive compensation, the adoption of a new accounting standard for postemployment benefits, corporate severance costs and general environmental matters. The Company closely monitors legal and factual developments in the environmental area to evaluate the adequacy of present reserves.
    Interest expense in 1994 was $3.0 million, which was less than the $3.9 million of interest expense in 1993. The decrease is primarily due to the reduction of outstanding indebtedness. In March 1994, the Company paid a $7.9 million installment on its 10.75 percent senior notes. During 1994, the holder of the Company's 9 percent convertible notes converted $250,000 principal amount of such notes into 25,568 shares of the Company's Common Stock.
    Income before taxes was $19.4 million in 1994 compared to $15.8 million in 1993. In the Automotive Components Division, operating profits of Precision increased substantially in 1994 due to higher revenue levels. Precision's profitability is sensitive to changes in volume. WCS recorded an operating loss in 1994, compared to an operating profit in 1993, due to WCS' lower revenues. Operating profits of the Specialty Chemicals Division increased 36 percent in 1994 due to increased revenues. (Operating profit would have increased 35 percent in 1994 if exchange rates had remained constant with 1993 rates.) Operating profits of the Builders Hardware Division also increased in 1994 because of the Division's higher sales revenues and lower operating costs.
    The effective tax rate in 1994 was 39.0 percent compared to the effective tax rate of 43.2 percent in 1993. The decline in 1994 was due to the higher level of profitability in the U.S. which has a lower corporate income tax rate than many of the international jurisdictions in which the Company operates. In 1994, the Company adopted Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits. Such adoption had no material effect on the financial results or position of the Company.
    Net income in 1994 was $11.8 million compared to $9.0 million in 1993. The improvement in 1994 compared to 1993 was primarily attributable to the higher operating profit at Precision and the Specialty Chemicals Division, the decrease in interest expense and the lower effective tax rate.
    Primary earnings per share in 1994 was $1.38 compared to $1.08 in 1993. Fully diluted earnings per share in 1994 was $1.33 compared to $1.04 in 1993. The increase in per share results in 1994 was due to the increase in net income, partially offset by an increase in shares outstanding. The number of shares outstanding increased primarily as a result of the conversion in 1994 of $250,000 principal amount of the Company's 9 percent convertible notes into 25,568 shares of Common Stock, the exercise of stock options to purchase 36,487 shares of Common Stock and an increase in the outstanding stock options assumed exercised.

WYNN'S INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME


                                                      YEAR ENDED DECEMBER 31
                                                   ----------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)     1995      1994      1993
--------------------------------------------------------------------------------
Revenues:
  Net sales                                        $303,787  $292,651  $284,957
  Interest income                                       996       626       719
--------------------------------------------------------------------------------
                                                    304,783   293,277   285,676
--------------------------------------------------------------------------------
Costs and expenses:
  Cost of sales                                     194,440   190,582   190,026
  Selling, general and administrative                84,152    80,328    75,977
  Interest expense                                    1,640     2,988     3,862
--------------------------------------------------------------------------------
                                                    280,232   273,898   269,865
--------------------------------------------------------------------------------
Income before taxes based on income                  24,551    19,379    15,811
Provision for taxes based on income                   9,108     7,558     6,830
--------------------------------------------------------------------------------
Net income                                         $ 15,443  $ 11,821  $  8,981
--------------------------------------------------------------------------------
Earnings per share of common stock:
  Primary                                             $1.68     $1.38     $1.08
--------------------------------------------------------------------------------
  Fully diluted                                       $1.65     $1.33     $1.04
--------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.




REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Wynn's International, Inc.

    We have audited the accompanying consolidated balance sheets of Wynn's International, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wynn's International, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                 /s/ Ernst & Young LLP

                                                 Los Angeles, California
                                                        January 29, 1996

WYNN'S INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

                                                                                       DECEMBER 31
                                                                                 ----------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                    1995          1994
--------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                      $ 23,127      $ 16,446
  Accounts receivable, less $1,344 allowance for doubtful accounts
    ($1,835 in 1994)                                                               50,590        47,500
  Inventories                                                                      37,845        42,752
  Prepaid expenses and other current assets (including deferred tax assets
    of $7,442 in 1995 and $6,080 in 1994)                                          15,140        13,302
--------------------------------------------------------------------------------------------------------
       Total current assets                                                       126,702       120,000
Property, plant and equipment, at cost less
  accumulated depreciation and amortization                                        48,549        48,192
Costs in excess of fair value of net assets of
  businesses acquired, less accumulated amortization
  of $3,962 ($3,833 in 1994)                                                        3,041         3,170
Other assets                                                                        3,473         5,110

--------------------------------------------------------------------------------------------------------
                                                                                 $181,765      $176,472
--------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable                                                                  $   --        $    239
  Accounts payable                                                                 20,640        19,708
  Dividends payable                                                                   789           614
  Taxes based on income                                                             2,289         1,211
  Accrued liabilities:
       Product warranty programs                                                    9,175         5,411
       Salaries and other compensation                                             10,507         8,620
       Other                                                                       15,047        15,203
  Long-term debt due within one year                                                   91         8,161
--------------------------------------------------------------------------------------------------------
        Total current liabilities                                                  58,538        59,167
Long-term debt due after one year                                                      75        14,948
Deferred taxes based on income                                                      6,919         6,917
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par value;
       500,000 shares authorized, none issued                                        --            --
  Common stock, $1 par value;
       20,000,000  shares authorized, 9,564,998 shares issued
       (8,877,945 issued in 1994)                                                   9,565         8,878
  Capital in excess of par value                                                   13,173         6,912
  Retained earnings                                                                98,619        86,250
  Equity adjustment from foreign currency translation                              (1,170)       (2,238)
  Unearned compensation                                                              (373)         (781)
  Common stock held in treasury 520,875 shares, at cost                            (3,581)       (3,581)
--------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                                 116,233        95,440
--------------------------------------------------------------------------------------------------------
                                                                                 $181,765      $176,472
--------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

WYNN'S INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


THREE YEARS ENDED DECEMBER 31, 1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   EQUITY
                                                                                 ADJUSTMENT                    COMMON
                                     COMMON STOCK       CAPITAL IN               FROM FOREIGN                   STOCK
(DOLLARS IN THOUSANDS,            -------------------   EXCESS OF    RETAINED     CURRENCY        UNEARNED     HELD IN
EXCEPT PER SHARE AMOUNTS)          SHARES     AMOUNT    PAR VALUE    EARNINGS    TRANSLATION    COMPENSATION   TREASURY    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1993        8,719,089    $8,719    $ 4,855     $70,185       $  (706)       $  --        $(4,200)   $ 78,853
  Net income                          --         --         --         8,981          --             --           --         8,981
  Cash dividends of $.28
    per common share                  --         --         --        (2,293)         --             --           --        (2,293)
  Cash paid for fractional
    shares at time of split           --         --           (1)       --            --             --           --            (1)
  Stock options exercised            20,100        20        191        --            --             --           --           211
  Restricted stock issued to
    employee                          --         --          603        --            --             --            619       1,222
  Tax benefits related to
    stock option exercises            --         --           15        --            --             --           --            15
  Conversion of $750
    convertible notes                76,701        77        673        --            --             --           --           750
  Adjustments from foreign
    currency translation, net         --         --         --          --          (2,108)          --           --        (2,108)
  Unearned compensation               --         --         --          --            --           (1,188)        --        (1,188)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993      8,815,890     8,816      6,336      76,873        (2,814)        (1,188)      (3,581)     84,442
  Net income                          --         --         --        11,821          --             --           --        11,821
  Cash dividends of $.29 1/3
    per common share                  --         --         --        (2,444)         --             --           --        (2,444)
  Stock options exercised            36,487        36        312        --            --             --           --           348
  Tax benefits related to
    stock option exercises            --         --           40        --            --             --           --            40
  Conversion of $250
    convertible notes                25,568        26        224        --            --             --           --           250
  Adjustments from foreign
    currency translation, net         --         --         --          --             576           --           --           576
  Amortization of unearned
    compensation                      --         --         --          --            --              407         --           407
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994      8,877,945     8,878      6,912      86,250        (2,238)          (781)      (3,581)     95,440
  Net income                          --         --         --        15,443          --             --           --        15,443
  Cash dividends of $.34 2/3
    per common share                  --         --         --        (3,074)         --             --           --        (3,074)
  Cash paid for fractional
    shares at time of split           --         --           (1)       --            --             --           --            (1)
  Stock options exercised            47,850        48        505        --            --             --           --           553
  Tax benefits related to
    stock option exercises
    and stock awards                  --         --          146        --            --             --           --           146
  Conversion of $6,250
    convertible notes               639,203       639      5,611        --            --             --           --         6,250
  Adjustments from foreign
    currency translation, net         --         --         --          --           1,068           --           --         1,068
  Amortization of unearned
    compensation                      --         --         --          --            --              408         --           408
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995      9,564,998    $9,565    $13,173     $98,619       $(1,170)        $ (373)     $(3,581)   $116,233
-----------------------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES.

WYNN'S INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                         YEAR ENDED DECEMBER 31
                                                                                ----------------------------------------
(DOLLARS IN THOUSANDS)                                                             1995           1994           1993
------------------------------------------------------------------------------------------------------------------------
Operating Activities:
  Cash received from customers                                                   $300,517       $291,806       $285,021
  Cash paid to suppliers and employees                                           (245,826)      (254,867)      (241,061)
  Cash paid on product warranty program claims                                    (13,181)        (8,114)        (6,706)
  Interest received                                                                 1,060            690            612
  Interest paid                                                                    (2,484)        (3,020)        (4,071)
  Income taxes paid                                                                (9,235)        (8,623)        (5,339)
------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                      30,851         17,872         28,456
------------------------------------------------------------------------------------------------------------------------
Investing Activities:
  Additions to property, plant and equipment                                       (7,472)       (13,786)       (10,008)
  Proceeds from sale of property, plant and equipment                                 409            806            553
  Other cash receipts--net                                                          1,319            112            172
------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                          (5,744)       (12,868)        (9,283)
------------------------------------------------------------------------------------------------------------------------
Financing Activities:
  Borrowings under lines of credit--net                                              (239)          (570)          (131)
  Payments on long-term debt                                                      (16,693)        (8,210)        (8,533)
  Dividends paid                                                                   (2,899)        (2,440)        (2,227)
  Proceeds from exercise of stock options                                             553            348            211
  Other cash disbursements--net                                                        (1)          --               (1)
------------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                         (19,279)       (10,872)       (10,681)
------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes                                                       853            917         (1,762)
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                                                                  6,681         (4,951)         6,730
Cash and cash equivalents at beginning of year                                     16,446         21,397         14,667
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $ 23,127       $ 16,446       $ 21,397
------------------------------------------------------------------------------------------------------------------------

Reconciliation of net income to net cash provided by operating activities:
------------------------------------------------------------------------------------------------------------------------
Net Income                                                                        $15,443        $11,821        $ 8,981
------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization                                                   8,160          6,811          6,662
    Provision for uncollectible accounts                                              104            208            (39)
    Amortization of stock compensation                                                408            407             34
    (Gain) loss on fixed asset disposals                                             (118)            14             (4)
    (Benefit) provision for deferred income taxes                                  (1,351)           178          1,041
    Decrease (increase) in:
      Accounts receivable--net                                                     (3,206)        (1,106)           (43)
      Inventories                                                                   4,603         (4,163)         9,484
      Prepaid expenses and other current assets                                      (476)           374            609
      Other assets                                                                   (367)           (21)          (418)
    Increase (decrease) in:
      Accounts payable                                                                932            144           (104)
      Product warranty program reserves                                             3,764          1,785            294
      Income taxes payable                                                          1,224         (1,243)           450
      Accrued liabilities                                                           1,731          2,663          1,509
------------------------------------------------------------------------------------------------------------------------
    Total adjustments                                                              15,408          6,051         19,475
------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                         $30,851        $17,872        $28,456
------------------------------------------------------------------------------------------------------------------------



Supplemental disclosure of noncash investing and financing activities:
   In 1995 and 1994, additional common stock was issued upon the conversion of $6,250,000 and $250,000, respectively, of long-term debt.

SEE ACCOMPANYING NOTES.

WYNN'S INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
BASIS OF PRESENTATION--The accompanying consolidated financial statements include the accounts of Wynn's International, Inc. ("Wynn's" or the "Company") and its wholly-owned subsidiaries and one majority-owned subsidiary. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the prior years' amounts to conform with the 1995 presentation. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
STOCK SPLITS--The Company effected a 3 for 2 stock split in the fourth quarter of 1995 and a similar 3 for 2 stock split in the third quarter of 1993. All share and per share amounts have been adjusted retroactively for both stock splits (see Note 2).
CASH AND CASH EQUIVALENTS--The Company's policy is to invest cash in excess of operating requirements in short-term interest bearing investments. Cash equivalents of $20,574,000 in 1995 and $13,566,000 in 1994 include guaranteed investment contracts, commercial paper, certificates of deposit and money market accounts which have maturities of three months or less when purchased and are stated at cost, which approximates fair market value.
CONCENTRATIONS OF CREDIT RISK--The Company places its temporary cash investments in high credit quality financial institutions and investment grade short-term investments and limits the amount of credit exposure to any one entity. Substantially all of the Company's accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both in the U.S. and internationally. The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 1995 with respect to its temporary cash investments or accounts receivable.
INVENTORIES--Inventories are stated at the lower of cost (principally first-in, first-out) or market.
DEPRECIATION--Depreciation and amortization of property, plant and equipment are calculated principally using the straight-line method over the estimated useful lives of the respective assets.
COSTS IN EXCESS OF FAIR VALUE OF NET ASSETS OF BUSINESSES ACQUIRED--Costs in excess of fair value of net assets of businesses acquired are amortized using the straight-line method over a period of ten to forty years.
INCOME TAXES--The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The statement requires the use of an asset and liability approach for reporting income taxes. The Company provides taxes on the undistributed earnings of all foreign subsidiaries.
FOREIGN CURRENCY TRANSLATION--Gains and losses resulting from balance sheet translation of foreign operations where a foreign currency is the functional currency are included as a separate component of stockholders' equity. Gains and losses resulting from balance sheet translation of foreign operations where the U.S. dollar is the functional currency are included in the determination of net income.
FOREIGN EXCHANGE CONTRACTS--The Company enters into foreign exchange contracts to hedge certain intercompany transactions with its foreign subsidiaries. These contracts reduce currency risk from exchange rate movements. Gains and losses are deferred and accounted for as part of the underlying transactions. The contractual amounts and related deferred gains and losses from these contracts are immaterial.

2. STOCK SPLITS; SHAREHOLDER RIGHTS PLAN
    On November 29, 1995, the Board of Directors authorized a 3 for 2 stock split effected in the form of a stock dividend payable to stockholders of record on December 15, 1995. Previously, on August 4, 1993, the Board of Directors authorized a 3 for 2 stock split also effected in the form of a stock dividend payable to stockholders of record on August 26, 1993. All references in the financial statements to average number of shares outstanding and related prices, per share amounts, convertible note and stock option plan data have been restated retroactively to reflect both of the 3 for 2 splits.
    In March 1989, the Board of Directors adopted a Shareholder Rights Plan.
The plan provides for a dividend distribution of rights (the "Rights") with respect to outstanding shares of Common Stock of the Company issued prior to the earliest of March 3, 1999, the redemption date of the Rights or certain takeover events. In the event the Company is acquired under certain circumstances in a merger in which the Company is not the surviving corporation, the Rights become rights to purchase the acquiring company's common stock at a 50% discount (the "flip-over feature"). In the event of certain acquisitions of 25% or more of the Company's Common Stock, the Rights become rights to purchase the Company's Common Stock at a 50% discount (the "flip-in feature"). The flip-in feature does not apply to tender or exchange offers for all outstanding Common Stock determined by nonmanagement directors of the Company to be fair and in the best interests of the Company and its stockholders (a "Qualified Offer"). The flip-over feature does not apply to a merger following a Qualified Offer which provided the same or a higher value to the remaining stockholders. The Rights

WYNN'S INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


may be redeemed by the Company at a nominal price under certain circumstances. The Rights will expire on March 3, 1999 or on such later date to which the Rights may be extended by the Company, unless earlier redeemed.

3. FOREIGN OPERATIONS
    Condensed combined financial information of Wynn's foreign subsidiaries (the operations of which are located in Australia, Belgium, Canada, France, Germany, Mexico, New Zealand, South Africa, Spain, United Kingdom and Venezuela) at December 31, 1995 and 1994 and for the three years ended December 31, 1995 before eliminations of intercompany balances and profits and any provision for taxes on repatriation of foreign earnings, is as follows:


(IN THOUSANDS)                                               1995      1994
------------------------------------------------------------------------------
Assets:
  Current assets                                            $46,186   $40,432
  Property, plant and equipment                               5,504     5,446
  Other noncurrent assets                                     3,152     3,277
------------------------------------------------------------------------------
                                                            $54,842   $49,155
------------------------------------------------------------------------------
Liabilities and stockholders' equity:
  Current liabilities                                       $23,964   $22,361
  Long-term debt and deferred
    taxes based on income                                     1,524     1,147
  Stockholders' equity                                       29,354    25,647
------------------------------------------------------------------------------
                                                            $54,842   $49,155
------------------------------------------------------------------------------


(IN THOUSANDS)                                      1995      1994      1993
------------------------------------------------------------------------------
Net sales                                         $98,444   $85,945   $92,911
------------------------------------------------------------------------------
Net income                                        $ 5,306   $ 4,135   $ 3,784
------------------------------------------------------------------------------

    Transaction gains and losses resulting from changes in foreign currency exchange rates have been charged to operations and are immaterial.

4. INVENTORIES

    Inventories consist of the following at December 31, 1995 and 1994:


(IN THOUSANDS)                                                1995      1994
------------------------------------------------------------------------------
Finished goods                                              $22,074   $22,781
Raw materials and work in process                            15,771    19,971
------------------------------------------------------------------------------
                                                            $37,845   $42,752
------------------------------------------------------------------------------

5. TAXES BASED ON INCOME
    The provision for taxes based on income consists of the following elements for the three years ended December 31, 1995:


(IN THOUSANDS)                                       1995      1994      1993
------------------------------------------------------------------------------
Current:
  Federal                                          $ 4,999   $2,486    $1,943
  State                                              1,387    1,104       940
  Foreign                                            4,073    3,790     2,906
------------------------------------------------------------------------------
  Total current                                     10,459    7,380     5,789
------------------------------------------------------------------------------
Deferred:
  Federal                                             (374)     377       190
  State                                               (501)     183       290
  Foreign                                             (476)    (382)      561
------------------------------------------------------------------------------
  Total deferred                                    (1,351)     178     1,041
------------------------------------------------------------------------------
Total                                              $ 9,108   $7,558    $6,830
------------------------------------------------------------------------------

    Pretax income from domestic and foreign operations for the three years ended December 31, 1995 is as follows:


(IN THOUSANDS)                                     1995      1994      1993
-----------------------------------------------------------------------------
Domestic                                         $15,961   $13,341   $ 9,053
Foreign                                            8,590     6,038     6,758
-----------------------------------------------------------------------------
                                                 $24,551   $19,379   $15,811
-----------------------------------------------------------------------------

    A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of income before taxes based on income for the three years ended December 31, 1995, follows:


                                                     1995      1994      1993
------------------------------------------------------------------------------
Statutory federal income
  tax rate                                           35.0%     35.0%     34.0%
State taxes, net of federal
  tax benefit                                         2.3       2.5       5.1
Other--net                                           (0.2)      1.5       4.1
------------------------------------------------------------------------------
                                                     37.1%     39.0%     43.2%
------------------------------------------------------------------------------

    At December 31, 1995, the Company had the following carryforwards for tax purposes available for future utilization with the indicated expiration periods (in thousands):


                                     FOREIGN NET                     TAX
  YEAR                              OPERATING LOSS                 CREDITS
---------------------------------------------------------------------------
  1999                                 $   34                        $238
  2002                                     61                         --
  2003                                     39                         --
  2004                                     37                         --
  2005                                     74                         --
 Unlimited                              1,028                         --
-----------------------------------------------------------------------------
                                       $1,273                        $238
-----------------------------------------------------------------------------

WYNN'S INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5. TAXES BASED ON INCOME (CONTINUED)
    A valuation allowance of $1,725,000 has been recognized to offset these and other deferred tax assets. The valuation allowance against deferred tax assets increased by $74,000 during 1995 due to a net increase in tax attribute carryovers.
    Significant components of the Company's deferred tax assets and liabilities as of December 31, 1995 and 1994 are as follows:


(IN THOUSANDS)                                                 1995      1994
------------------------------------------------------------------------------
Deferred tax liabilities:
  Foreign earnings                                           $ 3,011   $3,289
  Accelerated depreciation
    and amortization                                           2,646    2,081
  Pension plan                                                   968      979
  Other                                                        2,938    3,530
------------------------------------------------------------------------------
Total deferred tax liabilities                                 9,563    9,879
------------------------------------------------------------------------------
Deferred tax assets:
  Accrued expenses                                             8,774    6,918
  Inventory valuation                                          1,526    2,393
  Tax attribute carryovers                                     1,511    1,382
------------------------------------------------------------------------------
Subtotal                                                      11,811   10,693
  Valuation allowances                                        (1,725)  (1,651)
------------------------------------------------------------------------------
Total deferred tax assets                                     10,086    9,042
------------------------------------------------------------------------------
Net deferred taxes                                           $  (523)  $  837
------------------------------------------------------------------------------

6. LINES OF CREDIT
    The Company has two domestic committed unsecured lines of credit for $15.0 million each and various domestic and foreign uncommitted credit lines. The lines provide for borrowings at interest rates of prime (8.5% at December 31, 1995) and/or various other prevailing rates. At December 31, 1995, the Company had no outstanding borrowing under these lines of credit.
    The Company also has a $4.0 million unsecured multicurrency and trade finance line of credit which provides for standby and commercial letters of credit. At December 31, 1995, Wynn's had one standby letter of credit outstanding under this facility for $186,000.
    In 1995, 1994 and 1993, the average amount of notes payable outstanding during the year was $1,205,000, $602,000 and $1,177,000, respectively, and the related average interest rate was 6.9%, 10.4% and 10.5%, respectively.
The weighted average interest rate on notes payable outstanding at December 31, 1994 was 6.8%. Short-term borrowings are stated at their fair market value.


7. LONG-TERM DEBT
    Long-term debt consists of the following obligations at December 31, 1995 and 1994:


(IN THOUSANDS)                                               1995      1994
------------------------------------------------------------------------------
To insurance company, due in
  annual installments of $7,938
  each beginning in 1993 through
  1996, plus interest at 10.75%,
  payable semi-annually                                     $ --      $15,876
To insurance company, due in
  annual installments of $3,125
  in 1995 and 1996, plus interest at
  9%, payable semi-annually                                   --        6,250
Other                                                        166          983
------------------------------------------------------------------------------
                                                             166       23,109
Less amount classified as current                             91        8,161
------------------------------------------------------------------------------
                                                            $ 75      $14,948
------------------------------------------------------------------------------

    The 10.75% note due to insurance company was retired in 1995. The $6,250,000 note due to insurance company was converted into 639,203 shares of the Company's Common Stock in March 1995.
    Interest expense for long-term debt amounted to $1,265,000 for 1995 ($2,564,000 for 1994 and $3,524,000 for 1993).


8. PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment consists of the following at December 31, 1995 and 1994:


(IN THOUSANDS)                                                1995      1994
------------------------------------------------------------------------------
Land and land improvements                                  $ 2,512   $ 2,487
Buildings                                                    24,873    24,440
Leasehold improvements                                          794       905
Equipment, furniture and fixtures                            77,658    74,032
------------------------------------------------------------------------------
                                                            105,837   101,864
Less accumulated depreciation
  and amortization                                          (57,288)  (53,672)
------------------------------------------------------------------------------
                                                            $48,549   $48,192
------------------------------------------------------------------------------

9. RETIREMENT PLANS
    Wynn's and its domestic subsidiaries have four qualified defined benefit retirement plans, which cover substantially all of their U.S. employees. One plan is a compulsory noncontributory defined benefit pension plan that covers the employees of the parent company and three domestic subsidiaries. Another plan is a contributory defined benefit plan that covers the salaried employees of one domestic subsidiary. Two other plans, which were collectively bargained with the unions, cover hourly

WYNN'S INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



employees of one domestic subsidiary. Substantially all domestic employees are eligible to participate in one of the plans. Benefits under these plans are based on employees' earnings and length of service with the Company. The funding policy for these plans is to make the annual contribution required by applicable regulations, which are intended to provide only for benefits attributed to service-to-date.
    Net periodic pension costs for the three years ended December 31, 1995 included the following components:


(IN THOUSANDS)                                      1995      1994      1993
------------------------------------------------------------------------------
Service cost-benefits
  earned during the
  period                                           $  707    $  859    $  732
Interest cost on projected
  benefit obligation                                1,310     1,286     1,200
Actual return on assets                            (4,496)     (262)   (1,489)
Net amortization and
  deferral                                          2,609    (1,659)     (442)
------------------------------------------------------------------------------
                                                   $  130    $  224    $    1
------------------------------------------------------------------------------

    The majority of the pension plans have plan assets that exceed accumulated benefit obligations. Plan assets include government bonds and securities, money market accounts, mutual funds, corporate bonds and corporate stocks. The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1995 and 1994 for its U.S. pension plans:


(IN THOUSANDS)                                            1995          1994
------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Vested benefit obligation                          $(16,586)     $(12,812)
------------------------------------------------------------------------------
    Accumulated benefit
    obligation                                         $(17,250)     $(13,333)
------------------------------------------------------------------------------

Projected benefit obligation                           $(20,253)     $(15,907)
Plan assets at fair market value                         22,544        19,075
------------------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                                      2,291         3,168
Unrecognized transition assets
  being amortized over various
  periods of time                                        (1,387)       (1,673)
Unrecognized prior service cost                           1,575         1,294
Unrecognized net gain                                      (180)         (429)
------------------------------------------------------------------------------
Prepaid pension cost                                   $  2,299      $  2,360
------------------------------------------------------------------------------

    Assumptions used as of December 31, 1995, 1994 and 1993 were:

                                                      1995      1994      1993
------------------------------------------------------------------------------
Discount or settlement rate                           7.5%      8.5%      7.5%
Rate of increase in
  compensation level                                  5.0%      5.5%      5.0%
Expected long-term rate
  of return on assets                                 9.0%      9.0%      9.0%


    Non-U.S. employees are generally enrolled in pension plans in their country of domicile. The effect of the Company's foreign plans is considered to be immaterial and has not been included in the above tables. Applicable expenses for these plans have been included in consolidated net income. The Company believes that these plans are adequately funded in accordance with local actuarial principles and laws.
    In July 1993, the Company established a defined contribution plan for all full-time U.S. based employees with at least 12 months of consecutive service. Eligible employees are entitled to contribute from 1% to 10% of their base pay into an investment trust, and the Company matches, at the rate of $.50 for each $1.00 contributed, up to 3% of the employee's base pay. In addition, eligible employees at December 31 each year receive an additional 1% of their base pay contributed by the Company into the plan. The Company's total contributions into this plan for 1995, 1994 and 1993 were $483,000, $488,000 and $352,000, respectively.
    Prior to July 1993, the Company had a savings and investment plan for eligible domestic employees of the parent Company and three subsidiaries, who met certain eligibility requirements as defined in the plan. This plan was terminated in 1993 and all funds in this investment trust were either distributed to the employee or rolled over into the new defined contribution plan. Company contributions amounted to $40,000 in 1993.
    The Company provides postretirement medical benefits for certain retired employees at the U.S. operations of Wynn's-Precision, Inc. In 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. At January 1, 1993, the accumulated postretirement benefit obligation (before tax benefit) was $3.2 million, which the Company elected to amortize over 20 years as part of the annual benefit cost. The net periodic postretirement benefit costs were $153,000, $281,000 and $426,000 in 1995, 1994 and 1993, respectively. The
Company does not prefund this benefit program. The following table sets forth the program's status and amounts

WYNN'S INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9. RETIREMENT PLANS (CONTINUED)
recognized in the Company's consolidated balance sheets at December 31, 1995 and 1994:


(IN THOUSANDS)                                                1995      1994
------------------------------------------------------------------------------
Unfunded accumulated post-
  retirement benefit obligation                             $(1,548)  $(1,663)
Unrecognized net gain (resulting
  from reduction in estimated
  health care cost trend rates)                              (1,651)   (1,661)
Unrecognized net transition
  obligation                                                  2,719     2,879
------------------------------------------------------------------------------
Accrued postretirement benefit cost                         $  (480)  $  (445)
------------------------------------------------------------------------------

10. COMMITMENTS
    Wynn's rents certain facilities and equipment under various noncancellable operating leases. Rental commitments under these leases, exclusive of property taxes and insurance, are as follows:


                        YEAR                (IN THOUSANDS)
-----------------------------------------------------------------------------
                        1996                     $2,224
                        1997                      1,616
                        1998                        789
                        1999                        655
                        2000                        394
                        2001 and after              282
-----------------------------------------------------------------------------
                          Total                  $5,960
-----------------------------------------------------------------------------

    Rental expenses for all operating leases were $3,025,000 in 1995 ($3,451,000 in 1994 and $3,977,000 in 1993).

11. CONTINGENCIES
    Various claims and actions, considered normal to the Company's business, have been asserted and are pending against the Company and its subsidiaries. The Company believes that such claims and actions should not have any material adverse effect upon the results of operations or the financial position of the Company based upon information presently known to the Company.
    The Company is also involved in certain proceedings and potential proceedings relating to environmental matters. At December 31, 1995, the Company had consolidated accrued reserves of approximately $4.8 million relating to environmental matters. Because of the uncertainties associated with environmental assessment and remediation activities, it is difficult to determine the ultimate liability of the Company related to these environmental matters. However, based upon information presently known to the Company, the Company believes that any liability that may result from these matters that is in excess of the accrued reserves should not materially affect the Company's financial position, annual results of operations or cash flows.

12. EARNINGS PER SHARE
    Primary earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year and assumes the exercise of stock options. Fully diluted earnings per share is calculated by dividing net income adjusted for the interest on the convertible debt by the weighted average number of fully diluted shares outstanding during the year, and assumes the conversion of the convertible debt and the exercise of stock options (see Note 2 for a discussion of the stock splits effected in 1995 and 1993).


(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE AMOUNTS)                            1995      1994     1993
------------------------------------------------------------------------------
Net income                                         $15,443   $11,821   $8,981
Net interest expense from
  convertible notes                                     59       367      406
------------------------------------------------------------------------------
Net earnings for
  purposes of full dilution                        $15,502   $12,188   $9,387
------------------------------------------------------------------------------
Net earnings per common
  share:
    Primary                                          $1.68     $1.38    $1.08
    Assuming full dilution                           $1.65     $1.33    $1.04
Weighted average shares
  outstanding:
    Primary                                          9,187     8,541    8,321
    Assuming full dilution                           9,369     9,193    9,048


13. STOCK PLANS
    The Company has two stock-based plans pursuant to which current grants of options to purchase Common Stock of Wynn's may be made. The Stock-Based Incentive Award Plan ("1989 Plan") authorizes the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock and performance shares to officers and key employees of the Company. The Non-Employee Directors' Stock Option Plan ("1994 Plan") provides for the grant of nonqualified stock options to non-employee directors of the Company. In addition, the 1982 Incentive Stock Option Plan ("1982 Plan"), which expired in April 1992, authorized the grant of incentive stock options. Under the 1982 Plan, the aggregate number of options granted could not exceed 450,000 shares. Under the 1989 and 1994 Plans, the aggregate number of stock related awards may not exceed 806,250 shares. All options granted under the three plans have been made at prices not less than 100 percent of the fair market value of the stock at the date of grant. Options granted under the three plans are exercisable at various dates over a ten-year period. However, under the three plans, no options

WYNN'S INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



may be exercised until at least one year after the date of grant. During 1993, 90,000 shares of restricted stock were awarded under the 1989 Plan. The restricted stock award vests in equal installments at each anniversary date over a three-year period. Recipients of restricted stock grants are entitled to cash dividends and voting rights on their respective shares. Restrictions limit the sale or transfer of shares during the vesting period. Unearned compensation of $1,222,000 was recorded at the date of the award in 1993 based on the market value of shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over the three-year vesting period. During 1995, $408,000 was recorded as expense ($407,000 and $34,000 in 1994 and 1993, respectively). During 1995, 7,800 performance shares were granted under the 1989 Plan in connection with stock options granted to officers and other key employees. At December 31, 1995, 31,650 performance shares were outstanding. No stock appreciation rights were outstanding at December 31, 1995. The following tabulation summarizes certain information related to options for common stock:


                                                    1995      1994      1993
-----------------------------------------------------------------------------
Outstanding options
  at beginning of year                            687,825   594,825   517,500
Granted                                            43,500   162,750   102,375
Surrendered, forfeited
  or expired                                      (13,275)  (33,262)   (4,950)
Exercised                                         (47,850)  (36,488)  (20,100)
-----------------------------------------------------------------------------
Outstanding options
  at end of year                                  670,200   687,825   594,825
-----------------------------------------------------------------------------
Average price of options
  exercised during
  the year                                         $11.57   $  9.54   $ 10.51
At the end of the year:
  Prices of outstanding
    options                                        $ 7.45   $  7.45   $  7.45
                                                     to        to        to
                                                   $15.50    $14.17    $13.78
  Average per share                                $10.79    $10.63    $ 9.78
  Exercisable options                             567,967   500,175   465,113
  Options available for
    future grants                                 142,500   184,275   272,363


    The Company has an Employee Stock Purchase Plan (the "Plan") under which there are authorized and available for sale to employees, at a 15% discount, an aggregate of 600,000 shares of the Company's Common Stock. For the Plan's first year, which ended December 31, 1995, 21,708 shares were issued at $12.47 per share in January 1996.
    In October 1995, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 123, Accounting for
Stock-Based Compensation, which is effective for the Company on January 1, 1996. This statement permits, but does not require, a fair value based method of accounting for employee stock option plans which results in compensation expense being recognized in the results of operations when stock options are granted. The Company plans to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, to its stock-based compensation arrangements in determining its net income. However, as required by this statement, the Company will provide pro forma disclosure of net income and earnings per share in the notes to the consolidated financial statements as if the fair value based method of accounting had been applied.

14. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION
    Wynn's operations are principally in three industry segments: Automotive Components, Specialty Chemicals and Builders Hardware. Operations in the Automotive Components industry involve the manufacturing and marketing of O-rings and other static and dynamic seals principally for the automotive industry; and the manufacturing and marketing of automotive air conditioners and related replacement parts, sold for original equipment and aftermarket installation by manufacturers, distributors and dealers, on international, national and local levels. Operations in the Specialty Chemicals industry involve the development, production and marketing of a wide variety of car care products, automotive chemicals for the consumer, specialty chemicals and equipment for professional automotive service centers and product warranty programs for automotive dealerships, as well as industrial coolants, specialty fluids and cutting fluids used in metal-working. Product sales in the Specialty Chemicals Division are made primarily through domestic and foreign distributors. Operations in the Builders Hardware industry involve the distribution of builders hardware products, locksmith supplies and security locks from manufacturers to retail outlets in southern California, Arizona and Nevada.
    Industry segment net sales include sales to unaffiliated customers. Operating profit (loss) from segments represents net sales less operating expenses before income taxes. Corporate expenses include normal corporate items and expenses for environmental matters.
    Identifiable assets are those assets of Wynn's that are used in the operations of each industry segment. Corporate assets are principally cash and cash equivalents, prepaid expenses and other receivables. Intercompany loans and advances and the related accrued interest thereon are excluded from identifiable assets.
    Sales to the largest customer of the Automotive Components segment were 10.1% of consolidated net sales during 1995 (10.3% in 1994 and 12.3% in 1993).

WYNN'S INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)


SUMMARY BY INDUSTRY SEGMENTS                                                        YEAR ENDED DECEMBER 31
-----------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                              1995           1994           1993           1992           1991
-----------------------------------------------------------------------------------------------------------------------------
NET SALES
Automotive Components                                   $166,012       $176,346       $181,478       $185,947       $172,836
Specialty Chemicals                                      132,173        110,867         98,318         99,622         94,639
Builders Hardware                                          5,602          5,438          5,161          6,219          8,403
Intersegment sales                                          --             --             --             --           (1,915)
-----------------------------------------------------------------------------------------------------------------------------
  Total net sales                                       $303,787       $292,651       $284,957       $291,788       $273,963
-----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)
Automotive Components                                   $ 19,872       $ 18,566       $ 16,643       $ 15,265       $(12,813)(a)
Specialty Chemicals                                       12,426          9,564          7,046          6,636          6,964
Builders Hardware                                            297            392            193            422            507
-----------------------------------------------------------------------------------------------------------------------------
Total operating profit (loss) of segments                 32,595         28,522         23,882         22,323         (5,342)
Corporate expenses                                        (6,896)        (6,475)        (4,575)        (4,155)        (3,591)
Corporate interest income                                    492            320            366            239            194
Interest expense                                          (1,640)        (2,988)        (3,862)        (5,073)        (5,179)
-----------------------------------------------------------------------------------------------------------------------------
  Income (loss) before taxes
    based on income                                     $ 24,551       $ 19,379       $ 15,811       $ 13,334       $(13,918)
-----------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
Automotive Components                                   $ 98,926       $104,681       $ 95,069       $100,901       $106,135
Specialty Chemicals                                       62,770         53,837         49,371         53,886         50,477
Builders Hardware                                          3,103          2,850          2,570          3,340          4,119
-----------------------------------------------------------------------------------------------------------------------------
Identifiable assets of segments                          164,799        161,368        147,010        158,127        160,731
Corporate assets                                          16,966         15,104         20,789         12,589          4,891
-----------------------------------------------------------------------------------------------------------------------------
  Total assets                                          $181,765       $176,472       $167,799       $170,716       $165,622
-----------------------------------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Automotive Components                                   $  6,380       $  5,064       $  4,930       $  4,380       $  5,896
Specialty Chemicals                                        1,705          1,679          1,656          1,688          1,522
Builders Hardware                                             38             37             40             30             58
Corporate                                                     37             31             36             42             45
-----------------------------------------------------------------------------------------------------------------------------
  Total depreciation and amortization                   $  8,160       $  6,811       $  6,662       $  6,140       $  7,521
-----------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Automotive Components                                   $  5,985       $ 11,990       $  9,070       $  4,829       $  3,163
Specialty Chemicals                                        1,409          1,759            921          1,678            978
Builders Hardware                                             23           --             --             --             --
Corporate                                                     55             37             17             25             15
-----------------------------------------------------------------------------------------------------------------------------
  Total capital expenditures                            $  7,472       $ 13,786       $ 10,008       $  6,532       $  4,156
-----------------------------------------------------------------------------------------------------------------------------

(a) INCLUDES $20.7 MILLION RESTRUCTURING CHARGE IN 1991.

WYNN'S INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)



SUMMARY BY GEOGRAPHICAL AREAS                                   YEAR ENDED DECEMBER 31
----------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                     1995       1994       1993       1992       1991
----------------------------------------------------------------------------------------------------
NET SALES
United States:
  Sales to unaffiliated customers              $205,343   $206,706   $192,046   $197,922   $192,580
  Intercompany sales between
    geographical areas                            5,203      5,236     12,181     10,629      6,907
Europe:
  Sales to unaffiliated customers                64,483     52,510     61,276     63,495     51,915
  Intercompany sales between
    geographical areas                              513        594        376        330        199
Other foreign:
  Sales to unaffiliated customers                33,961     33,435     31,635     30,371     29,468
  Intercompany sales between
    geographical areas                            1,418      1,239        832        465        265
Eliminate intercompany sales                     (7,134)    (7,069)   (13,389)   (11,424)    (7,371)
----------------------------------------------------------------------------------------------------
  Total net sales                              $303,787   $292,651   $284,957   $291,788   $273,963
----------------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)
United States                                  $ 20,863   $ 20,203   $ 14,908   $ 13,982   $(14,255)(a)
Europe                                            5,967      3,856      5,082      5,945      6,377
Other foreign                                     5,678      4,511      3,799      2,516      2,564
Eliminate change during year in
  intercompany profit in inventories                 87        (48)        93       (120)       (28)
----------------------------------------------------------------------------------------------------
Total operating profit (loss) of segments        32,595     28,522     23,882     22,323     (5,342)
Corporate expenses                               (6,896)    (6,475)    (4,575)    (4,155)    (3,591)
Corporate interest income                           492        320        366        239        194
Interest expense                                 (1,640)    (2,988)    (3,862)    (5,073)    (5,179)
----------------------------------------------------------------------------------------------------
  Income (loss) before taxes
    based on income                            $ 24,551   $ 19,379   $ 15,811   $ 13,334   $(13,918)
----------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
United States                                  $113,832   $118,237   $107,283   $114,306   $121,441
Europe                                           38,149     30,951     31,290     35,115     29,365
Other foreign                                    15,837     15,214     13,576     13,883     13,391
Eliminate intercompany profit in inventory
  and intercompany trade accounts
    receivable                                   (3,019)    (3,034)    (5,139)    (5,177)    (3,466)
----------------------------------------------------------------------------------------------------
Identifiable assets of segments                 164,799    161,368    147,010    158,127    160,731
Corporate assets                                 16,966     15,104     20,789     12,589      4,891
----------------------------------------------------------------------------------------------------
  Total assets                                 $181,765   $176,472   $167,799   $170,716   $165,622
----------------------------------------------------------------------------------------------------


(a) INCLUDES $20.7 MILLION RESTRUCTURING CHARGE IN 1991.

WYNN'S INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


15. QUARTERLY INFORMATION (UNAUDITED)
Quarterly information is as follows for the two years ended December 31, 1995:

                                                          FIRST     SECOND    THIRD     FOURTH     TOTAL
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)         QUARTER   QUARTER   QUARTER   QUARTER     YEAR
---------------------------------------------------------------------------------------------------------
1995
Net sales                                                $78,074   $78,054   $74,606   $73,053  $303,787
Gross profit                                              28,243    28,203    26,359    26,542   109,347
Net income                                                 3,645     4,106     3,867     3,825    15,443
Earnings per share:
  Primary                                                   $.42      $.44      $.41      $.41     $1.68
  Fully diluted                                             $.40      $.44      $.41      $.41     $1.65

---------------------------------------------------------------------------------------------------------
1994
Net sales                                                $76,783   $76,865   $72,216   $66,787  $292,651
Gross profit                                              25,739    26,117    25,285    24,928   102,069
Net income                                                 2,701     3,358     3,043     2,719    11,821
Earnings per share:
  Primary                                                   $.32      $.39      $.36      $.32     $1.38
  Fully diluted                                             $.31      $.38      $.34      $.30     $1.33
---------------------------------------------------------------------------------------------------------

The total of the quarterly per share fully diluted earnings in 1995 and the total of the quarterly per share primary earnings in 1994 do not equal the total earnings per share for the respective year because the calculations are based on the weighted average number of shares outstanding during the periods.


CASH DIVIDENDS AND COMMON STOCK PRICE PER SHARE: 1994-1995

The cash dividends and the high and low sales prices of the Company's Common Stock for the past two years are shown in the following table:


                             1994                                                        1995
-------------------------------------------------------------------------------------------------------------------------
     1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER    1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER
-------------------------------------------------------------------------------------------------------------------------

                                                        DIVIDENDS PER SHARE
-------------------------------------------------------------------------------------------------------------------------
      $.07 1/3       $.07 1/3        $.07 1/3      $.07 1/3        $.08 2/3       $.08 2/3      $.08 2/3        $.08 2/3
-------------------------------------------------------------------------------------------------------------------------

                                                           SALES PRICE

-------------------------------------------------------------------------------------------------------------------------
                                         [A BAR GRAPH DEPICTS THE FOLLOWING SALES PRICES]


HIGH  $14 7/8         $15 1/8          $15 1/4      $16              $14 3/4        $15 7/8     $18 3/4          $20 1/8
LOW    12 1/8          12 1/4           13 3/8       13 5/8           13             14 1/4      15 1/2           17 3/8



The above tables reflect retroactively the 3 for 2 stock split effected in 1995 (see Note 2).

NUMBER OF
STOCKHOLDERS
There were 625 stockholders
of record at February 28, 1996.

STOCK EXCHANGE LISTING
New York Stock Exchange
Ticker Symbol: WN