Form 10-K, Exhibit 13
period 1996-12-31
WYNNS INTERNATIONAL INC
filed 1997-03-25
CIK 108721

                                                                     EXHIBIT 13



     This exhibit consists of the following portions of the 1996 Annual Report to Stockholders of Wynn's International, Inc.: the Report of Independent Auditors on page 17, the consolidated financial statements of Registrant on pages 18 through 32, the Selected Financial Data section on page 12, the Management's Discussion and Analysis of Financial Condition and Results of Operations section on pages 13 through 17, and the information appearing under "Common Stock Prices and Cash Dividends Per Share: 1996-1995" on page 33 and "Number of Stockholders" and "Stock Exchange Listing" on page 33.

WYNN'S INTERNATIONAL, INC.

SELECTED FINANCIAL DATA

                                                              Five years ended December 31, 1996
                                                 -----------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    1996        1995         1994        1993         1992
-------------------------------------------------------------------------------------------------------------
Continuing operations:
  Net sales                                       $288,531    $262,584     $234,659    $201,522     $191,223
-------------------------------------------------------------------------------------------------------------
  Income before taxes based on income               33,918      26,500       20,843      12,327        9,571
  Provision for taxes based on income               12,617       9,799        8,461       5,481        4,836
-------------------------------------------------------------------------------------------------------------
  Income from continuing operations                 21,301      16,701       12,382       6,846        4,735
Income (loss) from discontinued operations,
  net of income tax                                     16      (1,258)        (561)      2,135        2,518
Loss on disposal of discontinued operations,
  net of income tax                                   (879)        ---          ---         ---          ---
-------------------------------------------------------------------------------------------------------------
Net income                                        $ 20,438    $ 15,443     $ 11,821    $  8,981     $  7,253
-------------------------------------------------------------------------------------------------------------
Earnings (loss) per share of common stock (a):
  From continuing operations                         $1.50       $1.21         $.97        $.55         $.39
  Discontinued operations:
    Income (loss) from operations                      ---        (.09)        (.05)        .17          .21
    Loss on disposal                                  (.06)        ---          ---         ---          ---
-------------------------------------------------------------------------------------------------------------
Total                                                $1.44       $1.12         $.92        $.72         $.60
-------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding      14,233,872  13,780,365   12,811,718  12,481,377   12,140,240
-------------------------------------------------------------------------------------------------------------
Cash dividends per common share                     $.2667      $.2311       $.1956      $.1867       $.1778
-------------------------------------------------------------------------------------------------------------
Selected balance sheet items:
  Current assets                                  $154,002    $132,771     $120,000    $117,624     $124,897
  Current liabilities                               64,413      54,595       59,167      56,293       54,378
  Working capital                                   89,589      78,176       60,833      61,331       70,519
  Current ratio                                  2.39 to 1   2.43 to 1    2.03 to 1   2.09 to 1    2.30 to 1
  Total assets                                    $205,105    $177,822     $176,472    $167,799     $170,716
  Long-term debt due after one year                    ---          75       14,948      23,389       32,518
  Stockholders' equity                             132,952     116,233       95,440      84,442       78,853
  Book value per common share                        $9.72       $8.57        $7.61       $6.79        $6.48
-------------------------------------------------------------------------------------------------------------
Number of employees--continuing operations           1,962       1,769        1,729       1,579        1,514
-------------------------------------------------------------------------------------------------------------

NOTE:
(a) SEE NOTE 1 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR CERTAIN PER SHARE INFORMATION. ALL PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO REFLECT THE 3 FOR 2 STOCK SPLITS EFFECTED IN 1996, 1995 AND 1993.

The above Selected Financial Data for the five years ended December 31, 1996 is not reported upon herein by independent auditors. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

WYNN'S INTERNATIONAL, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF CONTINUING OPERATIONS

1996 COMPARED TO 1995--Net sales in 1996 were $288.5 million compared to $262.6 million in 1995, an increase of 10 percent. Sales increased 12 percent at the Specialty Chemicals Division and 8 percent for the Automotive and Industrial Components Division, which is comprised principally of Wynn's-Precision, Inc. ("Precision"), a Lebanon, Tennessee-based supplier of O-rings, seals and molded rubber products, and Robert Skeels & Company ("Skeels"), a small regional wholesale distributor of builders hardware products.

     Sales at the Specialty Chemicals Division, principally car care products, increased 12 percent on a worldwide basis compared to 1995. Excluding the impact of foreign exchange rate fluctuations, total revenues in 1996 would have increased 14 percent compared to 1995. The revenue increase was due principally to increased sales in the U.S., Canada, the United Kingdom and Belgium. In the U.S., revenues in 1996 increased 27 percent compared to 1995, mainly due to strong sales of the division's product warranty programs, higher sales to the U.S. professional market and the growth in export sales from the U.S. to Asian distributors. The Wynn's product warranty division experienced strong revenue growth again in 1996, with sales increasing 45 percent over 1995, principally because of increased business with national account customers and the continued high level of used car sales in the U.S. during the year. (See "Forward-Looking Statements" below for a description of risk factors which could adversely affect the product warranty division's sales growth.) Foreign subsidiary sales increased 2 percent in 1996 over 1995, but would have increased 6 percent if foreign exchange rates in 1996 had remained unchanged from 1995 rates. Sales increased in France (industrial products), Canada, the United Kingdom, Belgium and Australia, but sales decreased in the French automotive subsidiaries and in South Africa.

     Precision recorded an 8 percent increase in sales in 1996. Precision's growth was primarily due to higher sales to the U.S. automotive original equipment manufacturers (OEM's) and the off-road construction industry and the introduction of new products. Precision's sales in 1996 also increased due to the September 30, 1996 acquisition of an automotive plastic sealing business. Excluding this acquisition, sales increased 6 percent in 1996 over 1995. Sales of Precision's recently developed composite gasket increased in 1996 compared to 1995, and Precision expects this trend to continue as new applications are developed and approved by major automotive OEM's. (See "Forward-Looking Statements" below for a description of risk factors which could adversely affect this trend.) Precision continued to receive requests in 1996 for price freezes or price reductions from customers in a broad array of markets. Precision expects this trend to continue in 1997. Higher revenues at Precision generally resulted from an increase in the number of units sold as opposed to price increases.

     Skeels' sales increased 5 percent in 1996 compared to 1995, principally due to improved economic conditions in southern California and continued efforts to implement new sales and marketing programs.

     Interest income in 1996 was $1.8 million compared to $.9 million in 1995. The increase was due to higher cash and cash equivalent balances in 1996 than in the prior year.

     On a consolidated basis, total cost of sales in 1996 was 60.5 percent of sales compared to 59.9 percent in 1995. The small decrease in the consolidated gross margin was due primarily to the growth in sales of the product warranty programs in the Specialty Chemicals Division which generally have lower gross margins than other products of the Division. The Specialty Chemicals Division's gross profit increased in absolute dollars due to higher sales. Precision's gross margin was virtually the same in 1996 compared to 1995.

     Selling, general and administrative ("SG&A") expenses increased to $81.7 million in 1996 from $78.3 million in 1995, but as a percentage of sales declined from 29.8 percent in 1995 to 28.3 percent in 1996. The increase in SG&A expenses was principally attributable to the higher sales at the Specialty Chemicals Division and Precision, partially offset by lower corporate expenses. Operating expenses of the Specialty Chemicals Division declined as a percentage of sales due to the change in revenue mix, constant monitoring of costs and lower accruals for environmental claims. Precision's operating expenses in absolute dollars also increased over 1995 levels due to the higher revenues, but remained approximately the same as a percentage of Precision's revenues. During 1996, corporate expenses decreased compared to 1995 levels primarily because of lower expenses for employee severance and environmental matters. The Company closely monitors legal and factual developments in the environmental area to evaluate the adequacy of present reserves.

     Interest expense in 1996 declined to $.2 million from $1.4 million in 1995 due to the lack of virtually any interest bearing indebtedness in 1996. During 1995 the

WYNN'S INTERNATIONAL, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company repaid nearly all of its indebtedness and remained virtually debt free throughout 1996.

     Income before taxes from continuing operations was $33.9 million in 1996 compared to $26.5 million in 1995. In the Automotive and Industrial Components Division, operating profits increased 6 percent in 1996 due to Precision's higher revenue levels. Precision's profitability is sensitive to changes in volume. Operating profits of the Specialty Chemicals Division increased 36 percent in 1996 due to increased revenues and lower operating costs as a percentage of sales. Excluding the impact of foreign exchange rate changes, the Specialty Chemicals Division's operating profit would have increased 40 percent in 1996.

     The effective tax rate in 1996 increased slightly to 37.2 percent compared to the effective tax rate of 37.0 percent in 1995.

     Income from continuing operations in 1996 was $21.3 million compared to $16.7 million in 1995. The improvement in 1996 compared to 1995 was primarily attributable to the higher operating profit at both the Specialty Chemicals Division and Precision, the increase in interest income, and the decrease in interest expense.

     Primary earnings per share from continuing operations in 1996 was $1.50 compared to $1.21 in 1995. Fully diluted earnings per share from continuing operations in 1996 was $1.49 compared to $1.19 in 1995. (See Note 2 of Notes to Consolidated Financial Statements for a discussion of the 3 for 2 stock splits in 1996 and 1995.) The increase in per share results in 1996 was due to the increase in net income, partially offset by an increase in shares outstanding. The number of shares outstanding increased primarily as a result of the exercise of stock options to purchase 199,234 shares of common stock and an increase in the number of outstanding stock options required to be included in the outstanding shares calculation. These increases were offset by the repurchase in 1996 of 102,150 shares of the Company's common stock pursuant to a $15 million share repurchase program authorized in December 1995.

RESULTS OF DISCONTINUED OPERATIONS

1996 COMPARED TO 1995--On May 23, 1996, the Company sold the principal operating assets of Wynn's Climate Systems, Inc., ("WCS"), the automotive air conditioning subsidiary which was formerly part of the Automotive and Industrial Components Division. The buyer was Moog Automotive, Inc., a wholly-owned subsidiary of Cooper Industries, Inc.

     The results of operations for WCS and the loss on disposal of WCS' principal net operating assets have been classified on the statements of income as discontinued operations. Revenues from discontinued operations for the period January 1 to May 23, 1996 and for the twelve months ended December 31, 1995 were $20,353,000 and $41,203,000, respectively. The loss on disposal of WCS for the year ended December 31, 1996 includes a $2.6 million tax benefit attributable to the deductibility of goodwill associated with the original acquisition of WCS in 1978. Such goodwill had been previously expensed for financial statement purposes with no tax benefit.

FINANCIAL CONDITION

     Working capital at December 31, 1996 was $89.6 million compared to $78.2 million at December 31, 1995. The current ratio was 2.39 to 1 at December 31, 1996 compared to 2.43 to 1 at December 31, 1995. Net assets from discontinued operations have been included in working capital amounts at the end of each year. The Company has adequate cash and cash equivalents and lines of credit to meet foreseeable working capital requirements.

     Cash and cash equivalents were $53.3 million at December 31, 1996 compared to $23.1 million at December 31, 1995. The increase in cash and cash equivalents was primarily due to the net proceeds received in connection with the disposition of net assets of discontinued operations and cash provided by operating activities, partially offset by the use of cash for a business acquisition and other investing and financing activities.

     On September 30, 1996, the Company purchased substantially all of the assets of the automotive plastics business of Lawson Mardon Wheaton Inc. The initial purchase price payable in cash was $8.8 million, subsequently reduced to $8.3 million due to post-closing asset valuations. The business is located in Springfield, Kentucky and manufactures plastic seals for automotive original equipment manufacturers and Tier 1 suppliers. The acquired business had annual sales of approximately $14 million at the time of acquisition. Operating results from the acquired business were included in the Automotive and Industrial Components Division beginning in the fourth quarter of 1996.

     Accounts receivable increased $4.6 million to $48.3 million at December 31, 1996 from $43.8 million at December 31, 1995. This increase was principally due to the higher sales in the fourth quarter of 1996 at Precision

WYNN'S INTERNATIONAL, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and the Specialty Chemicals Division compared to the quarter ended December 31, 1995 and the inclusion of the receivables of the acquired business. Inventories increased $3.7 million to $30.9 million at the end of 1996 compared to $27.3 million at December 31, 1995. The increase in inventories was due to higher inventory levels at Precision due principally to the inclusion of the inventories of the acquired business, partially offset by lower inventories at the Specialty Chemicals Division. Net assets of discontinued operations decreased $23.4 million to $.3 million at December 31, 1996 from $23.6 million at December 31, 1995. This decrease was due to the previously reported sale of WCS' principal operating assets in May 1996 and subsequent activities to dispose of its remaining net assets.

     Total current liabilities increased $9.8 million to $64.4 million at December 31, 1996 from $54.6 million at December 31, 1995. The increase was primarily due to higher accruals for product warranty programs, the amount payable for taxes based on income and a general increase in other accrued liabilities.

     Property, plant and equipment increased $6.1 million to $44.7 million in 1996, consisting of $9.1 million in additions (principally at Precision and the Specialty Chemicals Division), the acquisition of the sealing business, offset by the annual depreciation charge of $6.7 million, as well as retirements and foreign exchange adjustments.

     At December 31, 1996, the Company had two separate $15.0 million unsecured domestic committed bank lines of credit, which permit borrowings through June 1997, and one uncommitted line of credit. The Company also has a committed $4.0 million unsecured multicurrency and trade finance line of credit and various other foreign uncommitted credit lines. At December 31, 1996, no borrowings were outstanding under any of these lines.

     The Company believes that additional lines of credit could be obtained if necessary. Under present circumstances, neither additional lines of credit nor additional long-term financing is required to supplement working capital requirements.

     Stockholders' equity at the end of 1996 was $133.0 million compared to $116.2 million at the end of 1995. The increase resulted from net income of $20.4 million, the amortization of $.4 million of unearned compensation, $1.6 million from the exercise of stock options and $.5 million of tax benefits related to stock option exercises and stock awards, reduced by dividends of $3.6 million, $1.8 million of repurchases of the Company's common stock and an $.8 million decrease in the foreign currency translation account. Under the Company's Stock-Based Incentive Award Plan, 135,000 and 7,500 shares of restricted stock were issued in December 1993 and December 1996, respectively, to the Company's Chief Executive Officer. The market value of the restricted stock at the time of grant was recorded as unearned compensation in a separate component of stockholders' equity and is being amortized to expense ratably over the respective three-year and one-year vesting periods. Amortization of approximately $.4 million was recognized in 1996.

     The Company expects total capital expenditures in 1997 to be approximately $11 million, funded from current operations. As previously announced, the Company is continuing to explore possible niche acquisitions.

IMPACT OF CHANGING PRICES ON SALES AND INCOME

     The Company attempts to minimize the impact of inflation on production and operating costs through cost control programs and productivity improvements. Over the past three years the inflation rate has been relatively low. Nonetheless, the Company has continued to face increases in the cost of labor and some materials, despite requests for price reductions from many customers. Due to intense competition, the Company in 1996 generally was not able to raise prices to its customers to pass along the cost increases experienced.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Annual Report may be "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in that they express the Company's expectations or beliefs concerning future events. The statements include the following: the expected continued growth of sales of the product warranty division and Precision's composite gasket product line; the sufficiency of working capital; the availability of new lines of credit if needed by the Company; and the anticipated level of capital expenditures.

     The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including the following: sales of new and used cars in the U.S.; automotive and off-road construction vehicle production rates in North America; currency

WYNN'S INTERNATIONAL, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

exchange rates relative to the U.S. dollar; the impact of competitive products and pricing; attempts by state governments to regulate the product warranty program; termination of one or more of the product warranty division's alliances with automobile finance companies; and general economic conditions, especially in North America and Western Europe.

     The Company's actual results thus may differ materially from the expected results expressed or implied by the forward-looking statements.

RESULTS OF CONTINUING OPERATIONS

1995 COMPARED TO 1994--Net sales in 1995 were $262.6 million compared to $234.7 million in 1994, an increase of 12 percent. Sales increased 19 percent at the Specialty Chemicals Division and 5 percent for the Automotive and Industrial Components Division, which is comprised of Precision and Skeels.

     Precision recorded a 5 percent increase in sales in 1995. Precision's growth was primarily due to the relatively high U.S. automotive and off-road construction vehicle rates, the introduction of new products and the continued higher level of industrial activity in the U.S. Higher revenues were derived from sales of O-rings and composite gaskets. Precision continued to receive requests in 1995 for price freezes or price reductions from customers in a broad array of markets. Precision expected this trend to continue in 1996. Higher revenues at Precision generally resulted from an increase in the number of units sold as opposed to price increases. Sales of Skeels increased 3 percent in 1995 compared to 1994.

     Sales at the Specialty Chemicals Division, principally car care products, increased 19 percent on a worldwide basis compared to 1994. Excluding the impact of foreign exchange rate fluctuations, total revenues in 1995 would have increased 15 percent compared to 1994. The revenue increase was due principally to increased sales in the U.S., France and Belgium. In the U.S., revenues in 1995 increased 34 percent compared to 1994, mainly due to strong sales of the division's product warranty programs, higher sales to the U.S. professional market and growth in export sales from the U.S. to Latin American and Asian distributors. The Wynn's product warranty division experienced strong revenue growth in 1995 principally because of the development of new customers and the general growth in sales of used cars in the U.S. during the year. Foreign subsidiary sales increased 11 percent in 1995 over 1994. Foreign subsidiary sales would have increased 4 percent in 1995 if foreign exchange rates had remained unchanged from 1994 rates. Sales increased in France, Belgium, Canada and South Africa, but decreased in Australia, Germany, Mexico and the United Kingdom.

     On a consolidated basis, total cost of sales in 1995 was 59.9 percent of sales compared to 60.1 percent in 1994. The increase in the consolidated gross margin was due primarily to the growth in sales at the Specialty Chemicals Division and Precision. Precision's gross margin increased in 1995 due to the higher sales volumes compared to the prior year. The Specialty Chemicals Division's gross profit increased in absolute dollars due to higher sales, but the gross margin percentage declined compared to 1994 due to a change in the product mix within the Division.

     Selling, general and administrative ("SG&A") expenses increased to $78.3 million in 1995, or 29.8 percent of sales, from $70.9 million in 1994, or 30.2 percent of sales. The increase in absolute dollars in SG&A expenses was principally attributable to higher sales at the Specialty Chemicals Division and Precision and higher corporate expenses. While total expenses at the Specialty Chemicals Division increased due to this Division's growth in revenues, operating expenses declined as a percentage of sales due to improved cost controls and the change in revenue mix. The Division continues to accrue reserves for environmental claims arising out of present and historical matters. The amounts reserved in 1995 decreased compared to 1994. Precision's operating expenses in absolute dollars also increased over 1994 levels due to the higher revenues, but remained approximately the same as a percentage of Precision's revenues. During 1995, corporate expenses increased over 1994 levels primarily because of increased expenses for incentive compensation.

     Interest expense in 1995 was $1.4 million, which was less than the $2.4 million of interest expense in 1994. The decrease is primarily due to the reduction of outstanding indebtedness. In March 1995, the Company paid a $7.9 million installment on its 10.75 percent senior notes. Also in March 1995, the holder of the Company's 9 percent convertible notes converted the remaining $6,250,000 principal amount of such notes into 958,805 shares of the Company's common stock.

     Income before taxes from continuing operations was $26.5 million in 1995 compared to $20.8 million in 1994. Operating profits of Precision increased 11 percent in 1995 due to higher revenue levels. Precision's profitability is sensitive to changes in volume. Operating profits of the

WYNN'S INTERNATIONAL, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Specialty Chemicals Division increased 36 percent in 1995 due to increased revenues. Excluding the impact of foreign exchange rate changes, operating profit would have increased 27 percent in 1995.

     The effective tax rate in 1995 was 37.0 percent compared to the effective tax rate of 40.6 percent in 1994. The lower effective tax rate in 1995 was principally due to a reduction in the provision for unremitted foreign earnings.

     Income from continuing operations in 1995 was $16.7 million compared to $12.4 million in 1994. The improvement in 1995 compared to 1994 was primarily attributable to the higher operating profit at Precision and the Specialty Chemicals Division, the decrease in interest expense and the lower effective tax rate.

     Primary earnings per share from continuing operations in 1995 was $1.21 compared to $.97 in 1994. Fully diluted earnings per share in 1995 was $1.19 compared to $.92 in 1994. (See Note 2 of Notes to Consolidated Financial Statements for a discussion of the 3 for 2 stock split in 1995.) The increase in per share results in 1995 was due to the increase in net income, partially offset by an increase in shares outstanding. The number of shares outstanding increased primarily as a result of the conversion in March 1995 of $6,250,000 principal amount of the Company's 9 percent convertible notes into 958,805 shares of common stock, the exercise of stock options to purchase 71,775 shares of common stock and an increase in the number of oustanding stock options required to be included in the outstanding shares calculation.

RESULTS OF DISCONTINUED OPERATIONS

1995 COMPARED TO 1994--Revenues from discontinued operations declined 29 percent to $41.2 million in 1995 compared to $58.0 million in 1994. The lower revenues were principally due to a decline in sales to WCS' OEM customers. The loss from discontinued operations in 1995 was $1.3 million compared to a loss of $.6 million in 1994. The increased loss was due to the lower sales and related lower gross margin, and a lower tax benefit, partially offset by reduced operating expenses. The effective tax rate in 1994 benefited from adjustments to certain income tax credits.



REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders, Wynn's International, Inc.

     We have audited the accompanying consolidated balance sheets of Wynn's International, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wynn's International, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                         /s/ Ernst & Young LLP

                                                         Los Angeles, California
                                                                January 27, 1997

WYNN'S INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

                                                                            Year ended December 31
                                                                       ---------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                         1996         1995       1994
--------------------------------------------------------------------------------------------------------
Revenues:
  Net sales                                                            $288,531     $262,584   $234,659
  Interest income                                                         1,763          943        584
--------------------------------------------------------------------------------------------------------
                                                                        290,294      263,527    235,243
--------------------------------------------------------------------------------------------------------
Costs and expenses:
  Cost of sales                                                         174,440      157,398    141,108
  Selling, general and administrative                                    81,719       78,279     70,927
  Interest expense                                                          217        1,350      2,365
--------------------------------------------------------------------------------------------------------
                                                                        256,376      237,027    214,400
--------------------------------------------------------------------------------------------------------
Income from continuing operations before taxes based on income           33,918       26,500     20,843
Provision for taxes based on income                                      12,617        9,799      8,461
--------------------------------------------------------------------------------------------------------
Income from continuing operations                                        21,301       16,701     12,382
--------------------------------------------------------------------------------------------------------
Discontinued operations:
  Income (loss) from discontinued operations, net of income
    taxes (benefits) of $14, $(691) and $(903), respectively                 16       (1,258)      (561)
  Loss on disposal of discontinued operations, net of
    income tax benefits of $4,643                                          (879)         ---        ---
--------------------------------------------------------------------------------------------------------
Net income                                                             $ 20,438     $ 15,443   $ 11,821
--------------------------------------------------------------------------------------------------------
Earnings (loss) per share of common stock:
  Primary:
    Continuing operations                                                 $1.50        $1.21       $.97
    Discontinued operations:
      Income (loss) from operations                                         ---         (.09)      (.05)
      Loss on disposal                                                     (.06)         ---        ---
--------------------------------------------------------------------------------------------------------
        Total                                                             $1.44        $1.12       $.92
--------------------------------------------------------------------------------------------------------
  Fully diluted:
    Continuing operations                                                 $1.49        $1.19       $.92
    Discontinued operations:
      Income (loss) from operations                                         ---         (.09)      (.04)
      Loss on disposal                                                     (.06)         ---        ---
--------------------------------------------------------------------------------------------------------
        Total                                                             $1.43        $1.10       $.88
--------------------------------------------------------------------------------------------------------

See accompanying notes.

WYNN'S INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

                                                                                      December 31
                                                                                 ---------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                   1996        1995
------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                      $ 53,304    $ 23,127
  Accounts receivable, less $870 allowance for doubtful accounts
    ($710 in 1995)                                                                 48,347      43,766
  Inventories                                                                      30,940      27,288
  Prepaid expenses and other current assets (including deferred tax assets
    of $12,025 in 1996 and $7,442 in 1995)                                         21,157      14,974
  Net assets of discontinued operations                                               254      23,616
------------------------------------------------------------------------------------------------------
      Total current assets                                                        154,002     132,771
Property, plant and equipment, at cost less
  accumulated depreciation and amortization                                        44,719      38,664
Costs in excess of fair value of net assets of
  businesses acquired, less accumulated amortization of $1,829 ($1,577 in 1995)     3,194       3,041
Other assets                                                                        3,190       3,346
------------------------------------------------------------------------------------------------------
                                                                                 $205,105    $177,822
------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                               $ 18,137    $ 18,253
  Dividends payable                                                                   916         789
  Taxes based on income                                                             3,676       2,289
  Accrued liabilities:
    Product warranty programs                                                      12,434       9,175
    Salaries and other compensation                                                 9,832       9,926
    Other                                                                          19,349      14,072
  Long-term debt due within one year                                                   69          91
------------------------------------------------------------------------------------------------------
      Total current liabilities                                                    64,413      54,595
Long-term debt due after one year                                                     ---          75
Deferred taxes based on income                                                      7,740       6,919
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par value; 500,000 shares authorized, none issued               ---         ---
  Common stock, $1 par value; 20,000,000 shares authorized,
    14,546,540 shares issued (14,347,306 in 1995)                                  14,547      14,348
  Capital in excess of par value                                                   10,377       8,390
  Retained earnings                                                               115,418      98,619
  Equity adjustment from foreign currency translation                              (1,985)     (1,170)
  Unearned compensation                                                              (139)       (373)
  Common stock held in treasury 869,962 shares, at cost (781,312 in 1995)          (5,266)     (3,581)
------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                  132,952     116,233
------------------------------------------------------------------------------------------------------
                                                                                 $205,105    $177,822
------------------------------------------------------------------------------------------------------

See accompanying notes.

WYNN'S INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Three years ended December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      EQUITY
                                                                                     ADJUSTMENT                  COMMON
                                          COMMON STOCK      CAPITAL IN              FROM FOREIGN                  STOCK
(DOLLARS IN THOUSANDS,             -----------------------   EXCESS OF   RETAINED     CURRENCY      UNEARNED     HELD IN
EXCEPT PER SHARE AMOUNTS)             SHARES       AMOUNT    PAR VALUE   EARNINGS   TRANSLATION   COMPENSATION   TREASURY   TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994         13,223,643     $13,224    $ 1,928    $ 76,873     $(2,814)       $(1,188)    $(3,581)  $ 84,442
  Net income                              ---         ---        ---      11,821         ---            ---         ---     11,821
  Cash dividends of $.1956
    per common share                      ---         ---        ---      (2,444)        ---            ---         ---     (2,444)
  Stock options exercised              54,731          55        293         ---         ---            ---         ---        348
  Tax benefits related to
    stock option exercises                ---         ---         40         ---         ---            ---         ---         40
  Conversion of $250
    convertible notes                  38,352          38        212         ---         ---            ---         ---        250
  Adjustments from foreign
    currency translation, net             ---         ---        ---         ---         576            ---         ---        576
  Amortization of unearned
    compensation                          ---         ---        ---         ---         ---            407         ---        407
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994       13,316,726      13,317      2,473      86,250      (2,238)          (781)     (3,581)    95,440
  Net income                              ---         ---        ---      15,443         ---            ---         ---     15,443
  Cash dividends of $.2311
    per common share                      ---         ---        ---      (3,074)        ---            ---         ---     (3,074)
  Cash paid for fractional
    shares at time of split               ---         ---         (1)        ---         ---            ---         ---         (1)
  Stock options exercised              71,775          72        481         ---         ---            ---         ---        553
  Tax benefits related to
    stock option exercises
    and stock awards                      ---         ---        146         ---         ---            ---         ---        146
  Conversion of $6,250
    convertible notes                 958,805         959      5,291         ---         ---            ---         ---      6,250
  Adjustments from foreign
    currency translation, net             ---         ---        ---         ---       1,068            ---         ---      1,068
  Amortization of unearned
    compensation                          ---         ---        ---         ---         ---            408         ---        408
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995       14,347,306      14,348      8,390      98,619      (1,170)          (373)     (3,581)   116,233
  Net income                              ---         ---        ---      20,438         ---            ---         ---     20,438
  Cash dividends of $.2667
    per common share                      ---         ---        ---      (3,639)        ---            ---         ---     (3,639)
  Purchase of treasury stock
    at cost                               ---         ---        ---         ---         ---            ---      (1,767)    (1,767)
  Cash paid for fractional
    shares at time of split               ---         ---         (4)        ---         ---            ---         ---         (4)
  Stock options exercised             199,234         199      1,391         ---         ---            ---          37      1,627
  Restricted stock issued
    to employee                           ---         ---        107         ---         ---           (152)         45        ---
  Tax benefits related to
    stock option exercises
    and stock awards                      ---         ---        493         ---         ---            ---         ---        493
  Adjustments from foreign
    currency translation, net             ---         ---        ---         ---        (815)           ---         ---       (815)
  Amortization of unearned
    compensation                          ---         ---        ---         ---         ---            386         ---        386
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996       14,546,540     $14,547    $10,377    $115,418     $(1,985)       $  (139)    $(5,266)  $132,952
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

WYNN'S INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             Year ended December 31
                                                                        --------------------------------
(DOLLARS IN THOUSANDS)                                                    1996        1995        1994
--------------------------------------------------------------------------------------------------------
Operating Activities:
  Income from continuing operations                                     $21,301     $16,701     $12,382
  Adjustments:
    Depreciation and amortization                                         7,405       6,840       6,090
    Provision for uncollectible accounts                                    312         244          88
    Amortization of stock compensation                                      386         408         407
    (Gain) loss on fixed asset disposals                                    (11)        (59)         34
    (Benefit) provision for deferred income taxes                        (3,381)     (1,351)        178
    Decrease (increase) in:
       Accounts receivable-net                                           (2,721)     (3,649)     (7,752)
       Inventories                                                       (1,492)       (710)       (701)
       Prepaid expenses and other current assets                         (1,127)       (583)        273
       Other assets                                                        (296)       (290)        (36)
    Increase (decrease) in:
       Accounts payable                                                    (116)      2,332       2,876
       Product warranty program reserves                                  3,259       3,764       1,785
       Income taxes payable                                               1,754       1,224      (1,243)
       Accrued liabilities                                                4,217       2,158       4,602
--------------------------------------------------------------------------------------------------------
         Net cash provided by continuing operations                      29,490      27,029      18,983
--------------------------------------------------------------------------------------------------------
  Income (loss) from discontinued operations                                 16      (1,258)       (561)
  Loss on disposal of discontinued operations                              (879)        ---         ---
  Net items providing cash from (used in) discontinued operations          (269)      4,630      (2,412)
--------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) discontinued operations          (1,132)      3,372      (2,973)
--------------------------------------------------------------------------------------------------------
    Net cash provided by all operating activities                        28,358      30,401      16,010
--------------------------------------------------------------------------------------------------------
Investing Activities:
  Additions to property, plant and equipment                             (9,059)     (6,755)    (11,576)
  Proceeds from sale of property, plant and equipment                        93         146         459
  Acquisition of business                                                (8,255)        ---         ---
  Net proceeds from disposition of net assets
    of discontinued operations                                           23,631         ---         ---
  Other cash receipts (disbursements)-net                                   (20)      1,319         112
--------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                   6,390      (5,290)    (11,005)
--------------------------------------------------------------------------------------------------------
Financing Activities:
  Borrowings under lines of credit-net                                      ---        (239)       (570)
  Payments on long-term debt                                                (97)    (16,693)     (8,210)
  Dividends paid                                                         (3,512)     (2,899)     (2,440)
  Proceeds from exercise of stock options                                 1,627         553         348
  Purchase of treasury stock                                             (1,767)        ---         ---
  Other cash disbursements-net                                               (4)         (1)        ---
--------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                (3,753)    (19,279)    (10,872)
--------------------------------------------------------------------------------------------------------
Effect of exchange rate changes                                            (818)        849         916
--------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                     30,177       6,681      (4,951)
Cash and cash equivalents at beginning of year                           23,127      16,446      21,397
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                $53,304     $23,127     $16,446
--------------------------------------------------------------------------------------------------------

Supplemental disclosure of interest and income taxes paid and noncash investing and financing activities:
    Interest paid in 1996, 1995 and 1994 was $107,000, $2,484,000 and
    $3,020,000, respectively. Income taxes paid in 1996, 1995 and 1994 were $9,615,000, $9,235,000 and $8,623,000, respectively. In 1995 and 1994, additional common stock was issued upon the conversion of $6,250,000 and $250,000, respectively, of long-term debt.

See accompanying notes.

WYNN'S INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Wynn's International, Inc. ("Wynn's" or the "Company") and its wholly-owned subsidiaries and one majority-owned subsidiary. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the prior years' amounts to conform with the 1996 presentation. On May 23, 1996, the Company sold the principal operating assets of Wynn's Climate Systems, Inc. ("WCS"), a manufacturer and marketer of automotive air conditioning systems and components. The results of operations for WCS and the loss on disposal of WCS' principal net operating assets have been classified on the statements of income as discontinued operations. The net assets of WCS have been classified on the balance sheets as net assets of discontinued operations and at December 31, 1996 consist primarily of accounts receivable, inventory and other accrued liabilities. All years presented have been recast to reflect the effect of the discontinued operations.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


STOCK SPLITS

     The Company effected a 3 for 2 stock split in the fourth quarter of 1996 and a similar 3 for 2 stock split in the fourth quarter of 1995. All share and per share amounts have been adjusted retroactively for both stock splits (see
Note 2).

EARNINGS PER SHARE

     Primary earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year and assumes the exercise of stock options. Fully diluted earnings per share is calculated by dividing net income adjusted for the interest on the convertible debt by the weighted average number of fully diluted shares outstanding during the year, and assumes the conversion of the convertible debt and the exercise of stock options. The weighted average number of shares outstanding used to calculate earnings per share in 1996, 1995 and 1994 for primary purposes were 14,233,872, 13,780,365 and 12,811,718, respectively, and for fully diluted purposes were 14,307,395, 14,053,598 and 13,789,521, respectively. (See Note 2 for a discussion of the stock splits effected in 1996 and 1995.)

CASH AND CASH EQUIVALENTS

     The Company's policy is to invest cash in excess of operating requirements in short-term interest bearing investments. Cash equivalents of $50,344,000 in 1996 and $20,574,000 in 1995 include commercial paper, guaranteed investment contracts, certificates of deposit and money market accounts which have maturities of three months or less when purchased and are stated at cost, which approximates fair market value.

CONCENTRATIONS OF CREDIT RISK

     The Company places its temporary cash investments in high credit quality financial institutions and investment grade short-term investments and limits the amount of credit exposure to any one entity. Substantially all of the Company's accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both in the U.S. and internationally. The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 1996 with respect to its temporary cash investments or accounts receivable.

INVENTORIES

     Inventories are stated at the lower of cost (principally first-in, first-out) or market.

DEPRECIATION

     Depreciation and amortization of property, plant and equipment are calculated principally using the straight-line method over the estimated useful lives of the respective assets (see Note 8).

COSTS IN EXCESS OF FAIR VALUE OF
NET ASSETS OF BUSINESSES ACQUIRED

     Costs in excess of fair value of net assets of businesses acquired are amortized using the straight-line method over a period of ten to forty years.

LONG-LIVED ASSETS

     During 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("Statement 121"). In accordance with Statement 121, long-lived assets and

WYNN'S INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based upon the Company's analysis under Statement 121, the Company believes that no impairment of the carrying value of its long-lived assets existed at December 31, 1996.

INCOME TAXES

     The Company provides for income taxes utilizing the liability method and provides taxes on the undistributed earnings of all foreign subsidiaries.

FOREIGN CURRENCY TRANSLATION

     Gains and losses resulting from balance sheet translation of foreign operations where a foreign currency is the functional currency are included as a separate component of stockholders' equity.

FOREIGN EXCHANGE CONTRACTS

     The Company enters into foreign exchange contracts to hedge certain intercompany transactions with its foreign subsidiaries. These contracts reduce currency risk from exchange rate movements. Gains and losses are deferred and accounted for as part of the underlying transactions. The contractual amounts and related deferred gains and losses from these contracts are immaterial.

STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for performance shares is recorded over the vesting period from the date the underlying stock options are exercised based on the fair market value of the Company's stock on the option exercise date.

2. DISCONTINUED OPERATIONS; ACQUISITION; STOCK SPLITS

DISCONTINUED OPERATIONS

     On May 23, 1996, the Company sold the principal operating assets of Wynn's Climate Systems, Inc. The assets acquired by the buyer included substantially all of WCS' property, plant and equipment and its intellectual property. The buyer assumed certain liabilities, contracts and leases of WCS. The buyer entered into a consignment agreement to sell, on a reasonable best-efforts basis, WCS' inventory during the twelve months ending May 22, 1997 and to collect on behalf of WCS all outstanding accounts receivable. As of December 31, 1996, the Company has received $26.1 million (including tax benefits of $2.5 million) of an expected total of $29.0 million (including tax benefits of $4.6 million) from the transaction.

     Revenues from discontinued operations for the period January 1 to May 23, 1996 were $20,353,000 and for the twelve months ended December 31, 1995 and 1994 were $41,203,000 and $57,992,000, respectively.

ACQUISITION

     On September 30, 1996, the Company purchased substantially all of the assets of the automotive plastics business of Lawson Mardon Wheaton Inc. The purchase price was $8,255,000. The acquisition has been accounted for using the purchase method of accounting. The business is located in Springfield, Kentucky and manufactures plastic seals for automotive original equipment manufacturers and Tier 1 suppliers. The business had annual sales of approximately $14 million. Operating results from the business are included in the Automotive and Industrial Components Division beginning in the fourth quarter of 1996.

STOCK SPLITS

     On December 11, 1996, the Board of Directors authorized a 3 for 2 stock split effected in the form of a stock dividend payable to stockholders of record on December 23, 1996. Previously, on November 29, 1995, the Board of Directors authorized a 3 for 2 stock split also effected in the form of a stock dividend payable to stockholders of record on December 15, 1995. All references in the financial statements to average number of shares outstanding and related prices, per share amounts, convertible note and stock option plan data have been restated retroactively to reflect both of the 3 for 2 splits.

WYNN'S INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  FOREIGN OPERATIONS

     Condensed combined financial information of Wynn's foreign subsidiaries (the operations of which are located in Australia, Belgium, Canada, France, Germany, Holland, Mexico, New Zealand, South Africa, Spain, United Kingdom and Venezuela) at December 31, 1996 and 1995 and for the three years ended December 31, 1996 before eliminations of intercompany balances and profits and any provision for taxes on repatriation of foreign earnings, is as follows:


(IN THOUSANDS)                                                 1996      1995
--------------------------------------------------------------------------------
Assets:
  Current assets                                             $44,099   $43,228
  Property, plant and equipment                                5,055     5,397
  Other noncurrent assets                                      2,983     3,152
--------------------------------------------------------------------------------
                                                             $52,137   $51,777
--------------------------------------------------------------------------------
Liabilities and stockholders' equity:
--------------------------------------------------------------------------------
  Current liabilities                                        $21,115   $21,696
  Long-term debt and deferred
    taxes based on income                                        689     1,524
  Stockholders' equity                                        30,333    28,557
--------------------------------------------------------------------------------
                                                             $52,137   $51,777
--------------------------------------------------------------------------------

(IN THOUSANDS)                                      1996      1995      1994
--------------------------------------------------------------------------------
Net sales                                          $93,949   $91,946   $81,739
--------------------------------------------------------------------------------
Net income                                         $ 5,357   $ 4,941   $ 4,009
--------------------------------------------------------------------------------

     Transaction gains and losses resulting from changes in foreign currency exchange rates have been charged to operations and are immaterial.


4.  INVENTORIES

     Inventories consist of the following at December 31, 1996 and 1995:

(IN THOUSANDS)                                                 1996      1995
--------------------------------------------------------------------------------
Finished goods                                               $19,789   $17,346
Raw materials and work in process                             11,151     9,942
--------------------------------------------------------------------------------
                                                             $30,940   $27,288
--------------------------------------------------------------------------------


5.  TAXES BASED ON INCOME

     The provision for taxes based on income from continuing operations consists of the following elements for the three years ended December 31, 1996:

(IN THOUSANDS)                                       1996      1995      1994
--------------------------------------------------------------------------------
Current:
  Federal                                          $ 9,535   $ 7,653   $ 4,210
  State                                              1,488     1,412     1,104
  Foreign                                            3,845     3,897     3,747
--------------------------------------------------------------------------------
  Total current                                     14,868    12,962     9,061
--------------------------------------------------------------------------------
Deferred:
  Federal                                             (650)   (2,154)     (358)
  State                                               (373)     (502)      126
  Foreign                                           (1,228)     (507)     (368)
--------------------------------------------------------------------------------
  Total deferred                                    (2,251)   (3,163)     (600)
--------------------------------------------------------------------------------
Total                                              $12,617   $ 9,799   $ 8,461
--------------------------------------------------------------------------------

     Pretax income from continuing operations for domestic and foreign operations for the three years ended December 31, 1996 is as follows:

(IN THOUSANDS)                                       1996      1995      1994
--------------------------------------------------------------------------------
Domestic                                           $26,444   $18,450   $14,975
Foreign                                              7,474     8,050     5,868
--------------------------------------------------------------------------------
                                                   $33,918   $26,500   $20,843
--------------------------------------------------------------------------------

     A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of income from continuing operations before taxes based on income for the three years ended December 31, 1996, follows:

                                                     1996      1995      1994
--------------------------------------------------------------------------------
Statutory federal income
  tax rate                                           35.0%     35.0%     35.0%
State taxes, net of federal
  tax benefit                                         2.1       2.2       2.1
Other-net                                             0.1      (0.2)      3.5
--------------------------------------------------------------------------------
                                                     37.2%     37.0%     40.6%
--------------------------------------------------------------------------------

     At December 31, 1996, the Company had the following carryforwards for tax purposes available for future utilization with the indicated expiration periods (in thousands):

                                              FOREIGN NET
                   YEAR                     OPERATING LOSS
--------------------------------------------------------------------------------
                   2001                          $   34
                   2002                              61
                   2003                              39
                   2004                              37
                   2005                              74
                   2006                              46
                Unlimited                         1,112
--------------------------------------------------------------------------------
                                                 $1,403
--------------------------------------------------------------------------------

WYNN'S INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A valuation allowance of $1,617,000 has been recognized to offset these and other deferred tax assets. The valuation allowance against deferred tax assets decreased by $108,000 during 1996 due to a net decrease in tax attribute carryovers.

     Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

(IN THOUSANDS)                                                 1996      1995
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Foreign earnings                                           $ 2,031   $ 3,011
  Accelerated depreciation
    and amortization                                           2,878     2,646
  Pension plan                                                 1,160       968
  Other                                                        3,780     2,938
--------------------------------------------------------------------------------
Total deferred tax liabilities                                 9,849     9,563
--------------------------------------------------------------------------------
Deferred tax assets:
  Accrued expenses                                            12,053     8,774
  Inventory valuation                                          2,295     1,526
  Tax attributes carryover                                     1,403     1,511
--------------------------------------------------------------------------------
Subtotal                                                      15,751    11,811
  Valuation allowances                                        (1,617)   (1,725)
--------------------------------------------------------------------------------
Total deferred tax assets                                     14,134    10,086
--------------------------------------------------------------------------------
Net deferred tax assets                                      $ 4,285   $   523
--------------------------------------------------------------------------------

     The provisions (benefits) for income taxes for discontinued operations differ from those amounts computed by applying the statutory federal income tax rates due principally to deductible goodwill and federal tax credits.



6. LINES OF CREDIT

     The Company has two domestic committed unsecured lines of credit for $15.0 million each and various domestic and foreign uncommitted credit lines. The lines provide for borrowings at interest rates of prime (8.25% at December 31, 1996) and/or various other prevailing rates. At December 31, 1996, the Company had no outstanding borrowing under these lines of credit.

     The Company also has a $4.0 million unsecured multicurrency and trade finance line of credit which provides for standby and commercial letters of credit. At December 31, 1996, there were no outstanding amounts under this facility. This facility and the two domestic committed lines of credit permit borrowings through June 1997.

     In 1996, 1995 and 1994, the average amount of notes payable outstanding during the year was $27,000, $1,205,000 and $602,000, respectively, and the related average interest rate was 6.5%, 6.9% and 10.4%, respectively.

7. LONG-TERM DEBT

At December 31, 1996, the Company had $69,000 of miscellaneous long-term debt outstanding, all of which was due within one year. At December 31, 1995, the Company had $166,000 of miscellaneous long-term debt outstanding, of which $75,000 was due after one year and $91,000 due within one year. Interest expense for long-term debt amounted to $16,000 for 1996 ($995,000 for 1995 and $1,941,000 for 1994).

8. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following at December 31, 1996 and 1995:

(IN THOUSANDS)                                                 1996      1995
--------------------------------------------------------------------------------
Land and land improvements                                   $ 1,495   $   915
Buildings                                                     21,256    20,260
Leasehold improvements                                           703       733
Equipment, furniture and fixtures                             65,653    56,916
--------------------------------------------------------------------------------
                                                              89,107    78,824
Less accumulated depreciation
  and amortization                                           (44,388)  (40,160)
--------------------------------------------------------------------------------
                                                             $44,719   $38,664
--------------------------------------------------------------------------------

     Estimated useful lives used to calculate depreciation of property, plant and equipment are as follows:

Land improvements                                                10 - 20 years
Buildings                                                        10 - 40 years
Leasehold improvements                                            2 - 10 years
Equipment, furniture and fixtures                                 3 - 10 years

9. RETIREMENT PLANS

     Wynn's and its domestic subsidiaries have four qualified defined benefit retirement plans, which cover substantially all of their U.S. employees. One plan is a compulsory noncontributory defined benefit pension plan that covers the employees of the parent company and two domestic subsidiaries. Another plan is a contributory defined benefit plan that covers the salaried employees of one domestic subsidiary. Two other plans, which were collectively bargained with the unions, cover hourly employees of one domestic subsidiary. Substantially all domestic employees are eligible to participate in one of the plans. Benefits under these plans are based on employees' earnings and

WYNN'S INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. RETIREMENT PLANS (CONTINUED)

length of service with the Company. The funding policy for these plans is to make the annual contribution required by applicable regulations, which are intended to provide only for benefits attributed to service-to-date.

     Net periodic pension costs for the three years ended December 31, 1996 included the following components:

(IN THOUSANDS)                                       1996      1995      1994
--------------------------------------------------------------------------------
Service cost-benefits
  earned during the
  period                                           $   808   $   707   $   859
Interest cost on projected
  benefit obligation                                 1,464     1,310     1,286
Actual return on assets                             (3,642)   (4,496)     (262)
Net amortization and
  deferral                                           1,473     2,609    (1,659)
--------------------------------------------------------------------------------
                                                   $   103   $   130   $   224
--------------------------------------------------------------------------------

     Net periodic pension costs (income) of $47,000, $(34,000) and $(24,000) were charged to continuing operations in 1996, 1995 and 1994, respectively, and to discontinued operations in the amounts of $56,000, $164,000 and $248,000, respectively.

     All of the pension plans have plan assets that exceed accumulated benefit obligations. Plan assets include government bonds and securities, money market accounts, mutual funds, corporate bonds and corporate stocks. The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1996 and 1995 for its U.S. pension plans:

(IN THOUSANDS)                                            1996          1995
--------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Vested benefit obligation                           $(16,985)     $(16,586)
--------------------------------------------------------------------------------
    Accumulated benefit
      obligation                                        $(17,893)     $(17,250)
--------------------------------------------------------------------------------
Projected benefit obligation                            $(20,421)     $(20,253)
Plan assets at fair market value                          25,049        22,544
--------------------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                                       4,628         2,291
Unrecognized transition assets
  amortized over various
  periods of time                                         (1,138)       (1,387)
Unrecognized prior service cost                            1,330         1,575
Unrecognized net gain                                     (2,029)         (180)
--------------------------------------------------------------------------------
Prepaid pension cost                                    $  2,791      $  2,299
--------------------------------------------------------------------------------

     Assumptions used as of December 31, 1996, 1995 and 1994 were:

                                                1996         1995         1994
--------------------------------------------------------------------------------
Discount or settlement rate                     7.5%         7.5%         8.5%
Rate of increase in
  compensation level                            5.0%         5.0%         5.5%
Expected long-term rate
  of return on assets                           9.0%         9.0%         9.0%

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

     The Company has a defined contribution plan for all full-time U.S. based employees with at least 12 months of consecutive service. Eligible employees are entitled to contribute from 1% to 10% of their base pay into an investment trust, and the Company matches, at the rate of $.50 for each $1.00 contributed, up to 3% of the employee's base pay. In addition, eligible employees at December 31 each year receive an additional 1% of their base pay contributed by the Company into the plan. The Company's total contributions into this plan for 1996, 1995 and 1994 were $408,000, $370,000 and $340,000, respectively.

     The Company provides postretirement medical benefits for certain retired employees at the U.S. operations of Wynn's-Precision, Inc. At January 1, 1993, the accumulated postretirement benefit obligation (before tax benefit) was $3.2 million, which the Company elected to amortize over 20 years as part of the annual benefit cost. The net periodic postretirement benefit costs were $124,000, $153,000 and $281,000 in 1996, 1995 and 1994, respectively. The
Company does not prefund this benefit program. No additional benefits are being earned with respect to this program by any active employees. The following table sets forth the program's status and amounts recognized in the

WYNN'S INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company's consolidated balance sheets at December 31, 1996 and 1995:

(IN THOUSANDS)                                              1996          1995
--------------------------------------------------------------------------------
Unfunded accumulated post-
  retirement benefit obligation                          $(1,519)      $(1,548)
Unrecognized net gain (resulting
  from reduction in estimated
  health care cost trend rates)                           (1,506)       (1,651)
Unrecognized net transition
  obligation                                               2,560         2,719
--------------------------------------------------------------------------------
Accrued postretirement benefit cost                      $  (465)      $  (480)
--------------------------------------------------------------------------------

     The weighted average discount rate used to determine the accumulated postretirement benefit obligation for 1996 and 1995 was 7.5%. The assumed annual health care cost trend rate was 8.5% for 1997, gradually decreasing to 4.5% in 2005 and remaining at that level thereafter. If the health care cost trend rate were increased 1%, the accumulated postretirement benefit obligation would increase $77,000 and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost would increase $6,000.

10. COMMITMENTS

     Wynn's rents certain facilities and equipment under various noncancellable operating leases. Rental commitments under these leases, exclusive of property taxes and insurance, are as follows:

                   YEAR                           (IN THOUSANDS)
--------------------------------------------------------------------------------
                   1997                               $1,835
                   1998                                1,045
                   1999                                  730
                   2000                                  323
                   2001                                  163
                   2002 and after                        175
--------------------------------------------------------------------------------
                     Total                            $4,271
--------------------------------------------------------------------------------

     Rental expenses for all operating leases were $2,236,000 in 1996 ($2,027,000 in 1995 and $2,207,000 in 1994).

11. CONTINGENCIES

     Various claims and actions, considered normal to the Company's business, have been asserted and are pending against the Company and its subsidiaries. The Company believes that such claims and actions should not have any material adverse effect upon the consolidated results of operations, cash flows, or the financial position of the Company based upon information presently known to the Company.

     The Company is also involved in certain proceedings and potential proceedings relating to environmental matters. At December 31, 1996, included in other accrued liabilities are consolidated accrued reserves of approximately $5.8 million relating to environmental matters. In establishing such reserves, the Company evaluates to the extent known for each matter the nature and extent of the underlying contamination, the estimated cost of the likely remedy, the number and financial strength of other potentially responsible parties, and the evidence against the various potentially responsible parties. During this evaluation process, the Company makes its best estimate of its likely exposure with respect to each matter based on information known to the Company at that time. Such estimates may involve a range of exposures for each matter. The Company provides aggregate reserves for no less than the minimum amount of the aggregate range of outcomes established by the Company.

     The Company lacks sufficient information at this time to provide an estimate of its "reasonably possible" (as such term is defined in Statement of Financial Accounting Standards No. 5) potential liability from all environmental matters. In establishing reserves for environmental matters, the Company assumes that it has appropriately evaluated key factors, such as expected remedy costs, the likely degree of responsibility and ability to pay of other potentially responsible parties, and the Company's probable allocable share. It is reasonably possible that regulatory or technical developments or subsequently developed information could cause the Company to reevaluate its present range of outcomes and to record additional liabilities for existing enviromental matters. However, based upon information presently known to the Company, the Company believes that any such additional liabilities should not materially affect the Company's consolidated annual results of operations, cash flows, or financial position.

WYNN'S INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. STOCK PLANS

     The Company has two stock-based plans pursuant to which current grants of options to purchase common stock of Wynn's may be made. The Stock-Based Incentive Award Plan ("1989 Plan") authorizes the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock and performance shares to officers and key employees of the Company. The Non-Employee Directors' Stock Option Plan ("1994 Plan") provides for the grant of nonqualified stock options to non-employee directors of the Company. In addition, the 1982 Incentive Stock Option Plan ("1982 Plan"), which expired in April 1992, authorized the grant of incentive stock options. Under the 1982 Plan, the aggregate number of options granted could not exceed 675,000 shares. Under the 1989 and 1994 Plans, the aggregate number of stock related awards may not exceed 1,209,375 shares. At December 31, 1996, the aggregate number of options available for future grants was 138,217. All options granted under the three plans have been made at prices not less than 100 percent of the fair market value of the stock at the date of grant. Options granted under the three plans are exercisable at various dates over a ten-year period. However, under the three plans, no options may be exercised until at least one year after the date of grant.

     During 1996, 7,500 shares of restricted stock were awarded under the 1989 Plan. The restricted stock award vests over a one-year period. Recipients of restricted stock grants are entitled to cash dividends and voting rights on their respective shares. Restrictions limit the sale or transfer of shares during the vesting period. Unearned compensation of $152,000 was recorded at the date of the award in 1996 based on the market value of shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over the vesting period. During 1996, $386,000 was recorded as expense ($408,000 and $407,000 in 1995 and 1994, respectively).

     The Company grants performance shares in connection with certain stock options granted to officers and other key employees. Performance shares are issuable to recipients of these grants who exercise the underlying stock options, hold the shares of stock received for a three-year vesting period and remain continuously employed by the Company during the vesting period. During 1996, 17,850 performance shares were granted under the 1989 Plan. At December 31, 1996, grants for 51,690 performance shares were outstanding. No shares of the Company's common stock have been issued pursuant to performance share grants. No stock appreciation rights were outstanding at December 31, 1996. The following tabulation summarizes certain information related to options for common stock:

                                                                      WEIGHTED
                                                                       AVERAGE
                                                                      EXERCISE
                                                         OPTIONS        PRICE
--------------------------------------------------------------------------------
OUTSTANDING OPTIONS AT
  JANUARY 1, 1994                                        892,237        $ 6.52
GRANTED DURING THE YEAR                                  244,125          9.25
SURRENDERED, FORFEITED OR EXPIRED                        (49,893)         8.39
EXERCISED                                                (54,731)         6.36
--------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1994                       1,031,738          7.08

GRANTED DURING THE YEAR                                   65,250          9.48
SURRENDERED, FORFEITED OR EXPIRED                        (19,913)         7.13
EXERCISED                                                (71,775)         7.71
--------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1995                       1,005,300          7.20

GRANTED DURING THE YEAR                                   91,500         16.02
SURRENDERED, FORFEITED OR EXPIRED                        (27,677)        12.71
EXERCISED                                               (172,647)         7.85
--------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1996                         896,476        $ 7.80
--------------------------------------------------------------------------------

     Exercisable options outstanding at December 31, 1996, 1995 and 1994 and the related weighted average exercise prices were 757,775, 851,951 and 750,263 and $6.84, $6.82 and $6.32, respectively.

     The following tabulation summarizes certain information concerning outstanding and exercisable options at December 31, 1996:

                                                   RANGE OF EXERCISE PRICES
--------------------------------------------------------------------------------
                                                 $4.97      $ 8.03      $14.58
                                                   to          to          to
                                                 $7.30      $10.33      $20.25
--------------------------------------------------------------------------------

Outstanding options:
  Number outstanding                           463,124     359,852      73,500
  Weighted average
    exercise price                               $5.45       $9.07      $16.37
  Weighted average
    remaining contractual
    life in years                                  2.7         6.3         9.4
Exercisable options:
  Number exercisable                           463,124     294,651          --
  Weighted average
    exercise price                               $5.45       $9.02          --

     If the Company had elected to recognize compensation cost based on the fair value of the options

WYNN'S INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

granted at the grant date as prescribed by Statement of Financial Accounting Standards No. 123, net income and earnings per share would have been reduced to the pro forma amounts shown below:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                   1996          1995
--------------------------------------------------------------------------------
Pro forma:
  Net income                                             $20,266       $15,328
  Earnings per share:
    Primary                                                $1.42         $1.11
    Fully diluted                                          $1.42         $1.09

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

                                                            1996          1995
--------------------------------------------------------------------------------
Risk free interest rate                                     5.38%         7.23%
Expected life in years                                       4.5           4.5
Expected volatility                                         .274          .289
Expected dividend yield                                     1.70%         2.44%

     The weighted average fair value of options granted during 1996 was $4.36 per share.

     The Company has an Employee Stock Purchase Plan (the "Plan") under which there are authorized and available for sale to employees, at a 15% discount, an aggregate of 900,000 shares of the Company's common stock. For the Plan year ended December 31, 1996, 27,264 shares were issued at $11.19 per share in January 1997. At December 31, 1996, 840,149 shares were available under the Plan for future sales to employees.

13. SHAREHOLDER RIGHTS PLAN

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

14. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION

     Wynn's operations are principally in two industry segments: Automotive and Industrial Components and Specialty Chemicals. Operations in the Automotive and Industrial Components segment involve the manufacturing and marketing of O-rings and other static and dynamic seals principally for the automotive industry. In addition, Wynn's operations in the Builders Hardware industry, which are not significant, are included in the Automotive and Industrial Components segment. In years prior to 1996, the operations of the Builders Hardware industry comprised a separate segment. Operations in the Specialty Chemicals industry involve the development, production and marketing of a wide variety of car care products, automotive chemicals for the consumer, specialty chemicals and equipment for professional automotive service centers and product warranty programs for automotive dealerships, as well as industrial coolants, specialty fluids and cutting fluids used in metal-working. Product sales in the Specialty Chemicals Division are made primarily through domestic and foreign distributors.

     Industry segment net sales include sales to unaffiliated customers. Operating profit from segments represents net sales less operating expenses before income taxes. Corporate expenses include normal corporate items. Certain costs related to environmental matters that were shown as corporate expenses in years prior to 1996 have been reallocated to the segment to which the underlying property is most closely associated.

     Identifiable assets are those assets of Wynn's that are used in the operations of each industry segment. Corporate assets are principally cash and cash equivalents, prepaid expenses and other receivables. Intercompany loans and advances and the related accrued interest thereon are excluded from identifiable assets.

     Sales to the largest customer of the Automotive and Industrial Components segment were 10.1% of consolidated net sales during 1996 (11.2% in 1995 and 11.9% in 1994).

WYNN'S INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

SUMMARY BY INDUSTRY SEGMENTS                                Year Ended December 31
----------------------------------------------------------------------------------------------------
(IN THOUSANDS)                               1996        1995        1994        1993        1992
----------------------------------------------------------------------------------------------------
NET SALES
Automotive and Industrial Components       $140,513    $130,411    $123,792    $103,204    $ 91,601
Specialty Chemicals                         148,018     132,173     110,867      98,318      99,622
----------------------------------------------------------------------------------------------------
  Total net sales                          $288,531    $262,584    $234,659    $201,522    $191,223
----------------------------------------------------------------------------------------------------
OPERATING PROFIT
Automotive and Industrial Components       $ 23,124    $ 21,828    $ 19,799    $ 12,466    $ 10,634
Specialty Chemicals                          15,627      11,526       8,501       5,953       6,336
----------------------------------------------------------------------------------------------------
Total operating profit of segments           38,751      33,354      28,300      18,419      16,970
Corporate expenses                           (5,824)     (5,996)     (5,412)     (3,482)     (3,855)
Corporate interest income                     1,208         492         320         366         239
Interest expense                               (217)     (1,350)     (2,365)     (2,976)     (3,783)
----------------------------------------------------------------------------------------------------
  Income from continuing operations
     before taxes based on income          $ 33,918    $ 26,500    $ 20,843    $ 12,327    $  9,571
----------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
Automotive and Industrial Components       $ 87,859    $ 71,927    $ 69,955    $ 59,147    $ 58,252
Specialty Chemicals                          68,118      62,770      53,837      49,371      53,886
----------------------------------------------------------------------------------------------------
Identifiable assets of segments             155,977     134,697     123,792     108,518     112,138
Corporate assets                             48,874      19,509      18,665      23,157      18,643
Discontinued operations                         254      23,616      34,015      36,124      39,935
----------------------------------------------------------------------------------------------------
  Total assets                             $205,105    $177,822    $176,472    $167,799    $170,716
----------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Automotive and Industrial Components       $  5,628    $  5,098    $  4,380    $  3,937    $  3,603
Specialty Chemicals                           1,743       1,705       1,679       1,656       1,688
Corporate                                        34          37          31          36          42
----------------------------------------------------------------------------------------------------
  Total depreciation and amortization      $  7,405    $  6,840    $  6,090    $  5,629    $  5,333
----------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Automotive and Industrial Components       $  7,515    $  5,291    $  9,780    $  4,365    $  4,541
Specialty Chemicals                           1,527       1,409       1,759         921       1,678
Corporate                                        17          55          37          17          25
----------------------------------------------------------------------------------------------------
  Total capital expenditures               $  9,059    $  6,755    $ 11,576    $  5,303    $  6,244
----------------------------------------------------------------------------------------------------

WYNN'S INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

SUMMARY BY GEOGRAPHICAL AREAS                                     Year Ended December 31
----------------------------------------------------------------------------------------------------------

(IN THOUSANDS)                                     1996        1995        1994        1993        1992
----------------------------------------------------------------------------------------------------------
NET SALES
United States:
  Sales to unaffiliated customers                $194,582    $170,638    $152,920    $125,180    $110,551
  Intercompany sales between
    geographical areas                              3,846       3,855       3,802       3,730       2,708
Europe:
  Sales to unaffiliated customers                  59,352      57,985      48,304      44,707      50,301
  Intercompany sales between
    geographical areas                                514         485         529         376         330
Other foreign:
  Sales to unaffiliated customers                  34,597      33,961      33,435      31,635      30,371
  Intercompany sales between
    geographical areas                              2,064       1,418       1,239         832         465
Eliminate intercompany sales                       (6,424)     (5,758)     (5,570)     (4,938)     (3,503)
----------------------------------------------------------------------------------------------------------
  Total net sales                                $288,531    $262,584    $234,659    $201,522    $191,223
----------------------------------------------------------------------------------------------------------
OPERATING PROFIT
United States                                    $ 27,472    $ 22,233    $ 20,097    $ 12,047    $ 10,188
Europe                                              5,286       5,433       3,704       2,610       4,266
Other foreign                                       5,984       5,678       4,511       3,799       2,516
Eliminate change during year in
  intercompany profit in inventories                    9          10         (12)        (37)        ---
----------------------------------------------------------------------------------------------------------
Total operating profit of segments                 38,751      33,354      28,300      18,419      16,970
Corporate expenses                                 (5,824)     (5,996)     (5,412)     (3,482)     (3,855)
Corporate interest income                           1,208         492         320         366         239
Interest expense                                     (217)     (1,350)     (2,365)     (2,976)     (3,783)
----------------------------------------------------------------------------------------------------------
  Income from continuing operations
    before taxes based on income                 $ 33,918    $ 26,500    $ 20,843    $ 12,327    $  9,571
----------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
United States                                    $107,689    $ 85,982    $ 82,521    $ 71,469    $ 71,840
Europe                                             33,881      35,270      28,896      26,262      29,559
Other foreign                                      17,424      15,837      15,214      13,576      13,883
Eliminate intercompany profit in inventory and
  intercompany trade accounts receivable           (3,017)     (2,392)     (2,839)     (2,789)     (3,144)
----------------------------------------------------------------------------------------------------------
Identifiable assets of segments                   155,977     134,697     123,792     108,518     112,138
Corporate assets                                   48,874      19,509      18,665      23,157      18,643
Discontinued operations                               254      23,616      34,015      36,124      39,935
----------------------------------------------------------------------------------------------------------
  Total assets                                   $205,105    $177,822    $176,472    $167,799    $170,716
----------------------------------------------------------------------------------------------------------

WYNN'S INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. QUARTERLY INFORMATION (UNAUDITED)

Quarterly information is as follows for the two years ended December 31, 1996:

                                                     FIRST      SECOND       THIRD       FOURTH     TOTAL
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE SMOUNTS)    QUARTER     QUARTER     QUARTER     QUARTER      YEAR
------------------------------------------------------------------------------------------------------------
1996
Net sales                                           $71,463     $71,826     $70,611     $74,631    $288,531
Gross profit                                         28,896      28,643      27,734      28,818     114,091
Income from continuing operations                     4,723       5,528       5,419       5,631      21,301
Income (loss) from discontinued operations               35      (1,504)        180         426        (863)
Net income                                            4,758       4,024       5,599       6,057      20,438
Earnings per share:
  Continuing operations:
    Primary                                            $.33       $ .39       $ .38       $ .40       $1.50
    Fully diluted                                      $.33       $ .39       $ .38       $ .39       $1.49
  Discontinued operations:
    Primary                                            $.01       $(.11)      $ .01       $ .03      $ (.06)
    Fully diluted                                        --       $(.11)      $ .01       $ .03      $ (.06)
  Net income:
    Primary                                            $.34       $ .28       $ .39       $ .43       $1.44
    Fully diluted                                      $.33       $ .28       $ .39       $ .42       $1.43

------------------------------------------------------------------------------------------------------------
1995
Net sales                                           $65,610     $66,802     $64,526     $65,646    $262,584
Gross profit                                         26,398      27,035      25,712      26,041     105,186
Income from continuing operations                     3,600       4,354       4,434       4,313      16,701
Income (loss) from discontinued operations               45        (248)       (567)       (488)     (1,258)
Net income                                            3,645       4,106       3,867       3,825      15,443
Earnings per share:
  Continuing operations:
    Primary                                            $.27       $ .31       $ .32       $ .31       $1.21
    Fully diluted                                      $.26       $ .31       $ .32       $ .31       $1.19
  Discontinued operations:
    Primary                                            $.01       $(.01)      $(.04)      $(.04)      $(.09)
    Fully diluted                                      $.01       $(.01)      $(.04)      $(.04)      $(.09)
  Net income:
    Primary                                            $.28       $ .30       $ .28       $ .27       $1.12
    Fully diluted                                      $.27       $ .30       $ .28       $ .27       $1.10
------------------------------------------------------------------------------------------------------------


The total of the quarterly per share amounts may not equal the total earnings per share for the year because the calculations are based on the weighted average number of shares outstanding during the periods.

The above tables reflect retroactively the 3 for 2 stock splits effected in 1996 and 1995 (see Note 2).

NUMBER OF STOCKHOLDERS
There were 662 stockholders
of record at March 5, 1997.

STOCK EXCHANGE LISTING
New York Stock Exchange
Ticker Symbol: WN

COMMON STOCK PRICES AND
CASH DIVIDENDS PER SHARE: 1996-1995

The stock price and cash dividends of the Company's Common Stock for the past two years are shown in the following table:

--------------------------------------------------------------------------------
QUARTER                        1ST           2ND           3RD          4TH
--------------------------------------------------------------------------------
1996   High                  $15 3/4       $20           $19 1/2      $21 5/8
       Low                    12            15 1/2        15 1/4       18
       Dividends             $.0667        $.0667        $.0667       $.0667
--------------------------------------------------------------------------------
1995   High                  $9 3/4        $10 1/2       $12 1/2      $13 3/8
       Low                    8 5/8          9 1/2        10 1/4       11 1/2
       Dividends             $.0578        $.0578        $.0578       $.0578
      -------------------------------------------------------------------------
The above table reflects retroactively the 3 for 2 stock splits effected in 1996 and 1995 (see Note 2).