Form 10-K405, Exhibit 13
period 1997-12-31
WYNNS INTERNATIONAL INC
filed 1998-03-26
CIK 108721

                                                                     EXHIBIT 13



     This exhibit consists of the following portions of the 1997 Annual Report to Stockholders of Wynn's International, Inc.: the Report of Independent Auditors on page 21, the consolidated financial statements of Registrant on pages 22 through 36, the Selected Financial Data section on page 16, the Management's Discussion and Analysis of Financial Condition and Results of Operations section on pages 17 through 21, and the information appearing under "Common Stock Prices and Cash Dividends Per Share: 1997-1996" on page 37 and "Number of Stockholders" and "Stock Exchange Listing" on page 37.

                          WYNN'S INTERNATIONAL, INC.
                            SELECTED FINANCIAL DATA

                                                                         FIVE YEARS ENDED DECEMBER 31, 1997
                                                         --------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)             1997           1996           1995           1994           1993
-----------------------------------------------------------------------------------------------------------------------------
Continuing operations:
 Net sales                                               $320,953       $288,531       $262,584       $234,659       $201,522
-----------------------------------------------------------------------------------------------------------------------------
 Income before taxes based on income                       41,233         33,918         26,500         20,843         12,327
 Provision for taxes based on income                       15,339         12,617          9,799          8,461          5,481
-----------------------------------------------------------------------------------------------------------------------------
 Income from continuing operations                         25,894         21,301         16,701         12,382          6,846
Income (loss) from discontinued operations,
 net of income tax                                            ---             16         (1,258)          (561)         2,135
Income (loss) on disposal of discontinued operations,
 net of income tax                                            319           (879)          ---            ---            ---
-----------------------------------------------------------------------------------------------------------------------------
Net income                                              $  26,213       $ 20,438       $ 15,443       $ 11,821       $  8,981
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share of common stock (a):
 From continuing operations                                 $1.32          $1.04           $.83           $.66           $.37
 Discontinued operations:
  Income (loss) from operations                              ---            ---            (.06)          (.03)           .12
  Income (loss) on disposal                                   .01           (.04)          ---            ---            ---
-----------------------------------------------------------------------------------------------------------------------------
Total                                                       $1.33          $1.00           $.77           $.63           $.49
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding             19,649,234     20,462,702     20,059,265     18,741,338     18,356,075
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                            $.2133         $.1778         $.1541         $.1304         $.1244
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Selected balance sheet items:
 Current assets                                          $147,883       $149,552       $128,565       $116,022       $113,896
 Current liabilities                                       61,386         56,942         47,837         54,056         53,305
 Working capital                                           86,497         92,610         80,728         61,966         60,591
 Current ratio                                          2.41 to 1      2.63 to 1      2.69 to 1      2.15 to 1      2.14 to 1
 Total assets                                            $207,091       $205,105       $177,822       $176,472       $167,799
 Long-term debt due after one year                           ---            ---              75         14,948         23,389
 Stockholders' equity                                     127,523        132,952        116,233         95,440         84,442
 Book value per common share                                $6.63          $6.48          $5.71          $5.08          $4.52
-----------------------------------------------------------------------------------------------------------------------------
Number of employees--continuing operations                  2,073          1,962          1,769          1,729          1,579
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(a) SEE NOTE 1 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR CERTAIN PER SHARE INFORMATION. ALL PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO REFLECT THE 3 FOR 2 STOCK SPLITS EFFECTED IN 1997, 1996, 1995 AND 1993.

The above Selected Financial Data for the five years ended December 31, 1997 is not reported upon herein by independent auditors. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

                          WYNN'S INTERNATIONAL, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF CONTINUING OPERATIONS

1997 COMPARED TO 1996 -- Net sales in 1997 were $321.0 million compared to $288.5 million in 1996, an increase of 11 percent. Sales increased 20 percent at the Automotive and Industrial Components Division, which is comprised principally of Wynn's-Precision, Inc. ("Precision"), a Lebanon, Tennessee-based supplier of O-rings, seals and molded rubber products, and Robert Skeels & Company ("Skeels"), a small regional wholesale distributor of builders hardware products. Sales increased 3 percent at the Specialty Chemicals Division in 1997 compared to 1996.

   Precision recorded a 20 percent increase in sales in 1997. Precision's growth was primarily due to higher sales to the U.S. automotive original equipment manufacturers ("OEMs") and the off-road construction industry and the introduction of new products. Precision's sales in 1997 also increased relative to 1996 due to the September 30, 1996 acquisition of an automotive plastic sealing business. Excluding this acquisition, Precision's sales increased 12 percent in 1997 over 1996. Sales of Precision's innovative composite gaskets continued to grow in 1997 compared to the prior year, and Precision expects this trend to continue as new applications are developed and approved by major automotive OEMs and other vehicle manufacturers. Precision continued to receive requests in 1997 for price freezes or price reductions from customers in many markets that it serves. Precision expects this trend to continue in 1998. Higher revenues at Precision generally resulted from an increase in the number of units sold as opposed to price increases.

   Skeels' sales increased 3 percent in 1997 compared to 1996, principally due to improved economic conditions in the southern California building industry.

   Sales at the Specialty Chemicals Division, principally car care products, increased 3 percent on a worldwide basis compared to 1996. Reported sales were adversely affected by changes in foreign exchange rates in 1997 compared to 1996. Excluding the impact of foreign exchange rate fluctuations, total revenues in 1997 would have increased 9 percent compared to 1996. The revenue increase was due principally to increased sales in the United States, Canada and Belgium. In the U.S., revenues in 1997 increased 7 percent compared to 1996, mainly due to growth in sales by the Division's Azusa, California-based operations to the U.S. professional market and growth in export sales to Asian and Latin American distributors. Sales from the Wynn's product warranty division increased 6 percent in 1997, which was below the growth rate experienced in each of the four years preceding 1997. The lower growth rate was due to the general slowdown in used car sales in 1997, primarily caused by subprime lenders being more selective in granting new credit for auto loans. A significant portion of sales by the Wynn's product warranty division are through relationships established with certain subprime lenders. Foreign subsidiary sales in 1997 were slightly higher than 1996, but would have increased 11 percent if foreign exchange rates in 1997 had remained unchanged from 1996 rates. On a local currency basis, sales grew in all major foreign subsidiary operations. The most significant sales growth in local currency occurred in Belgium, France and Canada.

   Interest income in 1997 was $2.1 million compared to $1.8 million in 1996. The increase was due to higher average cash and cash equivalent balances in 1997 than in the prior year.

   On a consolidated basis, total cost of sales in 1997 was 62.3 percent of sales compared to 60.5 percent in 1996. Both Precision and the Specialty Chemicals Division generated higher gross profit due to the higher sales volumes, but gross margins declined as a percentage of sales. Precision's gross margin declined due to higher sales of its lower margin plastics products and general price pressures. The decrease in gross margin at the Specialty Chemicals Division was due primarily to the growth in sales of product warranty programs and the professional equipment product line, which generally have lower gross margins than other products of the Division.

   Selling, general and administrative ("SG&A") expenses decreased in 1997 to $81.5 million, or 25.4 percent of sales, compared to $81.7 million, or 28.3 percent of sales. The significant decline during 1997 in SG&A expenses as a percentage of sales was mainly due to the growth in sales at Precision, which traditionally has a lower level of operating expenses as a percentage of sales than the Specialty Chemicals Division. Both Precision and the Specialty Chemicals Division were able to reduce SG&A expenses as a percentage of their respective sales due to the higher sales volumes achieved and constant monitoring of costs. The 1997 SG&A expenses at the Specialty Chemicals Division also benefited from $.5 million of proceeds from the partial recovery of a judgment in a trademark infringement lawsuit and the nonrecurrence of certain 1996 expenses for relocation and severance costs at two foreign locations. Corporate expenses increased in 1997 compared to 1996 due to the addition of one senior executive position and higher incentive compensation costs. In 1997, environmental-related expenses included in total SG&A increased compared to 1996. These costs

                          WYNN'S INTERNATIONAL, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


have been allocated to the segment to which the underlying property is most closely associated. The Company closely monitors legal and factual developments in the environmental area to evaluate the adequacy of present reserves.

   Income before taxes from continuing operations was $41.2 million in 1997 compared to $33.9 million in 1996. In the Automotive and Industrial Components Division, operating profits increased 14 percent in 1997 due to Precision's higher revenue levels. Precision's profitability is sensitive to changes in volume. Operating profits of the Specialty Chemicals Division increased 25 percent in 1997 due to the small increase in revenues and lower operating costs as a percentage of sales. Excluding the impact of foreign exchange rate changes, the Specialty Chemicals Division's operating profit would have increased 32 percent in 1997.

   The effective tax rate in 1997 was 37.2 percent, unchanged from the prior year.

   Income from continuing operations in 1997 was $25.9 million compared to $21.3 million in 1996. The improvement in 1997 compared to 1996 was primarily attributable to the higher operating profit at both the Specialty Chemicals Division and Precision, partially offset by higher corporate expenses.

   Basic earnings per share from continuing operations in 1997 was $1.32 compared to $1.04 in 1996. Diluted earnings per share from continuing operations in 1997 was $1.28 compared to $1.01 in 1996. The Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share, in December 1997. See Note 2 of Notes to Consolidated Financial Statements for a discussion of the 3 for 2 stock splits in 1997, 1996 and 1995. The increase in per share results in 1997 was due to the increase in net income and the decrease in shares outstanding. The number of shares outstanding decreased primarily as a result of the repurchase in April 1997 of 1,650,000 shares of the Company's outstanding stock pursuant to a Dutch Auction self-tender offer. This decrease was partially offset by the exercise of stock options to purchase 439,699 shares of common stock.

FINANCIAL CONDITION

   Working capital at December 31, 1997 was $86.5 million compared to $92.6 million at December 31, 1996. The current ratio was 2.41 to 1 at December 31, 1997 compared to 2.63 to 1 at December 31, 1996. The Company has adequate cash and cash equivalents and lines of credit to meet foreseeable working capital requirements.

   On March 26, 1997, the Company commenced a Dutch Auction self-tender offer (the "Self-Tender Offer") to purchase for cash up to 1,650,000 shares of its issued and outstanding common stock. Pursuant to the Self-Tender Offer, which terminated on April 22, 1997, the Company purchased 1,650,000 shares of its common stock at a purchase price of $16.17 per share. The aggregate cost to the Company of the Self-Tender Offer, including expenses, was approximately $27 million, which was funded from cash and cash equivalents. The shares purchased in the Self-Tender Offer were treated as treasury shares and the aggregate cost has been reported as a reduction in the equity of the Company as the cost of treasury shares.

   Cash and cash equivalents were $43.3 million at December 31, 1997 compared to $53.3 million at December 31, 1996. Although cash provided by all operating activities was $34.5 million, the Company's normal investing and financing activities, combined with the $28.1 million used for repurchases of the Company's common stock during the year, resulted in a $10.0 million decrease in cash and cash equivalents.

   Accounts receivable increased $8.0 million to $56.4 million at December 31, 1997 from $48.3 million at December 31, 1996. This increase was principally due to the higher sales at Precision and the Specialty Chemicals Division in the fourth quarter of 1997 compared to the quarter ended December 31, 1996 and the offering of extended terms to certain large customers of the Specialty Chemicals Division. Inventories were $31.0 million at the end of 1997, a slight increase from $30.9 million at December 31, 1996. The increase in inventories was due to higher inventory levels at the Specialty Chemicals Division, primarily in the U.S. professional products division, partially offset by lower inventories at Precision.

   Total current liabilities increased $4.4 million to $61.4 million at December 31, 1997 from $56.9 million at December 31, 1996. The increase was primarily due to an increase in accounts payable, higher accruals for product warranty programs, and a general increase in other accrued liabilities, partially offset by a decrease in the amount payable for taxes based on income. Income taxes paid in 1997 were $16.4 million compared to $9.6 million in 1996. The increase in income taxes paid in 1997 was primarily due to the higher income before taxes in 1997 compared to 1996 and the $2.6 million tax benefit in 1996 attributable to the deductibility of goodwill associated with the disposal of the operating assets of Wynn's Climate Systems, Inc.

                          WYNN'S INTERNATIONAL, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   Property, plant and equipment increased $3.6 million to $48.3 million in 1997, consisting of $11.8 million in additions (principally at Precision and the Specialty Chemicals Division), offset by the annual depreciation charge of $7.7 million, as well as retirements and foreign exchange adjustments.

   Noncurrent other liabilities increased $2.9 million to $10.4 million at December 31, 1997 from $7.5 million at December 31, 1996. The increase was primarily due to higher accrued reserves relating to environmental matters.

   At December 31, 1997, the Company had two separate $15.0 million unsecured domestic committed bank lines of credit, which permit borrowings through June 2000, and one uncommitted domestic line of credit. The Company also has various other foreign uncommitted credit lines. At December 31, 1997, no borrowings were outstanding under any of these lines.

   The Company believes that additional lines of credit could be obtained if necessary. Under present circumstances, neither additional lines of credit nor additional long-term financing is required to supplement working capital requirements.

   Stockholders' equity at the end of 1997 was $127.5 million compared to $133.0 million at the end of 1996, a decrease of $5.4 million. Although net income in 1997 was $26.2 million, the decrease in stockholders' equity was primarily attributable to repurchases of $28.1 million of the Company's common stock, dividends declared of $4.2 million and a $3.0 million decrease in the foreign currency translation account.

   The Company expects total capital expenditures in 1998 to be approximately $13 million, funded from current operations. As previously announced, the Company is continuing to explore possible niche acquisitions.

YEAR 2000 MATTERS

   The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. In 1996 the Company began the necessary change-over of computer systems at its major locations, and anticipates the changes will be substantially completed in 1998. Certain smaller foreign locations are also presently working toward timely implementation of necessary changes. The costs incurred thus far, and expected to be incurred in the future, are not significant. The Company is also working with customers and vendors to determine their ability to make the necessary conversions. Management presently expects that the necessary corrections will be completed before the Year 2000 with no effect on customers or disruption to business operations.

IMPACT OF CHANGING PRICES ON SALES AND INCOME

   The Company attempts to minimize the impact of inflation on production and operating costs through cost control programs and productivity improvements. Over the past three years the inflation rate has been relatively low. Nonetheless, the Company has continued to face increases in the cost of labor and some materials, despite requests for price reductions from many customers. Due to intense competition, the Company in 1997 generally was not able to raise prices to its customers to pass along the cost increases experienced.

FORWARD-LOOKING STATEMENTS

   Certain statements contained in this Annual Report may be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in that they express the Company's expectations or beliefs concerning future events. The statements include the following: the expected continued growth of sales of the product warranty division and Precision's composite gasket product line; the sufficiency of working capital; the availability of new lines of credit if needed by the Company; the anticipated level of capital expenditures; and the lack of impact of the Year 2000 problem on the Company's business operations.

   The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including the following: sales of new and used cars in the United States; automotive and off-road construction vehicle production rates in North America; currency exchange rates relative to the U.S. dollar; the impact of competitive products and pricing; attempts by state governments to regulate the product warranty program; termination of one or more of the product warranty division's alliances with automobile finance companies or a significant slowdown in the business of these companies; regulatory or technical developments or subsequently developed information causing an increase in the Company's estimated liability for environmental matters; the ability of the Company's vendors and customers to successfully resolve any Year 2000 issues in their respective businesses; and general economic conditions, especially in North America and Western Europe.

   The Company's actual results thus may differ materially from the expected results expressed or implied by the forward-looking statements.

                          WYNN'S INTERNATIONAL, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF CONTINUING OPERATIONS

1996 COMPARED TO 1995 -- Net sales in 1996 were $288.5 million compared to $262.6 million in 1995, an increase of 10 percent. Sales increased 12 percent at the Specialty Chemicals Division and 8 percent for the Automotive and Industrial Components Division.

   Sales at the Specialty Chemicals Division, principally car care products, increased 12 percent on a worldwide basis compared to 1995. Excluding the impact of foreign exchange rate fluctuations, total revenues in 1996 would have increased 14 percent compared to 1995. The revenue increase was due principally to increased sales in the United States, Canada, the United Kingdom and Belgium. In the United States, revenues in 1996 increased 27 percent compared to 1995, mainly due to strong sales of the division's product warranty programs, higher sales to the U.S. professional market and growth in export sales from the U.S. to Asian distributors. The Wynn's product warranty division experienced strong revenue growth again in 1996, with sales increasing 45 percent over 1995, principally because of increased business with national account customers and the continued high level of used car sales in the U.S. during the year. Foreign subsidiary sales increased 2 percent in 1996 over 1995, but would have increased 6 percent if foreign exchange rates in 1996 had remained unchanged from 1995 rates. Sales increased in France (industrial products), Canada, the United Kingdom, Belgium and Australia, but sales decreased in the French automotive subsidiaries and in South Africa.

   Precision recorded an 8 percent increase in sales in 1996. Precision's growth was primarily due to higher sales to the United States automotive OEMs and the off-road construction industry, and the introduction of new products. Precision's sales in 1996 also increased due to the September 30, 1996 acquisition of an automotive plastic sealing business. Excluding this acquisition, sales increased 6 percent in 1996 over 1995. Sales of Precision's recently developed composite gasket increased in 1996 compared to 1995. Higher revenues at Precision generally resulted from an increase in the number of units sold as opposed to price increases.

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

   Selling, general and administrative expenses increased to $81.7 million in 1996 from $78.3 million in 1995, but as a percentage of sales declined from
29.8 percent in 1995 to 28.3 percent in 1996. The increase in SG&A expenses was principally attributable to the higher sales at the Specialty Chemicals Division and Precision, partially offset by lower corporate expenses. Operating expenses of the Specialty Chemicals Division declined as a percentage of sales due to the change in revenue mix, constant monitoring of costs and lower accruals for environmental claims. Precision's operating expenses in absolute dollars also increased over 1995 levels due to the higher revenues, but remained approximately the same as a percentage of Precision's revenues. During 1996, corporate expenses decreased compared to 1995 levels primarily because of lower expenses for employee severance and environmental matters. The Company closely monitors legal and factual developments in the environmental area to evaluate the adequacy of present reserves.

   Interest expense in 1996 declined to $.2 million from $1.4 million in 1995 due to the lack of virtually any interest bearing indebtedness in 1996. During 1995 the Company repaid nearly all of its indebtedness and remained virtually debt free through 1996.

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

   Income from continuing operations in 1996 was $21.3 million compared to $16.7 million in 1995. The improvement in 1996 compared to 1995 was primarily

                          WYNN'S INTERNATIONAL, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


attributable to the higher operating profit at both the Specialty Chemicals Division and Precision, the increase in interest income and the decrease in interest expense.

   Basic earnings per share from continuing operations in 1996 was $1.04 compared to $.83 in 1995. Diluted earnings per share from continuing operations in 1996 was $1.01 compared to $.81 in 1995. The increase in per share results in 1996 was due to the increase in net income, partially offset by an increase in shares outstanding. The number of shares outstanding increased primarily as a result of the exercise of stock options to purchase 298,851 shares of common stock and an increase in the number of outstanding stock options required to be included in the outstanding shares calculation. These increases were offset by the repurchase in 1996 of 153,225 shares of the Company's common stock pursuant to a $15 million share repurchase program authorized in December 1995.

RESULTS OF DISCONTINUED OPERATIONS

1997 COMPARED TO 1996 AND 1995 -- On May 23, 1996, the Company sold the principal operating assets of Wynn's Climate Systems, Inc., ("WCS"), the automotive air conditioning subsidiary which was formerly part of the Automotive and Industrial Components Division.

   The results of operations for WCS and the income (loss) on disposal of WCS' principal net operating assets have been classified on the statements of income as discontinued operations. Revenues from discontinued operations for the period January 1 to May 23, 1996 and for the twelve months ended December 31, 1995 were $20,353,000 and $41,203,000, respectively. The loss on disposal of the principal operating assets of WCS for the year ended December 31, 1996 included a $2.6 million tax benefit attributable to the deductibility of goodwill associated with the original acquisition of WCS in 1978. Such goodwill had been previously expensed for financial statement purposes with no tax benefit.

   In 1997, income on disposal of discontinued operations was attributable to adjustments to certain estimated reserves arising from the May 1996 sale. At December 31, 1997 the remaining net reserves attributable to the sale of WCS' assets were not significant.

                        REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS, WYNN'S INTERNATIONAL, INC.

   We have audited the accompanying consolidated balance sheets of Wynn's International, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wynn's International, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                          /s/ ERNST & YOUNG LLP
                                                        Los Angeles, California
                                                               January 27, 1998

                          WYNN'S INTERNATIONAL, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                 YEAR ENDED DECEMBER 31
                                                                        --------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                            1997           1996           1995
--------------------------------------------------------------------------------------------------------------
Revenues:
 Net sales                                                              $320,953       $288,531       $262,584
 Interest income                                                           2,106          1,763            943
--------------------------------------------------------------------------------------------------------------
                                                                         323,059        290,294        263,527
--------------------------------------------------------------------------------------------------------------
Costs and expenses:
 Cost of sales                                                           200,069        174,440        157,398
 Selling, general and administrative                                      81,520         81,719         78,279
 Interest expense                                                            237            217          1,350
--------------------------------------------------------------------------------------------------------------
                                                                         281,826        256,376        237,027
--------------------------------------------------------------------------------------------------------------
Income from continuing operations before taxes based on income            41,233         33,918         26,500
Provision for taxes based on income                                       15,339         12,617          9,799
--------------------------------------------------------------------------------------------------------------
Income from continuing operations                                         25,894         21,301         16,701
--------------------------------------------------------------------------------------------------------------
Discontinued operations:
 Income (loss) from discontinued operations, net of income
  taxes (benefits) of $14 and $(691), respectively                           ---             16         (1,258)
 Income (loss) on disposal of discontinued operations, net of
  income taxes (benefits) of $195 and $(4,643), respectively                 319           (879)          ---
--------------------------------------------------------------------------------------------------------------
Net income                                                             $  26,213       $ 20,438       $ 15,443
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Earnings (loss) per share of common stock:
 Basic:
  Continuing operations                                                    $1.32          $1.04           $.83
  Discontinued operations:
    Income (loss) from operations                                            ---            ---           (.06)
    Income (loss) on disposal                                                .01           (.04)           ---
--------------------------------------------------------------------------------------------------------------
      Total                                                                $1.33          $1.00           $.77
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
 Diluted:
  Continuing operations                                                    $1.28          $1.01           $.81
  Discontinued operations:
    Income (loss) from operations                                            ---            ---           (.06)
    Income (loss) on disposal                                                .01           (.04)           ---
--------------------------------------------------------------------------------------------------------------
      Total                                                                $1.29         $  .97           $.75
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES.

                          WYNN'S INTERNATIONAL, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31
                                                                       ------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                            1997           1996
-----------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                             $  43,266      $  53,304
 Accounts receivable, less $959 allowance
  for doubtful accounts ($870 in 1996)                                    56,355         48,347
 Inventories                                                              31,045         30,940
 Prepaid expenses and other current assets
  (including deferred tax assets
  of $12,208 in 1997 and $12,025 in 1996)                                 17,217         16,707
 Net assets of discontinued operations                                       ---            254
-----------------------------------------------------------------------------------------------
  Total current assets                                                   147,883        149,552
Property, plant and equipment, at cost less
 accumulated depreciation and amortization                                48,341         44,719
Costs in excess of fair value of net assets of businesses acquired,
  less accumulated amortization of $1,975 ($1,829 in 1996)                 3,049          3,194
Other assets                                                               7,818          7,640
-----------------------------------------------------------------------------------------------
                                                                        $207,091       $205,105
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                      $  20,696      $  18,137
 Dividends payable                                                         1,030            916
 Taxes based on income                                                     1,264          3,676
 Accrued liabilities:
  Product warranty programs                                               14,407         12,434
  Salaries and other compensation                                         10,282          9,642
  Other                                                                   13,707         12,068
 Long-term debt due within one year                                          ---             69
-----------------------------------------------------------------------------------------------
     Total current liabilities                                            61,386         56,942
Deferred taxes based on income                                             7,825          7,740
Other liabilities                                                         10,357          7,471
Commitments and contingencies
Stockholders' equity:
 Preferred stock, $1 par value; 500,000 shares authorized, none issued       ---            ---
 Common stock, $1 par value; 40,000,000 shares authorized,
  21,860,511 shares issued (14,546,540 in 1996)                           21,861         14,547
 Capital in excess of par value                                            2,323         10,377
 Retained earnings                                                       137,457        115,418
 Equity adjustment from foreign currency translation                      (5,033)        (1,985)
 Unearned compensation                                                       (58)          (139)
 Common stock held in treasury 2,623,087 shares,
   at cost (869,962 in 1996)                                             (29,027)        (5,266)
-----------------------------------------------------------------------------------------------
  Total stockholders' equity                                             127,523        132,952
-----------------------------------------------------------------------------------------------
                                                                        $207,091       $205,105
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                          WYNN'S INTERNATIONAL, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

THREE YEARS ENDED DECEMBER 31, 1997
                                                                                    EQUITY
                                                                                   ADJUSTMENT                   COMMON
                                          COMMON STOCK      CAPITAL IN            FROM FOREIGN                  STOCK
(DOLLARS IN THOUSANDS,                --------------------  EXCESS OF   RETAINED   CURRENCY     UNEARNED       HELD IN
EXCEPT PER SHARE AMOUNTS)               SHARES     AMOUNT   PAR VALUE   EARNINGS  TRANSLATION  COMPENSATION    TREASURY     TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995            5,918,692    $ 5,919   $  9,871  $  86,250     $ (2,238)        $(781)   $ (3,581)  $ 95,440
 Net income                                 ---        ---        ---     15,443          ---           ---         ---     15,443
 Cash dividends                             ---        ---        ---     (3,074)         ---           ---         ---     (3,074)
 Stock options exercised                 31,900         32        521        ---          ---           ---         ---        553
 Tax benefits related to
  stock option exercises
  and stock awards                          ---        ---        146        ---          ---           ---         ---        146
 Conversion of $6,250
  convertible notes                     426,135        426      5,824        ---          ---           ---         ---      6,250
 Adjustments from foreign
  currency translation, net                 ---        ---        ---        ---        1,068           ---         ---      1,068
 Amortization of unearned
  compensation                              ---        ---        ---        ---          ---           408         ---        408
 3 for 2 stock split                  3,188,271      3,188     (3,188)       ---          ---           ---         ---        ---
 Cash paid for fractional
  shares at time of split                   ---        ---         (1)       ---          ---           ---         ---         (1)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995          9,564,998      9,565     13,173     98,619       (1,170)         (373)     (3,581)   116,233
 Net income                                 ---        ---        ---     20,438          ---           ---         ---     20,438
 Cash dividends                             ---        ---        ---     (3,639)         ---           ---         ---     (3,639)
 Purchase of treasury stock at cost         ---        ---        ---        ---          ---           ---      (1,767)    (1,767)
 Stock options exercised                132,823        133      1,457        ---          ---           ---          37      1,627
 Restricted stock issued
  to employee                               ---        ---        107        ---          ---          (152)         45        ---
 Tax benefits related to
  stock option exercises
  and stock awards                          ---        ---        493        ---          ---           ---         ---        493
 Adjustments from foreign
  currency translation, net                 ---        ---        ---        ---         (815)          ---         ---       (815)
 Amortization of unearned
  compensation                              ---        ---        ---        ---          ---           386         ---        386
 3 for 2 stock split                  4,848,719      4,849     (4,849)       ---          ---           ---         ---        ---
 Cash paid for fractional
  shares at time of split                   ---        ---         (4)       ---          ---           ---         ---         (4)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996         14,546,540     14,547     10,377    115,418       (1,985)         (139)     (5,266)   132,952
 Net income                                 ---        ---        ---     26,213          ---           ---         ---     26,213
 Cash dividends                             ---        ---        ---     (4,174)         ---           ---         ---     (4,174)
 Purchase of treasury stock at cost         ---        ---        ---        ---          ---           ---     (28,056)   (28,056)
 Stock options exercised                 27,264         27     (2,348)       ---          ---           (92)      4,295      1,882
 Tax benefits related to
  stock option exercises
  and stock awards                          ---        ---      1,585        ---          ---           ---         ---      1,585
 Adjustments from foreign
  currency translation, net                 ---        ---        ---        ---       (3,048)          ---         ---     (3,048)
 Amortization of unearned
  compensation                              ---        ---        ---        ---          ---           173         ---        173
 3 for 2 stock split                  7,286,707      7,287     (7,287)       ---          ---           ---         ---        ---
 Cash paid for fractional
  shares at time of split                   ---        ---         (4)       ---          ---           ---         ---         (4)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997         21,860,511    $21,861   $  2,323   $137,457     $ (5,033)        $ (58)   $(29,027)  $127,523
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                          WYNN'S INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  YEAR ENDED DECEMBER 31
                                                                         --------------------------------------
(DOLLARS IN THOUSANDS)                                                      1997           1996           1995
---------------------------------------------------------------------------------------------------------------
Operating Activities:
 Income from continuing operations                                       $25,894        $21,301        $16,701
 Adjustments:
  Depreciation and amortization                                            8,283          7,405          6,840
  Provision for uncollectible accounts                                       307            312            244
  Amortization of stock compensation                                         173            386            408
  Gain on fixed asset disposals                                               (1)           (11)           (59)
  Provision (benefit) for deferred income taxes                               18         (3,381)        (1,351)
  Decrease (increase) in:
   Accounts receivable-net                                                (8,289)        (2,721)        (3,649)
   Inventories                                                              (105)        (1,492)          (710)
   Prepaid expenses and other current assets                                (327)          (883)          (355)
   Other assets                                                             (611)          (540)          (518)
  Increase (decrease) in:
   Accounts payable                                                        2,559           (116)         2,332
   Product warranty program reserves                                       1,973          3,259          3,764
   Income taxes payable                                                     (848)         1,754          1,224
   Accrued liabilities                                                     2,279          3,504            511
   Other liabilities                                                       2,886            713          1,647
---------------------------------------------------------------------------------------------------------------
     Net cash provided by continuing operations                           34,191         29,490         27,029
---------------------------------------------------------------------------------------------------------------
 Income (loss) from discontinued operations                                  ---             16         (1,258)
 Income (loss) on disposal of discontinued operations                        319           (879)           ---
 Net items providing cash from (used in) discontinued operations             ---           (269)         4,630
---------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) discontinued operations                  319         (1,132)         3,372
---------------------------------------------------------------------------------------------------------------
  Net cash provided by all operating activities                           34,510         28,358         30,401
---------------------------------------------------------------------------------------------------------------
Investing Activities:
 Additions to property, plant and equipment                              (11,811)        (9,059)        (6,755)
 Acquisition of business                                                     ---         (8,255)          ---
 Net proceeds from disposition of net assets
  of discontinued operations                                                 254         23,631           ---
 Other cash receipts-net                                                      79             73          1,465
---------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities                    (11,478)         6,390         (5,290)
---------------------------------------------------------------------------------------------------------------
Financing Activities:
 Borrowings under lines of credit-net                                        ---            ---           (239)
 Payments on long-term debt                                                  (69)           (97)       (16,693)
 Dividends paid                                                           (4,060)        (3,512)        (2,899)
 Proceeds from exercise of stock options                                   1,882          1,627            553
 Purchase of treasury stock                                              (28,056)        (1,767)            ---
 Other cash disbursements-net                                                 (4)            (4)            (1)
---------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                  (30,307)        (3,753)       (19,279)
---------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes                                           (2,763)          (818)           849
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                     (10,038)        30,177          6,681
Cash and cash equivalents at beginning of year                            53,304         23,127         16,446
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $43,266        $53,304        $23,127
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

Supplemental disclosure of interest and income taxes paid and noncash investing and financing activities:
  Interest paid in 1997, 1996 and 1995 was $108,000, $107,000 and $2,484,000,
  respectively. Income taxes paid in 1997, 1996 and 1995 were $16,364,000, $9,615,000 and $9,235,000, respectively. In 1995 additional common stock was issued upon the conversion of $6,250,000 of long-term debt.

SEE ACCOMPANYING NOTES.

                          WYNN'S INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Wynn's International, Inc. ("Wynn's" or the "Company") and its wholly-owned subsidiaries and one majority-owned subsidiary. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the prior years' amounts to conform with the 1997 presentation. On May 23, 1996, the Company sold the principal operating assets of Wynn's Climate Systems, Inc. ("WCS"), a manufacturer and marketer of automotive air conditioning systems and components. The results of operations for WCS and the income (loss) on disposal of WCS' principal net operating assets have been classified on the statements of income as discontinued operations. At December 31, 1997 the remaining net reserves attributable to the sale of WCS' assets were not significant. All years presented have been recast to reflect the effect of the discontinued operations.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STOCK SPLITS

   The Company effected a 3 for 2 stock split in the fourth quarter of 1997 and similar 3 for 2 stock splits in the fourth quarters of 1996 and 1995. Share amounts presented in the Consolidated Balance Sheets and Consolidated Statements of Stockholders' Equity reflect the actual share amounts outstanding for each period presented. All references elsewhere in the financial statements to share and per share amounts have been restated retroactively for the three stock splits. See Note 2.

EARNINGS PER SHARE

   During 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share. In accordance with Statement 128, basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing net income (adjusted for the interest in 1995 on the convertible debt) by the weighted average number of diluted shares outstanding during the year, and assumes the conversion in 1995 of the convertible debt and the exercise of stock options. The weighted average number of shares outstanding used to calculate earnings per share in 1997, 1996 and 1995 for basic purposes were 19,649,234, 20,462,702 and 20,059,265, respectively, and for diluted purposes were 20,304,933, 21,116,739 and 20,735,385, respectively. (See Note 2 for a discussion of the stock splits effected in 1997, 1996 and 1995.)

CASH AND CASH EQUIVALENTS

   The Company's policy is to invest cash in excess of operating requirements in short-term interest bearing investments. Cash equivalents of $39,368,000 in 1997 and $50,344,000 in 1996 include commercial paper, guaranteed investment contracts, certificates of deposit, municipal securities and money market accounts which have maturities of three months or less when purchased and are stated at cost, which approximates fair market value.

CONCENTRATIONS OF CREDIT RISK

   The Company places its temporary cash investments in high credit quality financial institutions and investment grade short-term investments and limits the amount of credit exposure to any one entity. Substantially all of the Company's accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both in the U.S. and internationally. The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 1997 with respect to its temporary cash investments or accounts receivable.

INVENTORIES

   Inventories are stated at the lower of cost (principally first-in, first-out) or market.

DEPRECIATION

   Depreciation and amortization of property, plant and equipment are calculated principally using the straight-line method over the estimated useful lives of the respective assets (see Note 7).

COSTS IN EXCESS OF FAIR VALUE OF NET ASSETS OF BUSINESSES ACQUIRED

   Costs in excess of fair value of net assets of businesses acquired are amortized using the straight-line method over a period of ten to forty years.

                          WYNN'S INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


LONG-LIVED ASSETS

   The Company reviews long-lived assets and certain identifiable intangibles held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based upon the Company's analysis, the Company believes that no impairment of the carrying value of its long-lived assets existed at December 31, 1997.

INCOME TAXES

   The Company provides for income taxes utilizing the liability method and provides taxes on the undistributed earnings of all foreign subsidiaries.

OTHER LIABILITIES

   Noncurrent other liabilities consist primarily of accrued reserves for environmental matters, pension liabilities and post employment benefits. Total noncurrent reserves for environmental matters at December 31, 1997 are $7.9 million. (See Note 10 for a discussion of contingencies.)

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

STOCK-BASED COMPENSATION

   The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for performance shares is recorded over the vesting period from the date the underlying stock options are exercised based on the fair market value of the Company's stock on the option exercise date.

2.  DISCONTINUED OPERATIONS; ACQUISITION; STOCK SPLITS

DISCONTINUED OPERATIONS

   On May 23, 1996, the Company sold the principal operating assets of Wynn's Climate Systems, Inc. The assets acquired by the buyer included substantially all of WCS' property, plant and equipment and its intellectual property. The buyer assumed certain liabilities, contracts and leases of WCS. The buyer entered into a consignment agreement to sell, on a reasonable best-efforts basis, WCS' inventory during the twelve months ended May 22, 1997 and to collect on behalf of WCS all outstanding accounts receivable. As of December 31, 1997, the Company has received from all sources approximately $29.5 million from the transaction.

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

STOCK SPLITS

   On December 10, 1997, the Board of Directors authorized a 3 for 2 stock split effected in the form of a stock dividend payable to stockholders of record on December 22, 1997. Previously, on December 11, 1996 and November 29, 1995, the Board of Directors authorized 3 for 2 stock splits also effected in the form of stock dividends payable to stockholders of record on December 23, 1996 and December 15, 1995. Share amounts presented in the Consolidated Balance Sheets and Consolidated Statements of Stockholders' Equity reflect the actual share amounts outstanding for each period presented. All references elsewhere in the

                          WYNN'S INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.  DISCONTINUED OPERATIONS; ACQUISITION; STOCK SPLITS (CONTINUED)

Consolidated Financial Statements, Notes to Consolidated Financial Statements, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Selected Financial Data to average number of shares outstanding and related prices, per share amounts and stock option plan data have been restated retroactively to reflect the three stock splits.

3.  FOREIGN OPERATIONS

   Condensed combined financial information of Wynn's foreign subsidiaries (the operations of which are located in Australia, Belgium, Canada, France, Germany, Holland, Mexico, New Zealand, South Africa, Spain, United Kingdom and Venezuela) at December 31, 1997 and 1996 and for the three years ended December 31, 1997 before eliminations of intercompany balances and profits and any provision for taxes on repatriation of foreign earnings, is as follows:

(IN THOUSANDS)                                               1997           1996
--------------------------------------------------------------------------------
Assets:
 Current assets                                           $47,289        $44,099
 Property, plant and equipment                              4,856          5,055
 Other noncurrent assets                                    2,822          2,983
--------------------------------------------------------------------------------
                                                          $54,967        $52,137
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Liabilities and stockholders' equity:
 Current liabilities                                      $22,392        $21,115
 Deferred taxes based on income                               659            689
 Stockholders' equity                                      31,916         30,333
--------------------------------------------------------------------------------
                                                          $54,967        $52,137
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(IN THOUSANDS)                               1997           1996           1995
--------------------------------------------------------------------------------
Net sales                                  $96,184        $93,949        $91,946
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net income                                 $ 6,508        $ 5,357        $ 4,941
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   Transaction gains and losses resulting from changes in foreign currency exchange rates have been charged to operations and are immaterial.

   4. INVENTORIES

   Inventories consist of the following at December 31, 1997 and 1996:

(IN THOUSANDS)                                               1997           1996
--------------------------------------------------------------------------------
Finished goods                                            $19,821        $19,789
Raw materials and work in process                          11,224         11,151
--------------------------------------------------------------------------------
                                                          $31,045        $30,940
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

5.  TAXES BASED ON INCOME

   The provision for taxes based on income from continuing operations consists of the following elements for the three years ended December 31, 1997:

(IN THOUSANDS)                                1997           1996           1995
--------------------------------------------------------------------------------
Current:
 Federal                                   $11,137        $ 9,535       $  7,653
 State                                       1,714          1,488          1,412
 Foreign                                     3,691          3,845          3,897
--------------------------------------------------------------------------------
 Total current                              16,542         14,868         12,962
--------------------------------------------------------------------------------
Deferred:
 Federal                                    (1,133)          (650)        (2,154)
 State                                        (120)          (373)          (502)
 Foreign                                        50         (1,228)          (507)
--------------------------------------------------------------------------------
 Total deferred                             (1,203)        (2,251)        (3,163)
--------------------------------------------------------------------------------
Total                                      $15,339        $12,617       $  9,799
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   Pretax income from continuing operations for domestic and foreign operations for the three years ended December 31, 1997 is as follows:

(IN THOUSANDS)                                1997           1996           1995
--------------------------------------------------------------------------------
Domestic                                    $32,369        $26,444       $18,450
Foreign                                       8,864          7,474         8,050
--------------------------------------------------------------------------------
                                            $41,233        $33,918       $26,500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of income from continuing operations before taxes based on income for the three years ended December 31, 1997, follows:

                                             1997           1996           1995
--------------------------------------------------------------------------------
Statutory federal income
 tax rate                                    35.0%          35.0%          35.0%
State taxes, net of federal
 tax benefit                                  2.5            2.1            2.2
Other-net                                    (0.3)           0.1           (0.2)
--------------------------------------------------------------------------------
Effective tax rate                           37.2%          37.2%          37.0%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          WYNN'S INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   At December 31, 1997, the Company had the following carryforwards for tax purposes available for future utilization with the indicated expiration periods (in thousands):

                                                     FOREIGN NET
 YEAR                                              OPERATING LOSS
-------------------------------------------------------------------------------
 2001                                                      $   34
 2002                                                          61
 2003                                                          39
 2004                                                          37
 2005                                                          74
 2006                                                          46
 2007                                                           1
 Unlimited                                                  1,107
-------------------------------------------------------------------------------
                                                           $1,399
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   A valuation allowance of $1,613,000 has been recognized to offset these and other deferred tax assets. The valuation allowance against deferred tax assets decreased by $4,000 during 1997 due to a net decrease in tax attribute carryovers.

   Significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996 are as follows:

(IN THOUSANDS)                                             1997           1996
-------------------------------------------------------------------------------
Deferred tax liabilities:
 Foreign earnings                                      $  2,019       $  2,031
 Accelerated depreciation
   and amortization                                       3,166          2,878
 Pension plan                                             1,260          1,160
 Other                                                    3,525          3,780
-------------------------------------------------------------------------------
Total deferred tax liabilities                            9,970          9,849
-------------------------------------------------------------------------------
Deferred tax assets:
 Accrued expenses                                        13,733         12,053
 Inventory valuation                                        834          2,295
 Tax attributes carryover                                 1,399          1,403
-------------------------------------------------------------------------------
Subtotal                                                 15,966         15,751
 Valuation allowances                                    (1,613)        (1,617)
-------------------------------------------------------------------------------
Total deferred tax assets                                14,353         14,134
-------------------------------------------------------------------------------
Net deferred tax assets                                $  4,383       $  4,285
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   The provisions (benefits) for income taxes for discontinued operations in 1996 differ from those amounts computed by applying the statutory federal income tax rates due principally to deductible goodwill and federal tax credits.

   6. LINES OF CREDIT

   The Company has two domestic committed unsecured lines of credit for $15.0 million each which permit borrowings through June 2000 and various domestic and foreign uncommitted credit lines. The lines provide for borrowings at interest rates of prime (8.5% at December 31, 1997) and/or various other prevailing rates. One of the domestic committed credit lines also includes a $4.0 million unsecured multicurrency and trade finance facility which provides for standby and commercial letters of credit. The Company is required to pay a commitment fee varying from 0.125% to 0.15% per annum on its committed lines of credit.
At December 31, 1997, the Company had no outstanding amounts under any of these lines of credit.

7. PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consists of the following at December 31, 1997 and 1996:

(IN THOUSANDS)                                              1997           1996
-------------------------------------------------------------------------------
Land and land improvements                              $  1,500       $  1,495
Buildings                                                 23,664         21,256
Leasehold improvements                                       641            703
Equipment, furniture and fixtures                         72,314         65,653
-------------------------------------------------------------------------------
                                                          98,119         89,107
Less accumulated depreciation
 and amortization                                        (49,778)       (44,388)
-------------------------------------------------------------------------------
                                                         $48,341        $44,719
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   Estimated useful lives used to calculate depreciation and amortization of property, plant and equipment are as follows:

Land improvements                                   10 - 20 years
Buildings                                           10 - 40 years
Leasehold improvements                               2 - 10 years
Equipment, furniture and fixtures                    3 - 10 years

8. RETIREMENT PLANS

   Wynn's and its domestic subsidiaries have four qualified defined benefit retirement plans, which cover substantially all of their U.S. employees. One plan is a compulsory noncontributory defined benefit pension plan that covers the employees of the parent company and two domestic subsidiaries. Another plan is a contributory defined benefit plan that covers the salaried employees of one domestic subsidiary. Two other plans, which were collectively bargained with the

                          WYNN'S INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.  RETIREMENT PLANS (CONTINUED)

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

   Net periodic pension costs (income) for the three years ended December 31, 1997 included the following components:

(IN THOUSANDS)                              1997           1996           1995
-------------------------------------------------------------------------------
Service cost-benefits
 earned during the
 period                                  $   766         $  808        $   707
Interest cost on projected
 benefit obligation                        1,503          1,464          1,310
Actual return on assets                   (5,958)        (3,642)        (4,496)
Net amortization and
 deferral                                  3,555          1,473          2,609
-------------------------------------------------------------------------------
                                         $  (134)        $  103        $   130
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   The above table includes net periodic pension costs charged to discontinued operations of $56,000 and $164,000 in 1996 and 1995, respectively.

   All of the pension plans have plan assets that exceed accumulated benefit obligations. Plan assets include government bonds and securities, money market accounts, mutual funds, corporate bonds and corporate stocks. The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1997 and 1996 for its U.S. pension plans:

(IN THOUSANDS)                                              1997           1996
-------------------------------------------------------------------------------
Actuarial present value of
 benefit obligations:
   Vested benefit obligation                            $(18,116)      $(16,985)
-------------------------------------------------------------------------------
   Accumulated benefit
     obligation                                         $(19,079)      $(17,893)
-------------------------------------------------------------------------------
Projected benefit obligation                            $(22,397)      $(20,421)
Plan assets at fair market value                          29,542         25,049
-------------------------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                                        7,145          4,628
Unrecognized transition assets
 amortized over various
 periods of time                                            (890)        (1,138)
Unrecognized prior service cost                            1,248          1,330
Unrecognized net gain                                     (4,470)        (2,029)
-------------------------------------------------------------------------------
Prepaid pension cost                                    $  3,033       $  2,791
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   Assumptions used as of December 31, 1997, 1996 and 1995 were:

                                             1997           1996           1995
-------------------------------------------------------------------------------
Discount or settlement rate                  7.25%          7.5%           7.5%
Rate of increase in
 compensation level                           5.0%          5.0%           5.0%
Expected long-term rate
 of return on assets                          9.0%          9.0%           9.0%

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

   The Company has a defined contribution plan for all full-time U.S. based employees with at least 12 months of consecutive service. Eligible employees are entitled to contribute from 1% to 10% of their base pay into an investment trust, and the Company matches, at the rate of $.50 for each $1.00 contributed, up to 3% of the employee's base pay. In addition, eligible employees at December 31 each year receive an additional 1% of their base pay contributed by the Company into the plan. The Company's total contributions into this plan for 1997, 1996 and 1995 were $443,000, $408,000 and $370,000, respectively.

   The Company provides postretirement medical benefits for certain retired employees at the U.S. operations of Wynn's-Precision, Inc. At January 1, 1993, the accumulated postretirement benefit obligation (before tax benefit) was $3.2 million, which the Company elected to amortize over 20 years as part of the annual benefit cost. The net periodic postretirement benefit costs were $145,000, $124,000 and $153,000 in 1997, 1996 and 1995, respectively.
The Company does not prefund this benefit program. No additional benefits are being earned with respect to this program by any active employees. The following table sets forth the program's status and amounts recognized in the Company's consolidated balance sheets at December 31, 1997 and 1996:

                          WYNN'S INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS)                                              1997           1996
-------------------------------------------------------------------------------
Unfunded accumulated post-
 retirement benefit obligation                           $(1,436)       $(1,519)
Unrecognized net gain (resulting
 from reduction in estimated
 health care cost trend rates)                            (1,453)        (1,506)
Unrecognized net transition
 obligation                                                2,400          2,560
-------------------------------------------------------------------------------
Accrued postretirement benefit cost                      $  (489)       $  (465)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   The weighted average discount rates used to determine the accumulated postretirement benefit obligation for 1997 and 1996 were 7.25% and 7.5%, respectively. The assumed annual health care cost trend rate was 8.5% for 1998, gradually decreasing to 4.5% in 2006 and remaining at that level thereafter. If the health care cost trend rate were increased 1%, the accumulated postretirement benefit obligation would increase $68,000 and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost would increase $5,000.

9. COMMITMENTS

   Wynn's rents certain facilities and equipment under various noncancelable operating leases. Rental commitments under these leases, exclusive of property taxes and insurance, are as follows:

 YEAR                                              (IN THOUSANDS)
-------------------------------------------------------------------------------
 1998                                                      $1,628
 1999                                                       1,216
 2000                                                         702
 2001                                                         443
 2002                                                         168
 2003 and after                                               117
-------------------------------------------------------------------------------
     Total                                                 $4,274
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   Rental expenses for all operating leases were $2,296,000 in 1997 ($2,236,000 in 1996 and $2,027,000 in 1995).

10. CONTINGENCIES

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

   The Company is also involved in certain proceedings and potential proceedings relating to environmental matters. At December 31, 1997, included in current other accrued liabilities and noncurrent other liabilities are consolidated accrued reserves of approximately $9.2 million relating to environmental matters. In establishing such reserves, the Company evaluates to the extent known for each matter the nature and extent of the underlying contamination, the estimated cost of the likely remedy, the number and financial strength of other potentially responsible parties, and the evidence against the various potentially responsible parties. During this evaluation process, the Company makes its best estimate of its likely exposure with respect to each matter based on information known to the Company at that time. Such estimates may involve a range of exposures for each matter. The Company provides aggregate reserves for no less than the minimum amount of the aggregate range of outcomes established by the Company.

   The Company lacks sufficient information at this time to provide an estimate of its "reasonably possible" (as such term is defined in Statement of Financial Accounting Standards No. 5) potential liability from all environmental matters. In establishing reserves for environmental matters, the Company assumes that it has appropriately evaluated key factors, such as expected remedy costs, the likely degree of responsibility and ability to pay of other potentially responsible parties, and the Company's probable allocable share. It is reasonably possible that regulatory or technical developments or subsequently developed information could cause the Company to reevaluate its present range of outcomes and to record additional liabilities for existing environmental matters. However, based upon information presently known to the Company, the Company believes that any such additional liabilities should not materially affect the Company's consolidated annual results of operations, cash flows, or financial position.

11. STOCK PLANS

   The Company has two stock-based plans pursuant to which current grants of options to purchase common stock of Wynn's may be made. The Stock-Based Incentive Award Plan ("1989 Plan") authorizes the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock and performance shares to officers and key employees of the Company. The Non-Employee Directors' Stock Option Plan ("1994 Plan") provides for the grant of

                          WYNN'S INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11.  STOCK PLANS (CONTINUED)

nonqualified stock options to non-employee directors of the Company. In addition, the 1982 Incentive Stock Option Plan ("1982 Plan"), which expired in April 1992, authorized the grant of incentive stock options. Under the 1982 Plan, the aggregate number of options granted could not exceed 1,012,500 shares. Under the 1989 and 1994 Plans, the aggregate number of stock related awards may not exceed 2,039,062 shares. At December 31, 1997, the aggregate number of options available for future grants was 360,215. All options granted under the three plans have been made at prices not less than 100 percent of the fair market value of the stock at the date of grant. Options granted under the three plans are exercisable at various dates over a ten-year period. However, under the three plans, no options may be exercised until at least one year after the date of grant.

   During 1996, 11,250 shares of restricted stock were awarded under the 1989 Plan. The restricted stock award vested over a one-year period. Recipients of restricted stock grants are entitled to cash dividends and voting rights on their respective shares. Restrictions limit the sale or transfer of shares during the vesting period. Unearned compensation of $152,000 was recorded at the date of the award in 1996 based on the market value of shares. Unearned compensation was amortized to expense over the vesting period.

   The Company grants performance shares in connection with certain stock options granted to officers and other key employees. Performance shares are issuable to recipients of these grants who exercise the underlying stock options, hold the shares of stock received for a three-year vesting period and remain continuously employed by the Company during the vesting period. The Company records unearned compensation at the date of exercise of the underlying stock options based on the market value of the performance shares. Unearned compensation is amortized to expense over the three-year vesting period.

   During 1997, 14,100 performance shares were granted under the 1989 Plan. At December 31, 1997, grants for 86,079 performance shares were outstanding, including 7,115 shares pending issuance based on satisfaction of vesting requirements. No shares of the Company's common stock have been issued pursuant to performance share grants. No stock appreciation rights were outstanding at December 31, 1997. The following tabulation summarizes certain information related to options for common stock:

                                                                  WEIGHTED
                                                                   AVERAGE
                                                                  EXERCISE
                                                 OPTIONS            PRICE
--------------------------------------------------------------------------
Outstanding options at
 January 1, 1995                               1,547,607            $ 4.72
Granted during the year                           97,875              6.32
Surrendered, forfeited or expired                (29,870)             4.75
Exercised                                       (107,662)             5.14
--------------------------------------------------------------------------
Outstanding at December 31, 1995               1,507,950              4.80

Granted during the year                          137,250             10.68
Surrendered, forfeited or expired                (41,516)             8.47
Exercised                                       (258,971)             5.23
--------------------------------------------------------------------------
Outstanding at December 31, 1996               1,344,713              5.20

Granted during the year                           80,625             13.74
Surrendered, forfeited or expired                (17,063)            13.22
Exercised                                       (398,764)             3.95
--------------------------------------------------------------------------
Outstanding at December 31, 1997               1,009,511            $ 6.24
--------------------------------------------------------------------------
--------------------------------------------------------------------------

   Exercisable options outstanding at December 31, 1997, 1996 and 1995 and the related weighted average exercise prices were 866,784, 1,136,663 and 1,277,926 and $5.50, $4.56 and $4.54, respectively.

   The following tabulation summarizes certain information concerning outstanding and exercisable options at December 31, 1997:

                                            RANGE OF EXERCISE PRICES
--------------------------------------------------------------------------
                                       $3.46          $5.35          $9.72
                                         to             to            to
                                       $4.87          $6.89         $16.00
--------------------------------------------------------------------------
Outstanding options:
 Number outstanding                  354,376        479,635        175,500
 Weighted average
   exercise price                      $3.65          $6.07         $11.94
 Weighted average
   remaining contractual
   life in years                         3.1            5.3            8.7
Exercisable options:
 Number exercisable                  354,376        435,236         77,172
 Weighted average
   exercise price                      $3.65          $6.05         $10.91

   If the Company had elected to recognize compensation cost based on the fair value of the options

                          WYNN'S INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


granted at the grant date, net income and earnings per share would have been reduced to the pro forma amounts shown below:

(IN THOUSANDS, EXCEPT
PER SHARE AMOUNTS)                           1997           1996           1995
--------------------------------------------------------------------------------
Pro forma:
 Net income                                $25,913        $20,266        $15,328
 Earnings per share:
   Basic                                     $1.32           $.99           $.76
   Diluted                                   $1.28           $.96           $.74

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

                                             1997           1996           1995
--------------------------------------------------------------------------------
Risk free interest rate                      6.22%          5.38%          7.23%
Expected life in years                       4.5            4.5            4.5
Expected volatility                           .276           .274           .289
Expected dividend yield                      1.56%          1.70%          2.44%

   The weighted average fair value of options granted during 1997, 1996 and 1995 was $3.98, $2.91 and $1.81 per share, respectively.

   The Company has an Employee Stock Purchase Plan (the "Plan") under which there are authorized and available for sale to employees, at a 15% discount, an aggregate of 1,350,000 shares of the Company's common stock. For the Plan year ended December 31, 1997, 37,545 shares were issued at $11.95 per share in January 1998. At December 31, 1997, 1,222,677 shares were available under the Plan for future sales to employees.

12. SHAREHOLDER RIGHTS PLAN

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

13. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION

   Wynn's operations are principally in two industry segments: Automotive and Industrial Components, and Specialty Chemicals. Operations in the Automotive and Industrial Components segment involve the manufacturing and marketing of O-rings and other static and dynamic seals principally for the automotive industry. In addition, Wynn's operations in the Builders Hardware industry, which are not significant, are included in the Automotive and Industrial Components segment. Operations in the Specialty Chemicals industry involve the development, production and marketing of a wide variety of car care products, automotive chemicals for the consumer, specialty chemicals and equipment for professional automotive service centers and product warranty programs for automotive dealerships, as well as industrial coolants, specialty fluids and cutting fluids used in metal-working. Product sales in the Specialty Chemicals Division are made primarily through domestic and foreign distributors.

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

   Sales to the largest customer of the Automotive and Industrial Components segment were 10.1% of consolidated net sales during 1997 (10.1% in 1996 and 11.2% in 1995).

                          WYNN'S INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

SUMMARY BY INDUSTRY SEGMENTS                                                    YEAR ENDED DECEMBER 31
-----------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                               1997           1996           1995           1994           1993
-----------------------------------------------------------------------------------------------------------------------------
NET SALES
Automotive and Industrial Components                     $168,266       $140,513       $130,411       $123,792       $103,204
Specialty Chemicals                                       152,687        148,018        132,173        110,867         98,318
-----------------------------------------------------------------------------------------------------------------------------
 Total net sales                                         $320,953       $288,531       $262,584       $234,659       $201,522
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT
Automotive and Industrial Components                     $ 26,408       $ 23,124       $ 21,828       $ 19,799       $ 12,466
Specialty Chemicals                                        19,490         15,627         11,526          8,501          5,953
-----------------------------------------------------------------------------------------------------------------------------
Total operating profit of segments                         45,898         38,751         33,354         28,300         18,419
Corporate expenses                                         (6,031)        (5,824)        (5,996)        (5,412)        (3,482)
Corporate interest income                                   1,603          1,208            492            320            366
Interest expense                                             (237)          (217)        (1,350)        (2,365)        (2,976)
-----------------------------------------------------------------------------------------------------------------------------
 Income from continuing operations
  before taxes based on income                           $ 41,233       $ 33,918       $ 26,500       $ 20,843       $ 12,327
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
Automotive and Industrial Components                     $ 91,478       $ 87,859       $ 71,927       $ 69,955       $ 59,147
Specialty Chemicals                                        75,500         68,118         62,770         53,837         49,371
-----------------------------------------------------------------------------------------------------------------------------
Identifiable assets of segments                           166,978        155,977        134,697        123,792        108,518
Corporate assets                                           40,113         48,874         19,509         18,665         23,157
Discontinued operations                                      ----            254         23,616         34,015         36,124
-----------------------------------------------------------------------------------------------------------------------------
 Total assets                                            $207,091       $205,105       $177,822       $176,472       $167,799
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Automotive and Industrial Components                     $  6,562       $  5,628       $  5,098       $  4,380       $  3,937
Specialty Chemicals                                         1,681          1,743          1,705          1,679          1,656
Corporate                                                      40             34             37             31             36
-----------------------------------------------------------------------------------------------------------------------------
 Total depreciation and amortization                     $  8,283       $  7,405       $  6,840       $  6,090       $  5,629
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Automotive and Industrial Components                     $  9,896       $  7,515       $  5,291       $  9,780       $  4,365
Specialty Chemicals                                         1,850          1,527          1,409          1,759            921
Corporate                                                      65             17             55             37             17
-----------------------------------------------------------------------------------------------------------------------------
 Total capital expenditures                              $ 11,811       $  9,059       $  6,755       $ 11,576       $  5,303
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

                          WYNN'S INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13. BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

SUMMARY BY GEOGRAPHICAL AREAS                                                   YEAR ENDED DECEMBER 31
-----------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                               1997           1996           1995           1994           1993
-----------------------------------------------------------------------------------------------------------------------------
NET SALES
United States:
 Sales to unaffiliated customers                         $224,769       $194,582       $170,638       $152,920       $125,180
 Intercompany sales between
  geographical areas                                        4,999          3,846          3,855          3,802          3,730
Europe:
 Sales to unaffiliated customers                           58,699         59,352         57,985         48,304         44,707
 Intercompany sales between
  geographical areas                                          475            514            485            529            376
Other foreign:
 Sales to unaffiliated customers                           37,485         34,597         33,961         33,435         31,635
 Intercompany sales between
  geographical areas                                        1,955          2,064          1,418          1,239            832
Eliminate intercompany sales                               (7,429)        (6,424)        (5,758)        (5,570)        (4,938)
-----------------------------------------------------------------------------------------------------------------------------
  Total net sales                                        $320,953       $288,531       $262,584       $234,659       $201,522
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT
United States                                            $ 33,912       $ 27,472       $ 22,233       $ 20,097       $ 12,047
Europe                                                      5,688          5,286          5,433          3,704          2,610
Other foreign                                               6,329          5,984          5,678          4,511          3,799
Eliminate change during year in
 intercompany profit in inventories                           (31)             9             10            (12)           (37)
-----------------------------------------------------------------------------------------------------------------------------
Total operating profit of segments                         45,898         38,751         33,354         28,300         18,419
Corporate expenses                                         (6,031)        (5,824)        (5,996)        (5,412)        (3,482)
Corporate interest income                                   1,603          1,208            492            320            366
Interest expense                                             (237)          (217)        (1,350)        (2,365)        (2,976)
-----------------------------------------------------------------------------------------------------------------------------
 Income from continuing operations
  before taxes based on income                           $ 41,233       $ 33,918       $ 26,500       $ 20,843       $ 12,327
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS
United States                                            $116,786       $107,689       $ 85,982       $ 82,521       $ 71,469
Europe                                                     34,445         33,881         35,270         28,896         26,262
Other foreign                                              19,069         17,424         15,837         15,214         13,576
Eliminate intercompany profit in inventory and
 intercompany trade accounts receivable                    (3,322)        (3,017)        (2,392)        (2,839)        (2,789)
-----------------------------------------------------------------------------------------------------------------------------
Identifiable assets of segments                           166,978        155,977        134,697        123,792        108,518
Corporate assets                                           40,113         48,874         19,509         18,665         23,157
Discontinued operations                                      ----            254         23,616         34,015         36,124
-----------------------------------------------------------------------------------------------------------------------------
 Total assets                                            $207,091       $205,105       $177,822       $176,472       $167,799
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

                          WYNN'S INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14. QUARTERLY INFORMATION (UNAUDITED)

Quarterly information is as follows for the two years ended December 31, 1997:

                                                           FIRST         SECOND          THIRD         FOURTH         TOTAL
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)          QUARTER        QUARTER        QUARTER        QUARTER        YEAR
-----------------------------------------------------------------------------------------------------------------------------
1997
Net sales                                                 $77,887        $81,040        $79,356        $82,670       $320,953
Gross profit                                               30,272         30,776         29,512         30,324        120,884
Income from continuing operations                           6,302          6,499          6,416          6,677         25,894
Income from discontinued operations                           ---            319            ---            ---            319
Net income                                                  6,302          6,818          6,416          6,677         26,213
Earnings per share:
 Continuing operations:
  Basic                                                      $.31           $.33           $.33           $.35          $1.32
  Diluted                                                    $.30           $.32           $.32           $.34          $1.28
 Discontinued operations:
  Basic                                                       ---           $.02            ---            ---           $.01
  Diluted                                                     ---           $.02            ---            ---           $.01
 Net income:
  Basic                                                      $.31           $.35           $.33           $.35          $1.33
  Diluted                                                    $.30           $.34           $.32           $.34          $1.29
-----------------------------------------------------------------------------------------------------------------------------
1996
Net sales                                                 $71,463        $71,826        $70,611        $74,631       $288,531
Gross profit                                               28,896         28,643         27,734         28,818        114,091
Income from continuing operations                           4,723          5,528          5,419          5,631         21,301
Income (loss) from discontinued operations                     35         (1,504)           180            426           (863)
Net income                                                  4,758          4,024          5,599          6,057         20,438
Earnings (loss) per share:
 Continuing operations:
  Basic                                                      $.23           $.27           $.26           $.27          $1.04
  Diluted                                                    $.22           $.26           $.26           $.27          $1.01
 Discontinued operations:
  Basic                                                       ---          $(.07)          $.01           $.03          $(.04)
  Diluted                                                    $.01          $(.07)          $.01           $.02          $(.04)
 Net income:
  Basic                                                      $.23           $.20           $.27           $.30          $1.00
  Diluted                                                    $.23           $.19           $.27           $.29           $.97
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

   The total of the quarterly per share amounts may not equal the total earnings (loss) per share for the year because the calculations are based on the weighted average number of shares outstanding during the periods.

The above tables reflect retroactively the 3 for 2 stock splits effected in 1997 and 1996 (see Note 2).

                          WYNN'S INTERNATIONAL, INC.
                             CORPORATE INFORMATION



NUMBER OF
STOCKHOLDERS
-----------------------
There were 732 stockholders of record at March 5, 1998.

STOCK EXCHANGE
LISTING
-----------------------
New York Stock Exchange
Ticker Symbol: WN



                            COMMON STOCK PRICES AND
                      CASH DIVIDENDS PER SHARE: 1997-1996

The stock price and cash dividends of the Company's Common
Stock for the past two years are shown in the following table:

----------------------------------------------------------------------------------------
QUARTER                               1st            2nd            3rd            4th
----------------------------------------------------------------------------------------
1997           HIGH               $ 16 1/16       $19 5/16       $  23 1/4      $ 24 1/8
               LOW                 12 13/16         14 3/4        17 15/16       20 7/16
               DIVIDENDS          $   .0533       $  .0533       $   .0533      $  .0533
----------------------------------------------------------------------------------------
1996           High               $  10 1/2       $13 5/16       $13            $ 14 3/8
               Low                    8             10 3/8        10 3/16         12
               Dividends          $   .0444       $  .0444       $  .0444       $  .0444
----------------------------------------------------------------------------------------

The above table reflects retroactively the 3 for 2 stock splits effected in 1997 and 1996 (see Note 2).