Form 10-K405, Exhibit 13
period 1998-12-31
WYNNS INTERNATIONAL INC
filed 1999-03-26
CIK 108721

                                                                     EXHIBIT 13


     This exhibit consists of the following portions of the 1998 Annual Report to Stockholders of Wynn's International, Inc.: the Report of Independent Auditors on page 40, the consolidated financial statements of Registrant on pages 24 through 39, the Selected Financial Data section on page 16, the Management's Discussion and Analysis of Financial Condition and Results of Operations section on pages 17 through 23, and the information appearing under "Common Stock Prices and Cash Dividends Per Share: 1998-1997" on page 41 and "Number of Stockholders" and "Stock Exchange Listing" on page 41.

SELECTED FINANCIAL DATA

                                                              Five years ended December 31, 1998
                                                   ---------------------------------------------------------
(Dollars in thousands, except per share amounts)     1998        1997        1996         1995        1994
                                                   --------    --------    --------     --------    --------
CONTINUING         Net sales                       $336,875    $320,953    $288,531     $262,584    $234,659
OPERATIONS                                         ---------------------------------------------------------
                   Income before taxes based
                     on income                       42,641      41,233      33,918       26,500      20,843
                   Provision for taxes based
                     on income                       15,351      15,339      12,617        9,799       8,461
                                                   ---------------------------------------------------------
                   Income from continuing
                     operations                      27,290      25,894      21,301       16,701      12,382
------------------------------------------------------------------------------------------------------------
DISCONTINUED       Income (loss) from
OPERATIONS           discontinued operations,
                     net of income tax                   --          --          16       (1,258)       (561)
                   Income (loss) on disposal of
                     discontinued operations,
                     net of income tax                   --         319        (879)          --          --
------------------------------------------------------------------------------------------------------------
NET INCOME                                         $ 27,290    $ 26,213    $ 20,438     $ 15,443    $ 11,821
============================================================================================================
DILUTED EARNINGS   From continuing operations         $1.39       $1.28       $1.01         $.81        $.62
PER SHARE OF       Discontinued operations:
COMMON STOCK(a)      Income (loss) from
                       operations                        --          --          --         (.06)       (.03)
                     Income (loss) on disposal           --         .01        (.04)          --         --
                                                   ---------------------------------------------------------
                                                      $1.39       $1.29       $ .97         $.75        $.59
============================================================================================================
WEIGHTED AVERAGE                                 19,678,498  20,304,933  21,116,739   20,735,385  20,526,277
COMMON SHARES
OUTSTANDING
(DILUTED)
============================================================================================================
CASH DIVIDENDS                                         $.24      $.2133      $.1778       $.1541      $.1304
PER COMMON SHARE
============================================================================================================
SELECTED BALANCE   Current assets                  $163,882    $147,883    $149,552     $128,565    $116,022
SHEET ITEMS        Current liabilities               66,425      61,386      56,942       47,837      54,056
                   Working capital                   97,457      86,497      92,610       80,728      61,966
                   Current ratio                  2.47 to 1   2.41 to 1   2.63 to 1    2.69 to 1   2.15 to 1
                   Total assets                    $225,596    $207,091    $205,105     $177,822    $176,472
                   Long-term debt due
                     after one year                      --          --          --           75      14,948
                   Stockholders' equity             140,850     127,523     132,952      116,233      95,440
                   Book value per
                     common share                     $7.49       $6.63       $6.48        $5.71       $5.08
------------------------------------------------------------------------------------------------------------
NUMBER OF          Continuing Operations              2,121       2,073       1,962        1,769       1,729
EMPLOYEES
============================================================================================================

(a) See Note 1 of Notes to Consolidated Financial Statements for certain per share information. All per share amounts have been adjusted to reflect the 3 for 2 stock splits effected in 1997, 1996 and 1995.

The above Selected Financial Data for the five years ended December 31, 1998 is not reported upon herein by independent auditors. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
Wynn's International, Inc.

RESULTS OF CONTINUING OPERATIONS


1998 COMPARED TO 1997

     Net sales in 1998 were $336.9 million compared to $321.0 million in 1997, an increase of 5 percent. Sales increased 5 percent at the Specialty Chemicals Division in 1998 compared to 1997. Sales increased 4 percent at the Automotive and Industrial Components Division, which is comprised of Wynn's-Precision, Inc. ("Precision"), a Lebanon, Tennessee-based supplier of O-rings, seals and molded rubber products, and Robert Skeels & Company ("Skeels"), a small regional wholesale distributor of builders hardware products.

     Precision recorded a 5 percent increase in sales in 1998. Precision's growth in sales was due primarily to higher sales to the U.S. automotive original equipment manufacturers ("OEMs") and the introduction of new products. Precision's composite gaskets product line posted another strong increase in 1998 compared to the prior year, and Precision expects this trend to continue. Precision's sales growth in 1998 was negatively impacted by a three-week labor strike at two of its major plants in Tennessee during the second quarter of 1998. Precision's sales were also impacted by the eight-week labor strike at General Motors, Precision's largest customer, in the summer of 1998. Precision continued to receive requests in 1998 for price freezes or price reductions from customers in many markets that it serves. Precision expects this trend to continue in 1999. Higher revenues at Precision generally resulted from an increase in the number of units sold as opposed to price increases. Skeels' sales increased 2 percent in 1998 compared to 1997.

     Sales at the Specialty Chemicals Division, consisting principally of car care products, increased 5 percent on a worldwide basis in 1998 compared to 1997. Reported sales were adversely affected by changes in foreign exchange rates in 1998 compared to 1997. Excluding the impact of foreign exchange rate fluctuations, total revenues in 1998 would have increased 8 percent compared to 1997. The revenue increase was due principally to increased sales in the U.S., France, Belgium and U.K. In the U.S., revenues in 1998 increased 9 percent compared to 1997, mainly due to growth in sales to the U.S. professional market and higher sales from the division's product warranty and newly launched vehicle service contract programs. Export sales from the U.S. to Latin American distributors increased slightly in 1998 compared to 1997, but sales to Asian distributors decreased substantially during the same period. Foreign subsidiary sales increased 3 percent in 1998 over 1997, but would have increased 7 percent if foreign exchange rates in 1998 had remained unchanged from 1997 rates. Sales increased in France, Belgium, U.K., Canada and Mexico, but sales declined in Australia, New Zealand, South Africa, Germany and Venezuela.

     Interest income in 1998 was $2.4 million compared to $2.1 million in 1997. The increase was due to higher average cash and cash equivalent balances in 1998 than in the prior year, partially offset by lower average interest yields.

     On a consolidated basis, total cost of sales in 1998 was 61.5 percent of sales compared to 62.3 percent in 1997. The Specialty Chemicals Division and Precision achieved higher gross margins due to the higher sales volumes and a change in sales mix. Precision's gross margin increased principally due to higher sales at its Tennessee operation, which manufactures and sells primarily O-rings. The increase in gross margin at the Specialty Chemicals Division was due primarily to the growth in sales of product warranty and new vehicle service contract programs.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
Wynn's International, Inc.


     Selling, general and administrative ("SG&A") expenses increased in 1998 to $89.3 million, or 26.5 percent of sales, compared to $81.5 million, or 25.4 percent of sales. The increase during 1998 in SG&A expenses was mainly due to higher selling costs associated with product warranty programs and vehicle service contracts at the Specialty Chemicals Division and the higher sales at Precision, partially offset by lower corporate expenses. As a percentage of sales, SG&A expenses increased at the Specialty Chemicals Division due primarily to a change in sales mix, but remained approximately the same at Precision. Corporate expenses decreased in 1998 compared to 1997 due primarily to lower executive incentive compensation expenses. In 1998, environmental-related expenses included in total SG&A decreased compared to 1997. The Company closely monitors legal and factual developments in the environmental area to evaluate the adequacy of present reserves.

     Income before taxes from continuing operations was $42.6 million in 1998 compared to $41.2 million in 1997. In the Automotive and Industrial Components Division, pretax profit increased 11 percent in 1998 due to Precision's higher revenue levels. Precision's profitability is sensitive to changes in volume. Pretax profit increased slightly at Skeels in 1998 compared to 1997 due to the higher revenues and improved gross margins. Pretax profit of the Specialty Chemicals Division decreased 12 percent in 1998 compared to 1997 due to weak results in the U.S., Asia/Pacific area, France, Belgium and Latin America, partially offset by improvements in the U.K., South Africa and Canada. Despite the revenue growth, pretax profit in the U.S. declined 13 percent due to the higher level of SG&A expenses. Excluding the impact of foreign exchange rate changes, the Specialty Chemicals Division's pretax profit would have decreased only 8 percent in 1998.

     The effective tax rate in 1998 was 36.0 percent, down from the 37.2 percent tax rate in the prior year. The decline in the effective tax rate was due primarily to changes in estimated provisions for the repatriation of foreign earnings.

     Income from continuing operations in 1998 was $27.3 million compared to $25.9 million in 1997. The improvement in 1998 compared to 1997 was attributable primarily to the higher pretax profit at Precision and lower corporate expenses, partially offset by the lower pretax profit at the Specialty Chemicals Division.

     Basic earnings per share from continuing operations in 1998 was $1.43 compared to $1.32 in 1997. Diluted earnings per share from continuing operations in 1998 was $1.39 compared to $1.28 in 1997. The increase in per share results in 1998 was due to the increase in net income and a 3 percent decrease in shares outstanding. The number of shares outstanding decreased primarily as a result of the repurchase in April 1997 of 1,650,000 shares of the Company's outstanding stock pursuant to a Dutch Auction self-tender offer and repurchases of the Company's outstanding stock during 1998 pursuant to the Company's share repurchase program. This decrease in outstanding shares was partially offset by the exercise of stock options to purchase 136,152 shares of common stock.

FINANCIAL CONDITION

     Working capital at December 31, 1998 was $97.5 million compared to $86.5 million at December 31, 1997. The current ratio was 2.47 to 1 at December 31, 1998 compared to 2.41 to 1 at December 31, 1997. The Company has adequate cash and cash equivalents and lines of credit to meet foreseeable working capital requirements.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
Wynn's International, Inc.


     Cash and cash equivalents were $46.5 million at December 31, 1998 compared to $43.3 million at December 31, 1997. The increase in cash and cash equivalents was primarily due to cash provided by all operating activities of $27.1 million and $1.1 million of proceeds from the exercise of stock options, partially offset by capital expenditures of $9.9 million, dividends paid of $4.5 million and $10.8 million used for repurchases of the Company's common stock.

     Accounts receivable increased $8.5 million to $64.9 million at December 31, 1998 from $56.4 million at December 31, 1997. This increase was due principally to the higher sales at Precision and the Specialty Chemicals Division in the fourth quarter of 1998 compared to the quarter ended December 31, 1997 and the offering during the year of extended terms to certain large customers of the Specialty Chemicals Division. Inventories were $34.3 million at the end of 1998, an increase of $3.3 million from $31.0 million at December 31, 1997. The increase in inventories was due to higher inventory levels at the Specialty Chemicals Division, primarily service equipment for sale by the U.S. professional products division, and higher raw material inventories at Precision.

     Total current liabilities increased $5.0 million to $66.4 million at December 31, 1998 from $61.4 million at December 31, 1997. The increase was due primarily to an increase in accounts payable and higher accruals for product warranty programs, partially offset by a decrease in the amount payable for taxes based on income, salaries and other compensation, and other accrued liabilities. Income taxes paid in 1998 were $16.4 million, approximately the same as in 1997.

     Net property, plant and equipment increased $1.9 million to $50.2 million in 1998, consisting of $9.9 million in additions (principally at Precision and the Specialty Chemicals Division), offset by an annual depreciation charge of $7.9 million, as well as retirements and foreign exchange adjustments.

     At December 31, 1998, the Company had two separate $15.0 million unsecured domestic committed bank lines of credit, which permit borrowings through June 2000 and June 2001, respectively, and one uncommitted domestic line of credit. The Company also has various other foreign uncommitted credit lines. At December 31, 1998, no borrowings were outstanding under any of these lines.

     The Company believes that additional lines of credit could be obtained if necessary. Under present circumstances, neither additional lines of credit nor additional long-term financing is required to supplement working capital requirements.

     Stockholders' equity at the end of 1998 was $140.9 million compared to $127.5 million at the end of 1997. The increase of $13.3 million is attributable primarily to net income of $27.3 million and $1.4 million from the exercise of stock options, including the related tax benefits, reduced by $10.8 million of repurchases of the Company's common stock and dividends declared of $4.6 million.

     In December 1998, the Company's Board of Directors approved a new three-year, $15 million open market share repurchase program to begin January 1999. This new repurchase program replaces the Company's three-year, $15 million share repurchase program that expired December 31, 1998.

     The Company expects total capital expenditures in 1999 to be approximately $16 million, which will be funded from current operations. As previously announced, the Company is continuing to explore possible niche acquisitions.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
Wynn's International, Inc.



YEAR 2000 MATTERS

     The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. In 1996, the Company began the necessary change-over of computer systems at its major locations, and now believes the changes to be substantially completed. Certain smaller foreign locations are also presently working toward timely implementation of necessary changes. The costs incurred thus far, and expected to be incurred in the future, are not significant. The Company is also working with customers and vendors to determine their ability to make the necessary conversions. Management presently expects that the necessary corrections will be completed before the Year 2000 with no significant effect on customers or disruption to business operations. See Forward-Looking Statements. The Company currently has no contingency plans in place in the event certain necessary corrections are not fully completed by the Company or its customers and vendors before the year 2000. During 1999, the Company plans to evaluate the need for contingency plans based on future information received from its major business units, customers and vendors.

IMPACT OF CHANGING PRICES ON SALES AND INCOME

     The Company attempts to minimize the impact of inflation on production and operating costs through cost control programs and productivity improvements. Over the past three years the inflation rate has been relatively low. Nonetheless, the Company has continued to face increases in the cost of labor and some materials, despite requests for price reductions from many customers. Due to intense competition, the Company in 1998 generally was not able to raise prices to its customers to pass along the cost increases experienced.

MARKET RISKS

     The Company conducts a significant portion of its operations in foreign jurisdictions. Because the Company's foreign subsidiaries conduct operations in the currencies of the countries in which they are based, all financial statements of the foreign subsidiaries must be translated into U.S. dollars. As a result, the Company's reported financial results could be significantly affected by changes in foreign currency exchange rates. The Company's financial results could also be affected by other factors including weak economic conditions in the foreign markets in which the Company operates. The Company's future operating results are exposed primarily to changes in the Euro currency ("Euro"), a common currency shared by 11 European nations, the Australian dollar, the South African rand, the Canadian dollar and the British pound. The Company currently does not hedge any significant amounts related to its foreign subsidiaries' budgeted sales, results of operations or net investments.

     The Company's interest income is most sensitive to changes in the general level of U.S. short-term interest rates and to some extent foreign short-term interest rates, especially in France, Belgium and Australia. Changes in U.S. and foreign interest rates affect the interest earned on the Company's cash and cash equivalents. The Company generally maintains its investments in short-term securities, which have maturities of three months or less, and does not hedge the potential effect from changes in interest rates. The Company's policy is to maintain and ultimately use its cash in excess of operating requirements for planned expansions, potential acquisitions and share repurchases.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
Wynn's International, Inc.



EURO CURRENCY CONVERSION

     The Euro was introduced on January 1, 1999, and the 11 participating European Monetary Union member countries established irrevocable fixed conversion rates between their local currencies and the Euro. However, the local currencies in those countries will continue to be used as legal tender through January 1, 2002. Thereafter, the local currencies will be canceled and Euro bills and coins will be used for cash transactions in the participating countries. From January 1, 1999 to December 31, 2001, companies will be allowed to transact noncash transactions in either Euro or the local currency.

     The Company and certain of its European subsidiaries are currently evaluating the Euro conversion and the potential impact on their operations. At the present time, the Company believes the necessary changes and costs incurred thus far, and expected to be incurred in the future, are not significant. See Forward-Looking Statements.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Annual Report may be "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in that they express the Company's expectations or beliefs concerning future events. The statements include the following: the expected continued growth in sales of Precision's composite gasket product line; the demand by Precision's customers for price freezes or price reductions; the sufficiency of working capital; the availability of new lines of credit if needed by the Company; the anticipated level of capital expenditures; the lack of impact of the Year 2000 problem and Euro conversion on the Company's business operations; and the effect of potential changes in market risks.

     The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including the following: sales of new and used cars in the U.S.; automotive and off-road construction vehicle production rates in North America; currency exchange rates relative to the U.S. dollar; short-term domestic and international interest rates; the impact of competitive products and pricing; attempts by state governments to regulate the product warranty program; termination of one or more of the product warranty division's alliances with automobile finance companies or a significant slowdown in the business of these companies; regulatory or technical developments or subsequently developed information causing an increase in the Company's estimated liability for environmental matters; the ability of the Company's vendors and customers to successfully resolve any Year 2000 and Euro currency conversion issues in their respective businesses; and general economic conditions, especially in North America and Western Europe.

     The Company's actual results thus may differ materially from the expected results expressed or implied by the forward-looking statements.

RESULTS OF CONTINUING OPERATIONS

1997 COMPARED TO 1996

     Net sales in 1997 were $321.0 million compared to $288.5 million in 1996, an increase of 11 percent. Sales increased 20 percent at the Automotive and Industrial Components Division and 3 percent at the Specialty Chemicals Division in 1997 compared to 1996.

     Precision recorded a 20 percent increase in sales in 1997. Precision's growth was primarily due to higher sales to the U.S. automotive OEMs and the off-road construction

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
Wynn's International, Inc.



industry and the introduction of new products. Precision's sales in 1997 also increased relative to 1996 due to the September 30, 1996 acquisition of an automotive plastic sealing business. Excluding this acquisition, Precision's sales increased 12 percent in 1997 over 1996. Sales of Precision's innovative composite gaskets continued to grow in 1997 compared to the prior year, and Precision expected this trend to continue as new applications were developed and approved by major automotive OEMs and other vehicle manufacturers. Higher revenues at Precision generally resulted from an increase in the number of units sold as opposed to price increases.

     Skeels' sales increased 3 percent in 1997 compared to 1996, principally due to improved economic conditions in the southern California building industry.

     Sales at the Specialty Chemicals Division, principally car care products, increased 3 percent on a worldwide basis compared to 1996. Reported sales were adversely affected by changes in foreign exchange rates in 1997 compared to 1996. Excluding the impact of foreign exchange rate fluctuations, total revenues in 1997 would have increased 9 percent compared to 1996. The revenue increase was due principally to increased sales in the U.S., Canada and Belgium. In the U.S., revenues in 1997 increased 7 percent compared to 1996, mainly due to growth in sales by the Division's Azusa, California-based operations to the U.S. professional market and growth in export sales to Asian and Latin American distributors. Sales from the Wynn's product warranty division increased 6 percent in 1997, which was below the growth rate experienced in each of the four years preceding 1997. The lower growth rate was due to the general slowdown in used car sales in 1997, primarily caused by subprime lenders being more selective in granting new credit for auto loans. A significant portion of sales by the Wynn's product warranty division are through relationships established with certain subprime lenders. Foreign subsidiary sales in 1997 were slightly higher than 1996, but would have increased 11 percent if foreign exchange rates in 1997 had remained unchanged from 1996 rates. On a local currency basis, sales grew in all major foreign subsidiary operations. The most significant sales growth in local currency occurred in Belgium, France and Canada.

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

     Selling, general and administrative expenses decreased in 1997 to $81.5 million, or 25.4 percent of sales, compared to $81.7 million, or 28.3 percent of sales. The significant decline during 1997 in SG&A expenses as a percentage of sales was mainly due to the growth in sales at Precision, which traditionally has a lower level of operating expenses as a percentage of sales than the Specialty Chemicals Division. Both Precision and the Specialty Chemicals Division were able to reduce SG&A expenses as a percentage of their respective sales due to the higher sales volumes achieved and constant

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
Wynn's International, Inc.



monitoring of costs. The 1997 SG&A expenses at the Specialty Chemicals Division also benefited from $.5 million of proceeds from the partial recovery of a judgment in a trademark infringement lawsuit and the nonrecurrence of certain 1996 expenses for relocation and severance costs at two foreign locations. Corporate expenses decreased in 1997 compared to 1996 due to lower accruals for retirement benefit programs, partially offset by higher expenses due to the addition of one senior executive position and higher incentive compensation costs. In 1997, environmental-related expenses included in total SG&A increased compared to 1996. The Company closely monitors legal and factual developments in the environmental area to evaluate the adequacy of present reserves.

     Income before taxes from continuing operations was $41.2 million in 1997 compared to $33.9 million in 1996. In the Automotive and Industrial Components Division, pretax profit increased 14 percent in 1997 due to Precision's higher revenue levels. Precision's profitability is sensitive to changes in volume. Pretax profit of the Specialty Chemicals Division increased 22 percent in 1997 due to the small increase in revenues and lower operating costs as a percentage of sales. Excluding the impact of foreign exchange rate changes, the Specialty Chemicals Division's pretax profit would have increased 29 percent in 1997.

     The effective tax rate in 1997 was 37.2 percent, unchanged from the prior year.

     Income from continuing operations in 1997 was $25.9 million compared to $21.3 million in 1996. The improvement in 1997 compared to 1996 was primarily attributable to the higher pretax profit at both the Specialty Chemicals Division and Precision.

     Basic earnings per share from continuing operations in 1997 was $1.32 compared to $1.04 in 1996. Diluted earnings per share from continuing operations in 1997 was $1.28 compared to $1.01 in 1996. The Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share, in December 1997. See Note 2 of Notes to Consolidated Financial Statements for a discussion of the 3 for 2 stock splits in 1997 and 1996. The increase in per share results in 1997 was due to the increase in net income and the decrease in shares outstanding. The number of shares outstanding decreased primarily as a result of the repurchase in April 1997 of 1,650,000 shares of the Company's outstanding stock pursuant to a Dutch Auction self-tender offer. This decrease was partially offset by the exercise of stock options to purchase 439,699 shares of common stock.

RESULTS OF DISCONTINUED OPERATIONS

1997 COMPARED TO 1996

     On May 23, 1996, the Company sold the principal operating assets of Wynn's Climate Systems, Inc., ("WCS"), the automotive air conditioning subsidiary which was formerly part of the Automotive and Industrial Components Division.

     The results of operations for WCS and the income (loss) on disposal of WCS' principal net operating assets have been classified on the statements of income as discontinued operations. Revenues from discontinued operations for the period January 1 to May 23, 1996 were $20,353,000. The loss on disposal of the principal operating assets of WCS for the year ended December 31, 1996 included a $2.6 million tax benefit attributable to the deductibility of goodwill associated with the original acquisition of WCS in 1978. Such goodwill had been previously expensed for financial statement purposes with no tax benefit.

     In 1997, income on disposal of discontinued operations was attributable to adjustments to certain estimated reserves arising from the May 1996 sale.

Consolidated Statements of Income
--------------------------------------------------------------------------------
Wynn's International, Inc.

                                                                     Year ended December 31
                                                            --------------------------------------
(Dollars in thousands, except per share amounts)              1998           1997           1996
--------------------------------------------------------------------------------------------------
REVENUES            Net sales                               $336,875       $320,953       $288,531
                    Interest income                            2,356          2,106          1,763
                    ------------------------------------------------------------------------------
                                                             339,231        323,059        290,294
--------------------------------------------------------------------------------------------------
COSTS AND           Cost of sales                            207,088        200,069        174,440
EXPENSES            Selling, general and administrative       89,252         81,520         81,719
                    Interest expense                             250            237            217
                    ------------------------------------------------------------------------------
                                                             296,590        281,826        256,376
--------------------------------------------------------------------------------------------------
INCOME FROM         Income from continuing operations
CONTINUING            before taxes based on income            42,641         41,233         33,918
OPERATIONS          Provision for taxes based on income       15,351         15,339         12,617
                    ------------------------------------------------------------------------------
                    Income from continuing operations         27,290         25,894         21,301
--------------------------------------------------------------------------------------------------
DISCONTINUED        Discontinued operations, net of income
OPERATIONS             taxes (benefits) of $195 and
                      $(4,629), respectively                      --            319           (863)
--------------------------------------------------------------------------------------------------
NET INCOME                                                  $ 27,290       $ 26,213       $ 20,438
==================================================================================================
EARNINGS (LOSS)     Basic:
PER SHARE OF          Continuing operations                    $1.43          $1.32          $1.04
COMMON STOCK          Discontinued operations                     --            .01           (.04)
                    ------------------------------------------------------------------------------
                          Total                                $1.43          $1.33          $1.00
                    ==============================================================================
                    Diluted:
                      Continuing operations                    $1.39          $1.28          $1.01
                      Discontinued operations                     --            .01           (.04)
                    ------------------------------------------------------------------------------
                          Total                                $1.39          $1.29          $ .97
==================================================================================================



See accompanying notes.

Consolidated Balance Sheets
--------------------------------------------------------------------------------
Wynn's International, Inc.


                                                                                 December 31
--------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                             1998           1997
--------------------------------------------------------------------------------------------------
ASSETS              Current assets:
                      Cash and cash equivalents                            $ 46,511       $ 43,266
                      Accounts receivable, less $904 allowance
                        for doubtful accounts ($959 in 1997)                 64,880         56,355
                      Inventories                                            34,347         31,045
                      Prepaid expenses and other current assets
                        (including deferred tax assets of $12,162 in
                        1998 and $12,208 in 1997)                            18,144         17,217
                    ------------------------------------------------------------------------------
                           Total current assets                             163,882        147,883
                    Property, plant and equipment, at cost less
                      accumulated depreciation and amortization              50,197         48,341
                    Costs in excess of fair value of net assets of
                      businesses acquired, less accumulated
                      amortization of $2,121 ($1,975 in 1997)                 2,902          3,049
                    Other assets                                              8,615          7,818
--------------------------------------------------------------------------------------------------
                                                                           $225,596       $207,091
==================================================================================================
LIABILITIES         Current liabilities:
AND                   Accounts payable                                     $ 23,360       $ 20,696
STOCKHOLDERS'         Dividends payable                                       1,129          1,030
EQUITY                Taxes based on income                                     100          1,264
                      Accrued liabilities:
                        Product warranty programs                            19,094         14,407
                        Salaries and other compensation                       9,719         10,282
                        Other                                                13,023         13,707
                    ------------------------------------------------------------------------------
                           Total current liabilities                         66,425         61,386
                    Deferred taxes based on income                            7,607          7,825
                    Other liabilities                                        10,714         10,357
                    Commitments and contingencies
                    Stockholders' equity:
                      Preferred stock, $1 par value; 500,000 shares
                        authorized, none issued                                  --             --
                      Common stock, $0.01 par value; 40,000,000
                        shares authorized, 21,898,335 shares
                         issued (21,860,511 in 1997)                            219            219
                      Capital in excess of par value                         24,286         23,965
                      Retained earnings                                     160,170        137,457
                      Accumulated other comprehensive income                 (5,100)        (5,033)
                      Unearned compensation                                     (56)           (58)
                      Common stock held in treasury 3,095,809 shares,
                        at cost (2,623,087 in 1997)                         (38,669)       (29,027)
                    ------------------------------------------------------------------------------
                           Total stockholders' equity                       140,850        127,523
                    ------------------------------------------------------------------------------
                                                                           $225,596       $207,091
==================================================================================================



See accompanying notes.

Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------
Wynn's International, Inc.



Three years ended December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     Accumulated                 Common
                                       Common stock        Capital in                   other                    stock
(Dollars in thousands,            ---------------------     excess of    Retained   comprehensive   Unearned    held in
except per share amounts)           Shares       Amount     par value    earnings       income    compensation  treasury    Total
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996        21,520,764      $215       $22,523    $ 98,619       $(1,170)      $(373)    $(3,581)   $116,233

   Net income                             --        --            --      20,438            --          --          --      20,438
   Adjustments from foreign
     currency translation, net            --        --            --          --          (815)         --          --        (815)
                                                                                                                           -------
   Comprehensive income                   --        --            --          --            --          --          --      19,623
                                                                                                                           -------
   Cash dividends                         --        --            --      (3,639)           --          --          --      (3,639)
   Purchase of treasury stock
     at cost                              --        --            --          --            --          --      (1,767)     (1,767)
   Stock options exercised,
     including tax benefits          298,851         3         2,076          --            --          --          37       2,116
   Restricted stock issued
     to employee                          --        --           107          --            --        (152)         45          --
   Amortization of unearned
     compensation                         --        --            --          --            --         386          --         386
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996      21,819,615       218        24,706     115,418        (1,985)       (139)     (5,266)    132,952

   Net income                             --        --            --      26,213            --          --          --      26,213
   Adjustments from foreign
     currency translation, net            --        --            --          --        (3,048)         --          --      (3,048)
                                                                                                                           -------
   Comprehensive income                   --        --            --          --            --          --          --      23,165
                                                                                                                           -------
   Cash dividends                         --        --            --      (4,174)           --          --          --      (4,174)
   Purchase of treasury stock
     at cost                              --        --            --          --            --          --     (28,056)    (28,056)
   Stock options exercised,
     including tax benefits           40,896         1          (741)         --            --         (92)      4,295       3,463
   Amortization of unearned
     compensation                         --        --            --          --            --         173          --         173
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997      21,860,511       219        23,965     137,457        (5,033)        (58)    (29,027)    127,523

   Net income                             --        --            --      27,290            --          --          --      27,290
   Adjustments from foreign
     currency translation, net            --        --            --          --           (67)         --          --         (67)
                                                                                                                           -------
   Comprehensive income                   --        --            --          --            --          --          --      27,223
                                                                                                                           -------
   Cash dividends                         --        --            --      (4,577)           --          --          --      (4,577)
   Purchase of treasury stock
     at cost                              --        --            --          --            --          --     (10,752)    (10,752)
   Stock options exercised,
     including tax benefits           37,824        --           321          --            --         (19)      1,110       1,412
   Amortization of unearned
     compensation                         --        --            --          --            --          21          --          21
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998      21,898,335      $219       $24,286    $160,170       $(5,100)      $ (56)   $(38,669)   $140,850
==================================================================================================================================


See accompanying notes.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
Wynn's International, Inc.


                                                                                   Year ended December 31
                                                                               ------------------------------
(Dollars in thousands)                                                           1998       1997       1996
-------------------------------------------------------------------------------------------------------------
OPERATING           Income from continuing operations                          $27,290     $25,894    $21,301
ACTIVITIES          Adjustments:
                      Depreciation and amortization                              8,365       8,283      7,405
                      Provision for uncollectible accounts                         281         307        312
                      Amortization of stock compensation                            21         173        386
                      Gain on fixed asset disposals                                (31)         (1)       (11)
                      Provision (benefit) for deferred income taxes               (207)         18     (3,381)
                      Change in operating assets and liabilities:
                        Accounts receivable-net                                 (8,811)     (8,289)    (2,721)
                        Inventories                                             (3,302)       (105)    (1,492)
                        Prepaid expenses and other current assets                 (973)       (327)      (883)
                        Other assets                                            (1,102)       (611)      (540)
                        Accounts payable                                         2,664       2,559       (116)
                        Product warranty program reserves                        4,687       1,973      3,259
                        Taxes based on income                                     (879)       (848)     1,754
                        Accrued liabilities                                     (1,247)      2,279      3,504
                        Other liabilities                                          357       2,886        713
                    -----------------------------------------------------------------------------------------
                           Net cash provided by continuing operations           27,113      34,191     29,490
                    -----------------------------------------------------------------------------------------
                    Net cash provided by (used in)
                      discontinued operations                                       --         319     (1,132)
                    -----------------------------------------------------------------------------------------
                      Net cash provided by all operating activities             27,113      34,510     28,358
-------------------------------------------------------------------------------------------------------------
INVESTING           Additions to property, plant and equipment                  (9,935)    (11,811)    (9,059)
ACTIVITIES          Acquisition of business                                         --          --     (8,255)
                    Net proceeds from disposition of net assets
                      of discontinued operations                                    --         254     23,631
                    Other cash receipts-net                                         78          79         73
                    -----------------------------------------------------------------------------------------
                      Net cash provided by (used in) investing activities       (9,857)    (11,478)     6,390
-------------------------------------------------------------------------------------------------------------
FINANCING           Dividends paid                                              (4,478)     (4,060)    (3,512)
ACTIVITIES          Proceeds from exercise of stock options                      1,127       1,882      1,627
                    Purchase of treasury stock                                 (10,752)    (28,056)    (1,767)
                    Other cash disbursements-net                                    --         (73)      (101)
                    -----------------------------------------------------------------------------------------
                      Net cash used in financing activities                    (14,103)    (30,307)    (3,753)
-------------------------------------------------------------------------------------------------------------
NET CHANGE          Effect of exchange rate changes                                 92      (2,763)      (818)
IN CASH             -----------------------------------------------------------------------------------------
                    Net increase (decrease) in cash and cash equivalents         3,245     (10,038)    30,177
                    Cash and cash equivalents at beginning of year              43,266      53,304     23,127
                    -----------------------------------------------------------------------------------------
                    Cash and cash equivalents at end of year                   $46,511     $43,266    $53,304
=============================================================================================================


Supplemental disclosure of interest and income taxes paid:

   Interest paid in 1998, 1997 and 1996 was $76,000, $108,000 and $107,000,
   respectively. Income taxes paid in 1998, 1997 and 1996 were $16,437,000, $16,364,000 and $9,615,000, respectively.



See accompanying notes.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.



1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Wynn's International, Inc. ("Wynn's" or the "Company") and its wholly-owned subsidiaries and two majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the prior years' amounts to conform with the 1998 presentation. On May 23, 1996, the Company sold the principal operating assets of Wynn's Climate Systems, Inc. ("WCS"), a manufacturer and marketer of automotive air conditioning systems and components. The results of operations for WCS and the income (loss) on disposal of WCS' principal net operating assets have been classified on the statements of income as discontinued operations.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PAR VALUE AND STOCK SPLITS

     On April 29, 1998, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation to reduce the par value of the Company's Common Stock from $1.00 per share to $0.01 per share. All share amounts have been adjusted retroactively for the reduction in par value.

     The Company effected a 3 for 2 stock split in the fourth quarter of 1997 and a similar 3 for 2 stock split in the fourth quarter of 1996. All share and per share amounts have been adjusted retroactively for both stock splits. See
Note 2.

EARNINGS PER SHARE

     Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the weighted average number of diluted shares outstanding during the year and assumes the exercise of stock options. The weighted average number of shares outstanding used to calculate earnings per share in 1998, 1997 and 1996 for basic purposes were 19,109,308, 19,649,234 and
20,462,702, respectively, and for diluted purposes were 19,678,498, 20,304,933 and 21,116,739, respectively. (See Note 2 for a discussion of the stock splits effected in 1997 and 1996.)

CASH AND CASH EQUIVALENTS

     The Company's policy is to invest cash in excess of operating requirements in short-term interest bearing investments. Cash equivalents of $44,507,000 in 1998 and $39,368,000 in 1997 include commercial paper, guaranteed investment contracts, certificates of deposit, municipal securities and money market accounts which have maturities of three months or less when purchased and are stated at cost, which approximates fair market value.

CONCENTRATIONS OF CREDIT RISK

     The Company places its temporary cash investments in high credit quality financial institutions and investment grade short-term investments and limits the amount of credit exposure to any one entity. Substantially all of the Company's accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both in the U.S. and internationally. The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 1998 with respect to its temporary cash investments or accounts receivable.

INVENTORIES

     Inventories are stated at the lower of cost (principally first-in, first-out) or market.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization of property, plant and equipment are calculated principally using the straight-line method over the estimated useful lives of the respective assets. See Note 7.

COSTS IN EXCESS OF FAIR VALUE OF NET ASSETS OF BUSINESSES ACQUIRED

     Costs in excess of fair value of net assets of businesses acquired are amortized using the straight-line method over a period of ten to forty years.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.

LONG-LIVED ASSETS

     The Company reviews long-lived assets and certain identifiable intangibles held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based upon the Company's analysis, the Company believes that no impairment of the carrying value of its long-lived assets existed at December 31, 1998.

INCOME TAXES

      The Company provides for income taxes utilizing the liability method and provides taxes on the undistributed earnings of all foreign subsidiaries.

OTHER LIABILITIES

     Noncurrent other liabilities consist primarily of accrued reserves for environmental matters, pension liabilities and post employment benefits. Total noncurrent reserves for environmental matters at December 31, 1998 are $8.2 million. (See Note 10 for a discussion of contingencies.)

FOREIGN CURRENCY TRANSLATION

     Gains and losses resulting from balance sheet translation of foreign operations where a foreign currency is the functional currency are included as a component of comprehensive income in the statements of stockholders' equity and as accumulated other comprehensive income in stockholders' equity.

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

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. Statement 133 standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the balance sheet and measure them at fair market value. Under certain conditions, an entity may elect to designate a derivative instrument as a hedge of certain commitments, forecasted transactions and net investments in foreign operations. Statement 133 is effective for quarterly financial statements for fiscal years beginning after June 15, 1999, and therefore the Company will adopt the new requirements beginning January 1, 2000. The Company is in the process of evaluating the impact of Statement 133 on the Company's financial statements.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for performance shares is recorded over the vesting period from the date the underlying stock options are exercised based on the fair market value of the Company's stock.

COMPREHENSIVE INCOME

     As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or stockholders' equity. Statement 130 requires equity adjustments from foreign currency translation to be reported as accumulated other comprehensive income on the Company's Consolidated Balance Sheets. The statement also requires foreign currency translation adjustments to be reported as a component of comprehensive income. The Company reports comprehensive income in its Consolidated Statements of Stockholders' Equity. Prior years' amounts have been reclassified to conform to the requirements of Statement 130.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.

2.  STOCK SPLITS; ACQUISITION; DISCONTINUED OPERATIONS

STOCK SPLITS

     On December 10, 1997, the Board of Directors authorized a 3 for 2 stock split effected in the form of a stock dividend payable to stockholders of record on December 22, 1997. Previously, on December 11, 1996, the Board of Directors authorized a 3 for 2 stock split also effected in the form of a stock dividend payable to stockholders of record on December 23, 1996. All references in the consolidated financial statements to average number of shares outstanding and related prices, per share amounts and stock option plan data have been restated retroactively to reflect both of the stock splits.

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

DISCONTINUED OPERATIONS

     On May 23, 1996, the Company sold the principal operating assets of Wynn's Climate Systems, Inc. Revenues from discontinued operations for the period January 1 to May 23, 1996 were $20,353,000.

3.  INVENTORIES

     Inventories consist of the following at December 31, 1998 and 1997:

(In thousands)                           1998       1997
---------------------------------------------------------
Finished goods                         $21,922    $19,821
Raw materials and work in process       12,425     11,224
---------------------------------------------------------
                                       $34,347    $31,045
=========================================================

4. FOREIGN OPERATIONS

     Condensed combined financial information of Wynn's foreign subsidiaries (the operations of which are located in Australia, Belgium, Canada, France, Germany, Holland, India, Mexico, New Zealand, South Africa, Spain, U.K. and Venezuela) at December 31, 1998 and 1997 and for the three years ended December 31, 1998 before eliminations of intercompany balances and profits and any provision for taxes on repatriation of foreign earnings, is as follows:

(In thousands)                              1998          1997
---------------------------------------------------------------
Assets:
   Current assets                          $52,819      $47,289
   Property, plant and equipment             4,767        4,856
   Other noncurrent assets                   2,794        2,822
---------------------------------------------------------------
                                           $60,380      $54,967
===============================================================
Liabilities and stockholders' equity:
   Current liabilities                     $25,108      $22,392
   Deferred taxes based on income              612          659
   Stockholders' equity                     34,660       31,916
---------------------------------------------------------------
                                           $60,380      $54,967
===============================================================


(In thousands)       1998         1997         1996
-----------------------------------------------------
Net sales           $98,191      $96,184      $93,949
=====================================================
Net income          $ 5,857      $ 6,508      $ 5,357
=====================================================



     Transaction gains and losses resulting from changes in foreign currency exchange rates have been charged to operations and are immaterial.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.

5.  TAXES BASED ON INCOME

     The provision for taxes based on income from continuing operations consists of the following elements for the three years ended December 31, 1998:

(In thousands)             1998           1997            1996
----------------------------------------------------------------
Current:
   Federal               $10,408         $11,137         $ 9,535
   State                   2,029           1,714           1,488
   Foreign                 3,520           3,691           3,845
----------------------------------------------------------------
   Total current          15,957          16,542          14,868
----------------------------------------------------------------
Deferred:
   Federal                  (362)         (1,133)           (650)
   State                      (1)           (120)           (373)
   Foreign                  (243)             50          (1,228)
----------------------------------------------------------------
   Total deferred           (606)         (1,203)         (2,251)
----------------------------------------------------------------
Total                    $15,351         $15,339         $12,617
================================================================



     Pretax income from continuing operations for domestic and foreign operations for the three years ended December 31, 1998 is as follows:

(In thousands)   1998          1997          1996
--------------------------------------------------
Domestic       $34,830       $32,369       $26,444
Foreign          7,811         8,864         7,474
--------------------------------------------------
               $42,641       $41,233       $33,918
==================================================

     A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of income from continuing operations before taxes based on income for the three years ended December 31, 1998, follows:


                                 1998           1997           1996
--------------------------------------------------------------------
Statutory federal
   income tax rate               35.0%          35.0%          35.0%
State taxes, net of
   federal tax benefit            3.1            2.5            2.1
Other-net                        (2.1)          (0.3)           0.1
--------------------------------------------------------------------
Effective tax rate               36.0%          37.2%          37.2%
====================================================================


     At December 31, 1998, the Company had the following carryforwards for tax purposes available for future utilization with the indicated expiration periods (in thousands):

                           Foreign Net
             Year        Operating Loss
------------------------------------------
              2001           $   34
              2002               61
              2003               39
              2004               37
              2005               74
              2006               46
              2007                1
              2008               30
           Unlimited          1,060
-------------------------------------------
                             $1,382
===========================================


     A valuation allowance of $1,596,000 has been recognized to offset these and other deferred tax assets. The valuation allowance against deferred tax assets decreased by $17,000 during 1998 due to a net decrease in tax attribute carryovers.

     Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1997 are as follows:

(In thousands)                            1998              1997
-----------------------------------------------------------------
Deferred tax liabilities:
   Foreign earnings                     $ 1,906           $ 2,019
   Accelerated depreciation
     and amortization                     3,589             3,166
   Pension plan                           1,339             1,260
   Other                                  2,933             3,525
-----------------------------------------------------------------
Total deferred tax liabilities            9,767             9,970
-----------------------------------------------------------------
Deferred tax assets:
   Accrued expenses                      13,907            13,733
   Inventory valuation                      629               834
   Tax attributes carryover               1,382             1,399
-----------------------------------------------------------------
Subtotal                                 15,918            15,966
   Valuation allowances                  (1,596)           (1,613)
-----------------------------------------------------------------
Total deferred tax assets                14,322            14,353
-----------------------------------------------------------------
Net deferred tax assets                 $ 4,555           $ 4,383
=================================================================

      The provisions (benefits) for income taxes for discontinued operations in 1996 differ from those amounts computed by applying the statutory federal income tax rates due principally to deductible goodwill and federal tax credits.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.


6.  LINES OF CREDIT

     The Company has two domestic committed unsecured lines of credit for $15.0 million each which permit borrowings through June 2000 and June 2001, respectively, and various domestic and foreign uncommitted credit lines. The lines provide for borrowings at interest rates of prime (7.75% at December 31, 1998) and/or various other prevailing rates. One of the domestic committed credit lines also includes a $4.0 million unsecured multicurrency and trade finance facility which provides for standby and commercial letters of credit. The Company is required to pay a commitment fee varying from 0.125% to 0.15% per annum on its committed lines of credit. At December 31, 1998, the Company had no outstanding amounts under any of these lines of credit.

7.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following at December 31, 1998 and 1997:

(In thousands)                                 1998             1997
--------------------------------------------------------------------
Land and land improvements                  $ 1,520          $ 1,500
Buildings and improvements                   25,873           24,305
Equipment, furniture and fixtures            79,776           72,314
--------------------------------------------------------------------
                                            107,169           98,119
Less accumulated depreciation
   and amortization                         (56,972)         (49,778)
--------------------------------------------------------------------
                                            $50,197          $48,341
====================================================================


     Estimated useful lives used to calculate depreciation and amortization of property, plant and equipment are as follows:

Land improvements                   10 - 20 years
Buildings and improvements          10 - 40 years
Equipment, furniture and fixtures    3 - 10 years
-------------------------------------------------


8.  RETIREMENT PLANS

     As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This Statement revises employers' disclosures about pensions and other postretirement benefit plans by requiring additional information on changes in benefit obligations and fair values of plan assets. This Statement does not change the measurement or recognition requirements of those plans.

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

        During 1998, Wynn's adopted an unfunded non-qualified supplemental retirement plan for certain key executives of the Company. Benefits under this plan are based upon the participants' base compensation and years of service with the Company. Benefits under the supplemental retirement plan are reduced by employer-provided benefits under Wynn's qualified defined benefit and defined contribution plans and social security benefits.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.


     Net periodic pension costs (income) for the three years ended December 31, 1998 included the following components:

(In thousands)                        1998             1997             1996
----------------------------------------------------------------------------
Service cost                       $   971          $   766          $   808
Interest cost                        1,632            1,503            1,464
Expected return on assets           (2,631)          (2,232)          (2,015)
Amortization of transition
   assets                             (249)            (249)            (249)
Amortization of prior
   service cost                        211              167              172
Amortization of gain                  (164)             (89)             (77)
----------------------------------------------------------------------------
                                   $  (230)         $  (134)         $   103
============================================================================

     The above table includes net periodic pension costs charged to discontinued operations of $56,000 in 1996.

     All of the qualified pension plans have plan assets that exceed accumulated benefit obligations. Plan assets include government bonds and securities, money market accounts, mutual funds, corporate bonds and corporate stocks. The following tables set forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1998 and 1997 and provide a reconciliation of the changes in projected benefit obligations and plan assets for the two years ended December 31, 1998 for the Company's U.S. pension plans:

(In thousands)                               1998              1997
---------------------------------------------------------------------
Funded Status
---------------------------------------------------------------------
Accumulated benefit
   obligation                              $(23,146)         $(19,079)
=====================================================================
Projected benefit obligation               $(26,604)         $(22,397)
Plan assets at fair market value             31,008            29,542
---------------------------------------------------------------------
Plan assets in excess of projected
   benefit obligation                         4,404             7,145
Unrecognized transition assets
   amortized over various
   periods of time                             (641)             (890)
Unrecognized prior service cost               2,245             1,248
Unrecognized net gain                        (2,730)           (4,470)
---------------------------------------------------------------------
Prepaid pension cost                       $  3,278          $  3,033
=====================================================================

(In thousands)                         1998              1997
---------------------------------------------------------------
Change in Projected
   Benefit Obligation
---------------------------------------------------------------
Projected benefit obligation
   at January 1                      $(22,397)         $(20,421)
Service cost                             (928)             (732)
Interest cost                          (1,627)           (1,502)
Employee contributions                   (151)             (150)
Plan amendments                        (1,208)               --
Assumption change                      (1,057)             (369)
Losses                                   (955)             (945)
Benefits paid                           1,719             1,722
---------------------------------------------------------------
Projected benefit obligation
   at December 31                    $(26,604)         $(22,397)
===============================================================


(In thousands)                         1998              1997
---------------------------------------------------------------
Change in Plan Assets
---------------------------------------------------------------
Fair market value of plan
   assets at January 1               $ 29,542          $ 25,049
Actual return on plan assets            3,140             6,067
Employer contributions                     14               107
Employee contributions                    151               150
Benefits paid                          (1,719)           (1,722)
Plan expenses                            (120)             (109)
---------------------------------------------------------------
Fair market value of plan
   assets at December 31             $ 31,008          $ 29,542
===============================================================

     Assumptions used as of December 31, 1998, 1997 and 1996 were:

                                          1998             1997           1996
------------------------------------------------------------------------------
Discount or settlement rate               6.75%            7.25%           7.5%
Rate of increase in
   compensation level                     4.5%             5.0%            5.0%
Expected long-term rate
   of return on assets                    9.0%             9.0%            9.0%
==============================================================================

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

     The Company has a defined contribution plan for all full-time U.S. based employees with at least six months of consecutive service. Eligible employees are entitled to contribute from 1% to 10% of their base pay into an investment trust, and the Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.



matches, at the rate of $.50 for each $1.00 contributed, up to 3% of the employee's base pay. In addition, eligible employees at December 31 each year receive an additional 1% of their base pay contributed by the Company into the plan. The Company's total contributions into this plan for 1998, 1997 and 1996 were $504,000, $443,000 and $408,000, respectively.

     The Company provides postretirement medical benefits for certain retired employees at the U.S. operations of Wynn's-Precision, Inc. At January 1, 1993, the accumulated postretirement benefit obligation (before tax benefit) was $3.2 million, which the Company elected to amortize over 20 years as part of the annual benefit cost. The net periodic postretirement benefit costs were $119,000, $145,000 and $124,000 in 1998, 1997 and 1996, respectively. The
Company does not prefund this benefit program. No additional benefits are being earned with respect to this program by any active employees. The following tables set forth the program's status and amounts recognized in the Company's consolidated balance sheets at December 31, 1998 and 1997 and provide a reconciliation of the changes in accumulated postretirement benefit obligation for the two years ended December 31, 1998:


(In thousands)                               1998             1997
--------------------------------------------------------------------
Program Status
--------------------------------------------------------------------
Unfunded accumulated post-
   retirement benefit obligation            $(1,439)         $(1,436)
Unrecognized net gain (resulting
   from reduction in estimated
   health care cost trend rates)             (1,260)          (1,453)
Unrecognized net transition
   obligation                                 2,240            2,400
--------------------------------------------------------------------
Accrued postretirement benefit cost         $  (459)         $  (489)
====================================================================


(In thousands)                           1998            1997
---------------------------------------------------------------
Change in Accumulated
   Benefit Obligation
---------------------------------------------------------------
Accumulated benefit obligation
   at January 1                        $(1,436)         $(1,519)
Interest cost                              (98)            (108)
Benefits paid                              150              121
Actuarial gain (loss)                      (55)              70
---------------------------------------------------------------
Accumulated benefit obligation
   at December 31                      $(1,439)         $(1,436)
================================================================



     The weighted average discount rates used to determine the accumulated postretirement benefit obligation for 1998 and 1997 were 6.75% and 7.25%, respectively. The assumed annual health care cost trend rate was 8.5% for 1999, gradually decreasing to 4.5% in 2007 and remaining at that level thereafter. If the health care cost trend rate were increased or decreased 1%, the accumulated postretirement benefit obligation would increase $67,000 or decrease $61,000, respectively, and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost would increase $5,000 or decrease $4,000, respectively.

9.  COMMITMENTS

     Wynn's rents certain facilities and equipment under various noncancellable operating leases. Rental commitments under these leases, exclusive of property taxes and insurance, are as follows:


             Year         (In thousands)
-----------------------------------------------
             1999             $1,851
             2000              1,118
             2001                795
             2002                417
             2003                129
             2004 and after       92
-----------------------------------------------
               Total          $4,402
===============================================

     Rental expenses for all operating leases were $2,589,000 in 1998 ($2,296,000 in 1997 and $2,236,000 in 1996).

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

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.



     The Company is also involved in certain proceedings and potential proceedings relating to environmental matters. At December 31, 1998, included in current other accrued liabilities and noncurrent other liabilities are consolidated accrued reserves of approximately $9.4 million relating to environmental matters. In establishing such reserves, the Company evaluates to the extent known for each matter the nature and extent of the underlying contamination, the estimated cost of the likely remedy, the number and financial strength of other potentially responsible parties, and the evidence against the various potentially responsible parties. During this evaluation process, the Company makes its best estimate of its likely exposure with respect to each matter based on information known to the Company at that time. Such estimates may involve a range of exposures for each matter. The Company provides aggregate reserves for no less than the minimum amount of the aggregate range of outcomes established by the Company.

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

11.  STOCK PLANS

     The Company has two stock-based plans pursuant to which current grants of options to purchase common stock of Wynn's may be made. The Stock-Based Incentive Award Plan ("1989 Plan") authorizes the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock and performance shares to officers and key employees of the Company. The Non-Employee Directors' Stock Option Plan ("1994 Plan") provides for the grant of nonqualified stock options to non-employee directors of the Company. In addition, the 1982 Incentive Stock Option Plan ("1982 Plan"), which expired in April 1992, authorized the grant of incentive stock options. Under the 1982 Plan, the aggregate number of options granted could not exceed 1,012,500 shares. Under the 1989 and 1994 Plans, the aggregate number of stock related awards may not exceed 2,039,062 shares. At December 31, 1998, the aggregate number of options available for future grants was 191,495. All options granted under the three plans have been made at prices not less than 100% of the fair market value of the stock at the date of grant. Options granted under the three plans are exercisable at various dates over a ten-year period. However, under the three plans, no options may be exercised until at least one year after the date of grant.

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

     During 1998, 26,200 performance shares were granted under the 1989 Plan. At December 31, 1998,

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.



grants for 98,070 performance shares were outstanding, including 6,666 shares pending issuance based on satisfaction of vesting requirements. No shares of the Company's common stock have been issued pursuant to performance share grants. No stock appreciation rights were outstanding at December 31, 1998. The following tabulation summarizes certain information related to options for common stock:

                                                              Weighted
                                                               Average
                                                              Exercise
                                           Options              Price
------------------------------------------------------------------------
Outstanding options at
   January 1, 1996                         1,507,950          $ 4.80
Granted during the year                      137,250           10.68
Surrendered, forfeited or expired            (41,516)           8.47
Exercised                                   (258,971)           5.23
------------------------------------------------------------------------
Outstanding at December 31, 1996           1,344,713            5.20
Granted during the year                       80,625           13.74
Surrendered, forfeited or expired            (17,063)          13.22
Exercised                                   (398,764)           3.95
------------------------------------------------------------------------
Outstanding at December 31, 1997           1,009,511            6.24
Granted during the year                      172,875           21.96
Surrendered, forfeited or expired            (16,139)          15.05
Exercised                                    (98,284)           6.85
------------------------------------------------------------------------
Outstanding at December 31, 1998           1,067,963          $ 8.60
========================================================================


     Exercisable options outstanding at December 31, 1998, 1997 and 1996 and the related weighted average exercise prices were 856,654, 866,784 and 1,136,663 and $5.86, $5.50 and $4.56, respectively.

     The following tabulation summarizes certain information concerning outstanding and exercisable options at December 31, 1998:

                                                 Range of Exercise Prices
-------------------------------------------------------------------------------------
                                       $3.46              $5.35                $ 9.72
                                         to                 to                   to
                                       $4.87              $6.89                $22.31
-------------------------------------------------------------------------------------
Outstanding options:
   Number outstanding                 346,783             407,551             313,629
   Weighted average
     exercise price                     $3.65               $6.09              $17.33
   Weighted average
     remaining contractual
     life in years                        2.1                 4.4                 8.5
Exercisable options:
   Number exercisable                 346,783             398,771             111,100
   Weighted average
     exercise price                     $3.65               $6.08              $11.93


     If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date, net income and earnings per share would have been reduced to the pro forma amounts shown below:

(In thousands, except
per share amounts)                  1998               1997               1996
-------------------------------------------------------------------------------
Pro forma:
   Net income                     $26,629            $25,913            $20,266
   Earnings per share:
     Basic                          $1.39              $1.32               $.99
     Diluted                        $1.35              $1.28               $.96
===============================================================================

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

                                    1998              1997              1996
-----------------------------------------------------------------------------
Risk free interest rate             5.48%             6.22%             5.38%
Expected life in years               4.5               4.5               4.5
Expected volatility                 .276              .276              .274
Expected dividend yield             1.10%             1.56%             1.70%
=============================================================================

     The weighted average fair value of options granted during 1998, 1997 and 1996 was $6.40, $3.98 and $2.91 per share, respectively.

     The Company has an Employee Stock Purchase Plan (the "Plan") under which there are authorized and available for sale to employees, at a 15% discount, an aggregate of 1,350,000 shares of the Company's common stock. For the Plan year ended December 31, 1998, 32,830 shares were issued at $18.06 per share in January 1999. At December 31, 1998, 1,189,524 shares were available under the Plan for future sales to employees.

12.  SHAREHOLDER RIGHTS PLAN

     The Company maintains a Shareholder Rights Plan. The plan provides for a dividend distribution of rights (the "Rights") with respect to outstanding shares of common stock of the Company issued prior to the earliest of March 3, 2009, the redemption date of the Rights or certain takeover events. In the event the Company is acquired under certain circumstances in a merger in which the Company is not the surviving corporation, the Rights become rights to purchase the

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.


acquiring company's common stock at a 50% discount (the "flip-over feature"). In the event of certain acquisitions of 25% or more of the Company's common stock, the Rights become rights to purchase the Company's common stock at a 50% discount (the "flip-in feature"). The flip-in feature does not apply to tender or exchange offers for all outstanding common stock determined by nonmanagement directors of the Company to be fair and in the best interests of the Company and its stockholders (a "Qualified Offer"). The flip-over feature does not apply to a merger following a Qualified Offer which provided the same or a higher value to the remaining stockholders. The Rights may be redeemed by the Company at a nominal price under certain circumstances. The Rights will expire on March 3, 2009 or on such later date to which the Rights may be extended by the Company, unless earlier redeemed.

13.  OPERATING SEGMENTS AND RELATED INFORMATION

     During 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. The Statement requires the Company to report certain information about operating segments based on the way management organizes the segments within the Company for making operating decisions and assessing performance. The Statement also requires the Company to report certain information about its products and services, the geographic areas in which the Company operates and the Company's major customers. The adoption of Statement 131 did not affect the Company's results of operations or financial position, but does affect the disclosure of segment information. The disclosure amounts for 1997 and 1996 have been reclassified to conform with Statement 131 disclosure requirements.

     The Company has two reportable segments, Automotive and Industrial Components and Specialty Chemicals. These reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes and distribution channels. Operations in the Automotive and Industrial Components segment involve the development, manufacturing and marketing of O-rings and other static and dynamic seals principally for the automotive industry. In addition, operations for Robert Skeels & Company, which are not significant, are included in the Automotive and Industrial Components Segment. Operations in the Specialty Chemicals segment involve the development, production and marketing of a wide variety of car care products, automotive chemicals for the consumer, specialty chemicals and equipment for professional automotive service centers and product warranty programs for automotive dealerships, as well as industrial coolants, specialty fluids and cutting fluids used in metal-working. The Corporate and Other segment includes business activities for corporate operations.

     The Company evaluates segment performance based on pretax profit or loss from operations, including intercompany interest income and expense allocations and other intercompany charges, but excluding certain expenses for goodwill amortization, litigation and environmental matters and nonrecurring gains and losses. Excluded items are generally considered part of corporate activities.

     Segment assets are those assets used in the operations of each segment and include amounts for intercompany cash advances, accounts receivable and notes receivable. The Company does not allocate certain items to its segments, such as various goodwill and tax assets. Assets included in the Corporate and Other category include corporate assets which are principally cash and cash equivalents, prepaid expenses, other receivables and intercompany cash advances, accounts receivable and notes receivable. Assets exclude investments in consolidated subsidiaries.

     Sales to the largest customer of the Automotive and Industrial Components segment were 10.0% of consolidated net sales during 1998 (10.1% in 1997 and 1996). Net sales included in the geographic information are attributed to countries based on the location of the business unit reporting the sales. The Company does not have any significant intersegment sales.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.


13.  OPERATING SEGMENTS AND RELATED INFORMATION (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                          Automotive
                                        and Industrial   Specialty       Corporate        Segment                    Consolidated
(In thousands)                            Components     Chemicals       and Other        Totals      Eliminations      Totals
---------------------------------------------------------------------------------------------------------------------------------
1998           Net sales                   $175,823       $161,052        $    --        $336,875       $    --       $336,875
               Interest income                  223            980          1,789           2,992          (636)         2,356
               Interest expense                  12             73            801             886          (636)           250
               Depreciation and
                 amortization                 6,583          1,739             43           8,365            --          8,365
               Pretax profit (loss)          29,234         17,736         (4,329)         42,641            --         42,641
               Assets                       106,281        101,971         34,916         243,168       (17,572)       225,596
               Expenditures for
                 long-lived assets            8,745          1,673             17          10,435            --         10,435
---------------------------------------------------------------------------------------------------------------------------------
1997           Net sales                   $168,266       $152,687        $    --        $320,953       $    --       $320,953
               Interest income                  149            730          1,604           2,483          (377)         2,106
               Interest expense                   3            105            506             614          (377)           237
               Depreciation and
                 amortization                 6,562          1,681             40           8,283            --          8,283
               Pretax profit (loss)          26,446         20,095         (5,308)         41,233            --         41,233
               Assets                       100,051         87,258         37,434         224,743       (17,652)       207,091
               Expenditures for
                 long-lived assets            9,896          1,850             65          11,811            --         11,811
---------------------------------------------------------------------------------------------------------------------------------
1996           Net sales                   $140,513       $148,018        $    --        $288,531       $    --       $288,531
               Interest income                  144            963          1,230           2,337          (574)         1,763
               Interest expense                   3            124            664             791          (574)           217
               Depreciation and
                 amortization                 5,628          1,743             34           7,405            --          7,405
               Pretax profit (loss)          23,170         16,442         (5,694)         33,918            --         33,918
               Assets                        88,007         83,382         51,803         223,192       (18,087)       205,105
               Expenditures for
                 long-lived assets            7,920          1,527             17           9,464            --          9,464
=================================================================================================================================

     Interest income and expense eliminations include amounts for intercompany interest. Asset eliminations primarily include amounts for intercompany accounts receivable and notes receivable, and the reclassification of current deferred tax liabilities against current deferred tax assets.

     The following table presents net sales by country based on the location of the subsidiary:


(In thousands)       1998             1997             1996
-------------------------------------------------------------
United States      $238,684         $224,769         $194,582
France               41,334           38,710           40,750
Other foreign        56,857           57,474           53,199
-------------------------------------------------------------
   Total           $336,875         $320,953         $288,531
=============================================================

     The following table presents long-lived assets by country based on the location of the assets:

(In thousands)         1998            1997            1996
-------------------------------------------------------------
United States         $54,153         $51,530         $47,516
Foreign                 7,561           7,678           8,037
-------------------------------------------------------------
   Total              $61,714         $59,208         $55,553
=============================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.

14.  QUARTERLY INFORMATION (UNAUDITED)

     Quarterly information is as follows for the two years ended December 31, 1998:

                                                  First          Second            Third          Fourth          Total
(Dollars in thousands, except per share amounts) Quarter         Quarter          Quarter         Quarter          Year
-------------------------------------------------------------------------------------------------------------------------
1998           Net sales                         $85,809         $85,589          $79,835          $85,642       $336,875
               Gross profit                       33,683          33,864           30,350           31,890        129,787
               Net income                          7,494           7,149            6,124            6,523         27,290
               Earnings per share:
                 Basic                              $.39            $.37             $.32             $.35          $1.43
                 Diluted                            $.38            $.36             $.31             $.34          $1.39
-------------------------------------------------------------------------------------------------------------------------
1997           Net sales                         $77,887         $81,040          $79,356          $82,670       $320,953
               Gross profit                       30,272          30,776           29,512           30,324        120,884
               Income from continuing
                 operations                        6,302           6,499            6,416            6,677         25,894
               Income from discontinued
                 operations                           --             319               --               --            319
               Net income                          6,302           6,818            6,416            6,677         26,213
               Earnings per share:
                 Continuing operations:
                    Basic                           $.31            $.33             $.33             $.35          $1.32
                    Diluted                         $.30            $.32             $.32             $.34          $1.28
                 Discontinued operations:
                    Basic                             --            $.02               --               --          $ .01
                    Diluted                           --            $.02               --               --          $ .01
                 Net income:
                    Basic                           $.31            $.35             $.33             $.35          $1.33
                    Diluted                         $.30            $.34             $.32             $.34          $1.29
=========================================================================================================================


The total of the quarterly per share amounts may not equal the total earnings per share for the year because the calculations are based on the weighted average number of shares outstanding during the periods.

The above tables reflect retroactively the 3 for 2 stock split effected in 1997. See Note 2.

Report of Independent Auditors
--------------------------------------------------------------------------------

The Board of Directors and Stockholders, Wynn's International, Inc.

     We have audited the accompanying consolidated balance sheets of Wynn's International, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wynn's International, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                         /s/ Ernst & Young LLP

                                                         Los Angeles, California
                                                                January 27, 1999

Corporate Information
--------------------------------------------------------------------------------
Wynn's International, Inc.


NUMBER OF
STOCKHOLDERS
There were 844 stockholders of
record at March 8, 1999.

STOCK EXCHANGE
LISTING
New York Stock Exchange
Ticker Symbol: WN

COMMON STOCK PRICES AND
CASH DIVIDENDS PER SHARE: 1998-1997

The stock price and cash dividends of the Company's Common Stock for the past two years are shown in the following table:


Quarter                 1st          2nd          3rd          4th
--------------------------------------------------------------------
1998   High            $25 3/4    $25 1/16      $20 3/8     $22 3/4
       Low              20         18 11/16      15 5/8      15 1/16
       Dividends       $.06       $.06          $.06        $.06
--------------------------------------------------------------------
1997   High            $16 1/16   $19 5/16      $23 1/4     $24 1/8
       Low              12 13/16   14 3/4        17 15/16    20 7/16
       Dividends       $.0533     $.0533        $.0533      $.0533
--------------------------------------------------------------------

The above table reflects retroactively the 3 for 2 stock split effected in 1997. See Note 2.