Form 10-K405, Exhibit 13
period 1999-12-31
WYNNS INTERNATIONAL INC
filed 2000-03-29
CIK 108721

                                                                      EXHIBIT 13

         This exhibit consists of the following portions of the 1999 Annual Report to Stockholders of Wynn's International, Inc.: the Report of Independent Auditors on page 43, the consolidated financial statements of Registrant on pages 25 through 42, the Selected Financial Data section on page 18, the Management's Discussion and Analysis of Financial Condition and Results of Operations section on pages 19 through 24, and the information appearing under "Common Stock Prices and Cash Dividends Per Share: 1999-1998" on page 45 and "Number of Stockholders" and "Stock Exchange Listing" on page 45.

Selected Financial Data
--------------------------------------------------------------------------------
Wynn's International, Inc.


                                                                         Five years ended December 31, 1999
                                                    -----------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)          1999            1998            1997            1996             1995
---------------------------------------------------------------------------------------------------------------------------------
CONTINUING          Net sales                           $360,299        $336,875        $320,953        $288,531         $262,584
OPERATIONS          -------------------------------------------------------------------------------------------------------------
                    Income before taxes based
                      on income                           43,313          42,641          41,233          33,918           26,500
                    Provision for taxes based
                      on income                           15,549          15,351          15,339          12,617            9,799
                    -------------------------------------------------------------------------------------------------------------
                    Income from continuing
                      operations                          27,764          27,290          25,894          21,301           16,701
---------------------------------------------------------------------------------------------------------------------------------
DISCONTINUED        Income (loss) from
OPERATIONS            discontinued operations,
                      net of income tax                     --              --              --                16           (1,258)
                    Income (loss) on disposal of
                      discontinued operations,
                      net of income tax                     --              --               319            (879)            --
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                              $ 27,764        $ 27,290        $ 26,213        $ 20,438         $ 15,443
=================================================================================================================================
DILUTED EARNINGS    From continuing operations             $1.46           $1.39           $1.28           $1.01             $.81
PER SHARE OF        Discontinued operations:
COMMON STOCK          Income (loss) from
                        operations                            --              --              --              --             (.06)
                      Income (loss) on disposal               --              --             .01            (.04)              --
                    -------------------------------------------------------------------------------------------------------------
                                                           $1.46           $1.39           $1.29           $ .97             $.75
=================================================================================================================================
WEIGHTED AVERAGE                                      19,057,726      19,678,498      20,304,933      21,116,739       20,735,385
COMMON SHARES
OUTSTANDING
(DILUTED)
=================================================================================================================================
CASH DIVIDENDS                                              $.28            $.24          $.2133          $.1778           $.1541
PER COMMON SHARE
=================================================================================================================================
SELECTED BALANCE    Current assets                      $209,149        $163,882        $147,883        $149,552         $128,565
SHEET ITEMS         Current liabilities                  111,849          66,425          61,386          56,942           47,837
                    Working capital                       97,300          97,457          86,497          92,610           80,728
                    Current ratio                      1.87 to 1       2.47 to 1       2.41 to 1       2.63 to 1        2.69 to 1
                    Total assets                        $358,972        $225,596        $207,091        $205,105         $177,822
                    Long-term debt due
                      after one year                      48,287            --              --              --                 75
                    Stockholders' equity                 155,181         140,850         127,523         132,952          116,233
                    Book value per
                      common share                         $8.33           $7.49           $6.63           $6.48            $5.71
---------------------------------------------------------------------------------------------------------------------------------
NUMBER OF           Continuing operations                  4,411           2,121           2,073           1,962            1,769
EMPLOYEES
=================================================================================================================================

All share and per share amounts have been adjusted to reflect the 3 for 2 stock splits effected in 1997, 1996 and 1995.

The above Selected Financial Data for the five years ended December 31, 1999 is not reported upon herein by independent auditors. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
                                                      Wynn's International, Inc.


GOSHEN ACQUISITION
--------------------------------------------------------------------------------

     On December 17, 1999, the Company acquired all of the outstanding capital stock of Goshen Rubber Companies, Inc. ("Goshen"). Goshen is an Indiana-based developer, manufacturer and marketer of O-rings, tetraseals(R), gaskets and other rubber, plastic and urethane products. The total purchase price for the shares of Goshen was approximately $46 million, subject to certain future adjustments. In addition, the Company paid off approximately $42 million of indebtedness of Goshen at the closing. The acquisition has been accounted for as a purchase, and in accordance with the terms of the agreement, assets and liabilities of Goshen are included in the Company's balance sheet as of December 31, 1999. Goshen's results of operations will be consolidated with the Company beginning January 1, 2000.


RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

1999 COMPARED TO 1998


     The Company's net sales in 1999 were $360.3 million compared to $336.9 million in 1998, an increase of 7 percent. Sales increased 8 percent at the Specialty Chemicals Division in 1999 compared to 1998. Sales increased 6 percent at the Automotive and Industrial Components Division, which is comprised of Wynn's-Precision, Inc. ("Precision"), a Lebanon, Tennessee-based supplier of O-rings, seals and molded rubber products, and Robert Skeels & Company ("Skeels"), a small regional wholesale distributor of builders hardware products.

     Precision recorded a 7 percent increase in sales in 1999. Precision's growth in sales was due primarily to higher sales to the U.S. automotive original equipment manufacturers ("OEMs") and to off-road vehicle manufacturers, and the introduction of new products. Precision's composite gaskets product line posted another increase in 1999 compared to the prior year, and Precision expects this trend to continue with the next generation of "push-in-place" gaskets. In 1998, Precision's sales were negatively impacted by a three-week labor strike at two of its major plants in Tennessee during the second quarter and by the eight-week labor strike at General Motors in the summer of 1998. In 1999, Precision continued to receive requests for price freezes or price reductions from customers in many markets that it serves. Precision expects this trend to continue in 2000. Higher revenues at Precision generally resulted from an increase in the number of units sold as opposed to price increases. Skeels' sales in 1999 were slightly less than the prior year.

     Sales at the Specialty Chemicals Division, consisting principally of car care products, increased 8 percent on a worldwide basis in 1999 compared to 1998. Reported sales were adversely affected by changes in foreign exchange rates in 1999 compared to 1998. Excluding the impact of foreign exchange rate fluctuations, total revenues in 1999 would have increased 10 percent compared to 1998. The revenue increase was due principally to increased sales in the U.S., Australia and New Zealand. In the U.S., revenues in 1999 increased 17 percent compared to 1998, mainly due to growth in sales from the Division's recently launched vehicle service contract programs and growth in sales to the U.S. professional market. Revenue from vehicle service contracts is deferred and recognized in proportion to the expected claims incurred under the contracts. Deferred revenues, to be recognized in future years, were $39.3 million at December 31, 1999 and $3.3 million at December 31, 1998. Export sales from the U.S. to Asian distributors increased substantially in 1999 compared to 1998, but sales to Latin American distributors decreased during the same period. Foreign subsidiary sales decreased 1 percent in 1999 over 1998, but would have increased 3 percent if foreign exchange rates in 1999 had remained unchanged from 1998 rates. Sales increased in Australia, New Zealand and Germany, but sales declined in France, Belgium, South Africa and Venezuela.

     Interest income in 1999 was $3.0 million compared to $2.4 million in 1998. The increase was due to higher average cash and cash equivalent balances in 1999 than in the prior year, partially offset by lower average interest yields. Interest income in 2000 is expected to decline significantly compared to 1999 due to the use of cash balances in December 1999 to fund the acquisition of Goshen.

     On a consolidated basis, total cost of sales in 1999 was 61.9 percent of sales compared to 61.5 percent in 1998. Precision achieved higher gross margins due to the higher sales volumes and a

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
Wynn's International, Inc.


change in sales mix, but gross margins declined at the Specialty Chemicals Division. Precision's gross margin increased due to higher sales at its Tennessee operation, which manufactures and sells primarily O-rings, and to improved production efficiencies at its Kentucky operation, which produces plastic boots and bellows for the automotive industry. Partially offsetting these margin increases were higher labor costs in 1999, mainly in the fourth quarter, at Precision's Lynchburg, Virginia gasket operation due principally to some inefficiencies experienced in connection with the introduction of certain new products. The decrease in gross margin at the Specialty Chemicals Division was due primarily to the growth in sales of the new vehicle service contract programs, introduced in 1998, which have a lower gross margin than the Division's other products.

     Selling, general and administrative ("SG&A") expenses increased in 1999 to $96.6 million, or 26.8 percent of sales, compared to $89.3 million, or 26.5 percent of sales. The increase during 1999 in SG&A expenses was mainly due to higher selling costs associated with vehicle service contracts at the Specialty Chemicals Division and the higher sales at Precision. As a percentage of sales, SG&A expenses increased at Precision, but decreased at the Specialty Chemicals Division. The increase at Precision was due to higher selling and research and development costs, primarily due to increased personnel and related expenses. The decrease in SG&A expenses as a percentage of sales at the Specialty Chemicals Division was due to a change in sales mix. Corporate expenses increased in 1999 compared to 1998 due primarily to higher salary and incentive compensation costs, pension expenses, consulting fees, intercompany interest expense and other Corporate items. In 1999, environmental-related expenses included in total SG&A increased slightly compared to 1998. The Company closely monitors legal and factual developments in the environmental area to evaluate the adequacy of present reserves.

     Income before taxes from continuing operations was $43.3 million in 1999 compared to $42.6 million in 1998. In the Automotive and Industrial Components Division, pretax profit increased 9 percent in 1999 due to Precision's higher revenue levels. Precision's profitability is sensitive to changes in volume. Pretax profit decreased slightly at Skeels in 1999 compared to 1998 due to the lower revenues. Pretax profit of the Specialty Chemicals Division decreased 2 percent in 1999 compared to 1998 due to weak results in Europe, South Africa and Canada, partially offset by improvements in the U.S. and the Pacific Rim. Within the U.S., pretax profit at this division's product warranty and vehicle service contract business increased 17 percent compared to the prior year.

     The effective tax rate in 1999 was 35.9 percent, down slightly from the
36.0 percent tax rate in the prior year. The effective tax rate for the year ending December 31, 2000 is expected to increase to approximately 37.5 percent due primarily to the anticipated nondeductible amortization of goodwill related to the acquisition of Goshen.

     Basic earnings per share in 1999 was $1.48 compared to $1.43 in 1998. Diluted earnings per share from continuing operations in 1999 was $1.46 compared to $1.39 in 1998. The increase in per share results in 1999 was due to the increase in net income and a decrease in shares outstanding. The number of shares used in the calculation of basic earnings per share decreased 2 percent in 1999 compared to 1998, primarily as a result of repurchases of the Company's outstanding stock during 1999 pursuant to the Company's share repurchase program. This decrease in outstanding shares was partially offset by the exercise of stock options to purchase 420,183 shares of common stock. The number of shares used in the calculation of diluted earnings per share decreased 3 percent in 1999 compared to 1998 due to the share repurchases and fewer outstanding stock options required to be included in the diluted shares calculation.

FINANCIAL CONDITION

     Working capital at December 31, 1999 was $97.3 million, slightly less than $97.5 million working capital at December 31, 1998. The current ratio was 1.87 to 1 at December 31, 1999 compared to 2.47 to 1 at December 31, 1998. The decline in the current ratio was due to the use of approximately $37.5 million of cash toward the acquisition of Goshen.

     Cash and cash equivalents were $12.1 million at December 31, 1999 compared to $44.3 million at December 31, 1998. The decrease in cash and cash equivalents was primarily due to cash provided

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
                                                      Wynn's International, Inc.


by all operating activities of $37.1 million, $40.0 million of borrowings from long-term debt and $2.5 million of proceeds from the exercise of stock options, offset by the acquisition of Goshen of $77.5 million, capital expenditures of $17.0 million, dividends paid of $5.1 million and $10.5 million used for repurchases of the Company's common stock.

     Cash and cash equivalents restricted for vehicle service contract obligations increased $23.6 million to $25.8 million at December 31, 1999 from $2.2 million at December 31, 1998. This increase was due to the growth in sales of vehicle service contracts during 1999.

     Accounts receivable increased $28.0 million to $92.9 million at December 31, 1999 from $64.9 million at December 31, 1998. This increase was due principally to the inclusion at December 31, 1999 of Goshen's accounts receivable and higher sales at Precision in the fourth quarter of 1999 compared to the quarter ended December 31, 1998. Inventories were $49.7 million at the end of 1999, an increase of $15.4 million from $34.3 million at December 31, 1998. The increase in inventories was due to the inclusion of Goshen's inventory at December 31, 1999, partially offset by a decline in inventory levels at the Specialty Chemicals Division.

     Total current liabilities increased $45.4 million to $111.8 million at December 31, 1999 from $66.4 million at December 31, 1998. The increase was due primarily to the inclusion of Goshen's current liabilities. Also affecting current liabilities at December 31, 1999 were an increase in a note payable of $6.2 million, an increase in deferred vehicle service contract revenue and product warranty program reserves of $13.7 million and an increase in other accrued liabilities. Income taxes paid in 1999 were $11.7 million, a decrease of $4.7 million compared to 1998.

     Net property, plant and equipment increased $48.7 million to $98.9 million in 1999, consisting of $40.2 million from the acquisition of Goshen, $17.0 million in additions (principally at Precision and the Specialty Chemicals Division), offset by an annual depreciation charge of $8.2 million, as well as retirements and foreign exchange adjustments. Costs in excess of fair value of net assets of businesses acquired increased $31.7 million to $34.6 million at December 31, 1999 from $2.9 million at December 31, 1998 due to the acquisition of Goshen.

     Other liabilities were $34.5 million at December 31, 1999 compared to $10.7 million at December 31, 1998. The increase in other liabilities of $23.8 million was primarily due to an increase in noncurrent deferred vehicle service contract revenue of $20.4 million and the inclusion at December 31, 1999 of Goshen's noncurrent other liabilities.

     At December 31, 1999, the Company has a $60.0 million unsecured domestic committed bank line of credit. Under the terms of the line of credit agreement, the Company may borrow up to an aggregate principal amount not to exceed $60 million from the date of the agreement through October 31, 2002; $50 million from November 1, 2002 through October 31, 2003; and $40 million from November 1, 2003 through October 31, 2004, the expiration date of the agreement. At December 31, 1999, $40 million was borrowed under this line of credit. The Company also has one domestic uncommitted credit line and various foreign uncommitted lines. At December 31, 1999, no borrowings were outstanding under these uncommitted lines.

     The Company believes that additional lines of credit could be obtained if necessary. Under present circumstances, neither additional lines of credit nor additional long-term financing are required to supplement working capital requirements.

     Stockholders' equity at the end of 1999 was $155.2 million compared to $140.9 million at the end of 1998. The increase of $14.3 million is attributable primarily to net income of $27.8 million, $3.8 million from the exercise of stock options, including the related tax benefits, and $.3 million from the issuance of restricted stock, reduced by $10.5 million of total repurchases of the Company's common stock (including stock received as part of the exercise price of certain employee stock options), dividends declared of $5.2 million and a $1.9 million decrease in accumulated other comprehensive income.

     During 1999 the Company purchased $9.0 million of its outstanding common stock pursuant to a three-year, $15 million share purchase agreement authorized by the Board of Directors in December 1998. At December 31, 1999, pursuant to such authorization, an additional $6 million of common stock can be purchased by the Company.

     The Company expects total capital expenditures in 2000 to be approximately $23 million,

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
Wynn's International, Inc.


which will be funded from current operations. As previously announced, the Company is continuing to explore possible niche acquisitions.

IMPACT OF CHANGING PRICES ON SALES AND INCOME

     The Company attempts to minimize the impact of inflation on production and operating costs through cost control programs and productivity improvements. Over the past three years the inflation rate has been relatively low. Nonetheless, the Company has continued to face increases in the cost of labor and some materials, despite requests for price reductions from many customers. Due to intense competition, the Company in 1999 generally was not able to raise prices to its customers to pass along the cost increases experienced.

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

     The Company's interest income is most sensitive to changes in the general level of U.S. short-term interest rates and to some extent foreign short-term interest rates, especially in France, Belgium and Australia. Changes in U.S. and foreign interest rates affect the interest earned on the Company's cash and cash equivalents. The Company generally maintains its investments in short-term securities, which have maturities of three months or less, and does not hedge the potential effect from changes in interest rates. The Company's policy is to maintain and ultimately use its cash in excess of operating requirements for planned expansions, potential acquisitions, debt repayments, dividends and share repurchases.

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

YEAR 2000 MATTERS

     In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. As a result of the Year 2000 date change, the Company did not experience any significant disruptions to its business operations, nor has any customer or vendor of the Company reported any significant effects related to the date change. Management will continue to monitor its own systems and its customers' and vendors' reports regarding Year 2000 issues. The costs incurred by the Company thus far, and expected to be incurred in the future, are not significant. Management does not expect any future significant effects on its customers or vendors or disruptions to the Company's business operations resulting from Year 2000 issues.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
                                                      Wynn's International, Inc.


FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Annual Report may be "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in that they express the Company's expectations or beliefs concerning future events. The statements include the following: the expected continued growth in sales of Precision's composite gasket product line; the demand by Precision's customers for price freezes or price reductions; the expected increase in the effective tax rate; the sufficiency of working capital; the availability of new lines of credit if needed by the Company; the anticipated level of capital expenditures; the lack of impact of the Year 2000 problem on the Company's customers, vendors or its business operations; the lack of impact of the Euro conversion on the Company's business operations; and the effect of potential changes in market risks.

     The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including the following: the impact of the December 1999 acquisition of Goshen on the Company's future results of operations and cash flows; sales of new and used cars in the U.S.; automotive and off-road construction vehicle production rates in North America; currency exchange rates relative to the U.S. dollar; short-term domestic and international interest rates; the impact of competitive products and pricing; attempts by state governments to regulate the product warranty program or change existing regulation of vehicle service contract programs; termination of one or more of the warranty division's alliances with automobile finance companies or a significant slowdown in the business of these companies; regulatory or technical developments or subsequently developed information causing an increase in the Company's estimated liability for environmental matters and related litigation; the ability of the Company's vendors and customers to successfully resolve any Euro currency conversion issues in their respective businesses; and general economic conditions, especially in North America, Western Europe and the Asia/Pacific area.

     The Company's actual results thus may differ materially from the expected results expressed or implied by the forward-looking statements.

RESULTS OF CONTINUING OPERATIONS
--------------------------------------------------------------------------------

1998 COMPARED TO 1997

     Net sales in 1998 were $336.9 million compared to $321.0 million in 1997, an increase of 5 percent. Sales increased 5 percent at the Specialty Chemicals Division and increased 4 percent at the Automotive and Industrial Components Division in 1998 compared to 1997.

     Precision recorded a 5 percent increase in sales in 1998. Precision's growth in sales was due primarily to higher sales to the U.S. automotive OEMs and the introduction of new products. Precision's composite gaskets product line posted another strong increase in 1998 compared to the prior year, and Precision expected this trend to continue. Precision's sales growth in 1998 was negatively impacted by a three-week labor strike at two of its major plants in Tennessee during the second quarter of 1998. Precision's sales were also impacted by the eight-week labor strike at General Motors, Precision's largest customer, in the summer of 1998. Precision continued to receive requests in 1998 for price freezes or price reductions from customers in many markets that it serves. Precision expected this trend to continue in 1999. Higher revenues at Precision generally resulted from an increase in the number of units sold as opposed to price increases. Skeels' sales increased 2 percent in 1998 compared to 1997.

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

     Selling, general and administrative expenses increased in 1998 to $89.3 million, or 26.5 percent of sales, compared to $81.5 million, or 25.4 percent of sales. The increase during 1998 in SG&A expenses was mainly due to higher selling costs associated with product warranty programs and vehicle service contracts at the Specialty Chemicals Division and the higher sales at Precision, partially offset by lower corporate expenses. As a percentage of sales, SG&A expenses increased at the Specialty Chemicals Division due primarily to a change in sales mix, but remained approximately the same at Precision. Corporate expenses decreased in 1998 compared to 1997 due primarily to lower executive incentive compensation expenses. In 1998, environmental-related expenses included in total SG&A decreased compared to 1997. The Company closely monitors legal and factual developments in the environmental area to evaluate the adequacy of present reserves.

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

RESULTS OF DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

     On May 23, 1996, the Company sold the principal operating assets of Wynn's Climate Systems, Inc., the automotive air conditioning subsidiary, which was formerly part of the Automotive and Industrial Components Division. In 1997, income on disposal of discontinued operations was attributable to adjustments to certain estimated reserves arising from the May 1996 sale.

                                    Consolidated Statements of Income
---------------------------------------------------------------------
                                           Wynn's International, Inc.


                                                                    Year ended December 31
                                                               ----------------------------------
(Dollars in thousands, except per share amounts)                 1999         1998         1997
-------------------------------------------------------------------------------------------------
REVENUES            Net sales                                  $360,299     $336,875     $320,953
                    Interest income                               2,994        2,356        2,106
                    -----------------------------------------------------------------------------
                                                                363,293      339,231      323,059
-------------------------------------------------------------------------------------------------
COSTS AND           Cost of sales                               223,132      207,088      200,069
EXPENSES            Selling, general and administrative          96,638       89,252       81,520
                    Interest expense                                210          250          237
                    -----------------------------------------------------------------------------
                                                                319,980      296,590      281,826
-------------------------------------------------------------------------------------------------
INCOME FROM         Income from continuing operations
CONTINUING            before taxes based on income               43,313       42,641       41,233
OPERATIONS          Provision for taxes based on income          15,549       15,351       15,339
                    -----------------------------------------------------------------------------
                    Income from continuing operations            27,764       27,290       25,894
-------------------------------------------------------------------------------------------------
DISCONTINUED        Discontinued operations, net of income
OPERATIONS            taxes of $195                                --           --            319
-------------------------------------------------------------------------------------------------
NET INCOME                                                     $ 27,764     $ 27,290     $ 26,213
=================================================================================================
EARNINGS            Basic:
PER SHARE OF          Continuing operations                       $1.48        $1.43        $1.32
COMMON STOCK          Discontinued operations                        --           --          .01
                    -----------------------------------------------------------------------------
                          Total                                   $1.48        $1.43        $1.33
                    =============================================================================
                    Diluted:
                      Continuing operations                       $1.46        $1.39        $1.28
                      Discontinued operations                        --           --          .01
                    -----------------------------------------------------------------------------
                          Total                                   $1.46        $1.39        $1.29
=================================================================================================


See accompanying notes.

Consolidated Balance Sheets
---------------------------------------------------------------------
Wynn's International, Inc.


                                                                                 December 31
                                                                          ------------------------
(Dollars in thousands, except per share amounts)                             1999           1998
--------------------------------------------------------------------------------------------------
ASSETS              Current assets:
                      Cash and cash equivalents                            $ 12,134       $ 44,329
                      Cash and cash equivalents restricted for
                        vehicle service contract obligations                 25,820          2,182
                      Accounts receivable, less $1,276 allowance
                        for doubtful accounts ($904 in 1998)                 92,879         64,880
                      Refundable income taxes                                 2,267           --
                      Inventories                                            49,704         34,347
                      Prepaid expenses and other current assets
                        (including deferred tax assets of $10,078 in
                        1999 and $12,162 in 1998)                            26,345         18,144
                    ------------------------------------------------------------------------------
                           Total current assets                             209,149        163,882
                    Property, plant and equipment, at cost less
                      accumulated depreciation and amortization              98,931         50,197
                    Costs in excess of fair value of net assets of
                      businesses acquired, less accumulated
                      amortization of $2,266 ($2,121 in 1998)                34,570          2,902
                    Other assets                                             16,322          8,615
--------------------------------------------------------------------------------------------------
                                                                           $358,972       $225,596
==================================================================================================
LIABILITIES         Current liabilities:
AND                   Note payable                                         $  6,200       $   --
STOCKHOLDERS'         Accounts payable                                       36,280         23,360
EQUITY                Dividends payable                                       1,303          1,129
                      Taxes based on income                                    --              100
                      Deferred vehicle service contract revenue and
                        product warranty program reserves                    33,683         19,994
                      Accrued liabilities:
                        Salaries and other compensation                      14,479          9,719
                        Other                                                19,558         12,123
                      Long-term debt due within one year                        346           --
                    ------------------------------------------------------------------------------
                           Total current liabilities                        111,849         66,425
                    Long-term debt due after one year                        48,287           --
                    Deferred taxes based on income                            9,182          7,607
                    Other liabilities                                        34,473         10,714
                    Commitments and contingencies
                    Stockholders' equity:
                      Preferred stock, $1 par value; 500,000 shares
                        authorized, none issued                                --             --
                      Common stock, $0.01 par value; 40,000,000
                        shares authorized, 21,898,335 shares issued             219            219
                      Capital in excess of par value                         22,732         24,286
                      Retained earnings                                     182,692        160,170
                      Accumulated other comprehensive income                 (6,973)        (5,100)
                      Unearned compensation                                     (48)           (56)
                      Common stock held in treasury 3,265,577 shares,
                        at cost (3,095,809 in 1998)                         (43,441)       (38,669)
                    ------------------------------------------------------------------------------
                           Total stockholders' equity                       155,181        140,850
                    ------------------------------------------------------------------------------
                                                                           $358,972       $225,596
==================================================================================================


See accompanying notes.

                                 Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------
                                                      Wynn's International, Inc.


Three years ended December 31, 1999
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                 Accumulated                  Common
                                     Common stock       Capital in                  other                     stock
                                ----------------------  excess of     Retained  comprehensive   Unearned     held in
(Dollars in thousands)            Shares       Amount   par value     earnings     income     compensation   treasury       Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997      21,819,615        $218     $24,706     $115,418      $(1,985)       $(139)    $ (5,266)    $132,952
   Net income                         --            --        --         26,213         --             --         --         26,213
   Adjustments from foreign
     currency translation, net        --            --        --           --         (3,048)          --         --         (3,048)
                                                                                                                         ----------
   Comprehensive income               --            --        --           --           --             --         --         23,165
                                                                                                                         ----------
   Cash dividends                     --            --        --         (4,174)        --             --         --         (4,174)
   Purchase of treasury stock
     at cost                          --            --        --           --           --             --      (28,056)     (28,056)
   Stock options exercised,
     including tax benefits         40,896           1        (741)        --           --            (92)       4,295        3,463
   Amortization of unearned
     compensation                     --            --        --           --           --            173         --            173
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997    21,860,511         219      23,965      137,457       (5,033)         (58)     (29,027)     127,523
   Net income                         --            --        --         27,290         --             --         --         27,290
   Adjustments from foreign
     currency translation, net        --            --        --           --            (67)          --         --            (67)
                                                                                                                         ----------
   Comprehensive income               --            --        --           --           --             --         --         27,223
                                                                                                                         ----------
   Cash dividends                     --            --        --         (4,577)        --             --         --         (4,577)
   Purchase of treasury stock
     at cost                          --            --        --           --           --             --      (10,752)     (10,752)
   Stock options exercised,
     including tax benefits         37,824          --         321         --           --            (19)       1,110        1,412
   Amortization of unearned
     compensation                     --            --        --           --           --             21         --             21
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998    21,898,335         219      24,286      160,170       (5,100)         (56)     (38,669)     140,850
   Net income                         --            --        --         27,764         --             --         --         27,764
   Adjustments from foreign
     currency translation, net        --            --        --           --         (1,873)          --         --         (1,873)
                                                                                                                         ----------
   Comprehensive income               --            --        --           --           --             --         --         25,891
                                                                                                                         ----------
   Cash dividends                     --            --        --         (5,242)        --             --         --         (5,242)
   Purchase of treasury stock
      at cost                         --            --        --           --           --             --      (10,530)     (10,530)
   Stock options exercised,
     including tax benefits           --            --      (1,539)        --           --            (33)       5,423        3,851
   Restricted stock issued
     in connection with
     acquisition of business          --            --         (15)        --           --             --          335          320
   Amortization of unearned
     compensation                     --            --        --           --           --             41         --             41
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999    21,898,335        $219     $22,732     $182,692      $(6,973)       $ (48)    $(43,441)    $155,181
===================================================================================================================================


See accompanying notes.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
Wynn's International, Inc.


                                                                                      Year ended December 31
                                                                               ------------------------------------
(Dollars in thousands)                                                           1999          1998          1997
-------------------------------------------------------------------------------------------------------------------
OPERATING        Income from continuing operations                              $27,764       $27,290       $25,894
ACTIVITIES       Adjustments:
                    Depreciation and amortization                                 8,812         8,365         8,283
                    Provision for uncollectible accounts                            559           281           307
                    Amortization of stock compensation                               46            21           173
                    Loss (gain) on fixed asset disposals                             15           (31)           (1)
                    Provision (benefit) for deferred income taxes                 2,603          (207)           18
                    Change in operating assets and liabilities, net of the
                      effect of acquisition:
                        Cash and cash equivalents restricted for
                           vehicle service contract obligations                 (23,638)       (2,182)         --
                        Accounts receivable-net                                  (4,093)       (8,811)       (8,289)
                        Refundable income taxes                                  (1,092)         --            --
                        Inventories                                                 813        (3,302)         (105)
                        Prepaid expenses and other current assets                (8,096)         (973)         (327)
                        Other assets                                             (5,788)       (1,102)         (611)
                        Accounts payable                                         (1,217)        2,664         2,559
                        Deferred vehicle service contract revenue and
                           product warranty program reserves                     13,689         4,456         3,793
                        Taxes based on income                                     1,237          (879)         (848)
                        Accrued liabilities                                       4,171        (1,016)          459
                        Other liabilities                                        21,359           357         2,886
                 --------------------------------------------------------------------------------------------------
                           Net cash provided by continuing operations            37,144        24,931        34,191
                 --------------------------------------------------------------------------------------------------
                 Net cash provided by discontinued operations                      --            --             319
                 --------------------------------------------------------------------------------------------------
                    Net cash provided by all operating activities                37,144        24,931        34,510
-------------------------------------------------------------------------------------------------------------------
INVESTING        Additions to property, plant and equipment                     (17,011)       (9,935)      (11,811)
ACTIVITIES       Acquisition of business, net of cash acquired                  (77,508)         --            --
                 Other cash receipts-net                                            137            78           333
                 --------------------------------------------------------------------------------------------------
                    Net cash used in investing activities                       (94,382)       (9,857)      (11,478)
-------------------------------------------------------------------------------------------------------------------
FINANCING        Borrowings on long-term debt                                    40,000          --            --
ACTIVITIES       Dividends paid                                                  (5,068)       (4,478)       (4,060)
                 Proceeds from exercise of stock options                          2,509         1,127         1,882
                 Purchase of treasury stock                                     (10,530)      (10,752)      (28,056)
                 Other cash disbursements-net                                      --            --             (73)
                 --------------------------------------------------------------------------------------------------
                    Net cash provided by (used in) financing activities          26,911       (14,103)      (30,307)
-------------------------------------------------------------------------------------------------------------------
NET CHANGE       Effect of exchange rate changes                                 (1,868)           92        (2,763)
IN CASH          --------------------------------------------------------------------------------------------------
                 Net increase (decrease) in cash and cash equivalents           (32,195)        1,063       (10,038)
                 Cash and cash equivalents at beginning of year                  44,329        43,266        53,304
                 --------------------------------------------------------------------------------------------------
                 Cash and cash equivalents at end of year                       $12,134       $44,329       $43,266
===================================================================================================================

Supplemental disclosure of interest and income taxes paid, and noncash investing and financing activities:

   Interest paid in 1999, 1998 and 1997 was $63,000, $76,000 and $108,000,
   respectively. Income taxes paid in 1999, 1998 and 1997 were $11,692,000, $16,437,000 and $16,364,000, respectively.

   Effective December 31, 1999, the Company purchased all of the capital stock of Goshen Rubber Companies, Inc. for $46,186,000. In connection with the acquisition, the Company issued restricted common stock with a fair market value of $320,000 and issued a short-term note payable for $6,200,000 and a long-term note payable for $4,500,000. The Company also paid $42,342,000 to retire Goshen Rubber Companies, Inc.'s then outstanding bank debt. In connection with the acquisition, liabilities were assumed as follows:


          Fair value of assets acquired                    $120,819,000
          Amount paid for stock, net of cash acquired       (46,186,000)
          Amount paid to retire bank debt                   (42,342,000)
          -------------------------------------------------------------
          Liabilities assumed                              $ 32,291,000
          =============================================================


See accompanying notes.

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                                      Wynn's International, Inc.


1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
--------------------------------------------------------------------------------


BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Wynn's International, Inc. ("Wynn's" or the "Company") and its wholly-owned subsidiaries and two majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the prior years' amounts to conform with the 1999 presentation. On May 23, 1996, the Company sold the principal operating assets of Wynn's Climate Systems, Inc. ("WCS"), a manufacturer and marketer of automotive air conditioning systems and components. Income on disposal of WCS' principal net operating assets has been classified on the statements of income as discontinued operations.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EARNINGS PER SHARE

     Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the weighted average number of diluted shares outstanding during the year and assumes the exercise of stock options. See Note 3 for a computation of basic and diluted earnings per share for the three years ended December 31, 1999.

CASH AND CASH EQUIVALENTS

     The Company's policy is to invest cash in excess of operating requirements in short-term interest bearing investments. Cash equivalents of $10,726,000 in 1999 and $42,325,000 in 1998 include commercial paper, guaranteed investment contracts, certificates of deposit, municipal securities and money market accounts which have maturities of three months or less when purchased and are stated at cost, which approximates fair market value.

CASH AND CASH EQUIVALENTS RESTRICTED FOR VEHICLE SERVICE CONTRACT OBLIGATIONS

     Cash and cash equivalents restricted for vehicle service contract obligations are funds held in a separate trust account in conjunction with a vehicle service contract insurance agreement (the "Agreement") between the Company and a risk retention group that insures the liability of the Company and its dealers with respect to various vehicle service contract programs marketed by the Company. Funds in the trust account are to be used primarily for the benefit of holders of the Company's various vehicle service contracts, and any residual funds and all investment income or loss accrue to the benefit of the Company. The funds are managed by the Company under guidelines approved by both parties to the Agreement and include money market accounts, commercial paper and municipal securities which have maturities of three months or less when purchased and are stated at cost, which approximates fair market value.

CONCENTRATIONS OF CREDIT RISK

     The Company places its temporary cash investments in high credit quality financial institutions and investment grade short-term investments and limits the amount of credit exposure to any one entity. Substantially all of the Company's accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both in the U.S. and internationally. The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 1999 with respect to its temporary cash investments or accounts receivable.

INVENTORIES

     Inventories are stated at the lower of cost (principally first-in, first-out) or market.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization of property, plant and equipment are calculated principally using the straight-line method over the estimated useful lives of the respective assets. See Note 8.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.


COSTS IN EXCESS OF FAIR VALUE OF NET ASSETS OF BUSINESSES ACQUIRED

     Costs in excess of fair value of net assets of businesses acquired are amortized using the straight-line method over a period of ten to twenty years (up to forty years for pre-1997 acquisitions).

LONG-LIVED ASSETS

     The Company reviews long-lived assets and certain identifiable intangibles held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is based on estimates of undiscounted future cash flows. Based upon the Company's analysis, the Company believes that no impairment of the carrying value of its long-lived assets or intangibles (including costs in excess of fair value of net assets of businesses acquired) existed at December 31, 1999.

DEFERRED VEHICLE SERVICE CONTRACT REVENUE AND DEFERRED ACQUISITION COSTS

     Revenue from vehicle service contracts is deferred and recognized in income over the contract period in proportion to expected claims incurred over the life of the contracts. Costs that are directly related to the acquisition of vehicle service contracts are deferred and charged to expense in proportion to the revenue recognized. Total deferred vehicle service contract revenue included in the Company's Consolidated Balance Sheets at December 31, 1999 and 1998 was $39.3 million and $3.3 million, respectively. Total deferred acquisition costs included in the Company's Consolidated Balance Sheet at December 31, 1999 were $9.1 million.

PRODUCT WARRANTY PROGRAM RESERVES

     Product warranty program reserves consist primarily of accrued liabilities for product warranty claims which are estimated to be payable over the useful life of the products. Reserves included in the Company's Consolidated Balance Sheets at December 31, 1999 and 1998 are $14.8 million and $16.7 million, respectively.

INCOME TAXES

     The Company provides for income taxes utilizing the liability method and provides taxes on the undistributed earnings of foreign subsidiaries, except for certain subsidiaries where the undistributed earnings are considered by the Company to be permanently reinvested.

OTHER LIABILITIES

     Noncurrent other liabilities consist primarily of deferred vehicle service contract revenue, accrued reserves for environmental matters, pension liabilities, deferred compensation and post employment benefits. Total noncurrent deferred vehicle service contract revenue and reserves for environmental matters at December 31, 1999 were $20.4 million and $8.5 million, respectively. (See Note 12 for a discussion of contingencies.)

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

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. Statement 133 standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the balance sheet and measure them at fair market value. Under certain conditions, an entity may elect to designate a derivative instrument as a hedge of certain commitments, forecasted transactions and net investments in foreign operations. As amended by Statement 137 issued in June 1999, Statement 133

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                                      Wynn's International, Inc.


is effective for quarterly financial statements for fiscal years beginning after June 15, 2000, and therefore the Company will adopt the new requirements beginning January 1, 2001. The Company is in the process of evaluating the impact of Statement 133 on the Company's financial statements.

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

COMPREHENSIVE INCOME

     Accumulated other comprehensive income reported on the Company's Consolidated Balance Sheets consists of cumulative equity adjustments from foreign currency translation. The Company reports comprehensive income in its Consolidated Statements of Stockholders' Equity. The reported amounts for total comprehensive income differ from net income due to foreign currency translation adjustments. The tax effect related to foreign currency translation adjustments is immaterial and has not been recognized as part of comprehensive income or in accumulated other comprehensive income.


2. ACQUISITION AND STOCK SPLIT
--------------------------------------------------------------------------------


ACQUISITION

     On December 17, 1999, the Company purchased all of the outstanding stock of Goshen Rubber Companies, Inc. ("Goshen"), a privately owned company. Goshen develops, manufactures and markets O-rings, tetraseals(R), gaskets and other rubber, plastic and urethane products for the North American automotive industry and other industrial markets. The acquisition is being accounted for as a purchase. The total purchase price for the shares of Goshen was equal to $24 million plus the net book value of Goshen, subject to certain adjustments, as of December 31, 1999 (the "Cut-Off Date"). In addition, the Company paid off approximately $42 million of bank indebtedness of Goshen at the closing and issued restricted stock with a fair market value of approximately $320,000 to certain Goshen employees. The aggregate estimated purchase price at closing, including the Goshen debt repaid at closing and estimated transaction costs, was approximately $89 million. Results of operations for Goshen will be included in the Company's consolidated results of operations beginning after the Cut-Off Date. Any costs in excess of fair value of net assets acquired will be amortized using the straight-line method over a period of 20 years.

     Under the terms of the stock purchase agreement, $34.9 million of the purchase price, net of $.3 million cash acquired, was paid in cash to the Goshen Shareholders at the closing; $42.3 million was used to repay outstanding Goshen indebtedness; $6.2 million consisted of a promissory note of the Company delivered at the closing and payable on January 3, 2000; and the balance of the purchase price (approximately $4.5 million) was deferred. The deferred amount will be paid out over a five-year period, subject to offset based on indemnification claims, if any, made during the five-year period. Transaction costs paid were approximately $.3 million. The Company funded the purchase by utilizing its existing working capital and new borrowings of $40.0 million to pay the purchase price at the closing to the Goshen shareholders and to pay off the outstanding bank debt of Goshen.

     The estimated fair value of assets acquired and liabilities assumed relating to the Goshen acquisition, subject to certain adjustments, is summarized below (in thousands):

-------------------------------------------------------------------------------
Current assets                                                          $46,355
Property, plant and equipment                                            40,229
Costs in excess of fair value of net assets of
  business acquired                                                      31,813
Other assets                                                              2,422
Liabilities assumed                                                     (32,291)
-------------------------------------------------------------------------------
                                                                        $88,528
===============================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.


     Unaudited pro forma operating results for the Company, assuming the acquisition of Goshen occurred on January 1, 1999 and 1998, respectively, are as follows:


(In thousands, except per share amounts)                  1999             1998
--------------------------------------------------------------------------------
Net sales                                              $545,659         $517,432
Net income                                              $25,665          $25,836
Basic earnings per share                                  $1.37            $1.35
Diluted earnings per share                                $1.34            $1.31
================================================================================

STOCK SPLIT

     On December 10, 1997, the Board of Directors authorized a 3 for 2 stock split effected in the form of a stock dividend payable to stockholders of record on December 22, 1997. All references in the consolidated financial statements to average number of shares outstanding and related prices, per share amounts and stock option plan data have been restated retroactively to reflect the stock split.


3. COMPUTATION OF NET INCOME PER COMMON SHARE
--------------------------------------------------------------------------------


     Basic and diluted earnings per share for the three years ended December 31, 1999 are calculated as follows:

                                                                                 1999             1998             1997
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                            $27,764,000      $27,290,000      $25,894,000
Income from discontinued operations                                                 --               --            319,000
--------------------------------------------------------------------------------------------------------------------------
   Net income                                                                $27,764,000      $27,290,000      $26,213,000
==========================================================================================================================
Weighted average number of shares outstanding                                 18,725,222       19,109,308       19,649,234
Net shares assumed issued using the treasury stock method for stock
   options outstanding during each period based on average market price          325,558          562,258          648,065
Net shares assumed issued for performance shares pending issuance
   based on satisfaction of vesting requirements                                   6,946            6,932            7,634
--------------------------------------------------------------------------------------------------------------------------
Diluted shares                                                                19,057,726       19,678,498       20,304,933
==========================================================================================================================
Income per common share:
   Basic:
     Continuing operations                                                         $1.48            $1.43            $1.32
     Discontinued operations                                                          --               --              .01
--------------------------------------------------------------------------------------------------------------------------
        Total                                                                      $1.48            $1.43            $1.33
==========================================================================================================================
   Diluted:
     Continuing operations                                                         $1.46            $1.39            $1.28
     Discontinued operations                                                          --               --              .01
--------------------------------------------------------------------------------------------------------------------------
        Total                                                                      $1.46            $1.39            $1.29
==========================================================================================================================

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                                      Wynn's International, Inc.


4. INVENTORIES
--------------------------------------------------------------------------------


     Inventories consist of the following at December 31, 1999 and 1998:

(In thousands)                                           1999             1998
--------------------------------------------------------------------------------
Finished goods                                          $30,305          $21,922
Raw materials and work in process                        19,399           12,425
--------------------------------------------------------------------------------
                                                        $49,704          $34,347
================================================================================


5. TAXES BASED ON INCOME
--------------------------------------------------------------------------------


     The provision for taxes based on income from continuing operations consists of the following elements for the three years ended December 31, 1999:

(In thousands)                        1999             1998              1997
-------------------------------------------------------------------------------
Current:
   Federal                           $ 8,921          $10,408           $11,137
   State                               1,781            2,029             1,714
   Foreign                             2,534            3,520             3,691
-------------------------------------------------------------------------------
   Total current                      13,236           15,957            16,542
-------------------------------------------------------------------------------
Deferred:
   Federal                             1,687             (362)           (1,133)
   State                                 452               (1)             (120)
   Foreign                               174             (243)               50
-------------------------------------------------------------------------------
   Total deferred                      2,313             (606)           (1,203)
-------------------------------------------------------------------------------
Total                                $15,549          $15,351           $15,339
===============================================================================

     Pretax income from continuing operations for domestic and foreign operations for the three years ended December 31, 1999 is as follows:

(In thousands)                          1999             1998             1997
--------------------------------------------------------------------------------
Domestic                               $37,239          $34,830          $32,369
Foreign                                  6,074            7,811            8,864
--------------------------------------------------------------------------------
                                       $43,313          $42,641          $41,233
================================================================================

     A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of income from continuing operations before taxes based on income for the three years ended December 31, 1999, follows:

                                        1999             1998             1997
------------------------------------------------------------------------------
Statutory federal
   income tax rate                      35.0%            35.0%            35.0%
State taxes, net of
   federal tax benefit                   3.4              3.1              2.5
Other-net                               (2.5)            (2.1)            (0.3)
------------------------------------------------------------------------------
Effective tax rate                      35.9%            36.0%            37.2%
==============================================================================

     At December 31, 1999, the Company had the following carryforwards for tax purposes available for future utilization with the indicated expiration periods (in thousands):

                                            Net                    Alternative
                                         Operating                 Minimum Tax
    Year                                   Losses                   Credits
------------------------------------------------------------------------------
    2000                                  $   67                     $ --
    2001                                      78                       --
    2002                                      81                       --
    2003                                     166                       --
2004 and after                             1,938                       --
 Unlimited                                 1,095                      1,454
------------------------------------------------------------------------------
                                          $3,425                     $1,454
==============================================================================

     A valuation allowance of $4,609,000 has been recognized to offset these and other deferred tax assets. The valuation allowance against deferred tax assets increased by $3,013,000 during 1999 due primarily to the stock acquisition of Goshen Rubber Companies, Inc.

     Significant components of the Company's deferred tax assets and liabilities as of December 31, 1999 and 1998 are as follows:

(In thousands)                                         1999               1998
-------------------------------------------------------------------------------
Deferred tax liabilities:
   Foreign earnings                                  $ 1,800            $ 1,906
   Accelerated depreciation
     and amortization                                  8,603              3,589
   Pension plan                                        1,965              1,339
   Other                                               4,099              2,933
-------------------------------------------------------------------------------
Total deferred tax liabilities                        16,467              9,767
-------------------------------------------------------------------------------
Deferred tax assets:
   Accrued expenses                                   11,880              7,392
   Inventory valuation                                   189                629
   Deferred revenue                                    5,024              6,515
   Tax attributes carryover                            4,879              1,382
-------------------------------------------------------------------------------
Subtotal                                              21,972             15,918
   Valuation allowances                               (4,609)            (1,596)
-------------------------------------------------------------------------------
Total deferred tax assets                             17,363             14,322
-------------------------------------------------------------------------------
Net deferred tax assets                              $   896            $ 4,555
===============================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.


6. LINES OF CREDIT; NOTE PAYABLE
--------------------------------------------------------------------------------


     The Company has one domestic committed unsecured line of credit with a commercial bank for $60.0 million, and various domestic and foreign uncommitted credit lines. The domestic committed credit line provides that the Company may borrow up to an aggregate principal amount not to exceed $60 million through October 31, 2002, $50 million from November 1, 2002 through October 31, 2003, and $40 million from November 1, 2003 through October 31, 2004. Amounts borrowed under the line of credit may be for terms of one to 30 days and bear interest at the bank's prime rate (8.5% at December 31, 1999) less 0.25% or for terms of one month to 12 months and bear interest at LIBOR plus 0.60% (6.87% at December 31, 1999) or the bank's money market funds rate (adjusted for reserves) plus an applicable margin determined on the basis of the Company's leverage ratio. After October 31, 2000, the line provides for the payment of an annual commitment fee of 0.10% of the average unused commitment. The domestic committed credit line also includes a $15.0 million unsecured multicurrency and trade finance facility which provides for standby and commercial letters of credit. The Company's policy is to classify borrowings under its revolving credit facility as long-term debt since the Company has the ability under the credit agreement, and the intent, to maintain obligations for longer than one year. This facility is subject to normal banking terms and conditions and does not materially restrict the Company's activities. At December 31, 1999, the Company had $40.0 million of borrowings and one standby letter of credit for $300,000 outstanding under the domestic committed credit line.

     At December 31, 1999, the Company has a note payable to the former shareholders of Goshen Rubber Companies, Inc. ("Goshen") in the amount of $6,200,000. The note was issued by the Company as part of the acquisition of Goshen on December 17, 1999. This note is due January 3, 2000 and bears interest at 6.75%.


7. LONG-TERM DEBT
--------------------------------------------------------------------------------


     Long-term debt consists of the following obligations at December 31, 1999:

(In thousands)                                                           1999
-------------------------------------------------------------------------------
To commercial bank, due 2004, plus
   interest at 6.87%, payable monthly                                   $40,000
To former shareholders of Goshen Rubber
   Companies, Inc., due in annual installments
   of $1,500,000 in 2003 and $3,000,000 in
   2004, plus interest at 5.5%, payable
   semi-annually                                                          4,500
Other                                                                     4,133
-------------------------------------------------------------------------------
                                                                         48,633
Less current maturities                                                    (346)
-------------------------------------------------------------------------------
                                                                        $48,287
===============================================================================

     The obligations payable to the commercial bank require, among other things, certain tangible net worth, leverage and earnings ratios be maintained. Other long-term debt consists of various obligations for plant and equipment purchases. The Company estimates that at December 31, 1999 the fair market value of its long-term debt obligations is $48,287,000. The estimation of fair value is based upon prevailing interest rates for similar maturities, risk factors and terms of the obligations.

     Maturities of long-term debt due after one year are: 2001-$347,000; 2002-$333,000; 2003-$1,810,000; 2004-$43,325,000; 2005-$352,000 and $2,120,000
after 2005. Interest expense for long-term debt amounted to $125,000 for 1999.

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                                      Wynn's International, Inc.

8. PROPERTY, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------

     Property, plant and equipment consists of the following at December 31, 1999 and 1998:

(In thousands)                                        1999               1998
-------------------------------------------------------------------------------
Land and land improvements                          $  3,028           $  1,520
Buildings and improvements                            36,741             25,873
Equipment, furniture and fixtures                    122,838             79,776
-------------------------------------------------------------------------------
                                                     162,607            107,169
Less accumulated depreciation
   and amortization                                  (63,676)           (56,972)
-------------------------------------------------------------------------------
                                                    $ 98,931           $ 50,197
===============================================================================

     Estimated useful lives used to calculate depreciation and amortization of property, plant and equipment are as follows:

Land improvements                                                  10 - 20 years
Buildings and improvements                                         10 - 40 years
Equipment, furniture and fixtures                                   3 - 10 years
================================================================================

9. RETIREMENT PLANS
--------------------------------------------------------------------------------

     Wynn's and its domestic subsidiaries have five qualified defined benefit retirement plans, which cover the majority of their U.S. employees. One plan is a compulsory noncontributory defined benefit pension plan that covers the employees of the parent company and two domestic subsidiaries. Another plan is a contributory defined benefit plan that covers the salaried employees of one domestic subsidiary. Three other plans, which were collectively bargained with the unions, cover hourly employees of two domestic subsidiaries. Benefits under these plans are based on employees' earnings and length of service with the Company. The funding policy for these plans is to make the annual contribution required by applicable regulations, which are intended to provide only for benefits attributed to service-to-date.

     One domestic subsidiary also participates in two multiemployer defined contribution pension plans covering its union employees. Contributions to these plans are based upon hours worked for one plan and days worked for the other plan. Beginning in 2000, the Company will make contributions to these plans as required by the union agreements.

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

     Net periodic pension costs (income) for the Company's U.S. pension plans for the three years ended December 31, 1999 included the following components:

(In thousands)                               1999          1998          1997
-------------------------------------------------------------------------------
Service cost                                $ 1,228       $   971       $   766
Interest cost                                 1,808         1,632         1,503
Expected return on assets                    (2,755)       (2,631)       (2,232)
Amortization of transition
   assets                                      (249)         (249)         (249)
Amortization of prior
   service cost                                 300           211           167
Amortization of gain                             (4)         (164)          (89)
-------------------------------------------------------------------------------
                                            $   328       $  (230)      $  (134)
===============================================================================

     All of the qualified pension plans have plan assets that exceed accumulated benefit obligations. Plan assets include government bonds and securities, money market accounts, mutual funds, corporate bonds and corporate stocks. The following tables set forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1999 and 1998 and provide a reconciliation of the changes in projected benefit obligations

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.


and plan assets for the two years ended December 31, 1999 for the Company's U.S. pension plans:

(In thousands)                                         1999              1998
-------------------------------------------------------------------------------
Funded Status
-------------------------------------------------------------------------------
Accumulated benefit
   obligation                                        $ 29,383          $(23,146)
===============================================================================
Projected benefit obligation                         $(32,318)         $(26,604)
Plan assets at fair market value                       39,280            31,008
-------------------------------------------------------------------------------
Plan assets in excess of projected
   benefit obligation                                   6,962             4,404
Unrecognized transition assets
   amortized over various
   periods of time                                       (392)             (641)
Unrecognized prior service cost                         2,599             2,245
Unrecognized net gain                                  (4,223)           (2,730)
-------------------------------------------------------------------------------
Prepaid pension cost                                 $  4,946          $  3,278
===============================================================================

(In thousands)                                         1999              1998
-------------------------------------------------------------------------------
Change in Projected
   Benefit Obligation
-------------------------------------------------------------------------------
Projected benefit obligation
   at January 1                                      $(26,604)         $(22,397)
Service cost                                           (1,124)             (928)
Interest cost                                          (1,769)           (1,627)
Employee contributions                                   (144)             (151)
Plan amendments                                          (749)           (1,208)
Assumption change                                       1,466            (1,057)
Gains (losses)                                          1,613              (955)
Benefits paid                                           1,949             1,719
Acquisition of business                                (6,956)             --
-------------------------------------------------------------------------------
Projected benefit obligation
   at December 31                                    $(32,318)         $(26,604)
===============================================================================

(In thousands)                                         1999              1998
-------------------------------------------------------------------------------
Change in Plan Assets
-------------------------------------------------------------------------------
Fair market value of plan
   assets at January 1                                $31,008           $29,542
Actual return on plan assets                            1,246             3,140
Employer contributions                                   --                  14
Employee contributions                                    144               151
Benefits paid                                          (1,949)           (1,719)
Plan expenses                                            (121)             (120)
Acquisition of business                                 8,952              --
-------------------------------------------------------------------------------
Fair market value of plan
   assets at December 31                              $39,280           $31,008
===============================================================================

     Assumptions used as of December 31, 1999, 1998 and 1997 were:

                                               1999          1998          1997
-------------------------------------------------------------------------------
Discount or settlement rate                    7.75%         6.75%         7.25%
Rate of increase in
   compensation level                          5.25%          4.5%          5.0%
Expected long-term rate
   of return on assets                          9.0%          9.0%          9.0%
===============================================================================

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

     The Company has two defined contribution plans for eligible U.S. based employees. One plan covers the employees of the parent company and three domestic subsidiaries (the "Wynn's Plan"). The other plan covers one domestic subsidiary (the "Goshen Plan"). Eligible employees in the Wynn's Plan are entitled to contribute from 1% to 10% of their base pay into an investment trust, and the Company matches, at the rate of $.50 for each $1.00 contributed, up to 3% of the employee's base pay. In addition, eligible employees at December 31 each year receive an additional 1% of their base pay contributed by the Company into the plan. The Company's total contributions into the Wynn's Plan for 1999, 1998 and 1997 were $572,000, $504,000 and $443,000, respectively.
Eligible employees in the Goshen Plan may contribute from 1% to 14% of their base pay into an investment trust, and the Company's contributions are discretionary. The Company did not contribute any amounts into this plan during 1999.

     The Company provides postretirement medical benefits for certain retired employees at the U.S. operations of Wynn's-Precision, Inc. At January 1, 1993, the accumulated postretirement benefit obligation (before tax benefit) was $3.2 million, which the Company elected to amortize over 20 years as part of the annual benefit cost. The net periodic postretirement benefit costs were $128,000, $119,000 and $145,000 in 1999, 1998 and 1997, respectively. The
Company does not prefund this benefit program. No additional benefits are being earned with respect to this program by any active employees. The following tables set forth the program's status and amounts recognized in

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                                      Wynn's International, Inc.


the Company's consolidated balance sheets at December 31, 1999 and 1998 and provide a reconciliation of the changes in accumulated postretirement benefit obligation for the two years ended December 31, 1999:

(In thousands)                                           1999             1998
-------------------------------------------------------------------------------
Program Status
-------------------------------------------------------------------------------
Unfunded accumulated post-
   retirement benefit obligation                       $(1,181)         $(1,439)
Unrecognized net gain (resulting
   from reduction in estimated
   health care cost trend rates)                        (1,366)          (1,260)
Unrecognized net transition
   obligation                                            2,080            2,240
-------------------------------------------------------------------------------
Accrued postretirement benefit cost                    $  (467)         $  (459)
===============================================================================

(In thousands)                                           1999             1998
-------------------------------------------------------------------------------
Change in Accumulated
   Benefit Obligation
-------------------------------------------------------------------------------
Accumulated benefit obligation
   at January 1                                        $(1,439)         $(1,436)
Interest cost                                              (91)             (98)
Benefits paid                                              120              150
Actuarial gain (loss)                                      229              (55)
-------------------------------------------------------------------------------
Accumulated benefit obligation
   at December 31                                      $(1,181)         $(1,439)
===============================================================================

     The weighted average discount rates used to determine the accumulated postretirement benefit obligation for 1999 and 1998 were 7.75% and 6.75%, respectively. The assumed annual health care cost trend rate was 8.5% for 2000, gradually decreasing to 4.5% in 2008 and remaining at that level thereafter.
If the health care cost trend rate were increased or decreased 1%, the accumulated postretirement benefit obligation would increase $51,000 or decrease $47,000, respectively, and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost would increase $5,000 or decrease $4,000, respectively.


10. COMMITMENTS
--------------------------------------------------------------------------------

     Wynn's rents certain facilities and equipment under various noncancellable operating leases. Rental commitments under these leases, exclusive of property taxes and insurance, are as follows:

             Year                                         (In thousands)
------------------------------------------------------------------------
             2000                                            $ 3,276
             2001                                              2,331
             2002                                              1,766
             2003                                              1,284
             2004                                              1,186
         2005 and after                                        2,811
------------------------------------------------------------------------
                                                             $12,654
========================================================================

     Rental expenses for all operating leases were $2,786,000 in 1999 ($2,589,000 in 1998 and $2,296,000 in 1997).


11. RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

     Pursuant to the acquisition of Goshen Rubber Companies, Inc. ("Goshen"), the Company leases seven buildings and is financing the purchase of two buildings and related equipment from a Company employee who was a former major shareholder of Goshen. The leases are classified as operating leases. Rental commitments, net of sublease income, under the operating leases, exclusive of property taxes and insurance, are as follows:

             Year                                         (In thousands)
------------------------------------------------------------------------
             2000                                            $  641
             2001                                               660
             2002                                               680
             2003                                               701
             2004                                               721
         2005 and after                                       2,583
------------------------------------------------------------------------
                                                             $5,986
========================================================================

     The amount of debt for financing the two buildings and related equipment at December 31, 1999 is $3,845,000 and has been included in the Company's consolidated balance sheet as other long-term debt. Payments under these debt obligations are due monthly through 2010 and include interest at an effective rate of 8.5%.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.


12. CONTINGENCIES
--------------------------------------------------------------------------------

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

     The Company is also involved in certain proceedings and potential proceedings relating to environmental matters. At December 31, 1999, included in current other accrued liabilities and noncurrent other liabilities are consolidated accrued reserves of approximately $10.4 million relating to environmental matters. In establishing such reserves, the Company evaluates to the extent known for each matter the nature and extent of the underlying contamination, the estimated cost of the likely remedy, the number and financial strength of other potentially responsible parties, and the evidence against the various potentially responsible parties. During this evaluation process, the Company makes its best estimate of its likely exposure with respect to each matter based on information known to the Company at that time. Such estimates may involve a range of exposures for each matter. The Company provides aggregate reserves for no less than the minimum amount of the aggregate range of outcomes established by the Company.

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


13. STOCK PLANS
--------------------------------------------------------------------------------

     The Company has two stock-based plans pursuant to which current grants of options to purchase common stock of Wynn's may be made. The 1999 Stock Awards Plan ("1999 Plan") authorizes the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock and performance shares to officers and key employees of the Company. The Non-Employee Directors' Stock Option Plan ("1994 Plan") provides for the grant of nonqualified stock options to non-employee directors of the Company. In addition, the Stock-Based Incentive Award Plan ("1989 Plan"), which expired in May 1999, authorized the grant of incentive stock options, nonqualified stock options, restricted stock and performance shares. Under the 1989 Plan, the aggregate number of options granted could not exceed 1,870,312 shares. Under the 1999 and 1994 Plans, the aggregate number of stock related awards may not exceed 1,668,750 shares. In addition, the 1999 Plan contains special provisions that prohibit the Company from granting options under the 1999 Plan if the number of shares subject to options outstanding under all stock plans of the Company would exceed 10% of the number of shares issued and outstanding on the date of grant. At December 31, 1999, the aggregate number of options available for future grants was 1,078,673. All options granted under the three plans have been made at prices not less than 100% of the fair market value of the stock at the date of grant. Options granted under the three plans are exercisable at various dates over a ten-year period. However, under the three plans, no options may be exercised until at least one year after the date of grant.

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

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                                      Wynn's International, Inc.


compensation at the date of exercise of the underlying stock options based on the market value of the performance shares. Unearned compensation is amortized to expense over the three-year vesting period.

     Pursuant to the 1999 acquisition of Goshen Rubber Companies, Inc. ("Goshen"), the Company issued 25,225 shares of restricted stock under the 1999 Plan to certain employees of Goshen. The restricted stock award vests over a three-year period. Recipients of restricted stock grants are entitled to cash dividends and voting rights on their respective shares. Restrictions limit the sale or transfer of shares during the vesting period. The fair market value of the restricted stock on the date issued was $320,000 and has been included as part of the purchase price for Goshen.

     During 1999, 21,400 performance shares were granted under the 1999 and 1989 Plans. At December 31, 1999, grants for 96,656 performance shares were outstanding, including 5,689 shares pending issuance based on satisfaction of vesting requirements. During 1999, 2,756 shares of the Company's common stock were issued pursuant to performance share grants. No stock appreciation rights were outstanding at December 31, 1999. The following tabulation summarizes certain information related to options for common stock:

                                                                       Weighted
                                                                        Average
                                                                       Exercise
                                                        Options          Price
--------------------------------------------------------------------------------
Outstanding options at
   January 1, 1997                                     1,344,713          $ 5.20
Granted during the year                                   80,625           13.74
Surrendered, forfeited or expired                        (17,063)          13.22
Exercised                                               (398,764)           3.95
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                       1,009,511            6.24

Granted during the year                                  172,875           21.96
Surrendered, forfeited or expired                        (16,139)          15.05
Exercised                                                (98,284)           6.85
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                       1,067,963            8.60

Granted during the year                                  122,875           18.71
Surrendered, forfeited or expired                        (32,451)          18.97
Exercised                                               (387,353)           4.95
--------------------------------------------------------------------------------
Outstanding at December 31, 1999                         771,034          $11.61
================================================================================

     Exercisable options outstanding at December 31, 1999, 1998 and 1997 and the related weighted average exercise prices were 592,326, 856,654 and 866,784 and $9.40, $5.86 and $5.50, respectively.

     The following tabulation summarizes certain information concerning outstanding and exercisable options at December 31, 1999:


                                              Range of Exercise Prices
--------------------------------------------------------------------------------
                                        $3.46            $6.13           $ 9.72
                                          to               to              to
                                        $3.90            $6.89           $22.31
--------------------------------------------------------------------------------
Outstanding options:
   Number outstanding                  118,970          272,061          380,003
   Weighted average
     exercise price                      $3.62            $6.19           $17.99
   Weighted average
     remaining contrac-
     tual life in years                    1.4              3.9              8.0
Exercisable options:
   Number exercisable                  118,970          272,061          201,295
   Weighted average
     exercise price                      $3.62            $6.19           $17.15

     If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date, net income and earnings per share would have been reduced to the pro forma amounts shown below:

(In thousands, except
per share amounts)                        1999            1998            1997
--------------------------------------------------------------------------------
Pro forma:
   Net income                            $27,233         $26,629         $25,913
   Earnings per share:
     Basic                                 $1.45           $1.39           $1.32
     Diluted                               $1.43           $1.35           $1.28
================================================================================

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

                                             1999           1998           1997
-------------------------------------------------------------------------------
Risk free interest rate                      4.95%          5.48%          6.22%
Expected life in years                        4.5            4.5            4.5
Expected volatility                          .269           .276           .276
Expected dividend yield                      1.50%          1.10%          1.56%
===============================================================================

     The weighted average fair value of options granted during 1999, 1998 and 1997 was $4.97, $6.40, and $3.98 per share, respectively.

     The Company has an Employee Stock Purchase Plan (the "Plan") under which there are authorized and available for sale to employees, at a 15%

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.


discount, an aggregate of 1,350,000 shares of the Company's common stock. For the Plan year ended December 31, 1999, 45,727 shares were issued at $12.01 per share in January 2000. At December 31, 1999, 1,143,797 shares were available under the Plan for future sales to employees.


14. SHAREHOLDER RIGHTS PLAN
--------------------------------------------------------------------------------

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


15. OPERATING SEGMENTS AND RELATED INFORMATION
--------------------------------------------------------------------------------

     The Company has two reportable segments, Automotive and Industrial Components and Specialty Chemicals. These reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes and distribution channels. Operations in the Automotive and Industrial Components segment involve the development, manufacturing and marketing of O-rings and other static and dynamic seals principally for the automotive industry, and other rubber, plastic and urethane products. In addition, operations for Robert Skeels & Company, which are not significant, are included in the Automotive and Industrial Components segment. Operations in the Specialty Chemicals segment involve the development, production and marketing of a wide variety of car care products, automotive chemicals for the consumer, specialty chemicals and equipment for professional automotive service centers and product warranty and vehicle service contract programs for automotive dealerships, as well as industrial coolants, specialty fluids and cutting fluids used in metal-working. The Corporate and Other segment includes business activities for corporate operations.

     The Company evaluates segment performance based on pretax profit or loss from operations, including intercompany interest income and expense allocations and other intercompany charges, but excluding certain expenses for goodwill amortization, litigation and environmental matters and nonrecurring gains and losses. Excluded items are generally considered part of corporate activities.

     Segment assets are those assets used in the operations of each segment and include amounts for intercompany cash advances, accounts receivable and notes receivable. In 1999, the amounts for assets and expenditures for long-lived assets for the automotive and industrial components segment include the December 1999 acquisition of Goshen Rubber Companies, Inc. The Company does not allocate certain items to its segments, such as various goodwill and tax assets. Assets included in the Corporate and Other category include corporate assets which are principally cash and cash equivalents, prepaid expenses, other receivables and intercompany cash advances, accounts receivable and notes receivable. Assets exclude investments in consolidated subsidiaries.

     Sales to the largest customer of the Automotive and Industrial Components segment were 7.8% of consolidated net sales during 1999 (10.0% in 1998 and 10.1% in 1997). Net sales included in the geographic information are attributed to countries based on the location of the business unit reporting the sales. The Company does not have any significant intersegment sales.

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                                      Wynn's International, Inc.


                                        Automotive
                                      and Industrial  Specialty     Corporate       Segment                   Consolidated
(In thousands)                          Components    Chemicals     and Other        Totals     Eliminations      Totals
--------------------------------------------------------------------------------------------------------------------------
1999           Net sales                 $186,802      $173,497       $  --         $360,299      $   --         $360,299
               Interest income                169         2,106         1,903          4,178        (1,184)         2,994
               Interest expense                17            62         1,315          1,394        (1,184)           210
               Depreciation and
                 amortization               7,115         1,665            32          8,812          --            8,812
               Pretax profit (loss)        31,722        17,449        (5,858)        43,313          --           43,313
               Assets                     213,237       143,472        31,578        388,287       (29,315)       358,972
               Expenditures for
                 long-lived assets         54,447         2,712            81         57,240          --           57,240
==========================================================================================================================
1998           Net sales                 $175,823      $161,052       $  --         $336,875      $   --         $336,875
               Interest income                223           980         1,789          2,992          (636)         2,356
               Interest expense                12            73           801            886          (636)           250
               Depreciation and
                 amortization               6,583         1,739            43          8,365          --            8,365
               Pretax profit (loss)        29,234        17,736        (4,329)        42,641          --           42,641
               Assets                     106,281       101,971        34,916        243,168       (17,572)       225,596
               Expenditures for
                 long-lived assets          8,745         1,673            17         10,435          --           10,435
==========================================================================================================================
1997           Net sales                 $168,266      $152,687       $  --         $320,953      $   --         $320,953
               Interest income                149           730         1,604          2,483          (377)         2,106
               Interest expense                 3           105           506            614          (377)           237
               Depreciation and
                 amortization               6,562         1,681            40          8,283          --            8,283
               Pretax profit (loss)        26,446        20,095        (5,308)        41,233          --           41,233
               Assets                     100,051        87,258        37,434        224,743       (17,652)       207,091
               Expenditures for
                 long-lived assets          9,896         1,850            65         11,811          --           11,811
==========================================================================================================================

     Interest income and expense eliminations include amounts for intercompany interest. Asset eliminations primarily include amounts for intercompany accounts receivable and notes receivable, and the reclassification of current deferred tax liabilities against current deferred tax assets.

     The following table presents net sales by country based on the location of the subsidiary:

(In thousands)                        1999              1998              1997
--------------------------------------------------------------------------------
United States                       $262,656          $238,684          $224,769
France                                40,050            41,334            38,710
Other foreign                         57,593            56,857            57,474
--------------------------------------------------------------------------------
   Total                            $360,299          $336,875          $320,953
================================================================================

The following table presents long-lived assets by country based on the location of the assets:

(In thousands)                        1999              1998              1997
--------------------------------------------------------------------------------
United States                       $103,165           $53,555           $50,886
Foreign                                7,362             5,257             5,273
--------------------------------------------------------------------------------
   Total                            $110,527           $58,812           $56,159
================================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Wynn's International, Inc.


16. QUARTERLY INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------

     Quarterly information is as follows for the two years ended December 31, 1999:

                                                       First        Second         Third        Fourth         Total
(Dollars in thousands, except per share amounts)       Quarter      Quarter       Quarter       Quarter         Year
----------------------------------------------------------------------------------------------------------------------
1999           Net sales                               $88,538       $92,770       $91,120       $87,871      $360,299
               Gross profit                             35,060        36,289        35,472        30,346       137,167
               Net income                                7,453         7,587         6,866         5,858        27,764
               Earnings per share:
                 Basic                                    $.40          $.40          $.37          $.31         $1.48
                 Diluted                                  $.39          $.40          $.36          $.31         $1.46
======================================================================================================================
1998           Net sales                               $85,809       $85,589       $79,835       $85,642      $336,875
               Gross profit                             33,683        33,864        30,350        31,890       129,787
               Net income                                7,494         7,149         6,124         6,523        27,290
               Earnings per share:
                 Basic                                    $.39          $.37          $.32          $.35         $1.43
                 Diluted                                  $.38          $.36          $.31          $.34         $1.39
======================================================================================================================

                                                  Report of Independent Auditors
--------------------------------------------------------------------------------


The Board of Directors and Stockholders, Wynn's International, Inc.

     We have audited the accompanying consolidated balance sheets of Wynn's International, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wynn's International, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ ERNST & YOUNG LLP


                                                         Los Angeles, California
                                                                January 27, 2000

                                                           Corporate Information
--------------------------------------------------------------------------------
                                                      Wynn's International, Inc.

NUMBER OF STOCKHOLDERS
--------------------------------------------------------------------------------
There were 897 stockholders of record at March 9, 2000.


STOCK EXCHANGE LISTING
--------------------------------------------------------------------------------
New York Stock Exchange
Ticker Symbol: WN


COMMON STOCK PRICES AND CASH DIVIDENDS PER SHARE: 1999-1998
--------------------------------------------------------------------------------


The stock price and cash dividends of the Company's Common Stock for the past two years are shown in the following table:


Quarter                     1st            2nd             3rd           4th
--------------------------------------------------------------------------------
1999   HIGH              $ 22 1/16      $ 19 5/16       $ 20 1/4     $ 16 7/16
       LOW                 16 1/8         16 1/2          15 1/2       12 11/16
       DIVIDENDS         $.07           $.07            $.07         $.07
================================================================================
1998   High              $ 25 3/4       $ 25 1/16       $ 20 3/8     $ 22 3/4
       Low                 20             18 11/16        15 5/8       15 1/16
       Dividends         $.06           $.06            $.06         $.06
================================================================================



                                                                              45